SoFi

SoFi Technologies, Inc.

2024 ANNUAL REPORT



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Anthony Noto
Chief Executive Officer,
SoFi Technologies, Inc.

To our valued SoFi Shareholders:

2024 was SoFi's strongest year yet. Through our relentless focus on innovation, we delivered durable growth and strong returns with our first full year of profitability. I am proud of the progress our team has made towards our vision of becoming a top ten financial institution.

As a milestone towards this vision, **SoFi surpassed 10 million members in 2024** – 10x the number we had five years ago. This growth is a testament to the trust we have built with our members by delivering on our mission: to help people achieve financial independence to realize their ambitions.

We achieved record total adjusted net revenue of $2.6 billion, up 26% year-over-year. Our adjusted EBITDA reached a record over $665 million, showing the strength of our business and improved operating leverage. We successfully diversified our business towards more capital-light, fee-based revenue and delivered outstanding results with all three of our segments achieving record contribution profit at strong margins. Our total fee-based revenue across our business increased 74% year-over-year, reaching a record $970 million in 2024.

We've proven that we can achieve strong returns and durable growth in a full cycle of market conditions through our relentless focus on innovation. We built personalized financial solutions to meet the changing needs of our members, many of whom are deepening their relationship with us. In 2024, 30% of new products were opened by existing SoFi members, and nearly 40% of new members opened a second product in the first 30 days. **Our one-stop-shop model is working for our members because it was built for them.**

Delivering Across SoFi's Business

Financial Services

SoFi's Financial Services Segment recorded impressive growth in 2024. This segment achieved net revenue of $821.5 million, an 88% increase from the prior year. Contribution profit reached $307.0 million, with a 37% margin.

SoFi Money reached $26 billion in deposits, making it our most successful financial services product and, for many of our members, an entry point into SoFi's ecosystem.

We also innovated and expanded our offerings in SoFi Invest, making it the only self-directed product that offers alternative assets like private credit, private real estate and private venture investing side-by-side with fractional shares, robo funds, ETFs and IPOs.

Given strong demands from our members and capital markets, we also significantly expanded our Loan Platform Business, where we originate loans on behalf of third parties and refer pre-qualified borrowers to loan origination partners. This allows us to serve more members, including people that we might have otherwise declined for a variety of factors, without taking on incremental risk or capital. In 2024, SoFi's Loan Platform Business originated $2.1 billion of loans and LPB volume had an annual run rate of $4.4 billion.

Technology Platform

We made significant enhancements to our Tech Platform and we are seeing growing demand for our solutions across banking infrastructure, payments, lending, risk and managed services. This segment achieved net revenue of $395.2 million, a 12% increase from the prior year. Contribution profit reached $127.0 million, with a 32% margin. The segment reached 168 million total accounts, up 15% year-over-year, with clients including banks, fintechs and consumer brands that rely on our Tech Platform to create, launch and run financial products.

We also signed several new partnerships including the U.S. Department of Treasury, where we were selected to be the processing partner for Direct Express, a prepaid debit card program that provides millions of people access to federal benefits. We also expanded our footprint with consumer brands, with the launch of a co-branded rewards debit card program with Wyndham Hotels & Resorts.

Lending

We achieved meaningful growth across lending, in an extended high-rate environment. Adjusted net revenue in this segment grew 11% year-over-year to nearly $1.5 billion. Contribution profit reached $890.5 million, with a 60% adjusted margin. SoFi's powerful lending platform serves members' needs with personal, home and student lending products. Combined with our strong underwriting and servicing capabilities and healthy credit performance, this segment is well positioned for growth in 2025.

Looking Ahead

In 2025:

- We will continue to drive consistent, **durable growth** fueled by our shift toward capital-light, low-risk, fee-based businesses. Our recent $5 billion, 2-year agreement with Blue Owl Capital to expand our Loan Platform Business is one example of our continued momentum in the new year.

- We will continue investing in **innovation and brand building** to bring even more members into our ecosystem and deliver them even greater value. For example, we recently introduced a new subscription offering and expanded benefits in SoFi Plus – our premium membership program – with more to come.

- By strengthening our business and innovating for members and clients we can **deliver strong returns** across all three of our segments, with a business that is diversified, resilient and battle-tested in all market conditions.

As we celebrate our wins in 2024 and look forward to the opportunities in 2025, I thank you for investing in SoFi. With your support we are confident that we can make our vision, to become a top ten financial institution, a reality.

Anthony Noto
Chief Executive Officer,
SoFi Technologies, Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

or

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   to

Commission file number 001-39606



SoFi Technologies, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**98-1547291**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
234 1st Street	
San Francisco, California	**94105**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: **(855) 456-7634**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.0001 par value per share	SOFI	The Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 74262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.1D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the voting and non-voting common equity of the Registrant held by non-affiliates as of June 30, 2024: $6.7 billion

The number of shares of the registrant's common stock, par value $0.0001 per share, outstanding as of January 31, 2025 was 1,096,540,215 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2025 Annual Meeting of Stockholders are incorporated by reference in Part III. The Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the Registrant's fiscal year ended December 31, 2024.

SOFI TECHNOLOGIES, INC.
TABLE OF CONTENTS

Glossary of Terms and Acronyms

ACH: Automated clearing house	**FTC**: Federal Trade Commission
AFS: Available-for-sale	**FTP**: Fund transfer pricing
ALCO: Asset Liability Committee	**GAAP**: U.S. Generally Accepted Accounting Principles
AWS: Amazon Web Services	**GLBA**: Gramm-Leach-Bliley Act
AOCI: Accumulated other comprehensive income (loss)	**Golden Pacific**: Golden Pacific Bancorp, Inc.
ASU: Accounting Standards Update	**GSE**: Government-Sponsored Enterprise
ATDS: Automatic telephone dialing systems	**HELOC**: Home Equity Line of Credit
BHCA: Bank Holding Company Act of 1956, as amended	**HFI**: Held for investment
bps: Basis points	**HFS**: Held for sale
BSA: Bank Secrecy Act	**HMDA**: Home Mortgage Disclosure Act
Business Combination: Transactions contemplated in a merger agreement entered into by Social Finance, Inc. with Social Capital Hedosophia Holdings Corp. V on January 7, 2021	**IRLC**: Interest rate lock commitment
	IRR: Interest rate risk
	IRS: Internal Revenue Service
CARES Act: Coronavirus Aid, Relief, and Economic Security Act	**LIBOR**: London Inter-Bank Offered Rate
CCPA: California Consumer Privacy Act	**MLA**: Military Lending Act
CD: Community Development	**MSB**: Money services business
CET1: Common Equity Tier 1	**MSRB**: Municipal Securities Rulemaking Board
CFP: Certified financial planners	**NACHA**: National Automated Clearinghouse Association
CFPA: Consumer Financial Protection Act	**Nasdaq**: The Nasdaq Global Select Market
CFPB: Consumer Financial Protection Bureau	**NII**: Net Interest Income
CFTC: Commodity Futures Trading Commission	**OCC**: Office of the Comptroller of the Currency
CISO: Chief Information Security Officer	**OFAC**: Office of Foreign Assets Control
CODM: Chief Operating Decision Maker	**PCD**: Purchased credit deteriorated
CPA: Colorado Privacy Act	**PD**: Probability of Default
CPPA: California Privacy Protection Act	**PFOF**: Payment for order flow
CPRA: California Privacy Rights Act	**PSU**: Performance stock units
CRA: Community Reinvestment Act	**QIA**: Qatar Investment Authority
DACA: Deferred Access for Childhood Arrival	**RESPA**: Real Estate Settlement Procedures Act
DCF: Discounted cash flow	**ROU**: Right-of-use
DEP: Digital engagement practices	**RSU**: Restricted stock units
Dodd-Frank Act: Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010	**SCH**: Social Capital Hedosophia Holdings Corp. V
	SCRA: Servicemembers' Civil Relief Act
DSU: Deferred stock units	**SEC**: U.S. Securities and Exchange Commission
DTC: Depository Trust Company	**SPAC**: Special purpose acquisition company
EAD: Exposure at Default	**Social Finance**: Social Finance, LLC (formerly Social Finance, Inc.)
EBRC: Enterprise Broad Risk Committee	**SoFi Bank**: SoFi Bank, National Association
EC: European Commission	**SoFi Capital Advisors**: SoFi Capital Advisors, LLC
ECOA: Equal Credit Opportunity Act	**SoFi Securities**: SoFi Securities LLC
EFTA: Electronic Fund Transfer Act	**SoFi Stadium**: The LA Stadium and Entertainment District at Hollywood Park in Inglewood, California
EPS: Earnings (loss) per share of common stock	
ESG: Environmental, social and corporate governance	**SoFi Wealth**: SoFi Wealth LLC
ESIGN: Electronic Signatures in Global and National Commerce Act	**SOFR**: Secured Overnight Financing Rate
ESPP: Employee Stock Purchase Plan	**SPE**: Special purpose entity
ETF: Exchange-Traded Funds	**SRO**: Self-regulatory organizations
EVE: Economic value of equity	**TBA**: To-be-announced security
FCA: Financial Conduct Authority	**TCJA**: Tax Cuts and Jobs Act
FCRA: Fair Credit Reporting Act	**TCPA**: Federal Telephone Consumer Protection Act
FDCPA: Fair Debt Collection Practices Act	**Technisys**: Technisys S.A., a Luxembourg société anonyme
FDIA: Federal Deposit Insurance Act	**TDR**: Troubled debt restructuring
FDIC: Federal Deposit Insurance Corporation	**TGL**: TMRW Golf League
Federal Reserve: Board of Governors of the Federal Reserve System	**TILA**: Truth in Lending Act
FHA: Fair Housing Act	**UDAAP**: Unfair, deceptive or abusive acts or practices
FHFA: Federal Housing Finance Agency	**UETA**: Uniform Electronic Transactions Act
FHLB: Federal Home Loan Bank	**VA**: United Stated Department of Veterans Affairs
FinCEN: Financial Crimes Enforcement Network	**VIE**: Variable interest entity
FINRA: Financial Industry Regulatory Authority	**Wyndham**: Wyndham Capital Mortgage
FRB: Federal Reserve Bank of San Francisco	

SoFi Technologies, Inc.

As used in this Annual Report on Form 10-K, unless the context requires otherwise, references to "SoFi", the "Company", "we", "us", and "our", and similar references refer to SoFi Technologies, Inc. and its wholly-owned subsidiaries.

See *Note 2. Business Combinations* to the Notes to Consolidated Financial Statements within Part II, Item 8. for information on our business combinations.

Refer to *Glossary of Terms and Acronyms* for the definitions of certain terms, acronyms and abbreviations used in this document.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains statements that are forward-looking and as such are not historical facts. This includes, without limitation, statements regarding the financial position, business strategy and the plans and objectives of management for our future operations; anticipated trends and prospects in the industries in which our business operates; new products, services and related strategies; anticipated actions by governmental authorities; and macroeconomic conditions. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this Annual Report on Form 10-K, words such as "aim", "allow", "anticipate", "believe", "can", "continue", "could", "estimate", "expect", "if", "intend", "likely", "may", "might", "opportunity", "plan", "possible", "possibility", "potential", "predict", "project", "should", "strive", "will", "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

Forward-looking statements are subject to risks, uncertainties and other factors described in Part I, Item 1A. *"Risk Factors"* and elsewhere in this Annual Report on Form 10-K and our other filings with the SEC and include, among other things:

- our ability to maintain or enhance profitability in the future;

- the impact on our business of the current and evolving regulatory environment and complexities with compliance;

- the effect and impact of evolving laws, rules, regulations, executive actions and government enforcement policies, including any federal or state loan forgiveness programs;

- the impact of adverse developments affecting the U.S. or global banking industry, including bank failures and liquidity concerns, which could cause economic and market volatility, and regulatory responses thereto;

- our ability to manage our growth effectively and execute our strategy with respect to the development and expansion of our business, including through continuing to enhance our brand and attract additional members;

- our ability to continue to originate and sell loans to third parties, and the impact of the performance of loans held on our balance sheet;

- our ability to access sources of capital on favorable terms, if at all, including debt financing, deposits and other sources of capital to finance operations and growth;

- the impact of and our ability to respond to general economic conditions and other macroeconomic and geopolitical factors, such as elevated and fluctuating interest rates, inflationary pressures, increased tariffs, counterparty risk, changing customer demand and employment rates, capital markets volatility, instability in the financial services industry, a potential U.S. government shutdown, uncertainty stemming from recent changes to the U.S. presidential administration and its regulatory priorities and focus, the possibility of a recession, and domestic or international conflicts or disputes;

- the success of our marketing efforts and our ability to expand our member base;

- our ability to grow market share in existing markets or any new markets we may enter;

- our ability to develop new products and services, features and functionality that are competitive and meet market needs;

- our ability to diversify our business and broaden our suite of financial services offerings;

- our ability to realize the benefits of our strategy, including what we refer to as our Financial Services Productivity Loop, and achieve scale in our Financial Services segment;

- our ability to successfully operate as a bank holding company, and to operate SoFi Bank;

- our ability to make accurate credit and pricing decisions or effectively forecast our loss rates;

- our ability to establish and maintain an effective system of internal controls over financial reporting;

- our ability to maintain the listing of our securities on Nasdaq;

- our ability to realize the anticipated benefits of prior acquisitions and any additional acquisitions we undertake;

- our ability to successfully expand our operations into foreign jurisdictions, including compliance with a variety of foreign laws; and

- the outcome of any legal or governmental proceedings that may be instituted against us.

Forward-looking statements are based on information available as of the date of this Annual Report on Form 10-K and reflect current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report on Form 10-K. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

TRADEMARKS

This document contains references to trademarks, service marks and trade names owned by us or belonging to other entities. Solely for convenience, trademarks, service marks and trade names referred to in this document may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we or the applicable licensor will not assert, to the fullest extent under applicable law, our or its rights to these trademarks, service marks and trade names. SoFi Technologies does not intend its use or display of other companies' trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of it by, any other companies. All trademarks, service marks and trade names included in this document are the property of their respective owners.

PART I

Item 1. Business

Company Overview

We are a mission driven company designed to help our members achieve financial independence in order to realize their ambitions. To us, financial independence does not mean being wealthy, but rather represents the ability of our members to have the financial means to achieve their personal objectives at each stage of life, such as owning a home, having a family, or having a career of their choice — more simply stated, to have enough money to do what they want. We were founded in 2011 and have developed a suite of financial products that offers the speed, selection, content and convenience that only an integrated digital platform can provide. In order for us to achieve our mission, we have to help people get their money right, which means providing them with the ability to borrow better, save better, spend better, invest better and protect better. Everything we do today is geared toward helping our members "Get Your Money Right" and we strive to innovate and build ways for our members to achieve this goal.

In order to help achieve our mission, we are a member-centric, one-stop shop for financial services that, through our Lending and Financial Services products, allows members to borrow, save, spend, invest and protect their money. We refer to our customers as "members" and "clients". We offer personal loans, student loans, home loans and related servicing and offer a variety of financial services products, such as SoFi Money, SoFi Credit Card, SoFi Invest and SoFi Relay, that provide more daily interactions with our members, as well as products and capabilities, such as SoFi At Work, that are designed to appeal to enterprises. Lending related services that we offer through our Loan Platform Business help a broader range of borrowers to find lending solutions, through our relationships with members as well as third-party enterprise partners. We have also made strategic acquisitions to further expand our technology platform capabilities for enterprises, which we believe deepen our participation in the entire technology ecosystem powering digital financial services.

We have built a personalized area within our digital native application, which we refer to as the member home experience. The member home experience is personalized and delivers content to a member about what they must do that day in their financial life, what they should consider doing that day in their financial life, and what they can do that day in their financial life. Through the member home experience, there are significant opportunities to build frequent engagement and, to date, the member home experience has been an important driver of new product adoption. The member home experience is an important part of our strategy and our ability to use data as a competitive advantage.

To complement these products and services, we believe in establishing partnerships with other enterprises to leverage our existing capabilities to reach a broader market and in building vertically-integrated technology platforms designed to manage and deliver our suite of products and technology solutions to our members and clients in a low-cost and differentiated manner.

Our three reportable segments and their primary product and service offerings as of December 31, 2024 were as follows:


Lending
Personal Loans
Student Loans
Home Loans
Loan Servicing
Technology Platform
Technology Products and Solutions
Financial Services
SoFi Money
SoFi Invest
SoFi Relay
SoFi Credit Card
Loan Platform Business(1)
SoFi At Work
SoFi Protect

____

(1) Loan Platform Business, formerly referred to as lending as a service, includes activity related to (i) certain loans which we originate on behalf of third-party partners, (ii) referred loans which are originated by a third-party partner to which we provide pre-qualified borrower referrals, (iii) certain loans

associated with our Lantern financial services marketplace platform, and (iv) servicing rights assumed from third parties. Refer to "*Our Reportable Segments—Financial Services Segment*" and "*Our Reportable Segments—Lending Segment*" for more information.

Members

We have created an innovative financial services platform designed to offer best-in-class products to meet the broad objectives of our members and the lifecycle of their financial needs. Our platform offers our members (as defined under Part II, Item 7. "*Key Business Metrics*") a suite of financial products and services, enabling them to borrow, save, spend, invest and protect their finances across one integrated platform, as well as personal financial management tools and benefits to complement our products. Our aim is to create a best-in-class, integrated financial services platform that will generate a virtuous cycle whereby positive member experiences will lead to new product adoption by existing members and enhanced profitability for each additional product by lowering overall member acquisition costs and increasing the lifetime value of our members. We refer to this virtuous cycle as our "Financial Services Productivity Loop", which is further discussed below.

Enterprises

In addition to benefiting our members, our products and capabilities are also designed to appeal to enterprises, such as financial services institutions that subscribe to our enterprise services and third-party partners in our Loan Platform Business, and have become interconnected with the SoFi platform. We have continued to expand our platform capabilities for enterprises through strategic acquisitions, including: (i) our acquisition of Galileo in 2020, which provides technology platform services to financial and non-financial institutions and which has allowed us to vertically integrate across more of our financial services, and (ii) the Technisys Merger in the first quarter of 2022, through which we added a cloud-native digital and core banking platform into our technology platform offerings and expanded our technology platform services to a broader international market. These expansions have deepened our participation in the entire technology ecosystem powering digital financial services, allowing us to not only reduce costs to operate our member-centric business, but also deliver increasing value to our enterprise customers. While our enterprises are not considered members, they are important contributors to the growth of the SoFi platform, and also have their own constituents who might benefit from our products in the future.

SoFi Bank

In February 2022, we closed the Bank Merger, pursuant to which we became a bank holding company and began operating as SoFi Bank. Golden Pacific's community bank business continues to operate as a division of SoFi Bank.

As a bank holding company, we offer checking and savings accounts and credit cards through SoFi Bank. We are originating all new loans within SoFi Bank, and we intend to continue to explore other products for SoFi Bank over time. The key current and expected financial benefits to us of operating a national bank include: (i) lowering our cost to fund loans, as we can utilize deposits held at SoFi Bank to fund loans, which generally have a lower borrowing cost of funds than warehouse and securitization financing, (ii) increasing our flexibility to hold loans on our balance sheet for longer periods, thereby enabling us to earn interest on these loans for a longer period, (iii) supporting origination volume growth by providing an alternative financing option, while also maintaining our warehouse capacity, and (iv) through deposits, providing us with meaningful member data that can allow us to better serve our members' financial needs. See Part I, Item 1A. "*Risk Factors*" for a discussion of certain potential risks related to being a bank holding company.

International Operations

While we primarily operate in the United States, we also operate internationally in Latin America and Canada, largely through our Technology Platform segment, as well as in Hong Kong through SoFi Holdings (Hong Kong) Limited (an investment business).

Our Differentiation

In order to build best-in-class offerings, we focus on four differentiators: fast, selection, content and convenience.

(1) *Fast* — We aspire to be the fastest place for our members to responsibly do anything, whether it's applying for a loan, getting a funded loan, opening an account, buying or selling a stock, uploading a mobile check, getting access to money, paying a friend, or accessing relevant financial content. Other than certain products acquired and offered through SoFi Bank, our products are all digital and we have a culture of iteration to help drive faster and faster services.

(2) *Selection* — Given the digital nature of our products, the permutations of features and services that can be made available to our members across their needs to borrow, save, spend, invest and protect are significant. We will continue

to iterate, learn and innovate to broaden our selection in the same way we did this year by providing our members with competitive interest rates on checking and savings accounts, options trading, "Pay in 4" (a buy now, pay later product), and SoFi Plus membership benefits.

(3) *Content* — Our financial education, insights, research content, actionable tools and advice are designed to provide meaningful value for our members. Our carefully-crafted and personalized content is offered through our member home experience and is designed to help our members get their money right. We strive to provide digestible financial education, meaningful answers, salient information, advice, credit scores, financial calculators, investment research and financial news that enhance member loyalty and increase the likelihood that members will use additional SoFi products.

(4) *Convenience* — We hold ourselves accountable and aim to provide the most convenient member experience possible in terms of ease of use, ubiquity, functionality, simplicity and responsive customer service. Our long-term goal is to provide the most convenient 24x7 service and dispel the historical construct of financial service availability based on 9-5 Monday through Friday.

Each product we offer is delivered in a member-centric way and is built and enhanced with these differentiators in mind. We believe that our member-centric, one-stop shop for financial services serves as a competitive differentiator for us relative to other financial services providers.

We offer our members a full suite of financial products and services all in one common mobile application. To complement these products and services, we believe in building vertically-integrated technology platforms designed to manage and deliver the suite of solutions to our members in a low-cost and differentiated manner.

The Financial Services Productivity Loop

We believe that developing a comprehensive, long-term relationship with our members and gaining their trust is central to our success as a financial services platform. We have a digital-first financial services platform that we believe can support all of our members' financial services needs throughout their lifetime. We believe this will lead to a competitive advantage over other financial institutions that provide a disjointed and non-seamless product experience, a lack of digital customer acquisition, subpar mobile web products instead of digital native apps and incomplete product offerings to meet a customer's holistic financial needs.

A central part of our strategy is rooted in what we refer to as our "Financial Services Productivity Loop", which is focused on building a durable relationship with our members, which we believe will help build a sustainable competitive advantage.


Financial Services Productivity Loop
Home Loans
SoFi Money
SoFi Invest
SoFi Credit Card
SoFi Protect
SoFi Relay
SoFi At Work
Loan Platform Business
Personal Loans
Student Loans
Lending
Members' One-Stop Shop
Financial Services
Technology Platform
Supporting Innovation for Enterprise Clients

In order to deliver on our strategy, we must develop a comprehensive set of best-in-class products that build trust and reliability with our members and our platform. Members often come to us for a specific need, then later consider using

additional products from our offering. Doing more business with existing members results in increased revenue per member and lower acquisition cost, resulting in higher lifetime value per member. This also reinforces the benefits of our platform, which simplifies the entire financial ecosystem for our members, helping them get their money right. We are able to use the increased revenue to further improve member benefits, such as those we provide through our SoFi Plus offering, and product experience.

In addition to realizing the benefits of more of our members adopting multiple SoFi products, the Financial Services Productivity Loop strategy delivers operating and technology efficiencies to deliver improved unit economics.

Our Reportable Segments

We conduct our business through three reportable segments: Lending, Technology Platform and Financial Services. Below is a discussion of our segments and their primary products and non-product offerings.

Lending Segment

We offer personal loans, student loans, home loans and related servicing to help our members with a variety of financial needs. We believe that our market opportunity within each of these lending channels is significant. Our lending process primarily leverages an in-application, digital borrowing experience, which we believe serves as a competitive advantage as digital lending becomes increasingly ubiquitous. Furthermore, our platform supports the full transaction lifecycle, including credit application, underwriting, approval, funding and servicing. Through data derived at loan origination and throughout the servicing process, SoFi has life-of-loan performance data on each loan in our ecosystem that we originate and on which we retain servicing, which provides a meaningful data asset. Net interest income, which we define as the difference between the earned interest income and interest expense to finance loans, is a key component of the profitability of our Lending segment, along with fee income.

Personal Loans. We originate personal loans to help our members with a variety of financial needs, such as debt consolidation, home improvement projects, family planning, travel and weddings, to name a few. We offer fixed rate loans with flexible repayment terms. We generally offer loan sizes of $5,000 to $100,000, subject to legal and/or licensing requirements, with terms generally ranging from 2 to 7 years. We regularly update the annual percentage rates offered on our personal loans.

Student Loans. We operate in the student loan refinance space, with a focus on prime and super-prime school loans, as well as the "in-school" lending space, which allows members to borrow funds while they attend school. We offer flexible loan sizes, repayment options and competitive rates. Within student loan refinancing, we generally offer loan sizes of $5,000 or higher, subject to legal and/or licensing requirements, with terms generally ranging from 5 to 20 years. Within in-school loans, we generally offer loan sizes of $1,000 or higher, subject to legal and/or licensing requirements, with terms generally ranging from 5 to 15 years. We regularly update the annual percentage rates offered on our fixed and variable-rate student loans.

Home Loans. We offer agency, non-agency and certain government loans (e.g., VA and FHA loans) for members purchasing a home or refinancing an existing mortgage. For our home loan products, we offer competitive rates, flexible down payment options for as little as 3% (or 0% for VA loans), a close on time guarantee, and educational tools and calculators. For one-unit properties, we generally offer loan sizes of $75,000 to $806,500 in conforming normal cost areas (with exceptions for smaller loan sizes considered on a case-by-case basis), up to $1,209,750 in conforming high cost areas (GSE-eligible loans above the normal conforming limit, which is determined by county). For multi-unit properties, we offer loan sizes up to $2,326,875. In addition, we offer loan sizes up to $3,000,000 for jumbo loans (loans in the jumbo loan program), up to $1,500,000 for VA loans, and up to $524,225 for Federal Housing Administration loans in most areas. Our fixed rate home loans generally have terms of 10, 15, 20, 25 or 30 years. We offer adjustable rate mortgage products for conforming and jumbo loans, with a fixed rate for 5, 7 or 10 years followed by rate adjustments every six months for the remainder of the 30-year term, and for VA and FHA loans, with a fixed rate for 5 years followed by rate adjustments every year for the remainder of the 30-year term. We regularly update the annual percentage rates offered on our home loans. During 2024, we began offering fixed rate home equity loans and variable rate HELOCs.

Lending Model

We originate loans through our lending business, and have the option of pursuing a gain-on-sale origination model, whereby we seek to recognize a gain from these loans and sell them into either our whole loan or securitization channels, or holding loans on our balance sheet when advantageous. This enables us to maximize our return and balance our risk by earning interest on these loans for a longer period and to be selective in our sales arrangements. We sell our whole loans primarily to large financial institutions. In securitization transactions that do not qualify for sale accounting, the related assets remain on our balance sheet and cash proceeds received are reported as liabilities, with related interest expense recognized over the life of the

related borrowing. In securitization transactions that qualify for sale accounting, we typically have insignificant continuing involvement as an investor. In the case of both whole loan sales and securitizations, and with the exception of certain of our home loans, we also continue to retain servicing rights to our originated loans following transfer.

We also originate and sell loans in support of our Loan Platform Business, through which we provide lending related services to third-party partners. We maintain the same lending relationship with borrowers across all loans that we originate, inclusive of those originated on behalf of a third-party partner and as such, reflect these products within our Lending segment total products. This enables borrowers to gain access to all the benefits of becoming a SoFi member, and enhances our opportunities to sell additional products from across our platform to these members. See "*Financial Services Segment*" for more information.

We directly service all of the personal loans that we originate through our lending business, as well as provide servicing in support of our Loan Platform Business on loans originated on behalf of third-party partners and servicing rights assumed from third parties. We act as master servicer for, and rely on sub-servicers to directly service, all of our student loans and GSE conforming home loans. We view servicing as an integral component of the Lending segment, as we believe our servicing function is an important asset because of the connection to the member it affords us throughout the life of the loan thereby enhancing the effectiveness of our Financial Services Productivity Loop by increasing member touchpoints and driving new product adoption by existing members.

We rely upon deposits, warehouse financing and our own capital to enable us to continue to expand our origination capabilities. Our ability to utilize deposits held at SoFi Bank to fund our loans has lowered our overall cost of asset-backed financing relative to alternative sources of funding. We expect to benefit from the continued mix towards deposit funding through operating SoFi Bank.

Underwriting Process

We have developed an extensive underwriting process across each lending product that is focused on willingness to pay (measured by credit attributes and risk scores), ability to pay (measured through free cash flow), and stability (measured by credit experience). A key element of our underwriting process is the ability to facilitate risk-based interest rates that we believe are appropriate for each loan using proprietary risk models. We believe the outcome of this process helps us determine a more data-driven, risk-adjusted interest rate that we can offer our members. Further, our data and monitoring tools enable us to implement risk mitigation strategies quickly and efficiently, including underwriting standard adjustments to adapt our operations to changing environments and expectations.

Our personal loan and student loan underwriting models are typically based on credit reports, standard industry credit scores, custom credit assessment models, and debt capacity analysis, as indicated by borrower free cash flow. Our underwriting strategy utilizes an advanced risk model that provides refined risk separation. Home loans originated by SoFi that are agency-conforming loans are subject to credit, debt-to-income, and collateral eligibility established by the GSEs. Government loans, such as VA and Federal Housing Administration loans, are subject to the underwriting requirements established by the appropriate government agency. In addition to these requirements, agency-conforming and government loans are subject to credit eligibility overlays imposed by SoFi as well as individual investor requirements. Other non-agency loans originated by us, such as jumbo loans, are subject to investor credit criteria, which typically includes a minimum tri-bureau credit score, established credit history requirements, income verification, as well as maximum limits on debt-to-income and caps on loan-to-value.

We also leverage our data to provide existing members a streamlined application process through automation. Across our loan products, existing members generally experience a higher approval rate than new members, subject to the existing member being in good standing on their existing products.

Technology Platform Segment

We provide technology platform services through a diversified suite of offerings which include an event and authorization platform accessed via application programming interfaces, a cloud-native digital and core banking platform and services related to both platforms. Our customers include financial institutions, government entities and non-financial institutions in primarily North America and Latin America. We earn technology product and solutions revenue through the use of the platforms, either as a stand ready obligation, or from overall license and maintenance fee service arrangements related to those respective platforms. We also offer additional add-on technology solutions to support our clients and drive engagement, such as a conversational AI engine for customers of banks and financial institutions, and a real-time payment risk platform which employs AI and machine learning technology to enhance payment fraud mitigation strategies for financial customers. We

continue to leverage investments made to integrate Galileo and Technisys and position the Technology Platform segment for diversified durable growth.

Financial Services Segment

We offer a suite of financial services solutions, the most significant of which are discussed below. Our financial services products (as defined under Part II, Item 7. "*Key Business Metrics*") by nature provide more daily interactions with our members and are differentiated from our lending products, which inherently provide less consistent touchpoints with our members. We also offer financial services solutions which are designed to appeal to enterprises, including our At Work product and lending related services offered through our Loan Platform Business. Certain products, such as our complementary SoFi Relay product, do not provide direct sources of revenue but foster additional touch points with our members. We believe that our suite of financial services offerings provide many ways for our members to actively engage in getting their money right as well as attractive enterprise solutions. This enables us to deliver positive experiences through various channels, building trust and durable relationships which can ultimately demonstrate the effectiveness of our Financial Services Productivity Loop virtuous cycle.

SoFi Money

Checking and savings accounts provide a digital banking experience which allows members to spend, save and earn interest and rewards in flexible ways. We believe SoFi Checking and Savings accounts held at SoFi Bank are attractive to our members and prospective members due to our differentiated offerings, including competitive interest rates, access to expanded FDIC insurance coverage of up to $2 million through our Insured Deposit Program and the convenience and benefits of being part of a cohesive, simplified financial ecosystem within our mobile platform.

Our legacy cash management product utilizes a sweep administrator to sweep funds to and from program banks (inclusive of SoFi Bank), as necessary, under a program broker agreement between SoFi Securities and the sweep administrator, as well as program account and program bank agreements. Following the Bank Merger, we began to allow members to convert their cash management accounts into checking and savings accounts held at SoFi Bank. Effective June 5, 2022, most of our SoFi Money cash management accounts no longer earn interest, as we implemented our plan to build new features only for SoFi Checking and Savings and reduce support of our SoFi Money cash management accounts.

SoFi Invest

A mobile-first investment platform offering members access to trading and advisory solutions, such as active investing and robo-advisory. Our interactive investing experience fosters engagement by allowing members to view and monitor other investors' activity on the platform. Our active investing service enables members to buy and sell stocks and ETFs, as well as alternative investment funds, mutual funds and money market funds beginning in January 2024, to engage in options trading, to participate in IPOs, to buy and sell fractional shares, to engage in margin investing and to access a retirement investment account. Our robo-advisory service offers a variety of managed portfolios comprising ETFs and mutual funds that are built and managed by our investment committee with support from an asset management partner. Additionally, we provide introductory brokerage services to our members and have invested heavily to create an appealing mobile investing experience.

In connection with our approval as a bank holding company in February 2022, the Federal Reserve determined that the activities of SoFi Digital Assets, LLC in providing members with the ability to buy or sell various digital currencies through SoFi Digital Assets, LLC's omnibus account with a third-party custodian is not a permissible activity under the Bank Holding Company Act and Regulation Y. However, under Section 4 of the Bank Holding Company Act, the Federal Reserve permitted us to continue our current digital assets related offering for a two-year conformance period from the date we became a bank holding company, with the possibility for three one-year extensions, provided that we do not expand our impermissible activities, except as authorized by the Bank Holding Company Act and Regulation Y, or increase our established risk limits for total customer digital assets maintained in wallets that are accessible online, referred to as "hot wallets", or held on balance sheet. Based on this, in the fourth quarter of 2023, we made the decision to transfer the crypto services provided within SoFi Digital Assets, LLC, and began closing existing digital assets accounts. This process was completed in the first quarter of 2024. See *Note 1. Organization, Summary of Significant Accounting Policies and New Accounting Standards* to the Notes to Consolidated Financial Statements for additional information on the transfer of the crypto services.

Loan Platform Business: We provide lending related services to a broader set of members through our platform of enterprise partners. Revenue from the Loan Platform Business is fee-based. This includes (i) activity through which third-party partners leverage our end-to-end origination and servicing platform to acquire loans within their credit specifications on a fee per loan basis, (ii) referred loans originated by a third-party partner to which we provide pre-qualified borrower referrals, and

(iii) activity related to certain loans associated with our Lantern financial services marketplace platform. In addition, we offer loan servicing support through our lending business. See "*Lending Segment*" for more information.

Additional financial services solutions offered within our platform include:

- *SoFi Credit Card*: Designed to help eligible members spend better with cash back rewards on every purchase and without limits. We offer three different credit card products, all of which feature no annual fee, no foreign transaction fees and cash back rewards on trips booked through SoFi Travel. The SoFi Essential credit card offers a reliable credit line for those focused on building or improving their credit scores. Our SoFi Unlimited and Everyday Cash Rewards cash back credit cards also feature flexible options to redeem cash back rewards through statement credit or other SoFi products, with a 10% boost on cash back rewards earned for credit card members with direct deposit through SoFi Checking and Savings.

- *SoFi Relay:* A personal finance management product that allows members to track all of their financial accounts in one place and gain meaningful insights into their financial health and habits to help them improve their financial standing, such as credit score monitoring and spending behaviors. SoFi Relay also provides us with unified intelligence about our members that offers information about what SoFi products and features may help our members best achieve their financial goals, allowing us to further personalize the SoFi experience for our members.

- *Lantern*: A financial services marketplace platform developed to help small businesses and individuals who do not qualify for SoFi products, through a simplified search and application experience that connects these users to alternative financial solutions from a curated network of other providers.

- *SoFi Protect*: A service through which we partner with providers who offer insurance products to help our members protect their assets, including providers across auto, life, homeowners, renters, and cyber insurance products and estate planning.

- *SoFi Travel*: A service through which we partner with a provider to offer an easy travel search and booking experience that can be managed directly through the SoFi app or website, alongside expanded member benefits including member prices on certain bookings and additional cash back rewards on purchases made with SoFi Credit Card.

- *SoFi At Work*: A service through which we partner with other enterprises looking for a seamless way to provide financial benefits to their employees, such as student loan payments made on their employees' behalf.

We believe that the content and features we provide within our mobile application can spur more financial education, which leads to more ways for our members to actively engage in getting their money right and utilize SoFi products.

Competition

We compete at multiple levels, including: (i) competition among other personal loan, student loan, credit card and residential lenders, (ii) competition for deposits among other banks, some challenger banks and a variety of technology and retail companies, (iii) competition with social media and other commerce platforms and applications that offer peer-to-peer, in-app and social commerce payment capabilities, (iv) competition for investment accounts among other introductory brokerage firms and a variety of technology and other companies, (v) competition for subscribers to financial services content, and (vi) competition among other technology platforms for the enterprise services we provide, such as platform as a service and cloud-native digital and core banking services.

Competition to fund prime loans. The prime lending market is highly fragmented and competitive. We face competition from a diverse landscape of consumer lenders, including other banks, credit unions and specialty finance lenders, as well as alternative technology-enabled lenders.

Competition to acquire deposits. Although we now operate a bank, many other banks are larger, have been in business longer and often have greater brand awareness than us. Some large technology and retail companies have large consumer bases and strong balance sheets, which could enhance their competitive ability.

Competition to acquire investment brokerage accounts. We face competition from brokerage platforms that provide some of the same features as us, such as a mobile brokerage experience, robo-investing, fractional share investing and options trading. In addition, the leading incumbent brokerage firms are larger, have been in business longer and generally have greater brand awareness than us. Technology and other companies have begun to offer some basic investing features and the ability to buy and sell digital and other assets.

Competition to attract financial services content viewership. There are many sources of financial news in the marketplace, many of which are more established and have a larger subscriber base.

Competition for technology products and solutions. Generally, these arrangements are multi-year contracts, which require us to spend the necessary resources on implementation and interconnecting new clients onto our platform. We face competition from larger institutions that could make investments into an integrated platform as a service solution or to a cloud-native digital and core banking solution, and also undercut our pricing, preventing our current clients from renewing, while also impeding our attempts to acquire new clients.

Marketing

Our sales and marketing efforts are designed to drive brand awareness, improve member acquisition efficiency and accelerate our Financial Services Productivity Loop. We attract and retain members through multiple marketing channels, including social media, press, online affiliations, search engine optimization, search engine marketing, offline partnerships and sponsorship arrangements, preapproved direct mailings and television advertising. We continue to optimize our marketing strategy through a focus on our full suite of financial products and iterate on opportunities to accelerate the Financial Services Productivity Loop.

Government Supervision and Regulation

We are subject to extensive and complex supervision and examination by various federal, state and local government authorities designed to, among other things, protect depositors, borrowers and other customers. The following is a summary of certain aspects of the various statutes and regulations applicable to us and our subsidiaries. This summary is not a comprehensive analysis of all applicable laws, and is qualified by reference to the full text of statutes and regulations referenced below, which may be modified or amended from time to time. In addition, significant political, policy or regulatory developments stemming from the change in U.S. presidential administration may impact the agencies that regulate us and result in substantial changes to the laws outlined below. Such changes are difficult to predict and may have a material adverse effect on us.

As a bank holding company, we are subject to regulation, supervision and examination by the Federal Reserve under the BHCA, and SoFi Bank is subject to regulation, supervision and examination by the OCC and secondary supervisory authority by the FDIC as the insurer of SoFi Bank's deposits, and beginning January 1, 2024, SoFi Bank and its affiliates became subject to supervision and examination by the CFPB. SoFi Securities is subject to regulation by FINRA and the SEC and the Company and its affiliates are subject to supervision and examination by various state regulators.

Bank Holding Company Regulation. The Federal Reserve has the authority, among other things, to order bank holding companies such as the Company to cease and desist from unsafe or unsound banking practices, to assess civil money penalties and to order termination of non-banking activities or termination of ownership and control of a non-banking subsidiary by a bank holding company.

Source of Strength. Under the Dodd-Frank Act, we are required to serve as a source of financial strength for SoFi Bank. This means that we may be required to provide capital or liquidity support to SoFi Bank, even at times when we may not have the resources to provide such support to SoFi Bank.

Acquisitions and Activities. The BHCA prohibits a bank holding company, without prior approval of the Federal Reserve, from acquiring all or substantially all the assets of a bank, acquiring control of a bank, merging or consolidating with another bank holding company, or acquiring direct or indirect ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, the acquiring bank holding company would control more than 5% of any class of the voting shares of such other bank or bank holding company. The BHCA also prohibits a bank holding company from engaging directly or indirectly in activities other than those of banking, managing or controlling banks or furnishing services to its subsidiary banks. However, a bank holding company may engage in and may own shares of companies engaged in activities that the Federal Reserve has determined, by order or regulation, to be so closely related to banking as to be a proper incident thereto.

The Company has elected to be treated as a financial holding company pursuant to Section 4(l) of the BHCA. As a financial holding company, the Company is authorized to engage in a broader set of financial activities than a bank holding company that has not elected to be treated as a financial holding company, including insurance underwriting and broker-dealer services as well as activities that are jointly determined by the Federal Reserve and the U.S. Treasury to be financial in nature or

incidental to such financial activity. Financial holding companies may also engage in activities that are determined by the Federal Reserve to be complementary to financial activities. "Financial activities" is broadly defined to include not only banking, insurance and securities activities, but also merchant banking and additional activities that the Federal Reserve, in consultation with the U.S. Secretary of the Treasury, determines to be financial in nature, incidental to such financial activities, or complementary activities that do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally.

If a financial holding company or any depository institution subsidiary of a financial holding company fails to remain well capitalized and well managed, the Federal Reserve may impose such limitations on the conduct or activities of the financial holding company as the Federal Reserve determines to be appropriate, and the company and its affiliates may not commence any new activity or acquire control of shares of any company engaged in any activity that is authorized particularly for financial holding companies without first obtaining the approval of the Federal Reserve. The Company must also comply with all applicable Federal Reserve requirements for financial holding companies. If a financial holding company remains out of compliance for 180 days or such longer period as the Federal Reserve permits, the Federal Reserve may require the financial holding company to divest either its insured depository institution or all of its non-banking subsidiaries engaged in activities not permissible for a bank holding company. If an insured depository institution subsidiary of a financial holding company fails to maintain a "satisfactory" or better record of performance under the CRA, the financial holding company will be prohibited, until the rating is raised to "satisfactory" or better, from engaging in new activities authorized particularly for financial holding companies or acquiring companies engaged in such activities.

Limitations on Acquisitions of Our Common Stock.   The Change in Bank Control Act prohibits a person or group of persons acting in concert from acquiring "control" of a bank holding company unless the Federal Reserve has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve, the acquisition by a person or group of persons acting in concert of 10% or more of a class of voting securities of a bank holding company with a class of securities registered under Section 12 of the Exchange Act constitutes the acquisition of control of a bank holding company for purposes of the Change in Bank Control Act. On July 30, 2024, the FDIC approved a notice of proposed rulemaking to amend the FDIC's rules implementing the Change in Bank Control Act. If adopted, the proposed rule would eliminate an exemption from prior notice to the FDIC for a proposed change in control involving the acquisition of voting securities of a depository institution holding company for which the Federal Reserve reviews a notice pursuant to the Change in Bank Control Act. As a result, if the proposed rule is adopted, the acquisition of control of a bank holding company for an insured state nonmember bank would require prior notice to both the FDIC and the Federal Reserve. In addition, the BHCA prohibits any company from acquiring control of a bank or bank holding company without first having obtained the approval of the Federal Reserve. Under the BHCA, a company is deemed to control a bank or bank holding company if the company owns, controls or holds with power to vote 25% or more of a class of voting securities of the bank or bank holding company, controls in any manner the election of a majority of directors or trustees of the bank or bank holding company, or the Federal Reserve determines that the company has the power to exercise a controlling influence over the management or policies of the bank or bank holding company. Under a rebuttable presumption of control established by the Federal Reserve, the acquisition of control of more than 5% of a class of voting securities of a bank holding company, together with other factors enumerated by the Federal Reserve, could constitute the acquisition of control of a bank holding company under the BHCA.

Bank Regulation.   SoFi Bank is subject to regulation, supervision and examination by the OCC. Additionally, the FDIC has secondary supervisory authority as the insurer of SoFi Bank's deposits. Pursuant to the Dodd-Frank Act, the Federal Reserve may directly examine the subsidiaries of the Company, including SoFi Bank. The enforcement powers available to the federal banking regulators include, among other things, the ability to issue cease and desist or removal orders, to terminate insurance of deposits, to assess civil money penalties, to issue directives to increase capital, to place SoFi Bank into receivership, and to initiate injunctive actions against banking organizations and institution-affiliated parties.

CFPB Regulation.   Beginning January 1, 2024, SoFi Bank and its affiliates became subject to supervision and regulation by the CFPB with respect to federal consumer protection laws, including laws relating to fair lending and the prohibition of unfair, deceptive or abusive acts or practices in connection with the offer, sale or provision of consumer financial products and services. As part of its regulatory oversight, the CFPB has authority to take enforcement actions against firms that offer certain products and services to consumers using practices that are deemed to be unfair, deceptive or abusive. Under the Trump administration, the CFPB's supervisory and enforcement activities are undergoing material changes.

Deposit Insurance.   Deposit obligations of SoFi Bank are insured by the FDIC's Deposit Insurance Fund up to $250,000 per depositor. Deposit insurance premiums are based on assets, while taking into account various factors, including certain financial metrics and a bank's supervisory ratings. The FDIC has the authority to adjust deposit insurance assessment rates at any time. Further, through SoFi Money, members have access to expanded FDIC insurance coverage of up to $2 million through a reciprocal deposit network of participating banks in our Insured Deposit Program. Under the FDIA, insurance of

deposits may be terminated by the FDIC if the FDIC finds that the insured depository institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. For 2024, the FDIC insurance expense for SoFi Bank was $12.4 million.

Activities and Investments of National Banking Associations. National banking associations must comply with the National Bank Act and the regulations promulgated thereunder by the OCC, which generally limit the activities of national banking associations to those that are deemed to be part of, or incidental to, the "business of banking". Activities that are part of, or incidental to, the business of banking include taking deposits, borrowing and lending money and discounting or negotiating promissory notes, drafts, bills of exchange, and other evidences of debt. Subsidiaries of national banking associations generally may only engage in activities permissible for the parent national bank.

Acquisitions and Branching. Prior approval from the OCC is required in order for SoFi Bank to acquire another bank or establish a new branch office. Well capitalized and well managed banks may acquire other banks in any state, subject to certain deposit concentration limits and other conditions, pursuant to the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, as amended by the Dodd-Frank Act.

Brokered Deposits. The FDIA and FDIC regulations generally limit the ability of an insured depository institution to accept, renew or roll over any brokered deposit unless the institution's capital category is "well capitalized" or, with the FDIC's approval, "adequately capitalized." Certain depository institutions that have brokered deposits in excess of 10% of total assets are subject to increased FDIC deposit insurance premium assessments; however, for institutions that are "well capitalized" and have a CAMELS composite rating of 1 or 2, reciprocal deposits are deducted from brokered deposits. Section 202 of the Economic Growth, Regulatory Relief, and Consumer Protection Act (the "Economic Growth Act"), which was enacted in 2018, amended the FDIA to exempt a capped amount of reciprocal deposits from treatment as brokered deposits for certain insured depository institutions.

Community Reinvestment Act. The CRA requires the OCC to evaluate SoFi Bank's performance in helping to meet the credit needs of the entire communities it serves, including low and moderate-income neighborhoods, consistent with its safe and sound banking operation. A bank's performance under the CRA is taken into consideration when evaluating and approving applications for charters, bank mergers, acquisitions, and branch openings. On January 1, 2023, SoFi Bank began operating under a five-year CRA strategic plan which includes measurable goals relating to: (i) CD Lending and CD Investments, (ii) CD Contributions, (iii) CD Services, (iv) Small Business Lending, and (v) Retail Services and Products. SoFi Bank's 2023-2027 CRA performance will be examined based upon the CRA strategic plan's five measurable goals as defined in the strategic plan and, as a result, the OCC's standard performance evaluation criteria will not be utilized to evaluate SoFi Bank's CRA performance throughout the duration of the strategic plan period. The OCC rates a national bank's compliance with the CRA as "Outstanding", "Satisfactory", "Needs to Improve" or "Substantial Noncompliance". On October 23, 2023, the Federal Reserve, OCC and FDIC approved changes to their CRA regulations, maintaining the existing CRA ratings (Outstanding, Satisfactory, Needs to Improve, and Substantial Noncompliance) but modifying the evaluation framework to replace the existing tests generally applicable to banks with at least $2 billion in assets (the lending, investment, and services tests) with four new tests and associated performance metrics. On February 5, 2024, the American Bankers Association, the U.S. Chamber of Commerce, the Independent Community Bankers of America, along with four state trade associations jointly sued the Federal Reserve, FDIC, and Office of Comptroller of the Currency for exceeding their statutory authority in adopting revised regulations to implement the Community Reinvestment Act. The lawsuit filed in the U.S. District Court for the Northern District of Texas requested the regulatory agencies vacate the rule and sought a preliminary injunction pausing the new rules while the court decided the merits of the case. On March 29, 2024, the district court judge granted a temporary injunction to pause the implementation of CRA final rule with respect to the plaintiff trade associations while the case moves forward. The banking agencies have appealed the issuance of the injunction to the U.S. Court of Appeals for the Fifth Circuit. The new CRA regulations are currently expected to become effective on January 1, 2026. Failure of SoFi Bank to receive at least a "Satisfactory" rating could inhibit SoFi Bank or the Company from undertaking certain activities, including acquisitions of other financial institutions. Golden Pacific Bank, the predecessor to SoFi Bank, received a "Satisfactory" rating as of April 1, 2019.

Lending Restrictions. Federal law limits a bank's authority to extend credit to directors and executive officers of the bank or its affiliates and persons or companies that own, control or have power to vote more than 10% of any class of securities of a bank or an affiliate of a bank, as well as to entities controlled by such persons. Among other things, extensions of credit to insiders are required to be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons. The terms of such extensions of credit may not involve more than the normal risk of repayment or present other unfavorable features and may not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of the bank's capital.

Lending Obligations. Government-Sponsored Enterprises (GSEs), like the Federal National Mortgage Association (Fannie Mae) or the Federal Home Loan Mortgage Corporation (Freddie Mac), are financial services corporations created by Congress to enhance the flow of credit to specific sectors of the economy. GSEs invest in and purchase mortgage loans in the secondary mortgage market. This process helps provide liquidity to mortgage lenders like SoFi Bank, enabling them to continue offering loans to more buyers. The GSEs impose prescriptive rules, underwriting criteria, servicing standards, repurchase obligations, and other guidelines on mortgage lenders who originate mortgage loans in which the GSEs invest. GSEs invest in some of the mortgage loans that SoFi Bank originates. Therefore, SoFi Bank must make certain representations and warranties to those GSEs, and comply with those rules and guidelines. Similarly, because we offer certain government-backed loans (e.g., Veterans Affairs (VA) and Federal Housing Administration (FHA) loans) to eligible borrowers purchasing a home or refinancing an existing mortgage, we must comply with applicable VA and FHA rules and guidelines with respect to those loans.

Enhanced Prudential Supervision. Both SoFi Bank and the Company, which controls SoFi Bank, had total consolidated assets in excess of $10 billion as of December 31, 2024 which subjects them to additional regulatory requirements under the Dodd-Frank Act and other federal banking laws.

Section 1025 of the Dodd-Frank Act and the CFPB's interpretations thereof provide that the CFPB has authority to examine any insured depository institution and with total assets of more than $10 billion for four consecutive quarters and any affiliate thereof. Beginning January 1, 2024, SoFi Bank and its affiliates became subject to CFPB supervision and regulation with respect to federal consumer protection laws, including laws relating to fair lending and the prohibition of unfair, deceptive or abusive acts or practices in connection with the offer, sale or provision of consumer financial products and services. As part of its regulatory oversight, the CFPB has authority to take enforcement actions against firms that offer certain products and services to consumers using practices that are deemed to be unfair, deceptive or abusive.

Section 1075 of the Dodd-Frank Act, which is commonly known as the "Durbin Amendment", amended the Electronic Fund Transfer Act to restrict the amount of interchange fees that may be charged and prohibit network exclusivity for debit card transactions. The restrictions on interchange fees became applicable to SoFi Bank on July 1, 2023, which may negatively impact future interchange fees.

In addition, Section 619 of the Dodd-Frank Act, commonly known as the "Volcker Rule", which generally prohibits banking entities from engaging in proprietary trading and from acquiring or retaining an ownership interest in or sponsoring certain types of investment funds, applies to insured depository institutions if it, and every company that controls it, has total consolidated assets of $10 billion or more and consolidated trading assets and liabilities that are 5% or more of consolidated assets. The Volcker Rule, while applicable, does not significantly impact the operations of the Company and SoFi Bank, as we do not engage in a significant amount of activity that is subject to the Volcker Rule.

Finally, Section 165 of the Dodd-Frank Act, as amended by the Economic Growth, Regulatory Relief and Consumer Protection Act, and 12 C.F.R. Part 30 require the Federal Reserve and the OCC, respectively, to implement enhanced prudential regulation applicable to bank holding companies with consolidated assets of $100 billion or more and national banks with total assets of $50 billion or more. The enhanced prudential standards include risk-based and leverage capital requirements, liquidity standards, requirements for overall risk management, and stress-test requirements. Once the Company's or SoFi Bank's assets are equal to or greater than the applicable asset thresholds, we will be subject to these enhanced prudential regulations.

Capital Adequacy and Safety and Soundness

Regulatory Capital Requirements. The Federal Reserve and the OCC have issued substantially similar risk-based and leverage capital rules applicable to U.S. banking organizations such as the Company and SoFi Bank. These rules are intended to reflect the relationship between the banking organization's capital and the degree of risk associated with its operations based on transactions recorded on-balance sheet as well as off-balance sheet items. The Federal Reserve and the OCC may from time to time require that a banking organization maintain capital above the minimum levels discussed below, due to the banking organization's financial condition or actual or anticipated growth.

The capital adequacy rules define qualifying capital instruments and specify minimum amounts of capital as a percentage of assets that banking organizations are required to maintain. Common equity Tier 1 capital generally includes common stock and related surplus, retained earnings and, in certain cases and subject to certain limitations, minority interests in consolidated subsidiaries, less goodwill, other non-qualifying intangible assets and certain other deductions. Tier 1 capital for banks and bank holding companies generally consists of the sum of common equity Tier 1 capital, non-cumulative perpetual preferred stock, and related surplus and, in certain cases and subject to limitations, minority interests in consolidated subsidiaries that do not qualify as common equity Tier 1 capital, less certain deductions. Tier 2 capital generally consists of hybrid capital instruments, perpetual debt and mandatory convertible debt securities, cumulative perpetual preferred stock, term

subordinated debt and intermediate-term preferred stock, and, subject to limitations, allowances for loan losses. The sum of Tier 1 and Tier 2 capital less certain required deductions represents qualifying total risk-based capital.

Under the capital rules, risk-based capital ratios are calculated by dividing common equity Tier 1 capital, Tier 1 capital, and total capital, respectively, by risk-weighted assets. Assets and off-balance sheet credit equivalents are assigned to one of several categories of risk weights based primarily on relative credit risk. The Tier 1 leverage ratio is calculated by dividing Tier 1 capital by average assets, less certain items such as goodwill and intangible assets, as permitted under the capital rules.

Under the Federal Reserve's rules that are applicable to the Company and the OCC's capital rules applicable to SoFi Bank, the Company and SoFi Bank are each required to maintain a minimum common equity Tier 1 capital to risk-weighted assets ratio of at least 4.5%, a minimum Tier 1 capital to risk-weighted assets ratio of 6.0%, a minimum total capital to risk-weighted assets ratio of 8.0% and a minimum leverage ratio requirement of 4.0%. Additionally, these rules require an institution to establish a capital conservation buffer of common equity Tier 1 capital in an amount above the minimum risk-based capital requirements for "adequately capitalized" institutions of more than 2.5% of total risk weighted assets, or face restrictions on the ability to pay dividends, pay discretionary bonuses and to engage in share repurchases.

Under the OCC's prompt corrective action rules, an OCC supervised institution is considered well capitalized if it: (i) has a total capital to risk-weighted assets ratio of 10.0% or greater, (ii) a Tier 1 capital to risk-weighted assets ratio of 8.0% or greater, (iii) a common Tier 1 equity ratio of 6.5% or greater, (iv) a leverage capital ratio of 5.0% or greater, and (v) is not subject to any written agreement, order, capital directive or prompt corrective action directive to meet and maintain a specific capital level for any capital measure. SoFi Bank is considered well capitalized under all regulatory definitions.

Generally, a bank, upon receiving notice that it is not adequately capitalized (i.e., that it is "undercapitalized"), becomes subject to the prompt corrective action provisions of Section 38 of the FDIA that, for example: (i) restrict payment of capital distributions and management fees, (ii) require that its federal bank regulator monitor the condition of the institution and its efforts to restore its capital, (iii) require submission of a capital restoration plan, (iv) restrict the growth of the institution's assets, and (v) require prior regulatory approval of certain expansion proposals. A bank that is required to submit a capital restoration plan must concurrently submit a performance guarantee by each company that controls the bank. A bank that is "critically undercapitalized" (i.e., has a ratio of tangible equity to total assets that is equal to or less than 2.0%) will be subject to further restrictions, and generally will be placed in conservatorship or receivership within 90 days.

Current capital rules do not establish standards for determining whether a bank holding company is well capitalized. However, for purposes of processing regulatory applications and notices, the Federal Reserve's Regulation Y provides that a bank holding company is considered "well capitalized" if: (i) on a consolidated basis, the bank holding company maintains a total risk-based capital ratio of 10.0% or greater, (ii) on a consolidated basis, the bank holding company maintains a Tier 1 risk-based capital ratio of 6.0% or greater, and (iii) the bank holding company is not subject to any written agreement, order, capital directive, or prompt corrective action directive issued by the Federal Reserve to meet and maintain a specific capital level for any capital measure.

Safety and Soundness Standard. Guidelines adopted by the federal bank regulatory agencies pursuant to the FDIA establish general standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, asset quality, earnings, and compensation and benefits. In general, these guidelines require, among other things, appropriate systems and practices to identify and manage the risk and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director or principal shareholder. In addition, the federal banking agencies adopted regulations that authorize, but do not require, an agency to order an institution that has been given notice by an agency that it is not satisfying any of such safety and soundness standards to submit a compliance plan. If, after being so notified, an institution fails to submit an acceptable compliance plan or fails in any material respect to implement an acceptable compliance plan, the agency must issue an order restricting asset growth, requiring an institution to increase its ratio of tangible equity to assets or directing action to correct the deficiency and may issue an order other actions of the types to which an undercapitalized institution is subject under the "prompt corrective action" provisions of the FDIA. See *"Regulatory Capital Requirements"* above. If an institution fails to comply with such an order, the agency may seek to enforce such order in judicial proceedings and to impose civil money penalties.

Dividend Restrictions

The Company is a legal entity separate and distinct from its subsidiaries. The right of the Company, and consequently the right of shareholders of the Company, to participate in any distribution of the assets or earnings of its subsidiaries through

the payment of dividends or otherwise is subject to the prior claims of creditors of the subsidiaries, including, with respect to SoFi Bank, depositors of SoFi Bank, except to the extent that certain claims of the Company in a creditor capacity may be recognized.

Restrictions on Bank Holding Company Dividends. The Federal Reserve has the authority to prohibit bank holding companies from paying dividends if such payment is deemed to be an unsafe or unsound practice. The Federal Reserve has indicated generally that it may be an unsafe or unsound practice for bank holding companies to pay dividends on regulatory capital instruments unless the bank holding company's net income over the preceding year is sufficient to fund the dividends and the expected rate of earnings retention is consistent with the organization's capital needs, asset quality and overall financial condition. In addition, under Federal Reserve policy, the Company should inform the Federal Reserve reasonably in advance of declaring or paying a dividend on regulatory capital instruments that exceeds earnings for the period for which the dividend is being paid or that could result in a material adverse change to the Company's capital structure. Further, under the Federal Reserve's capital rules, the Company's ability to pay dividends is restricted if it does not maintain capital above the capital conservation buffer. See *"Capital Adequacy and Safety and Soundness—Regulatory Capital Requirements"* above.

Restrictions on Bank Dividends. The OCC has the authority to use its enforcement powers to prohibit a bank from paying dividends if, in its opinion, the payment of dividends would constitute an unsafe or unsound practice. Federal law also prohibits the payment of dividends by a bank that will result in the bank failing to meet its applicable capital requirements on a pro forma basis. In addition, under the National Bank Act, SoFi Bank generally may, without prior approval of the OCC, declare a dividend so long as the total amount of all dividends (common and preferred), including the proposed dividend, in the current year do not exceed net income for the current year to date plus retained net income for the prior two years.

Certain Transactions by Bank Holding Companies with their Affiliates

There are various statutory restrictions on the extent to which bank holding companies and their non-bank subsidiaries may borrow, obtain credit from or otherwise engage in "covered transactions" with their insured depository institution subsidiaries. An insured depository institution (and its subsidiaries) may not lend money to, or engage in covered transactions with, its non-depository institution affiliates if the aggregate amount of covered transactions outstanding involving the bank, plus the proposed transaction exceeds the following limits: (i) in the case of any one such affiliate, the aggregate amount of covered transactions of the insured depository institution and its subsidiaries cannot exceed 10% of the capital stock and surplus of the insured depository institution, and (ii) in the case of all affiliates, the aggregate amount of covered transactions of the insured depository institution and its subsidiaries cannot exceed 20% of the capital stock and surplus of the insured depository institution. For this purpose, "covered transactions" are defined by statute to include a loan or extension of credit to an affiliate; a purchase of or investment in securities issued by an affiliate; a purchase of assets from an affiliate unless exempted by the Federal Reserve; the acceptance of securities issued by an affiliate as collateral for a loan or extension of credit to any person or company; the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate; securities borrowing or lending transactions with an affiliate that creates a credit exposure to such affiliate; or a derivatives transaction with an affiliate that creates a credit exposure to such affiliate. Covered transactions are also subject to certain collateral security requirements. Covered transactions as well as other types of transactions between a bank and a bank holding company must be conducted under terms and conditions, including credit standards, which are at least as favorable to the bank as prevailing market terms. Moreover, Section 106 of the Bank Holding Company Act Amendments of 1970 provides that, to further competition, a bank holding company and its subsidiaries are prohibited from engaging in certain tying arrangements in connection with any extension of credit, lease or sale of property of any kind, or the furnishing of any service.

Consumer Financial Services Laws and Regulations

We are subject to federal and state laws designed to protect consumers and prohibit unfair or deceptive business practices. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must interact with customers when taking deposits, making loans, collecting loans and providing other services. The CFPB also has a broad mandate to prohibit unfair, deceptive or abusive acts and practices, which can be referred to as "UDAAP", and is specifically empowered to require certain disclosures to consumers and draft model disclosure forms. Failure to comply with consumer protection laws and regulations can subject financial institutions to enforcement actions, fines and other penalties. Prior to January 1, 2024, the OCC examined SoFi Bank for compliance with CFPB rules and enforced CFPB rules with respect to SoFi Bank. As noted above, beginning January 1, 2024, SoFi Bank and its affiliates became subject to supervision and regulation by the CFPB as an insured depository institution with total assets of more than $10 billion.

Truth in Lending Act. The TILA and Regulation Z, which implements it, require lenders to provide consumers with uniform, understandable information concerning certain terms and conditions of their loan and credit transactions prior to the consummation of a credit transaction and, in the case of certain education, mortgage, personal, credit card, overdraft, and other open-end loans, at the time of a loan solicitation, application, approval and origination of a credit transaction. TILA also

regulates the advertising of credit, including limitations on co-branding private education lender's products with educational institutions in the marketing of private education loans, and gives borrowers, among other things, certain rights regarding updated disclosures and periodic statements, security interests taken to secure the credit, the right to rescind certain loan transactions, a right to an investigation and resolution of billing errors, and the treatment of credit balances. For certain types of credit transactions, lenders are not permitted to originate loans with certain high-risk features, such as negative amortization and balloon payments, and must provide certain consumer protections during the underwriting and origination process, such as providing a right to an appraisal of mortgaged property, and verifying the consumer's ability to repay the loan prior to making a decision to approve an application for the loan. Private education lenders must provide multiple disclosures to applicants under TILA and must provide applicants with 30 days in which to accept or reject a loan offer as well as the right to rescind the loan transaction for three business days following receipt of the Final TILA disclosure.

Real Estate Settlement Procedures Act. The federal RESPA and Regulation X, which implements it, require certain disclosures to be made to the borrower at application, as to the lender's initial disclosures (or good faith estimate) of loan origination costs, and at closing with respect to the real estate settlement statement; apply to certain loan servicing practices including escrow accounts, member complaints, servicing transfers, lender-placed insurance, error resolution and loss mitigation. RESPA also prohibits giving or accepting any fee, kickback or a thing of value for the referral of real estate settlement services, and giving or accepting any portion of any fee charged for rendering a real estate settlement service other than for services actually performed. To the extent that a lender makes or receives a referral to a third-party with whom it has an affiliated business arrangement, for settlement services, RESPA requires a disclosure to the customer of the affiliation to the service provider. For most home loans, the time of application (loan estimate) and time of loan closing disclosure requirements for RESPA and TILA have been combined into integrated disclosures under the TILA-RESPA Integrated Disclosure rule.

Equal Credit Opportunity Act. The federal ECOA prohibits creditors from discriminating against credit applicants on the basis of race, color, sex, age, religion, national origin, marital status, the fact that all or part of the applicant's income derives from any public assistance program or the fact that the applicant has in good faith exercised any right under the federal Consumer Credit Protection Act or any applicable state law. Regulation B, which implements ECOA, restricts creditors from requesting certain types of information from loan applicants and from using advertising or making statements that would discourage on a prohibited basis a reasonable person from making or pursuing an application. ECOA also requires creditors to provide consumers and certain small businesses with timely responses to applications for credit, including notices of adverse action taken on credit applications.

Fair Housing Act. The federal FHA applies to credit related to housing and prohibits discrimination on the basis of race or color, national origin, religion, sex, familial status and handicap. The FHA prohibits discrimination in advertising regarding the sale or rental of a dwelling, which includes mortgage credit discrimination. The FHA may place restrictions on a creditor's targeted marketing strategies, due to the risk that such strategies may increase a creditor's fair lending risk.

Home Mortgage Disclosure Act. The federal HMDA requires lenders to collect, report and disclose certain information about their mortgage lending activity to the CFPB. Much of the data reported pursuant to HMDA is made public and can be used by regulators and third parties to ascertain information about our mortgage lending activity. Regulators and litigants may use the data to make inferences about our compliance with ECOA, FHA and similar anti-discrimination laws. Effective in 2018, the CFPB issued a final rule which greatly expanded the amount of data that mortgage lenders are required to collect and report under HMDA.

Secure and Fair Enforcement for Mortgage Licensing Act. We employ and contract with mortgage loan originators which are required by state and federal law to be licensed as mortgage loan originators in the relevant jurisdictions where they operate. To obtain and maintain licensure, the mortgage loan originator must meet the minimum education, experience and character requirements set forth by the relevant state's law, and periodically renew their licenses. We may not be permitted to employ, take applications from, or originate loans processed by mortgage loan originators who fail to maintain a license in good standing in each relevant jurisdiction.

Fair Credit Reporting Act. The federal FCRA, as amended by the Fair and Accurate Credit Transactions Act, promotes the accuracy, fairness and privacy of information in the files of consumer reporting agencies. FCRA requires a permissible purpose to obtain a consumer credit report and requires persons that furnish loan payment information to credit bureaus to report such information accurately. We are also required to perform a reasonable investigation in the event we receive indirect disputes from the credit bureaus about the accuracy of our credit reporting for a particular consumer and to update any inaccurate information we discover. FCRA also imposes disclosure requirements on creditors who take adverse action on credit applications based on information contained in a consumer report or received from a third party and requires creditors who use consumer reports in establishing loan terms to provide risk-based pricing or credit score notices to affected consumers. FCRA also imposes rules and disclosure requirements on creditors' use of consumer reports for marketing

purposes, which impacts our ability to use consumer reports and prescreened lists to market consumer loans through direct mail and other means.

Fair Debt Collection Practices Act.   The federal FDCPA provides guidelines and limitations on the conduct of third-party debt collectors in connection with the collection of consumer debts. The FDCPA limits certain communications with third parties, imposes notice and debt validation requirements, and prohibits threatening, harassing or abusive conduct in the course of debt collection. While the FDCPA applies to third-party debt collectors, and not original creditors, debt collection and loan servicing laws of certain states impose similar requirements on creditors who collect their own debts or contract with third parties to collect their debts. In addition, the CFPB prohibits UDAAP in debt collection, including first-party debt collection. The CFPB's Regulation F, which implements the FDCPA, addresses communications in connection with debt collection, interprets and applies prohibitions on harassment or abuse, false or misleading representations, and unfair practices in debt collection, and clarifies requirements for certain consumer-facing debt collection disclosures.

Servicemembers Civil Relief Act.   The federal SCRA allows military members to suspend or postpone certain civil obligations so that the military member can devote his or her full attention to military duties. The SCRA requires us to adjust the interest rate of borrowers who qualify for and request relief. The SCRA also places limitations on remedies that may otherwise be available to a creditor, such as foreclosures and default judgments.

Military Lending Act.   The MLA restricts, among other things, the interest rate and other terms that can be offered to active military personnel and their dependents. The MLA caps the interest rate that may be offered to a covered borrower for most types of consumer credit to a 36% military annual percentage rate, or "MAPR", which includes certain fees such as application fees, participation fees and fees for add-on products. The MLA also requires certain disclosures and prohibits certain terms, such as mandatory arbitration if a dispute arises concerning the consumer credit product.

Expedited Funds Availability Act.   The EFAA and Regulation CC, which implements it, requires us to provide consumers with a schedule of when the funds from deposits they make will become available for use. It requires us to make funds available for consumers no later than on the schedule mandated by Regulation CC, imposes prescriptive rules about our ability to place a hold on a deposit to specific circumstances, for example when we need to research potential fraud, and requires us to provide notice to depositors when a hold is placed.

Truth in Savings Act.   The TISA and Regulation DD, which implements it, require us to provide consumers with certain uniform disclosures to enable consumers to make informed decisions about our deposit offerings and to aid in comparison shopping by informing consumers about the fees, annual percentage yield, interest rate, and other terms for our deposit accounts and related transaction and overdraft features. TISA also regulates the payment of interest, calculating the balance on interest paid, calculating the annual-percentage yield, overdraft features, changes in terms on deposit accounts, and the advertising of deposit accounts and promotional offers.

Electronic Fund Transfer Act and NACHA Rules.   The federal EFTA, and Regulation E that implements it, provide guidelines and restrictions on the provision of electronic fund transfer services to consumers, and on making an electronic transfer of funds from consumers' bank accounts. The EFTA and Regulation E require that financial institutions and providers of electronic fund transfer services limit a consumer's liability for, and reimburse consumers for, fraud and unauthorized transactions, and impose requirements on remittance transfer, P2P transfer, and overdraft features. In addition, transfers performed by electronic transfers using the ACH network are subject to detailed timing and notification rules and guidelines administered by the NACHA. Most transfers of funds in connection with the origination and repayment of loans are performed by electronic fund transfers, such as ACH transfers. We obtain necessary electronic authorization from borrowers and investors for such transfers in compliance with such rules. EFTA requires that lenders make available loan payment methods other than automatic preauthorized electronic fund transfers, and prohibits lenders from conditioning the approval of a loan transaction on the borrower's agreement to repay the loan through automatic fund transfers. Recently, the NACHA Board of Directors approved a change in the NACHA Operating Rules that requires ACH Originators to perform account validation as part of their commercially reasonable fraudulent transaction detection systems.

Electronic Signatures in Global and National Commerce Act/Uniform Electronic Transactions Act.   The federal ESIGN, and similar state laws, particularly the UETA, authorize the creation of legally binding and enforceable agreements utilizing electronic records and signatures. ESIGN and UETA require businesses that want to use electronic records or signatures in consumer transactions and to provide electronic disclosures and other electronic communications to consumers, to obtain the consumer's consent to receive information electronically.

Bank Secrecy Act.   We have implemented various anti-money laundering policies and procedures to comply with applicable federal anti-money laundering laws, regulations and requirements, such as designating a BSA officer, conducting an annual risk assessment, developing internal controls, independent testing, training, and suspicious activity monitoring and

reporting. We apply the customer identification and verification program rules pursuant to the USA PATRIOT Act amendments to the BSA and its implementing regulations and screen certain customer information against the list of specially designated nationals and other lists of sanctioned countries, persons, and entities maintained by the U.S. Treasury Department's OFAC. Additionally, SoFi Digital Assets, LLC is registered with and regulated by the FinCEN as a MSB with respect to its digital assets business activities, which were transferred in the first quarter of 2024. As an MSB, we are subject to FinCEN regulations implementing the BSA, which requires MSBs to develop and implement risk-based anti-money laundering programs, report large cash transactions and suspicious activity, and maintain transaction records, among other requirements. Similarly, SoFi Bank is a financial institution under the BSA that is required to implement a risk-based anti-money laundering program, including customer identification procedures, currency transaction reporting, suspicious activity monitoring and reporting and other recordkeeping requirements. In addition, our contracts with financial institution partners and other third parties may contractually require us to maintain an anti-money laundering program.

Office of Foreign Assets Control. The U.S. has imposed economic sanctions that affect transactions with designated foreign countries, nationals and others. These sanctions, which are administered by OFAC, take many different forms. Generally, however, they contain one or more of the following elements: (i) restrictions on trade with or investment in a sanctioned country, including prohibitions against direct or indirect imports from and exports to a sanctioned country and prohibitions on "U.S. persons" engaging in financial or other transactions relating to a sanctioned country or with certain designated persons and entities; (ii) a blocking of assets in which the government or specially designated nationals of the sanctioned country have an interest, by prohibiting transfers of property subject to U.S. jurisdiction (including property in the possession or control of U.S. persons); and (iii) restrictions on transactions with or involving certain persons or entities. Blocked assets (for example, property and bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. Failure to comply with these sanctions could have serious legal and reputational consequences for the Company.

Loan Servicing. We are subject to CFPB supervision and regulation of our loan servicing activities conducted by SoFi Bank and SoFi Lending Corp. even in scenarios where we have engaged third-party servicers to service our private education loans and home loans. In addition, for so long as SoFi Lending Corp. acts as servicer of any of our private education loans, we are subject to certain state licensing requirements applicable to student loan servicers even though we have engaged third-party servicers to service our private education loans, as we retain master servicing rights. With respect to our broader consumer loan business, we are subject to federal and state laws regulating loan servicers. We are impacted by these rules even though we service loans we originate, and engage third parties to service certain types of loans, because some state laws, such as the California Rosenthal Act, apply to creditors and first party servicers. Some state laws also apply to parties that indirectly service loans through the use of third-party servicer contracts. Additionally, we sell some of the loans we originate to third parties and are therefore subject to laws governing parties that service loans on behalf of another person to whom the debt is owed. We are currently licensed as a loan servicer in several states and may be required to seek additional licenses. If we seek additional licenses, a state has in the past and may in the future impose fines, restrict our activity in that state, or seek other relief for activity conducted prior to the issuance of a license.

Other State Lending Laws. SoFi Lending Corp. will continue to service certain of our loans. Consequently, in addition to applicable federal laws and regulations governing our operations, our ability to service loans through SoFi Lending Corp. in any particular state, and transmit money to or from any particular state, is subject to that state's laws, regulations and licensing requirements, which may differ from the laws, regulations and licensing requirements of other states. State laws often include fee limitations and disclosure and other requirements. Many states have adopted lending regulations that prohibit various forms of high-risk or sub-prime lending and place obligations on lenders to substantiate that a member will derive a tangible benefit from the proposed credit transaction and/or have the ability to repay the loan. These laws have required most lenders to devote considerable resources to building and maintaining automated systems to perform loan-by-loan analysis of points, fees and other factors set forth in the laws, which often vary depending on the location of the mortgaged property. Many of these state lending laws are vague and subject to differing interpretation, which exposes us to some risks. The number and complexity of these laws, and vagaries in their interpretations, present compliance and litigation risks from inadvertent error and omissions which we may not be able to eliminate from our operations or activities. The laws, regulations and rules described above are subject to legislative, administrative and judicial interpretation, and some of these laws and regulations have been infrequently interpreted or only recently enacted. Infrequent interpretations of these laws and regulations or an insignificant number of interpretations of recently-enacted laws and regulations can result in ambiguity with respect to permitted conduct under these laws and regulations. Any ambiguity under the laws and regulations to which we are subject may lead to regulatory investigations or enforcement actions and private causes of action, such as class-action lawsuits, with respect to our compliance with applicable laws and regulations.

Risk Retention Regulations.   Our balance sheet is impacted by the risk retention regulations adopted by the SEC that became effective for non-mortgage securitizations in 2016. These rules require issuers of asset-backed securities or persons who organize and initiate asset-backed securities transactions to retain a portion of the underlying assets' credit risk.

Marketing Regulations.   Our marketing and other business practices are subject to federal and state regulation and our expansion into new product offerings, including ETFs and, beginning in January 2024, alternative investment funds, mutual funds and money market funds, under the SoFi Invest product, subject us to additional regulatory scrutiny. For example, we and the FTC entered into the FTC Consent Order regarding savings calculations in our student loan refinancing advertisements. In addition, we are subject to the TCPA, which regulates, among other things: (i) the use of automated telephone dialing systems to make certain calls or text messages to cellphones without prior consent, and (ii) certain calls and text messages to numbers properly registered on the federal do not call list without permission or an established business relationship, and the Federal CAN-SPAM Act and the Telemarketing Sales Rule, and analogous state laws, to the extent that we market credit or other products and services by use of email or telephone marketing.

Bankruptcy Laws.   We are subject to the United States Bankruptcy Code, which limits the extent to which creditors may seek to enforce debts against parties who have filed for bankruptcy protection. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a bank subsidiary will be assumed by the bankruptcy trustee and entitled to a priority of payment.

Federal and State Securities Laws.   We offer the securities issued in our sponsored securitizations only to, or for the account or benefit of, "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) in compliance with Rule 144A and to "non-U.S. persons" outside of the United States in reliance on Regulation S under the Securities Act. The securities issued in the securitizations that we sponsor are not registered under the Securities Act or registered or qualified under any state securities laws. We do not offer securitized products to retail investors. We receive opinions from legal counsel for each securitization confirming that the relevant issuing entity is not required to register under the Investment Company Act in reliance on the exclusion available under Rule 3a-7 of the Investment Company Act, although other exemptions or exceptions may also be available.

SoFi Invest and SoFi Money.   SoFi Invest is the brand name for the following legal entities: SoFi Wealth LLC, SoFi Capital Advisors, LLC, SoFi Securities, and SoFi Digital Assets, LLC, each of which provides different products and services. We offer investment management services through SoFi Wealth LLC, an internet-based investment adviser and SoFi Capital Advisors, LLC, which provides portfolio management services for pooled investment vehicles that invest in asset-backed securitizations. Both SoFi Wealth LLC and SoFi Capital Advisors, LLC are registered as investment advisers under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), and are subject to regulation by the SEC. SoFi Securities is an affiliated registered broker-dealer and FINRA member. We offer cash management accounts, which are brokerage products, through SoFi Securities. Although we have exited our digital assets business, the Company, including SoFi Digital Assets, LLC, may still be subject to regulatory scrutiny related to our prior business practices.

The investment advisers are subject to the anti-fraud provisions of the Advisers Act and to fiduciary duties derived from these provisions, which apply to our relationships with our advisory members, including the funds we manage. These provisions and duties impose restrictions and obligations on us with respect to our dealings with our members, fund investors and our investments, including, for example, restrictions on transactions with our affiliates.

Our investment advisers and our broker-dealer have in the past been, and will in the future be, subject to periodic SEC examinations. Our investment advisers and our broker-dealer are also subject to other requirements under the Advisers Act and the Exchange Act, respectively, and related regulations. These additional requirements relate to matters including maintaining effective and comprehensive compliance programs, record-keeping and reporting and disclosure requirements. The Advisers Act and the Exchange Act generally grant the SEC broad administrative powers, including the power to limit or restrict an investment adviser or our broker-dealer from conducting advisory or brokerage activities, respectively, in the event they fail to comply with federal securities laws. Additional sanctions that may be imposed for failure to comply with applicable requirements include the prohibition of individuals from associating with an investment adviser or broker-dealer, the revocation of registrations and other censures and fines. Even if an investigation or proceeding did not result in a sanction or the sanction imposed against us or our personnel by a regulator was small in monetary amount, the adverse publicity relating to the investigation, proceeding or imposition of these sanctions could harm our reputation and cause us to lose existing members or fail to gain new members.

SoFi Securities is subject to Rule 15c3-1 under the Exchange Act, the "SEC Net Capital Rule", which requires the maintenance of minimum levels of net capital. The SEC Net Capital Rule is designed to protect members, counterparties, and creditors by requiring a broker-dealer to have sufficient liquid resources available to satisfy its financial obligations. Net capital is a measure of a broker-dealer's readily available liquid assets, reduced by its total liabilities (other than approved subordinated

debt). Among other things, the SEC Net Capital Rule requires that a broker-dealer provide notice to the SEC and FINRA if its net capital is below certain required levels. There are also certain "early warning" requirements that apply. Our affiliates operating outside the United States may also be subject to other regulatory capital requirements imposed by non-U.S. regulatory authorities.

SoFi Securities is a broker-dealer that does not carry customer security accounts; rather, customer security accounts are carried by an unaffiliated broker-dealer that also clears transactions for these accounts and maintains segregated cash and investments pursuant to Rule 15c3-3 under the Exchange Act (the "Customer Protection Rule"). SoFi Securities carries customer cash accounts (i.e., the SoFi Money cash management accounts) that are subject to the Customer Protection Rule.

FINRA has adopted extensive regulatory requirements relating to sales practices, registration of personnel, compliance and supervision, and compensation and disclosure, to which SoFi Securities and its personnel are subject. FINRA and the SEC also have the authority to conduct periodic examinations of SoFi Securities, and may also conduct administrative proceedings, and have the authority to levy fines and other penalties on SoFi Securities.

SoFi Securities is registered with the MSRB and subject to the MSRB's regulatory regime, including applicable MSRB rules.

SoFi Securities is a Participant of DTC and is, therefore, subject to DTC's regulatory regime, including applicable DTC rules and bylaws.

Moreover, through SoFi Securities, we are licensed to underwrite securities offerings and have served as a firm commitment underwriter of, or as selling agent on, registered equity securities offerings.

State Licensing Requirements

One or more of our subsidiaries may need, and have obtained, one or more state licenses to broker, acquire, service and/or enforce loans. Where we have obtained licenses, state licensing statutes may impose a variety of requirements and restrictions on us, including:

- record-keeping requirements;
- restrictions on servicing and collection practices, including limits on finance charges and fees;
- restrictions on collections;
- usury rate caps to the extent the non-bank subsidiary originates loans;
- restrictions on permissible terms in consumer agreements;
- disclosure requirements;
- examination requirements;
- surety bond and minimum net worth requirements;
- permissible investment requirements;
- financial reporting requirements;
- annual or biennial activity reporting and license renewal requirements;
- notification and approval requirements for changes in principal officers, directors, stock ownership or corporate control;
- restrictions on marketing and advertising;
- qualified individual requirements;
- anti-money laundering and compliance program requirements;
- data security and privacy requirements; and
- review requirements for loan forms and other customer-facing documents.

These statutes may also subject us to the supervisory and examination authority of state regulators in certain cases, and we have experienced, are currently and will likely continue to be subject to and experience exams by state regulators. These examinations have and may continue to result in findings or recommendations that require us to modify our internal controls and/or business practices. If we are found to have engaged in activities that require a state license without having the requisite

license, the licensing authority may impose fines, impose restrictions on our operations in the relevant state, or seek other remedies for activities conducted in the state.

Regulation of Other Activities

Through the Company's website and mobile application under the brand name "SoFi Protect", we offer members access to multiple insurance products and services, which today include life insurance, auto insurance, homeowners insurance, renters insurance and cyber insurance. All such insurance products are offered through third-party insurance carriers, and may be made available to customers through Social Finance Life Insurance Agency LLC. Certain insurance products may be offered by outside insurance providers through a marketing arrangement with the Company. Social Finance Life Insurance Agency LLC is subject to certain state insurance brokering and agency statutes and regulations.

Privacy and Consumer Information Security

In the ordinary course of our business, we access, collect, store, use, transmit and otherwise process certain types of data, including personal information, which subjects us to certain federal, state and foreign privacy and information security laws, rules, industry standards and regulations designed to regulate consumer information and data privacy, security and protection, and mitigate identity theft. These laws impose obligations with respect to the collection, processing, storage, disposal, use, transfer, retention and disclosure of personal information, and, with limited exceptions, give consumers the right to prevent use of their personal information and disclosure of it to third parties. The GLBA requires us to disclose certain information sharing practices to consumers, and any subsequent changes to such practices, and provide an opportunity for consumers to opt out of certain sharing of their non-public personal information. This may limit our ability to share personal information with third parties for certain purposes, such as marketing. In addition, the CFPB is expected to issue a new rule regulating the disclosure of consumer information, which may limit our ability to receive or use personal information and other consumer information and records supplied by third parties, or share information with third parties. Further, all 50 states and the District of Columbia have adopted data breach notification laws that impose, in varying degrees, an obligation to notify affected individuals and government authorities in the event of a data or security breach or compromise, including when a consumer's personal information has or may have been accessed by an unauthorized person. These laws may also require us to notify relevant law enforcement, regulators or consumer reporting agencies in the event of a data breach. Some laws may also impose physical and electronic security requirements regarding the safeguarding of personal information.

On January 1, 2020, the CCPA took effect, directly impacting our California business operations and indirectly impacting our operations nationwide. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. While personal information that we process that is subject to the GLBA is exempt from the CCPA, the CCPA regulates other personal information that we collect and process in connection with the business. Effective January 1, 2023, the CPRA, which amended the CCPA, imposed additional obligations on companies covered by the legislation, including by expanding consumers' rights with respect to certain sensitive personal information. The CPRA also created a new state agency that is vested with authority to implement and enforce the CCPA and the CPRA.

In addition to California, several other states have passed comprehensive privacy laws similar to the CCPA. Certain of these laws are in force and others will enter in effect in the coming years. Like the CCPA, these laws create obligations related to the processing of personal information, as well as special obligations for the processing of "sensitive" data. Some of the provisions of these laws may apply to our business activities. There are also states that are strongly considering comprehensive privacy laws and it is anticipated that other states will be considering these laws in the future. Further, Congress has also been debating passing a federal privacy law. In addition, other states have proposed and/or passed legislation that regulates the privacy and/or security of certain specific types of information. For example, a small number of states have passed laws that regulate biometric data specifically and Washington has passed a law that governs health data, with "health data" defined broadly. These various privacy and security laws may impact our business activities, including our identification of research subjects, relationships with business partners and ultimately the marketing and distribution of our products.

The existence of comprehensive privacy laws in different U.S. states would make our compliance obligations more complex and costly and may increase the likelihood that we may be subject to enforcement actions, civil litigation or otherwise incur liability for noncompliance.

Our broker-dealer and investment advisers are subject to SEC Regulation S-P, which requires that these businesses maintain policies and procedures addressing the protection of customer information and records. This includes protecting against any anticipated threats or hazards to the security or integrity of customer records and information and against unauthorized access to or use of customer records or information. Regulation S-P also requires these businesses to provide initial and annual privacy notices to customers describing information sharing policies and informing customers of their rights.

On October 22, 2024, the CFPB finalized a new regulation, implementing personal financial data rights established by the Dodd-Frank Act. The rule will require us to make consumers' data available upon request to consumers and authorized third parties in a secure, reliable manner. It also requires us to implement privacy protections if we seek consumer financial data from another financial institution, as an authorized third party of a consumer. Assuming the new regulation will be permitted to mandate compliance as currently written, the mandated compliance date for depository institutions like SoFi Bank, which hold between $10 billion and $250 billion in total assets, will be April 1, 2027.

Intellectual Property

We seek to protect our intellectual property by relying on a combination of federal, state and common law in the United States, as well as on contractual measures. We use a variety of measures, such as trademarks, trade secrets and patents, to protect our intellectual property. We also place appropriate restrictions on our proprietary information to control access and prevent unauthorized disclosures, a key part of our broader risk management strategy.

We have registered several trademarks, including but not limited to: (i) related to our name, "SoFi", (ii) SoFi's logo, (iii) our company motto "Get Your Money Right", and (iv) certain SoFi products, such as "SoFi Money" and "SoFi Invest". We believe our name, logo, motto and products are important brand identifiers for our members and enterprise partners. In addition, our Technology Platform has been granted several patents.

Our Culture and Human Capital Resources

Building a durable culture is and will continue to be a key determinant in our ability to help our members get their money right and ultimately to achieve our mission. Creating great culture is a journey, not a destination. We challenge our employees to integrate each distinct SoFi value enumerated below into their work.



MEMBERS AND CLIENTS FIRST
Put our members'/clients' interests first.
If we take care of our members'/clients' interests, it will best serve our interests.
BE SOFI MISSIONARIES
Be SoFi missionaries.
Our products, our services, our brand, and our business must be durable over the long term to achieve our mission – be a missionary.
RUN AFTER PROBLEMS
Run after problems.
We must build a culture of people who run after problems in order to ensure we execute with excellence and "things" do not fall through the cracks.
DO THE RIGHT THING
Do the right thing. If you're not sure, do the harder thing.
Our business is built on trust and integrity, which requires both adhering to the letter of the law and regulations, and doing the right thing for the company and our members.
MAKE YOUR FOOTPRINT BIGGER
Make your footprint bigger than your foot.
Selfless acts are critical to elevate beyond the impact of our collective individual efforts.
EMBRACE DIVERSITY
Embrace diversity. Everyone should feel welcome, included and able to contribute.
Diversity is a differentiator and our team should reflect society. We should continue to encourage and celebrate diversity.
BE GRITTY BE ACCOUNTABLE
Set ambitious goals, be gritty, be accountable.
We must hold ourselves and others accountable for delivering our business objectives, for our culture, and for our members.
ITERATE LEARN INNOVATE
Iterate, learn, innovate.
We are all responsible for Innovation and we must embrace data-driven decisions.
GET TO THE TRUTH
Get to the truth and make principle-based decisions.
We can only make the best decisions if we have the right data, all of the perspectives, and if we align on the guiding principles.
HELP PEOPLE GROW
Take care of other people and help them grow.
Our people are our greatest differentiator. If we take care of our people, they will take care of our members.
DON'T FORGET TO SMILE
Don't Forget To Smile
Our ambition is contagious: it makes us smile to see people inside and outside of SoFi succeed.





















These core values are at the center of how we think about serving our members, building our company, and most importantly, how we work together. At SoFi, we believe our long-term growth and success depend on our ability to attract, develop and retain a high-performing workforce. We believe supporting, developing and inspiring our employees will ultimately unlock the potential of the organization, drive excellence across the business and solidify SoFi as a top career destination where people love to work.

Employees

As of December 31, 2024, we employed approximately 5,000 employees, of which approximately 76% were located in the United States and 24% were located internationally. None of our U.S. based employees are currently represented by a labor union or have terms of employment that are subject to a collective bargaining agreement, and we have not historically experienced any work stoppages.

Attracting and Retaining Employees

The goal of SoFi recruitment efforts is to attract and hire talented individuals in all roles and at all career levels. We strive to provide both external candidates and internal employees who are seeking a different role with challenging and stimulating career opportunities. These opportunities range from internship programs for students to entry-level, management and executive careers. Attracting talent from diverse backgrounds and perspectives is important to us, and aligns with one of our core values. We believe in fostering a strong sense of inclusion and belonging for all employees with a lens on representation. Our culture unlocks collaboration, accelerates creativity, and ultimately enables us to accomplish our mission of helping millions of people achieve financial independence.

Learning and Employee Development

We believe strongly in investing in our employees throughout the employee life cycle. Great care is taken to onboard new hires and set them up for success, both in terms of a broad understanding of SoFi's mission, values, strategic points of differentiation and products, as well as role-specific learning. To this end, throughout the year we offer ongoing learnings including regular company-level "All Hands" meetings and periodic programming on a diverse range of business topics. To enable continuous learning, we have deployed an enterprise learning management system, which includes access to LinkedIn Learning for continuous professional development.

We also offer ongoing learning opportunities for people managers to ensure they are well-equipped to support and develop their teams. This includes periodic training on our core processes such as performance management, compensation planning and internal mobility, and "always on" content deployed through Manager Central, a centralized hub of resources for people managers.

We use employee feedback to inform the ongoing development of our employee programs directly. In addition to administering an annual survey to gather input from our global workforce, we also conducted specific surveys to gather direct employee feedback on specific topics.

Compensation and Employee Benefits

Our compensation programs are designed to attract, retain and motivate talented, profoundly qualified and committed individuals who believe in our mission, while rewarding employees for long-term value creation. We have a pay-for-performance culture in which employee compensation is aligned to Company performance, as well as individual contributions and impact. Our long-term incentive program aligns employee compensation to the long-term interests of our shareholders, while encouraging them to think and act like owners. As we continue to evolve our programs and practices, we strive for a fair, competitive, transparent, equitable, and well governed approach in recognizing and rewarding our employees.

Additionally, our employees' and their families health and wellness are integral to SoFi's success. We have a comprehensive benefits program to support the physical, mental and financial well-being of our employees. For our U.S. based workforce we have one core medical plan in which SoFi pays 95% of the monthly premium and additional medical plans with subsidized premiums. In addition to core medical, we offer fertility and parental benefits to help employees who are looking to grow their family, including a reimbursement solution for eligible family building expenses, a paid parental leave benefit, as well as a partially subsidized back-up family care benefit. To support the mental health of our employees, we offer a benefit that allows them to meet with coaches and clinical care providers at no cost. Our tuition reimbursement and student loan repayment programs in the U.S. provide financial support to our employees, allowing them to advance their education and pay off existing student loan debt.

Our benefits packages also include, among other things, basic life insurance and supplemental life insurance, short-term and long-term disability insurance, a Section 401(k) retirement savings plan, the right to purchase shares of the Company's common stock at a discount through our ESPP, and competitive paid time off. Additionally, our program SoFi Gives is a benefit that provides eligible employees with paid time off to engage in volunteer opportunities within their communities.

Environmental, Social, and Corporate Governance

Sustainable business practices are embedded into our day-to-day operations, as we continue to make critical investments in our team and infrastructure to be further able to scale and support new avenues of growth. We believe this not only aligns with our number one company priority of making our culture better every second, in tandem with our first core value "Putting Our Members' and Clients' Interests First", but also improves our profitability and supports long-term value creation for our shareholders.

In August 2024, we published our second comprehensive ESG report which shares how our company priorities, core values, mission and commitments to the communities we serve shape how we do business, support our employees, and create a meaningful and lasting impact for our members and customers. This report covers a broad set of ESG-related efforts which have been key to informing our approach, including our people programs, product development processes, community investments and social impact, environmental footprint, corporate governance strategies, risk management operations, public policy initiatives and more. In addition, we have an ESG Committee comprised of key management stakeholders who are tasked with tracking our progress within our ESG initiatives using real world, data-based metrics, as well as devising and executing strategies to create an even greater impact.

This and any other ESG-related reports and information included on our investor relations website are not incorporated by reference into, and do not form any part of, this Annual Report on Form 10-K.

Additional Information

Additional information about SoFi is available on our corporate website at https://www.sofi.com, as well as SoFi's Investor Relations website at https://investors.sofi.com.

We use our website to distribute company information, including financial and other material information. We make available free of charge, on or through our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements, beneficial ownership reports on Forms 3 and 4, as well as other filings and any amendments to these documents, as soon as reasonably practicable following the time they are electronically filed with or furnished to the SEC. These reports can also be found on the SEC's website at www.sec.gov.

The content of any websites referred to in this report is not incorporated by reference into this report or any other report filed with or furnished to the SEC.

Item 1A. Risk Factors

In evaluating our company and our business, you should carefully consider the risks and uncertainties described below, together with the other information in this Annual Report on Form 10-K, including our consolidated financial statements and the related notes and the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations". The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may have a material adverse effect on our business, reputation, revenue, financial condition, results of operations or future prospects, in which case the market price of our common stock could decline, and you could lose part or all of your investment. Unless otherwise indicated, references in this section and elsewhere in this Annual Report on Form 10-K to our business being adversely affected, negatively impacted or harmed will include an adverse effect on, or a negative impact or harm to, our business, reputation, financial condition, results of operations, revenue or our future prospects. The material and other risks and uncertainties summarized in this Annual Report on Form 10-K and described below are not intended to be exhaustive and are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business. This Annual Report on Form 10-K also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described below. See the section titled "Cautionary Statement Regarding Forward-Looking Statements".

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, which illuminate challenges that we face in connection with the successful implementation of our strategy and the growth of our business. Our business, prospects, financial condition or operating results could be harmed by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. These risks are discussed more fully below and include, but are not limited to:

Business, Financial and Operational Risks

- our ability to successfully identify and address the risks and uncertainties we face, particularly with respect to certain rapidly evolving industries;

- demands on our resources, intense and increasing competition, and the success of our business model;

- legislative and regulatory policies and related actions that apply or may apply to us, particularly as a result of our operating a bank and as a bank holding company, in connection with student loans, given our brokerage and investment advisory activity, or related to services provided by our technology platform;

- loss of one or more significant purchasers of our loans or one or more significant technology platform clients;

- adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties;

- uncertainty of macroeconomic conditions and the impact of macroeconomic factors, including changes in governmental policy, regulatory responses, applicable laws and regulations, fluctuating inflation and interest rates, delinquency rates on consumer debt, changes in consumer discretionary spending and economic uncertainty;

- failure of third-party service providers or systems on which we rely or, in the event we move certain services or systems in-house, our ability to successfully perform those services or implement and operate those systems;

Risks Related to Market and Interest Rates

- cost and availability of funding in the capital markets and fluctuations in interest rates could impact our ability to operate our business;

- higher than expected payment rates of loans have in the past and could in the future negatively impact our returns as the holder of the residual interests in securitization trusts;

- decreased demand for certain lending products due to changes in interest rates, such as student loans and home loans, could negatively impact our results of operations;

- an inability to maintain a competitive annual percentage yield on deposits could cause members to transfer checking and savings account balances to our competitors;

Risks Related to Strategic and New Products

- potential and past acquisitions that require significant attention could disrupt our business and adversely affect our financials;

- we may fail to innovate or respond to evolving technological or other changes;

- we may experience an increase in fraudulent activity, particularly in connection with our personal loans product, credit card and SoFi Money;

- inability to increase fee-based, capital-light revenue sources and continue to expand our Loan Platform Business;

- we are subject to increased business, economic and regulatory risks from continued expansion abroad, given our brokerage and investment advisory activity, or related to services provided by our technology platform;

Credit Market Related Risks

- we could be adversely impacted by worsening economic conditions, including general economic uncertainty, fluctuating inflation and interest rates, market volatility, the cyclical nature of our industry, and our ability to maintain expected levels of liquidity;

- our inability to make accurate credit and pricing decisions or effectively forecast our loss rates;

- the discharge of qualified student loans in bankruptcy in certain circumstances;

- the failure of our third-party service providers to perform functions related to the origination and servicing of loans;

- financial issues or liquidity issues experienced by our technology platform clients could result in termination of, or inability to pay for, their services;

Risks Related to Funding and Liquidity

- our ability to retain, increase or secure new or alternative financing, including through deposits, to finance our business and the receivables that we originate or other assets that we hold;

- termination of one or more of our warehouse facilities on which we are highly dependent;

- our ability to sell the loans we originate to third parties;

- increases in member loan default rates or the possibility of being required to retain or repurchase loans or indemnify the purchasers of our loans;

Regulatory, Tax and Other Legal Risks

- our exposure to evolving laws, rules, regulations and government enforcement policies, and potential enforcement actions, litigation, investigations, exams or inquiries or impairment of licenses;

- our ability to effectively mitigate risk exposure;

- changes in business, economic or political conditions;

- failure to comply with laws and regulations, including related to banks and bank holding companies, consumer financial protection, anti-money laundering, anti-corruption or privacy, information security and data protection;

- increased regulatory scrutiny of the services provided by our technology platform;

- application of regulations and supervision under banking and securities laws and regulations;

- our ability to efficiently protect our intellectual property rights;

- failure to comply with open source licenses for open source software included in our or any of our subsidiaries' platforms;

- the risk that we are, or any of our subsidiaries is, determined to have been subject to registration as an investment company under the Investment Company Act;

Personnel and Business Continuity Risks

- the loss of key management members or key employees, or an inability to hire key personnel;

- natural disasters, power outages, telecommunications failures, man-made problems and similar events;

- employee misconduct;

Risk Management and Financial Reporting Risks

- our ability to establish and maintain proper and effective internal control over financial reporting and risk management processes and procedures;

- adjustments to our key business metrics, including adjustments to the total number of members or products in the event a member is removed in accordance with our terms of service which may not be reflected in the current period;

- changes in accounting principles generally accepted in the United States;

- incorrect estimates or assumptions by management in connection with the preparation of our financial statements;

Information Technology and Data Risks

- breach or violation of law by a third party on which we depend;

- cyberattacks and other security breaches or disruptions of our systems or third-party systems on which we rely, including our cloud computing services arrangement, disruptions that may impact our ability to collect loan payments and maintain accurate accounts, or our ability to provide services to our technology platform clients;

- technology challenges related to the collection, processing, use, storage and transmission of personal data;

- liabilities related to the data, models, and use of artificial intelligence in products or business processes;

Risks Related to Ownership of Our Securities

- volatility in the price of our common stock, changes in analyst ratings or expectations, and future dilution of our stockholders;

- possibility of securities litigation, which is expensive and time consuming; and

- failure to comply with Nasdaq continued listing standards.

Business, Financial and Operational Risks

We operate in rapidly evolving industries and have limited experience in parts of our Financial Services and Technology Platform segments, which may make it difficult for us to successfully identify and address the risks and uncertainties we face.

We operate in rapidly evolving industries which may make it difficult to successfully identify risks to our business and evaluate our future prospects. In addition, in recent years, we have rapidly expanded our operations to include or expand, among other things, deposit accounts, credit cards, investment services, technology solutions, home loan originations, small business financing solutions, loan platform business solutions, alternative investments, and international operations, and we have limited experience in these areas. In the first quarter of 2022, we acquired a bank charter and face risks as a result of our lack of experience operating a bank and as a bank holding company. We also acquired Technisys in the first quarter of 2022, which furthered our international expansion into Latin America and introduced new risks due to our limited history of operations in certain Latin American countries. In 2023, we acquired Wyndham, a fintech mortgage lender, which expanded our home loan business. In 2024, we adopted our Technology Platform's Cyberbank Core in connection with the launch of a commercial payment services sponsor bank program.

In addition to the events above, we face numerous challenges to our success, including our ability to:

- increase or maintain the number, volume and types of, and add new features to, the loans we extend to our members as the market for loans evolves and as we face new and increasing competitive threats;

- successfully integrate our past and future acquisitions, including continuing to develop Wyndham's technology, performing functions in home loans origination, such as home loans processing and underwriting, and managing the origination of new home loan types;

- increase the number of members utilizing our non-lending products, including our direct deposit feature, and maintain and build on the loyalty of existing members by increasing their use of new or additional products;

- continue to increase our fee-based revenue within our Loan Platform Business, including fees earned for originating loans on behalf of third-party partners and fees earned for referring loans to be originated by third party partners;

- successfully maintain and enhance our diversified funding strategy, including through deposits, securitization financing from consolidated and nonconsolidated VIEs, whole loan sales, and debt warehouse facilities;

- further establish, diversify and refine our checking and savings, credit card, investment and brokerage offerings to meet evolving consumer needs and preferences;

- offer an attractive annual percentage yield on our deposits compared to our competitors and manage deposit costs;

- diversify our revenue streams across our products and services;

- favorably compete as a service provider with other companies and banks, including traditional and alternative technology-enabled lenders, financial service providers, broker-dealers, social media and other commerce platforms and applications that offer peer-to-peer, in-app and social commerce payment capabilities, and technology platform;

- continue to realize the benefits of operating a bank;

- introduce new products or other offerings, as well as new or improved technologies, to meet the needs of our existing and prospective members or to keep pace with competitive lending, checking and savings, credit card, investment, technology and other developments;

- maintain or increase the effectiveness of our direct marketing and other sales and marketing efforts, and maintain our brand;

- successfully design, develop, integrate, operate and maintain technology systems at scale and with a high degree of reliability that support our member growth and product adoption;

- successfully navigate economic conditions and fluctuations in the credit markets, including fluctuating inflation and interest rates, and economic uncertainty;

- continue to add new clients and new products to existing clients in our technology platform as a service business;

- successfully identify financial issues or liquidity issues experienced by our technology platform clients that could result in termination of, or their inability to pay for, our technology platform services;

- successfully diversify our technology platform clients into new industry verticals and new geographies;

- successfully identify a slowdown or acceleration in the business growth of our technology platform clients to ensure aligned costs and capabilities;

- successfully navigate the evolving regulatory environment for a technology platform as a service provider;

- establish fraud prevention strategies that proactively identify threat vectors and mitigate losses;

- defend our platform from information security vulnerabilities, cyberattacks or malicious attacks;

- effectively manage the growth of our business;

- effectively manage our expenses;

- obtain debt or equity capital on attractive terms or at all;

- successfully continue to expand internationally;

- adequately respond to macroeconomic and other exogenous challenges, including fluctuating interest rates, market volatility, particularly in the financial services industry, changes in consumer confidence, consumer discretionary spending and loan delinquency rates, pandemics or other health-related crises, escalating conflict in the Middle East, the ongoing war in Ukraine, and significant changes related to governmental policy, rules and regulations or executive actions;

- maintain successful relationships with our governmental regulatory agencies and law enforcement authorities, as well as self-regulatory agencies; and

- anticipate and react to changes in an evolving regulatory and political environment.

We may not be able to successfully address the risks and uncertainties we face, which could negatively impact our business, financial condition, results of operations, cash flows and future prospects.

We have a history of losses and may experience net losses in the future and there is no assurance that our revenue and business model will be successful.

We have a history of net losses prior to the fourth quarter of 2023. We may incur net losses in the future, and any such losses may fluctuate significantly from quarter to quarter. We will need to continue to generate and sustain significant revenues for our business generally and achieve greater scale and generate increasing operating cash flows from our Financial Services segment, in particular, in future periods, as well as successfully navigate the macroeconomic environment, in order to maintain or increase our level of profitability. We intend to continue to invest in new products and businesses, which has in the past and may in the future cause us to fund and operate aspects of our business at a loss. We also intend to continue to invest in sales and marketing, technology, and additional products and services in order to enhance our brand, our brand recognition and our value proposition to our members, prospective members and clients in our technology platform business, and these additional costs will create further challenges to maintaining or increasing near-term profitability. Our general and administrative expenses have in the past and may in the future increase to meet the increased compliance and other requirements associated with operating as a public company and a bank holding company, operating a bank, and evolving regulatory requirements and policy changes. See "*Regulatory, Tax and Other Legal Risks—As a bank holding company, we are subject to extensive supervision and*

regulation, and changes in laws and regulations applicable to bank holding companies could limit or restrict our activities and could have a material adverse effect on our operations".

We are continuously refining our revenue and business model, which is premised on creating a virtuous cycle for our members to engage with more products across our platform, a strategy we refer to as the Financial Services Productivity Loop, and, with respect to our Technology Platform segment, adoption by clients of additional platform as a service offerings. There is no assurance that our revenue and business model, or any changes to our revenue and business model to better position us with respect to our competitors, will be successful. Our efforts to continue to grow our business may be more costly than we expect, and we may not be able to maintain or increase our revenue sufficiently to offset our higher operating expenses. We may incur future losses and we may be unable to maintain profitability, for a number of reasons, including the risks described in this Annual Report on Form 10-K, unforeseen expenses, difficulties, complications and delays, differences between our assumptions and estimates and results, the effects of macroeconomic conditions and other unknown events.

We have experienced rapid growth in recent years, including through the addition of new products and lines of business and entry into new geographies, which may place significant demands on our operational, risk management, sales and marketing, technology, compliance, and finance and accounting resources.

Our rapid growth in certain areas of our business in recent years, primarily within our Financial Services and Technology Platform segments, as well as operating a bank and as a bank holding company, has placed significant demands on our operational, risk management, sales and marketing, technology, compliance, and finance and accounting infrastructure, and has resulted in increased expenses, a trend that we expect to continue as our business grows. In addition, we are required to continuously develop and adapt our systems and infrastructure in response to the increasing sophistication of the consumer financial services market, changing technologies, evolving fraud, privacy and information security landscape, and regulatory developments, both domestically and internationally, relating to our existing and projected business activities. Our future growth will depend on, among other things, our ability to maintain an operating platform and management system able to address such growth, our ability to grow and optimize deposit balances, and our ongoing ability to demonstrate to our regulators that our risk management and compliance practices are growing and evolving in a commensurate fashion, all of which has required, and we expect will continue to require, us to incur significant additional expenses, expand our workforce and commit additional time from senior management and operational resources. We may not be able to manage supporting and expanding our operations effectively, and any failure to do so would adversely affect our ability to increase the scale of our business, generate projected revenue and control expenses.

Our results of operations and future prospects depend on our ability to retain existing members and attract new members. We face intense and increasing competition and, if we do not compete effectively, our competitive positioning and our operating results will be harmed.

We operate in a rapidly changing and highly competitive industry, and our results of operations and future prospects depend on, among others:

- the continued growth and engagement of our member base;

- our ability to further monetize our member base, including through the use of additional products by our existing members;

- our ability to acquire members at a lower cost; and

- our ability to increase the overall value to us of each of our members while they remain on our platform (which we refer to as a member's lifetime value).

We expect our competition to continue to increase, as there are no substantial barriers to entry to certain of the markets we serve. Some of our current and potential competitors have longer operating histories, particularly with respect to our financial services products, significantly greater financial, technical, marketing and other resources, and a larger customer base than we do. This allows them to potentially offer more competitive pricing or other terms or features, a broader range of financial products, or a more specialized set of specific products or services, as well as respond more quickly than we can to new or emerging technologies and changes in member preferences. In addition to established enterprises, we may also face competition from early-stage companies attempting to capitalize on the same, or similar, opportunities as we are. Our existing or future competitors may develop products or services that are similar to our products and services or that achieve greater market acceptance than our products and services. This could attract current or potential members away from our services and reduce our market share in the future. Additionally, when new competitors seek to enter our markets, or when existing market participants seek to increase their market share, these competitors sometimes undercut, or otherwise exert pressure on, the pricing terms prevalent in that market, which could adversely affect our market share and/or our ability to capitalize on market opportunities.

We currently compete at multiple levels with a variety of competitors, including:

- other personal loan, student loan refinancing, in-school student loan and home loan lenders, including other banks and other financial institutions, as well as credit card issuers, that can offer more competitive interest rates or terms;

- banks and other financial institutions, with respect to our checking and savings accounts;

- rewards credit cards provided by other financial institutions, with respect to our SoFi Credit Card;

- other brokerage firms, including online or mobile platforms, and other companies for our SoFi Invest accounts;

- other mortgage lenders, including fintech-focused lenders, and other companies for our home loans;

- social media and other commerce platforms and applications that offer peer-to-peer, in-app and social commerce payment capabilities;

- other technology platforms with respect to the enterprise services we provide, such as technology products and solutions via Galileo and Technisys;

- other content providers for subscribers to our financial services content, including content from alternative providers available to our subscribers through our Lantern service, which is a financial services aggregator providing marketplace lending products, and various enterprise partnerships; and

- other financial services firms offering employers a comprehensive platform for employees to build financial well-being through student loan and 529 educational plan contributions, educational tools, and financial resources, all of which we provide through SoFi At Work.

We believe that our ability to compete depends upon many factors both within and beyond our control, including, among others, the following:

- the size, diversity and lifetime value of our member base and technology platform clients;

- our ability to introduce successful new products and services, as well as new or improved technologies, or to iterate and innovate on existing products or services to satisfy evolving member and technology platform client preferences or to keep pace with market trends;

- our ability to diversify our revenue streams across our products and services, and cost effectively acquire new members and technology platform clients;

- the timing and market acceptance of our products and services, including developments and enhancements to those products and services, offered by us and our competitors;

- member and technology platform client service and support efforts;

- selling, marketing and promotional efforts;

- our ability to continue to expand the Loan Platform Business with existing and new loan origination partners;

- our ability to continue to increase our fee-based revenue and diversify our revenue base;

- our ability to compete on price, particularly with respect to SoFi Invest and the Technology Platform where demand for our products and services may be affected if we are unable to compete with other brokerages or technology-as-a-service providers on price;

- our ability to offer competitive interest rates on deposit accounts;

- the ease of use, performance, price and reliability of solutions developed either by us or our competitors;

- our ability to attract and retain talent;

- changes in economic conditions, and regulatory and policy developments;

- our ability to successfully operate a national bank, grow deposits and realize the potential benefits to our members;

- our ability to successfully scale our products and services and execute on our Financial Services Productivity Loop strategy and our other business plans, including successfully integrating our acquisitions and diversifying our technology platform clients into new industry verticals and new geographies;

- general market conditions and their impact on our liquidity and ability to access funding;

- the impact of macroeconomic conditions, including changes in interest rates, stock market volatility, changes in consumer confidence, consumer discretionary spending, and any changes in loan default rates, and related developments on the lending and financial services markets we serve; and

- our brand strength relative to our competitors.

Our current and future business prospects demand that we act to meet these competitive challenges but, in doing so, our revenues and results of operations could be adversely affected if we, for example, increase marketing or other expenditures or make new expenditures in other areas. Competitive pressures could also result in us reducing the annual percentage rate on the loans we originate, increasing the annual percentage rate we pay on the checking and savings product, charging fees for services we currently provide for free, incurring higher member or technology platform client acquisition costs, or make it more difficult for us to grow our loan originations in both number of loans and volume for new as well as existing members or expand the adoption of additional products by our current, or acquire new, technology platform clients. All of the foregoing factors and events could adversely affect our business, financial condition, results of operations, cash flows and future prospects.

Increased market volatility and adverse changes in financial market conditions may increase our market risk.

Our liquidity, competitive position, business, results of operations and financial condition are affected by market risks such as changes in interest rates, fluctuations in equity, commodity and futures prices, the implied volatility of interest rates and credit spreads and other economic and business factors. These market risks may adversely affect, among other things, the value of our securities, the cost of debt capital and our access to credit markets, customer allocation of capital among investment alternatives, and our competitiveness with respect to deposit pricing, and may negatively impact customer confidence in the safety and soundness of banks. In times of market stress or other unforeseen circumstances, previously uncorrelated indicators may become correlated, which may limit the effectiveness of our strategies to manage these risks.

Our future growth depends significantly on our branding and marketing efforts, and if our marketing efforts are not successful or we receive negative publicity, our business and results of operations will be harmed.

We have invested significantly in our brand and believe that maintaining and enhancing our brand identity is critical to our success. Our ability to attract members depends in large part on the success of these marketing efforts and the success of the marketing channels we use to promote our products. Our marketing channels include, but are not limited to, earned media through press, social media and search engine optimization, as well as paid advertising, such as online affiliations, search engine marketing, digital marketing, social media marketing, influencer marketing, offline partnerships, out-of-home, direct mail, lifecycle marketing and television and radio advertising. Our ability to compete for, attract and maintain members, lending counterparties, marketing partners and other partners relies to a large extent on their trust in our business, our reputation and the value of our brand. While our goal remains to increase the strength, recognition and trust in our brand by increasing our member base and expanding our products and services, if any of our current marketing channels becomes less effective, if regulatory requirements, including the CFPB and FDIC's advertising rules, restrict or diminish our ability to use these channels, if we are unable to continue to use any of these channels, if we receive negative publicity or fail to maintain our brand, if the cost of using these channels significantly increases or if we are not successful in generating new channels, we may not be able to attract new members or increase the activity of our existing members on our platform in a cost-effective manner. For example, in February 2024, the CFPB released a Consumer Financial Protection Circular, warning digital comparison-shopping tool operators and lead generators that marketing practices that take unreasonable advantage of a consumer's reasonable reliance on the operator or lead generator to act in the consumer's interests may violate the CFPA prohibition on abusive acts or practices. Such unreasonable advantage can include distorting the shopping experience for a consumer financial product or service by giving preferential treatment to an operator or lead generator's own or other products or services through steering or enhanced product placement, for financial or other benefits. If we are unable to recover our marketing costs through increases in the size, value or the overall number of loans we originate, or member selection and utilization of other SoFi products such as SoFi Money, SoFi Invest and SoFi Credit Card, it could have a material adverse effect on our business, financial condition, results of operations, cash flows and future prospects. In addition, negative publicity can adversely affect our reputation and damage our brand, and may arise from many sources, including actual or alleged misconduct, errors or improper business practices by employees, employee claims of discrimination or harassment, product failures, existing or future litigation or regulatory actions, inadequate protection of consumer information by us or our third-party service providers, data breaches, matters related to or affecting our financial reporting or compliance with SEC and Nasdaq listing requirements and media coverage, whether accurate or not. Negative publicity or allegations could reduce demand for our products, result in a decrease in the price of our stock, undermine the loyalty of our members and the confidence of our lending counterparties and technology platform clients, impact our partnerships, reduce our ability to recruit and retain employees or lead to greater regulatory scrutiny, all of which could lead to the attrition of our members, lending counterparties, and/or technology platform clients and harm our results of operations. In addition, we and our officers, directors and/or employees have been, and may in the future be, named or otherwise involved in litigation or claims, including employment-related claims such as workplace discrimination or harassment, which could result in negative publicity and/or adversely impact our business, even if we are ultimately successful in defending against or litigating such claims.

Reputational harm, including as a result of our actual or alleged conduct or public opinion of the financial services industry generally, could adversely affect our business, results of operations, and financial condition.

Reputation risk, or the risk to our business, earnings and capital from negative public opinion, is inherent in our business and has increased substantially because of our size and profile in the financial services industry. Moreover, negative public opinion has in the past and could in the future result from actions by the financial services industry generally, including due to the failure of one or more additional banks, or by certain members or individuals in the industry and can adversely affect our reputation with no actual or alleged actions on our part. For example, public opinion of the financial services industry was negatively impacted following the 2023 closures of Silicon Valley Bank, Signature Bank, and First Republic Bank and generally resulted in decreases in the stock prices of financial services companies.

Negative public opinion could result from our actual or alleged conduct in any number of activities, including sales and marketing practices; home loan or other consumer lending practices; loan origination or servicing activities; mortgage foreclosure actions; management of client accounts or investments; lending, investing or other business relationships; identification and management of potential conflicts of interest from transactions; obligations and interests with and among our members or customers; environmental, social and governance practices; litigation or regulatory actions taken by us or to which we are a party; regulatory compliance; risk management; incentive compensation practices; and disclosure, sharing or inadequate protection or improper use of member or customer information, and from actions taken by government regulators and community or other organizations in response to that conduct. Although we have policies and procedures in place intended to detect and prevent conduct by employees and third-party service providers that could potentially harm members or customers or our reputation, there is no assurance that such policies and procedures will be fully effective in preventing such conduct.

Furthermore, our actual or perceived failure to address or prevent any such conduct or otherwise to effectively manage our business or operations could result in significant reputational harm. For example, our marketing strategy includes an emphasis on social media. Social media provides a powerful medium for consumers, employees and others to communicate their approval of or displeasure with a business. This aspect of social media is especially challenging because it allows any individual to reach a broad audience with an ability to respond or react, in near real time, with comments that are often not filtered or checked for accuracy. We monitor social media metrics for their impact on our business but if we are unable to quickly and effectively respond, any negative publicity could "go viral", causing nearly immediate and potentially significant harm to our brand and reputation, and our business, whether or not factually accurate, including a significant withdrawal of deposits from SoFi Bank within a short period of time.

Our reputation and/or business could be negatively impacted by ESG matters and/or our reporting of such matters.

We communicate certain ESG-related initiatives regarding our employees, climate-related commitments and goals, and other matters in our ESG Report, on our website, in our filings with the SEC, and elsewhere. These initiatives and commitments could be difficult to achieve and costly to implement. We could fail to achieve, or be perceived to fail to achieve, our ESG-related initiatives or commitments. In addition, we could be criticized for the timing, scope or nature of these initiatives, goals, or commitments, or for any revisions to them. To the extent that our required and voluntary disclosures about ESG matters change, we could be criticized for the accuracy, adequacy, or completeness of such disclosures. Our actual or perceived failure with respect to our ESG-related initiatives, goals, or commitments could negatively impact our reputation, result in ESG-focused investors not purchasing and holding our stock, or otherwise materially harm our business.

We may be unable to satisfactorily meet evolving standards, regulations and disclosure requirements related to ESG. For example, a number of state legislators and regulators have adopted or are currently considering proposing or adopting other rules, regulations, directives, initiatives and laws requiring ESG-related disclosures or conduct, including California laws S.B. 253, S.B. 261 and A.B. 1305. The adoption of these and similar laws could require us to, among other things, expend material capital resources in connection with such compliance efforts. Furthermore, there continues to be a lack of consistent proposed climate change and ESG-related legislation and guidance, which creates regulatory and economic uncertainty. Such matters can affect the willingness or ability of investors to make an investment in our Company, as well as our ability to meet regulatory requirements. Any failure, or perceived failure, to meet evolving regulations and industry standards could have an adverse effect on us.

In addition, in recent years "anti-ESG" sentiment has gained momentum across the U.S., with several states and Congress having proposed or enacted "anti-ESG" policies, legislation, or initiatives or issued related legal opinions, and President Trump having recently issued an executive order discouraging diversity equity and inclusion ("DEI") initiatives in the private sector. Such anti-ESG and anti-DEI-related policies, legislation, initiatives, litigation, legal opinions, and scrutiny could result in volatility of our stock price and the Company facing additional compliance obligations, becoming the subject of investigations and enforcement actions, or sustaining reputational harm.

We may experience fluctuations in our quarterly operating results.

We may experience fluctuations in our quarterly operating results due to a number of factors, including changes in the fair values of our instruments (including, but not limited to, our loans), the level of our expenses, the degree to which we encounter competition in our markets, general economic conditions, significant changes in default rates on loans, the rate and credit market environment and our ability to raise our coupon rates along with interest rates that are higher than those in the recent past, legal or regulatory developments, changing demographics, and legislative, regulatory or policy changes. In light of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

We sell our loans to a concentrated number of whole loan purchasers and the loss of one or more significant purchasers could have a negative impact on our operating results.

Although we continue to hold loans on-balance sheet for longer periods, when we sell our personal loans, student loans and home loans, we sell to a concentrated number of whole loan purchasers. There are inherent risks whenever a large percentage of a business is concentrated with a limited number of parties. It is not possible for us to predict the future level of demand for our loans by these or other purchasers. In addition, purchases of our loans by these purchasers have historically fluctuated and may continue to fluctuate based on a number of factors, some of which may be outside of our control, including economic conditions, the availability of alternative investments, changes in the terms of the loans, loans offered by competitors, prevailing interest rates and a change in business plan, liquidity or strategy by the purchaser. If any of these purchasers significantly reduces the dollar amount of the loans it purchases from us, we may be unable to sell those loans to another purchaser on favorable terms or at all, which may require us to reduce originations or hold additional loans on balance sheet and may reduce our flexibility in making financing decisions. In addition, the loss of one or more significant purchasers of our loans could increase the volatility of the mark-to-market methodology we use to determine the fair value of the loans we hold on balance sheet. This may have a material adverse effect on our revenues, results of operations, capital requirements, liquidity and cash flows.

Galileo and Technisys depend on a small number of clients, the loss or disruptions in operations of any of which could have a material adverse effect on their businesses and financial results, and negatively impact our financial results and results of operations.

Galileo and Technisys revenue from clients is highly concentrated. There are inherent risks whenever a large percentage of net revenue is concentrated with a limited number of clients, including fluctuations in revenue, the loss of any one or more of those clients as a result of bankruptcy or insolvency proceedings involving the client, the loss of the client to a competitor, harm to that client's reputation or financial prospects or other reasons, including adverse general economic conditions affecting Galileo and Technisys clients many of which are fintechs and other financial services firms. Any reduction in the amount of revenues that we derive from these clients, without an offsetting increase in new sales to other clients, has had and could have a material adverse effect on our operating results in the future. A significant change in the liquidity or financial position of our clients could also have a material adverse effect on our liquidity and our future operating results. In addition, disruptions in the operations of certain of Galileo's key clients have had an adverse impact on Galileo, and any future disruptions in the operations of any key Galileo or Technisys clients could be material and have an adverse impact on our results of operations.

We rely on third parties to perform certain key functions, and their failure to perform those functions could adversely affect our business, financial condition and results of operations.

We rely on certain third-party computer systems or third-party service providers, including cloud technology providers such as AWS, internet service providers, payment services providers, market and third-party data providers, regulatory and compliance services providers, clearing systems, market makers, exchange systems, banking technology systems, co-location facilities, communications facilities and other facilities to run our platform, facilitate trades by our members and support or carry out certain functions. For example, to provide our checking and savings account, cash management account, credit cards and other products and services, we rely on third parties that we do not control, such as payment card networks, our acquiring and issuing processors, payment card issuers, various financial institution partners, systems like the ACH, and other partners. We rely on these third parties for a variety of services, including the transmission of transaction data, processing of chargebacks and refunds, settlement of funds, and the provision of information and other elements of our services. In addition, external content providers provide us with financial information, market news, charts, option and stock quotes, digital assets quotes, research reports and other fundamental data that we provide to our members. Any interruption in these third-party services, or deterioration in the quality of their service or performance, could be disruptive to our business. Furthermore, third parties may rely on artificial intelligence or machine learning for the services they provide us and, given that the regulatory framework relating to the use of machine learning and artificial services in the provision of financial services is still developing, the third

parties' use of such technologies may impact their ability to carry out certain functions or impact the quality of their service or performance.

Because we are a bank holding company subject to regulation, supervision and examination by the Federal Reserve, and because SoFi Bank is subject to regulation, supervision and examination by the OCC and the FDIC, and SoFi Bank and its affiliates are subject to regulations issued by the CFPB, our and SoFi Bank's oversight of third-party service providers is also subject to regulatory oversight. In 2024, the Federal Reserve, OCC and FDIC increased their focus on regulating banks' relationships and oversight over third-party service providers. For example, these agencies published interagency guidance and a joint statement on banks' vendor management practices and arrangements with third parties to deliver bank products and services in May 2024 and July 2024, respectively, and these and other regulatory authorities continued to scrutinize and take enforcement actions against banks and their business partners for insufficient third-party management programs in 2024. In addition, because Galileo provides technology services to SoFi Bank, we are subject to additional regulatory scrutiny under Regulation W which requires, among other things, that arrangements between a bank and its affiliates are on market terms. If a regulatory authority found our or SoFi Bank's service provider oversight to be lacking, the regulatory authority could require that we or SoFi Bank implement corrective action, including limiting or terminating certain relationships with service providers, which could be costly and disruptive to our business.

Further, we may, from time to time, decide to modify or terminate relationships with third-party service providers and to perform certain functions and/or services internally. For example, we historically used a third party bank to issue the SoFi Money debit cards and sponsor access to debit networks for payment transactions, funding transactions and associated settlement of funds, and sponsor and support ACH, check and wire transactions along with associated funds settlement. However, after gaining direct access to debit networks, we directly perform certain services previously sponsored by the third party bank. Although we have performed these services satisfactorily to date, there is no guarantee we will be able to continue to do so. Additionally, the migration of any such functions and/or services may introduce additional risks and could cause disruption to our business.

Our third-party service providers are susceptible to operational, technological and security vulnerabilities, including security incidents and breaches and outages, which may impact our business, and our ability to monitor our third-party service providers' data security is limited. In addition, these third-party service providers may rely on subcontractors to provide services to us that face similar risks.

Failures or security incidents or breaches by or of our third-party service providers or their subcontractors that result in an interruption in service, unauthorized access, misuse, loss or destruction of data or other similar occurrences could interrupt our business, have in the past and could in the future cause us to incur losses, result in decreased member or client satisfaction and increase member or client attrition, subject us to member or client complaints, significant fines, litigation, disputes, claims, regulatory investigations or other inquiries and harm our reputation. Through contractual provisions and third-party risk management processes, we take steps to require that our providers, and their subcontractors, protect our data and information, including personal data. However, due to the size and complexity of our technology platform and services, the amount of data that we store and the number of members, technology platform clients, employees and third-party service providers with access to personal data, we, our third-party service providers and their subcontractors are potentially vulnerable to a variety of intentional and inadvertent cybersecurity breaches and other security-related incidents and threats, which could result in a material adverse effect on our business, financial condition and results of operations. Any contractual protections we may have from our third-party service providers may not be sufficient to adequately protect us against such consequences, and we may be unable to enforce any such contractual protections.

In addition, there is no assurance that our third-party service providers or their subcontractors will be able to continue to provide these services to meet our current needs in an efficient, cost-effective manner or that they will be able to adequately expand their services to meet our needs in the future. Certain of our vendor agreements are terminable on short or no notice, and if current vendors were to stop providing services to us on acceptable terms, we may be unable to procure alternatives from other vendors in a timely and efficient manner and on acceptable terms, or at all. An interruption in or the cessation of service by our third-party service providers or their subcontractors, coupled with our possible inability to make alternative arrangements in a smooth, cost-effective and timely manner, could have adverse effects on our business, financial condition and results of operations.

Certain aspects of the services we provide also rely and depend upon the ability of third parties with whom we do not contract directly to perform specified tasks or execute certain functions. For example, our customers access trading venues like securities exchanges through third parties like clearing brokers. If a trading venue experiences a system error and/or a failure of controls, subsequent trades may be impacted, such as trading executed at anomalous pricing. Similarly, if a trading venue experiences an outage, our customer's ability to place trades or our ability to effect transactions in securities on behalf of

customers via our broker-dealer may be impacted. As a result of these impacts, we might experience customer complaints, loss of revenue or other financial loss, or we may have to respond to regulatory inquiries related to such outages.

If a service provider fails to either provide the services required or expected or meet applicable contractual or regulatory requirements such as service levels or compliance with applicable laws, the failure could negatively impact our business. Such a failure could also adversely affect the perception of the reliability of our networks and services and the quality of our brand, which could materially adversely affect our business and results of operations. Further, if there were deficiencies in the oversight and control of our third-party relationships, and if our regulators held us responsible for those deficiencies, it could have an adverse effect on our business, reputation and results of operations.

The conditional conversion feature of our convertible notes, if triggered, may adversely affect our financial condition.

Holders of our convertible notes issued in October 2021 and due in 2026 and our convertible notes issued in March 2024 and due in 2029 (collectively, the "notes") may be entitled to convert the notes during specified periods at their option. If one or more holders elect to convert their notes, we may settle converted principal through the payment of cash and/or shares of common stock, which could adversely affect our financial results and liquidity and could result in a decline in our stock price.

The Capped Call Transactions may affect the value of the notes and our common stock.

In connection with the issuance of the notes, we entered into privately negotiated capped call transactions (the "Capped Call Transactions") with certain financial institutions (the "Capped Call Counterparties"). The Capped Call Transactions are expected generally to reduce the potential dilutive effect on our common stock upon any conversion of the notes and/or offset any potential cash payments we are required to make in excess of the principal amount of converted notes, as the case may be, with such reduction and/or offset subject to a cap. In connection with establishing their initial hedges of the Capped Call Transactions, the Capped Call Counterparties or their respective affiliates entered into various derivative transactions with respect to our common stock and/or purchased shares of our common stock concurrently with or shortly after the pricing of the notes.

In addition, the Capped Call Counterparties and/or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to our common stock and/or purchasing or selling our common stock or other securities of ours in secondary market transactions following the pricing of the notes and from time to time prior to the maturity of the notes (and are likely to do so following any conversion of the notes, any repurchase of the notes by us on any fundamental change repurchase date, any redemption date or any other date on which the notes are retired by us, in each case if we exercise the relevant election to terminate the corresponding portion of the Capped Call Transactions). This activity could also cause or avoid an increase or a decrease in the market price of our common stock or the notes. The potential effect, if any, of these transactions and activities on the market price of our common stock or the notes will depend, in part, on market conditions and cannot be ascertained at this time. Any of these activities could adversely affect the value of our common stock.

We are subject to counterparty risk with respect to the Capped Call Transactions, and the Capped Call Transactions may not operate as planned.

The Capped Call Counterparties are financial institutions or affiliates of financial institutions, and we will be subject to the risk that any or all of them might default under the Capped Call Transactions. Our exposure to the credit risk of the Capped Call Counterparties will not be secured by any collateral. Global economic conditions have, from time to time, resulted in the actual or perceived failure or financial difficulties of many financial institutions. If a Capped Call Counterparty becomes subject to insolvency proceedings, we will become an unsecured creditor in those proceedings with a claim equal to our exposure at that time under our transactions with that Capped Call Counterparty. Our exposure will depend on many factors, but, generally, an increase in our exposure will be correlated with increases in the market price or the volatility of our common stock. In addition, upon a default by a Capped Call Counterparty, we may suffer more dilution than we currently anticipate with respect to our common stock. We can provide no assurances as to the financial stability or viability of any Capped Call Counterparty.

In addition, the Capped Call Transactions are complex, and they may not operate as planned. For example, the terms of the Capped Call Transactions may be subject to adjustment, modification or, in some cases, renegotiation if certain corporate or other transactions occur. Accordingly, these transactions may not operate as we intend if we are required to adjust their terms as a result of transactions in the future or upon unanticipated developments that may adversely affect the functioning of the Capped Call Transactions.

Market and Interest Rate Risks

Our business and results of operations have in the past and may in the future be adversely affected by the financial markets, fiscal, monetary, and regulatory policies, and economic conditions generally.

Our business, results of operations and reputation are directly affected by elements beyond our control, including general economic, political, social and health conditions in the U.S. and in countries abroad. These elements can arise suddenly and the full impact can remain unknown or result in adverse effects, including, but not limited to, extreme volatility in credit, equity and foreign currency markets, changes to buying patterns of our members and prospective members or reductions in the credit quality of our members, and changes to the financial condition of our technology platform clients and prospective clients.

In particular, markets in the U.S. or abroad have been and may in the future be affected by the level and volatility of interest rates, availability and market conditions of financing, recessionary pressures, inflation and hyperinflation, supply chain disruptions, changes in consumer spending, employment levels, labor shortages, changes to fiscal policy, including expansion of U.S. federal deficit spending and resultant debt issuance, federal government shutdowns, developments related to the U.S. federal debt ceiling, changes in legislation, regulations or policy, energy prices, home prices, commercial property values, bankruptcies, a default by a significant market participant or class of counterparties, market volatility, liquidity of the global financial markets, the growth of global trade and commerce, exchange rates, trade policies, the availability and cost of capital and credit, disruption of communication, transportation or energy infrastructure and investor sentiment and confidence. Additionally, global markets have been and may in the future be adversely affected by the current or anticipated impact of climate change, extreme weather events or natural disasters, the emergence or continuation of widespread health emergencies or pandemics, cyberattacks or campaigns, military conflict (e.g., the escalating conflict in the Middle East and the ongoing war in Ukraine), terrorism or other geopolitical events, including the upcoming changes to the United States presidential administration, which may affect our results of operations. For example, although we do not have operations in the locations impacted by these conflicts, the ongoing war in these locations has led and could in the future lead to macroeconomic effects, including volatility in commodity prices and the supply of energy resources, instability in financial markets, supply chain interruptions, political and social instability, as well as an increase in cyberattacks and espionage. Also, any sudden or prolonged market downturn in the U.S. or abroad, as a result of the above factors or otherwise, could adversely affect our business, results of operations and financial condition, including capital and liquidity levels. We are not able to predict with any certainty the ultimate impact that any of these events, as well as any other future events, may have on our business.

Significant downturns in the securities markets or in general economic and political conditions have in the past and may in the future also decrease the demand for our products and services and could in the future result in our members reducing their engagement with our platform. In addition, such significant downturns may cause default rates on our loans to increase and cause funding and liquidity concerns for our current and prospective technology platform clients reducing their adoption and use of our platform as a service products and services. Conversely, significant upturns in the securities markets or in general economic and political conditions may cause individuals to be less proactive in seeking ways to improve the returns on their trading or investment decisions and, thus, decrease the demand for our products and services. Any of these changes could cause our future performance to be uncertain or unpredictable, and could have an adverse effect on our business, financial condition and results of operations. In addition, a prolonged weakness in the U.S. equity markets or a general extended economic downturn could cause our members or technology platform clients to incur losses, which in turn could cause our brand and reputation to suffer. If our reputation is harmed, the willingness of our existing members or technology platform clients and potential new members or clients to do business with us could be negatively impacted, which would adversely affect our business, financial condition and results of operations.

Our business is sensitive to interest rates and interest rates are highly sensitive to many factors that are beyond our control, including global, domestic and local economic conditions and the policies of various governmental and regulatory agencies and, in particular, the Federal Reserve. The Federal Reserve increased interest rates throughout 2022 and 2023 before lowering interest rates in 2024, and we are unable to predict whether interest rates will increase or decrease in the future. Further changes to prevailing interest rates could influence not only the interest we receive on loans and investments and the amount of interest we pay on deposits and borrowings, but such changes have in the past and could in the future also affect (i) our ability to originate loans at competitive rates and obtain deposits; (ii) the fair value of our financial assets and liabilities; (iii) the average duration of our loan portfolios and other interest-earning assets; (iv) the mix of lending products we originate which is influenced by demand for refinancing products; and (v) the competition faced by our SoFi Money deposit product from other investment products which may become more attractive as interest rates rise. See "*Changing expectations for inflation and fluctuations in interest rates could decrease demand for our lending products and negatively affect loan performance, as well as increase certain operating costs, such as employee compensation*" for additional information on the risks of interest rate fluctuations to our business.

Interest rate changes and other actions, including balance sheet management, lending facilities, and the Federal Reserve's exit from quantitative easing, and similar actions taken by the Federal Reserve or other central banks, are beyond our control and difficult to predict. These actions affect interest rates and the value of financial instruments, increase the likelihood of a more volatile market, a further appreciating U.S. dollar and negative growth in gross domestic product, and affect other assets and liabilities and can impact our members and technology platform clients. Any economic downturn, especially in the regions in which we operate, may adversely affect our asset quality, deposit levels, loan demand and results of operations.

Changes or uncertainty with respect to existing laws, regulations and policies, including changes in guidance and interpretation by regulatory authorities, and evolving priorities, including those related to financial regulation, taxation, international trade, fiscal policy, cybersecurity and privacy, digital assets, climate change (including any required reduction of greenhouse gas emissions) and healthcare, may adversely impact U.S. or global economic activity and our members, our technology platform clients, our counterparties and our earnings and operations. For example, changes, or proposed changes, to certain U.S. trade and international investment policies, particularly with important trading partners (including China and the European Union (the "EU")) have in recent years negatively impacted financial markets. Actions taken by other countries, particularly China, to restrict the activities of businesses, could also negatively affect financial markets. An escalation of tensions, such as a trade war between certain countries or a further escalation in conflict in the Middle East, could lead to further measures that adversely affect financial markets, disrupt world trade and commerce and lead to trade retaliation, including through the use of duties and tariffs, foreign exchange measures or the large-scale sale of U.S. Treasury Bonds.

Any of these developments could adversely affect our business, our members, our technology platform clients, the value of our loan portfolios, our level of charge-offs and provision for credit losses, our capital levels, our liquidity and our results of operations.

We have the option of pursuing a gain-on-sale origination model and, consequently, our business is affected by the cost and availability of funding in the capital markets.

In addition to the issuance of equity, historically we have funded our operations and capital expenditures through sales of our loans, secured and unsecured borrowing facilities and securitizations. We have the option of pursuing a gain-on-sale origination model and, consequently, our earnings and financial condition are largely dependent on the price we can obtain for our products in the capital markets, which has been and may be negatively impacted by interest rates that are higher than those in the recent past combined with longer periods during which we have held, and may continue to hold, loans on-balance sheet. These capital markets risks may be partially mitigated by the availability of bank deposits and other corporate cash (if any) to temporarily hold the loans on our balance sheet, and by utilizing our Loan Platform Business to originate and sell loans, in certain instances on a fixed fee basis. However, bank deposits and corporate cash have not historically been our primary source of funding and can be impacted by a number of factors, and our Loan Platform Business is new and does not have a significant performance history. Our ability to obtain financing in the capital markets depends, among other things, on our development efforts, business plans, operating performance, lending activities, public perceptions of the financial services industry, and condition of, and our access to, the capital markets at the time we seek financing. The capital markets have from time-to-time experienced periods of significant volatility, including, most recently, volatility driven by benchmark interest rate movements, uncertainty in the financial services sector, and the ongoing war in Ukraine, among other things. This volatility can dramatically and adversely affect financing costs when compared to historical norms or make funding unavailable. Additional factors that could make financing more expensive or unavailable to us include, but are not limited to, financial losses, events that have an adverse impact on our reputation, lawsuits challenging our business practices, adverse regulatory changes, changes in the activities of our business partners, loan performance, events that have an adverse impact on the financial services industry generally, counterparty availability, negative credit rating actions with respect to our rated securities, corporate and regulatory actions, interest rate changes, general economic conditions, including changing expectations for inflation, and the legal, regulatory and tax environments governing funding transactions, including existing or future securitization transactions. If financing is difficult, expensive or unavailable, our business, financial condition, results of operations, cash flows and future prospects could be materially and adversely affected.

Changing expectations for inflation and fluctuations in interest rates could decrease demand for our lending products and negatively affect loan performance, as well as increase certain operating costs, such as employee compensation.

The U.S. economy has remained strong despite facing certain headwinds, including, but not limited to, changing U.S. consumer spending patterns, fluctuating inflation and interest rates, reduced consumer discretionary spending, and weakening wage growth, but there is no guarantee that future changes will not have an impact. For example, the Federal Reserve increased interest rates throughout 2022 and 2023 before lowering interest rates in 2024. We are unable to predict whether interest rates will increase or decrease in the future. Continued elevated interest rates may decrease borrower demand for certain of our lending products, even as inflation places pressure on consumer spending, borrowing and saving habits as consumers evaluate

their prospects for future income growth and employment opportunities in the current economic environment, and as borrowers face uncertainty about the impact of elevated prices on their ability to repay a loan. A change in demand for our lending products and any steps we may take to mitigate such change could impact our credit quality and overall growth. For example, we have experienced lower demand for our home loans in an elevated interest rate environment, as our historical demand has primarily resulted from refinancing, which is less attractive in a higher interest rate environment. We have also focused on personal loan originations to offset the lower demand in other lending products. Personal loans are a higher risk product than home loans or student loans and we have seen an increase in the amount of personal loans that we originate which may increase the inherent risk in our overall portfolio. In addition, fluctuating interest rates may increase our cost of capital and ability to offer a competitive interest rate on our loans. Although we closely monitor these increased risks, there is no guarantee we will make the correct adjustments to our originations or make adjustments quickly enough. Furthermore, economic pressure resulting in the inability of a borrower to repay a loan could translate into increased loan defaults, foreclosures and charge-offs and negatively affect our business, financial condition, results of operations, cash flows and future prospects.

Additionally, an inflationary environment combined with a healthy labor market and decreases in the market value of our equity awards could make it more costly for us to attract or retain employees. In order to meet the compensation expectations of our prospective and current employees due to inflationary and other factors, we have in the past and may in the future be required to increase our operating costs or risk losing skilled workers to competitors. See "*Personnel and Business Continuity Risks—The job market and the optimization of our workforce creates a challenge and potential risk as we strive to attract and retain a highly skilled workforce*" for more information on the risks posed by a competitive labor market.

Fluctuations in interest rates could negatively affect the demand for our checking and savings product.

Falling, low or fluctuating interest rates, including declining interest rates in 2024, have in the past had and may in the future have a negative impact on the demand for our checking and savings product. Checking and savings provides members a digital banking experience that offers a variable annual percentage yield, which is at our discretion. If we are not able to offer competitive interest rates on deposit accounts, demand for our checking and savings product may decrease, which may impact our ability to access deposits as a more cost-effective source of funding for our loans. Although we have been in an elevated interest rate environment in recent years, interest rates began to decline in 2024 and there is no guarantee that the interest rate we offer on our deposit accounts will remain competitive and in a falling or low interest rate environment, account holders and prospective account holders may be discouraged from using these products, which would adversely affect our business, financial condition, results of operations, cash flows and future prospects.

Higher than expected payment speeds of loans could negatively impact the fair market value of the lending portfolio and our returns as the holder of the residual interests in securitization trusts holding personal and student loans. These factors could materially alter our net revenue or the value of our residual interest holdings.

The rate at which borrowers prepay their loans can have a material impact on our net revenue, the value of our lending portfolio and the value of our residual interests in securitization trusts. Prepayment rates are subject to a variety of economic, social, competitive and other factors, including fluctuations in interest rates, availability of alternative financings, legislative, regulatory or policy changes affecting the student loan market, the home loan market, consumer lending generally and the general economy, including changing expectations for inflation. For example, interest rates began to decline in 2024, and a lower interest rate environment may lead to higher prepayment rates on loans.

While we anticipate some variability in prepayment rates, extraordinary or extended increases or decreases in prepayment rates could materially affect our liquidity and net revenue. For example, when, as a result of unanticipated prepayment levels, loans within a securitization trust amortize faster than originally contracted due to prepayments, the trust's pool balance may decline at a rate faster than the prepayment rate assumed when the trust's bonds were originally issued. If the trust's pool balance declines faster than originally anticipated, in most of our securitization structures, the bonds issued by that trust will also be repaid faster than originally anticipated. In such cases, our net revenue may decrease, inclusive of our servicing revenue and the diminished value of any retained residual interest by us in the trust.

Finally, in instances of significant slowdowns in payment rates, rating agencies may place bonds on watch or change their ratings on (or their ratings methodology for) the bonds issued by a securitization trust, possibly raising or lowering their ratings, based upon these prepayment rates and their perception of the risk posed by those rates to the timing of the trust cash flows. Placing bonds on watch, changing ratings negatively, proposing or making changes to ratings methodology could: (i) affect our liquidity, (ii) impede our access to the securitization markets, (iii) require changes to our securitization structures, and (iv) raise or lower the value of the residual interests of our future securitization transactions.

We are exposed to financial risks that may be partially mitigated but cannot be eliminated by our hedging activities, which carry their own risks.

We continue to use, and may in the future use, financial instruments for hedging and risk management purposes in order to protect against possible fluctuations in interest rates, or for other reasons that we deem appropriate. In particular, we expect our interest rate risk to increase with our home loans business which continues to grow, including as a result of our acquisition of Wyndham. However, any current and future hedges we enter into will not completely eliminate the risk associated with fluctuating interest rates and our hedging activities may prove to be ineffective.

The success of our hedging strategy will be subject to our ability to correctly assess counterparty risk and the degree of correlation between the performance of the instruments used in the hedging strategy and any changes in interest rates, along with our ability to continuously recalculate, readjust and execute hedges in an efficient and timely manner. Therefore, though we may enter into transactions to seek to reduce risks, unanticipated changes may create a more negative consequence than if we had not engaged in any such hedging transactions. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the instruments being hedged. Any such imperfect correlation may prevent us from achieving the effect of the intended hedge and expose us to risk of loss. Any failure to manage our hedging positions properly or inability to enter into hedging instruments under acceptable terms, or any other unintended or unanticipated economic consequences of our hedging activities, could affect our financial condition and results of operations.

Our financial condition and results of operations have been and may in the future be adversely impacted by an epidemic or pandemic.

Occurrences of epidemics or pandemics, depending on their scale, may cause different degrees of disruption to the regional, state and local economies in which we offer our products and services. For example, the COVID-19 pandemic caused changes in consumer and student behavior, as well as economic disruptions. Any future pandemic or public health crisis may result in, among other impacts, worker shortages, supply chain issues, inflationary pressures, and the reinstatement and subsequent lifting of restrictions and health and safety related measures. Any future epidemics or pandemics or other public health crises could adversely affect our business, operations and financial condition, as well as the business, operations and financial conditions of our members, other customers and partners.

See "*Our business and results of operations have in the past and may in the future be adversely affected by the financial markets, fiscal, monetary, and regulatory policies, and economic conditions generally*" and "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics*" and "*—Consolidated Results of Operations*" for further discussion of the impact of macroeconomic conditions in recent periods on our business and operating results.

Strategic and New Product Risks

We have in the past consummated, and from time to time we may evaluate and potentially consummate, acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

Our success depends, in part, on our ability to expand our business. In some circumstances, we may determine to do so through the acquisition of complementary assets, businesses and technologies rather than through internal development. For example: (i) in April 2020, we acquired 8 Limited, an investment business in Hong Kong, (ii) in May 2020, we acquired Galileo, a company that provides technology platform services to financial and non-financial institutions, (iii) in February 2022, we acquired Golden Pacific, a bank holding company, (iv) in March 2022, we acquired Technisys, a cloud-native digital multi-product core banking platform, and (v) in April 2023, we acquired Wyndham, a mortgage lender. The identification of suitable acquisition candidates can be difficult, time-consuming and costly, and we may not be able to successfully complete identified acquisitions. The risks we face in connection with acquisitions include, among others:

- diversion of management time and focus from operating our business to addressing acquisition integration challenges;

- coordination of technology, product development, risk management and sales and marketing functions;

- retention of employees from the acquired company and retention of our employees due to cultural challenges associated with integrating employees from the acquired company into our organization;

- integration of the acquired company's accounting, management information, human resources, third-party risk management and other administrative systems;

- the need to implement or improve controls, procedures and policies at a business that prior to the acquisition may have lacked effective controls, information security and cybersecurity safeguards, procedures and policies, including third-party risk management practices;

- write-offs or impairments of intangible assets, goodwill or other assets recognized in connection with the acquisition;

- liability for activities of the acquired company before the acquisition, including patent and trademark infringement claims, violations of laws, including employment laws, commercial disputes, tax liabilities and other known and unknown liabilities;

- litigation or other claims in connection with the acquired company, including claims from terminated or current employees, customers, former stockholders or other third parties; and

- known and unknown regulatory compliance risks resulting from geographic expansion, including elevated risk factors for tax compliance, money laundering controls, and supervisory controls oversight.

Our failure to address these risks or other problems encountered in connection with our acquisitions and investments could cause us to fail to realize the anticipated benefits of these acquisitions or investments, cause us to incur unanticipated liabilities and harm our business, generally. Future acquisitions could also result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities, regulatory obligations to further capitalize our business, goodwill and intangible asset impairments, and increased regulatory scrutiny, any of which could harm our financial condition and negatively impact our stockholders. To the extent we pay the consideration for any future acquisitions or investments in cash, it would reduce the amount of cash available to us for other purposes.

Demand for our products may decline if we do not continue to innovate or respond to evolving technological or other changes.

We operate in a dynamic industry characterized by rapidly evolving technology, frequent product introductions, and competition based on pricing and other differentiators. We continue to explore new product offerings and may rely on our proprietary technology to make our platform available to members, to service member accounts, to provide our technology platform as a service to clients and to introduce new products, which both fosters innovation and introduces new potential liabilities and risks. In addition, we may increasingly rely on technological innovation as we introduce new types of products, expand our current products into new markets, and continue to streamline our platform. For example, while we do not currently rely heavily on artificial intelligence, we expect to integrate more artificial intelligence into our technology in the future especially to improve the experience of our members. Even if we enhance our current products or release new products that incorporate artificial intelligence, there can be no assurance that our products will be successful or that we will innovate effectively to keep pace with the rapid evolution of artificial intelligence. Our ability to integrate artificial intelligence or other new technologies may also be limited by new laws or regulatory guidance. The process of developing new technologies and products is complex, and if we are unable to successfully innovate and continue to deliver a superior member and technology platform client experience, members' and clients' demand for our products may decrease and our growth and operations may be harmed.

An increase in fraudulent activity could lead to reputational damage to our brand and material legal, regulatory and financial exposure (including fines and other penalties), and could reduce the use and acceptance of SoFi Money and SoFi Credit Card.

Financial institutions like us, as well as our members, colleagues, regulators, vendors and other third parties, have experienced a significant increase in fraudulent activity in recent years and will likely continue to be the target of increasingly sophisticated fraudsters and fraud rings in the future. This is particularly true for our newer products where we have limited experience evaluating customer behavior and performing tailored risk assessments, such as checking and savings and credit card.

We develop and maintain systems and processes aimed at detecting and preventing fraudulent activity, which require significant investment, maintenance and ongoing monitoring and updating as technologies and regulatory requirements change and as efforts to overcome security and anti-fraud measures become more sophisticated. Despite our efforts, we have in the past and may in the future be subject to fraudulent activity, which may affect our results of operations. For example, our general and administrative expenses in the past have included charges related to fraud events. The possibility of fraudulent or other malicious activities and human error or malfeasance cannot be eliminated entirely and will evolve as new and emerging technology is deployed, including the increasing use of personal mobile and computing devices that are outside of our network and control environments, particularly as a large part of our workforce works remotely. Risks associated with each of these include theft of funds and other monetary loss, the effects of which could be compounded if not detected quickly. Fraudulent

activity may not be detected until well after it occurs and the severity and potential impact may not be fully known for a substantial period of time after it has been discovered.

Fraudulent activity and other actual or perceived failures to maintain a product's integrity and/or security has led to increased regulatory scrutiny and may lead to regulatory investigations and intervention (such as mandatory card reissuance), increased litigation (including class action litigation), remediation, fines and response costs, negative assessments of us and our subsidiaries by regulators and rating agencies, reputational and financial damage to our brand, and reduced usage of our products and services, all of which could have a material adverse impact on our business. In addition, we offer certain fraud and compliance and risk management services to technology platform clients as part of our platform as a service offerings and regulatory scrutiny of these types of services has increased recently. Any failure in these services provided to technology platform clients could result in regulatory actions or fines, and potential loss of client accounts.

Successful fraudulent activity and other incidents related to the actual or perceived failures to maintain the integrity of our processes and controls could negatively affect us, including harming the market perception of the effectiveness of our security measures or harming the reputation of the financial system in general, which could result in reduced use of our products and services. Such events could also result in legislation and additional regulatory requirements. Although we maintain insurance, there can be no assurance that liabilities or losses we may incur will be covered under such policies or that the amount of insurance will be adequate.

We may be unable to realize the anticipated benefits of acquiring Technisys.

We closed the Technisys acquisition in March 2022 and its operations have been largely integrated into our business. The success of the Technisys acquisition, including anticipated benefits and cost savings and potential additional revenue opportunities, will depend, in part, on our ability to realize various benefits, including, among other things, the development of an end-to-end vertically integrated banking technology stack to support multiple products and enable the combined company to meet the expanding needs of existing customers and serve additional established banks, fintechs and non-financial brands looking to enter financial services. The inability to realize our expected cost savings in connection with the Technisys' acquisition could have an adverse effect on our business, financial condition, operating results and prospects. Failure to achieve these anticipated benefits could result in increased costs, decreases in the amount of expected revenues, lost cost savings and incremental revenue opportunities and diversion of management's time and energy and could have an adverse effect on our business, financial condition, operating results and prospects.

We may continue to expand operations abroad where we have limited operating experience and may be subject to increased business, economic and regulatory risks that could adversely impact our financial results.

In April 2020, we undertook our first international expansion by acquiring 8 Limited, an investment business in Hong Kong. Additionally, with the acquisition of Galileo in May 2020, we gained clients in Canada, Mexico and Colombia and, with the acquisition of Technisys in March 2022, we further expanded our operations into Latin America. We may, in the future, continue to pursue further international expansion of our business operations, either organically or through acquisitions, in new international markets where we have limited or no experience in marketing, selling and deploying our products and services. If we fail to deploy or manage our operations in these countries successfully, our business and operations may suffer. In addition, we are subject to a variety of risks inherent in doing business internationally, including:

- political, social and/or economic instability or military conflict;

- risks related to governmental regulations in foreign jurisdictions, including regulations relating to privacy, and unexpected changes in regulatory requirements and enforcement;

- fluctuations in currency exchange rates and global market volatility;

- higher levels of credit risk and fraud;

- enhanced difficulties of integrating foreign acquisitions;

- burdens of enforcing and complying with a variety of foreign laws;

- reduced protection for intellectual property rights in some countries;

- difficulties in staffing and managing global operations and the increased travel, infrastructure and legal compliance costs associated with multiple international locations and subsidiaries;

- different regulations and practices with respect to employee/employer relationships, existence of workers' councils and labor unions, and other challenges caused by distance, language, and cultural differences, making it harder to do business in certain international jurisdictions;

- compliance with statutory equity requirements; and

- management of tax consequences.

If we are unable to manage the complexity of global operations successfully, our financial performance and operating results could suffer.

Credit Market Related Risks

We operate in a cyclical industry. In an economic downturn, member default rates may increase, there may be decreased demand for our products, and there may be adverse impacts to our business.

Recent macroeconomic factors, such as elevated interest rates, global events and market volatility and general uncertainty, may cause the economy to enter into a period of slower economic growth or a recession, the length and severity of which cannot be predicted. Such uncertainty and negative trends in general economic conditions can have a significant negative impact on our ability to generate adequate revenue and to absorb expected and unexpected losses. Many factors, including factors that are beyond our control, may result in higher default rates by our members and non-payment by our technology platform clients, a decline in the demand for our products, and potentially impact our ability to make accurate credit assessments, lending decisions or technology platform client selections. Any of these factors could have a detrimental impact on our financial performance and liquidity.

Our Lending and Financial Services segments may be particularly negatively impacted by worsening economic conditions that place financial stress on our members resulting in loan defaults or charge-offs. If a loan charges off while we are still the owner, the loan either enters a collections process or is sold to a third-party collection agency and, in either case, we will receive less than the full outstanding interest on, and principal balance of, the loan. Declining economic conditions may also lead to either decreased demand for our loans or demand for a higher yield on our loans, and consequently lower prices or a lower advance rate, from institutional whole loan purchasers, securitization investors and warehouse lenders on whom we rely for liquidity.

The longevity and severity of a downturn or recession would also place pressure on lenders under our debt warehouses, whole loan purchasers and investors in our securitizations, each of whom may have less available liquidity to invest in our loans, and long-term market disruptions could negatively impact the securitization market as a whole. Although certain of our debt warehouses contain committed terms, there can be no assurance that our financing arrangements will remain available to us through any particular business cycle or be renewed on the same terms. The timing and extent of a downturn may also require us to change, postpone or cancel our strategic initiatives or growth plans to pursue shorter-term sustainability. The longer and more severe an economic downturn, the greater the potential adverse impact on us.

Our Technology Platform segment is also susceptible to worsening economic conditions that place financial stress on our current clients using our platform as a service products and services and potential new clients interested in such services. These clients and potential clients may experience liquidity and other financial issues or strategically slowdown growth, any of which could lead them to decrease or terminate their use of our technology platform services or delay or reject implementation of new or expanded products and services. Any such actions with respect to our technology platform products and services could have an adverse impact on our business.

There can be no assurance that economic conditions will be favorable for our business, that interest in purchasing our loans by financial institutions or investment by clients in our platform as a service products and services will remain at current levels, or that default rates by our members or instances of non-payment by our technology platform clients will not increase. Reduced demand, lower prices or a lower advance rate for our loan products from institutional whole loan purchasers, securitization investors and warehouse lenders, increased default rates by our members, and reduced demand, lower prices and increased non-payment by our technology platform clients, may limit our access to capital, including debt warehouse facilities, securitizations and secured and unsecured borrowing facilities, and negatively impact our profitability. These impacts, in addition to limiting our access to capital and negatively impacting our profitability, could also in turn increase the volatility of the mark-to-market methodology we use to determine the fair value of the loans and credit card receivables we hold on balance sheet and consequently have a material adverse effect on our revenues, results of operations, capital requirements, liquidity and cash flows.

If we do not make accurate credit and pricing decisions or effectively forecast our loss rates, our business and financial results will be harmed, and the harm could be material.

In deciding whether to extend credit to prospective or existing members, we rely upon data to assess our ability to extend credit within our risk appetite, our debt servicing capacity, and overall risk level to determine lending exposure and loan pricing. If the decision components, rapidly deteriorating macroeconomic conditions or analytics are either unstable, biased, or missing key pieces of information, the wrong decisions will be made, which will negatively affect our financial results. If our credit decisioning strategy fails to adequately predict the creditworthiness of our members, including a failure to predict a member's true credit risk profile and ability to repay their loan or credit card balance, higher than expected loss rates will impact the fair value of our loans and credit card receivables. Additionally, if any portion of the information pertaining to the prospective member is false, inaccurate or incomplete, and our systems did not detect such falsities, inaccuracies or incompleteness, or any or all of the other components of our credit decision process fails, we may experience higher than forecasted losses, including losses attributed to fraud. Furthermore, we rely on credit reporting agencies to obtain credit reports and other information we rely upon in making underwriting and pricing decisions. If one of these third parties experiences an outage, if we are unable to access the third-party data used in our decision strategy, if such data contains inaccuracies or our access to such data is limited, our ability to accurately evaluate potential members will be compromised, and we may be unable to effectively predict credit losses inherent in our loan portfolio, which would negatively impact our results of operations, which could be material.

Additionally, if we make errors in the development, validation, or implementation of any of the underwriting models or tools that we use for the loans securing our debt warehouses or included in securitization transactions or whole loan sales, such loans may experience higher delinquencies and losses, which would negatively impact our debt warehouse financing terms and future securitization and whole loan sale transactions.

If the information provided to us by applicants is incorrect or fraudulent, we may misjudge an applicant's qualification to receive a loan or use one of our products, and our results of operations may be harmed.

Our lending and platform access decisions are based partly on information provided to us by applicants. To the extent that an applicant provides information to us in a manner that we are unable to verify, or the information provided by an applicant consists of data obtained under false pretenses by third parties, is a manufactured/synthetic identity, or is a stolen identity, our credit decisioning process may not accurately reflect the associated risk. In addition, data provided by third-party sources, including credit reporting agencies, is a significant component of our credit decisions and this data may contain inaccuracies. Inaccurate analysis of credit data that could result from false loan application information could harm our reputation, business and results of operations. Additionally, we rely on the accuracy of applicant information in approving applicants for our non-lending products, such as SoFi Money, SoFi Credit Card or SoFi Invest accounts. If the information provided to us by these applicants is incorrect or fraudulent and we are unable to detect the inaccuracies, it increases our regulatory and fraud risk and the risk of identity theft to our members, and could harm our reputation, business and results of operations.

We use identity and fraud prevention tools to analyze data provided by external databases or automated physical identity document proofing technologies to authenticate each applicant's identity. These fraud prevention tools, scores, and data aggregators are reliant on sustained access to reliable data sources to facilitate robust verification which have reduced effectiveness with diminished data access. From time to time in the past, however, these checks have failed and there is a risk that these checks could fail in the future and fraud, which may be significant, may occur and go undetected. For example, in the past we have identified certain fraudulent activity related to our personal loan products. While the fraudulent activity was detected and the losses were recognized in our results of operations, there can be no assurance there will not be future instances of fraud, that we will be able to detect such fraudulent activity in a timely manner, or that such future fraudulent activity will not be material. We may not be able to recoup funds underlying loans made in connection with inaccurate statements, omissions of fact or fraud, in which case our revenue, results of operations and profitability will be harmed. Fraudulent activity or significant increases in fraudulent activity could also lead to regulatory intervention, which could negatively impact our results of operations, brand and reputation, and require us to take steps to reduce fraud risk, which could increase our costs.

Internet-based loan origination processes may give rise to greater risks than paper-based processes.

We use internet-based loan processes to obtain application information and distribute certain legally required notices to applicants for, and borrowers of, loans and to obtain electronically signed loan documents in lieu of paper documents with ink signatures obtained in person. These processes may entail greater risks than paper-based loan origination processes, including regarding the sufficiency of notice for compliance with consumer protection laws, risks that borrowers may challenge the authenticity of loan documents, or the validity of the borrower's electronic signature on loan documents, and risks that unauthorized changes are made to the electronic loan documents. If any of those factors were to cause our loans, or any of the

terms of our loans, to be unenforceable against the relevant borrowers, or impair our ability to service our loans (as master servicer or servicer), the value of our loan assets would decrease significantly to us and to our whole loan purchasers, securitization investors and warehouse lenders. In addition to increased default rates and losses on our loans, this could lead to the loss of whole loan purchasers and securitization investors and trigger terminations and amortizations under our debt warehouse facilities, each of which would materially adversely impact our business.

Student loans are subject to discharge in certain circumstances.

Private education loans, including the refinanced student loans and other student loans made by us, are generally not dischargeable by a borrower in bankruptcy. However, a private education loan may be discharged if a debtor files an adversary claim and the bankruptcy court determines that not discharging the debt would impose an undue hardship on the debtor and the debtor's dependents. In addition, changes in law, regulations or governmental policies could increase the number of student loans subject to discharge in certain circumstances which would adversely affect our business. For example, the Biden Administration gave judges more leeway to discharge student loans, resulting in more borrowers discharging their student loans in bankruptcy in 2023, compared to prior years. It is possible that a higher percentage of borrowers will obtain relief under bankruptcy or other debtor relief laws in the future than is reflected in our historical experience. A private education loan that is not a refinanced parent-student loan is also generally dischargeable as a result of the death or disability of the borrower. The discharge of a significant amount of our loans could adversely affect our business and results of operations. See "*Regulatory, Tax and Other Legal Risks—Legislative and regulatory policies and related actions have had and could in the future have a material adverse effect on our student loan portfolios and our student loan origination volume*".

We offer personal loans, which have a limited performance history, and therefore we have only limited prepayment, loss and delinquency data with respect to such loans on which to base projections.

The performance of the personal loans we offer is significantly dependent on the ability of the credit decisioning, income validation, and scoring models we use to originate such loans, which include a variety of factors, to effectively evaluate an applicant's credit profile and likelihood of default. Despite recession-readiness planning and stress forecasting, there is no assurance that our credit criteria can accurately predict loan performance under economic conditions such as a prolonged down-cycle or recessionary economic environment or the governmental response to periods of disruption, which may drive unexpected outcomes. If our criteria do not accurately reflect credit risk on the personal loans, greater than expected losses may result on these loans and our business, operating results, financial condition and prospects could be materially and adversely affected.

In addition, personal loans are dischargeable in a bankruptcy proceeding involving a borrower without the need for the borrower to file an adversary proceeding. The discharge of a significant amount of our personal loans could adversely affect our financial condition. Furthermore, other characteristics of personal loans may increase the risk of default or fraud and there are few restrictions on the uses that may be made of personal loans by borrowers, which may result in increased levels of credit consumption. We also originate a material portion of our personal loans through ACH deposits directly to the borrowers, which may result in a higher risk of fraud. The effect of these factors may be to reduce the amounts collected on our personal loans and adversely affect our operating results and financial condition.

We service all of the personal loans we originate and credit cards we issue, as well as other loans, and have limited servicing experience, and we rely on third-party service providers to service the student loans and home loans we originate, and to perform various other functions in connection with the origination and servicing of certain loans. If we or a third-party service provider fails to properly perform these functions, our business and our ability to service our loans may be adversely affected.

We service all of the personal loans we originate as well as certain loans originated by third parties and, in all material respects, all of the credit cards we issue, and we have limited experience with such servicing. We may begin servicing the student loans that we originate at some time in the future. We rely on sub-servicers to service all of our student loans and our home loans that we deliver to GSEs and do not sell servicing-released, and to perform certain back-up servicing functions with respect to our personal loans. In addition, we rely on third-party service providers to perform various functions relating to our loan origination and servicing business, including fraud detection, marketing, operational functions, cloud infrastructure services, information technology, telecommunications and processing remotely created checks. While we oversee these service providers to ensure they service our loans in accordance with our agreements and regulatory requirements, we do not have control over the operations of any of the third-party service providers that we utilize. In the event that a third-party service provider for any reason fails to perform such functions, including through negligence, willful misconduct or fraud, our ability to process payments and perform other operational functions for which we currently rely on such third-party service providers will suffer and our business, cash flows and future prospects may be negatively impacted. Such third-party service provider failures could also result in, among other things, increased regulatory scrutiny of our third-party service provider oversight, costly

investigations, required corrective action and remediation, regulatory enforcement actions, class action lawsuits, and harm to our reputation.

Any failure on our part or on the part of third parties on whom we rely to perform functions related to our servicing activities to properly service our loans or the loans originated by third parties could result in us being removed as the servicer on the loans, including loans financed by our warehouse facilities or sold into our whole loan sales channel and securitization transactions. If we fail to monitor our student loan sub-servicer and ensure that such sub-servicer complies with its obligations under state laws that require student loan servicers to be licensed, we may face civil claims for damages under such state laws. Because we receive revenue from such servicing activities, any such removal as the servicer or master servicer, could adversely affect our business, operating results, financial condition or prospects, as would the cost of onboarding a new servicer. Furthermore, we have agreed in our servicing agreements to service loans in accordance with the standards set forth therein and may be obligated to repurchase loans or indemnify the buyer of any such loans if we fail to meet those standards.

Additionally, if one or more key third-party service providers were to cease to exist, to become a debtor in a bankruptcy or an insolvency proceeding or to seek relief under any debtor relief laws or to terminate its relationship with us, there could be delays in our ability to process payments and perform other operational functions for which we are currently relying on such third-party service provider, and we may not be able to promptly replace such third-party service provider with a different third-party service provider that has the ability to promptly provide the same services in the same manner and on the same economic terms. As a result of any such delay or inability to replace such key third-party service provider, our ability to process payments and perform other business functions could suffer and our business, cash flows and future prospects may be negatively impacted.

We perform and manage the loan origination process for all of the home loans that we originate. If we fail to properly perform these functions, our home loans business may be adversely affected.

In April 2023, we acquired Wyndham, a mortgage lender, expanding our home loans business. In connection with the acquisition of Wyndham, we adopted loan origination technology which facilitates performing many functions in connection with the origination of home loans, including processing, underwriting, pricing, vendor management, closing, and additional functions for loan origination that we previously outsourced to third-party providers, and we now directly manage loan underwriters and loan processors which are services previously managed by third-party providers. In the event that we fail for any reason to perform or manage such functions in accordance with all applicable requirements, including through human errors, technology errors, negligence, willful misconduct or fraud, our ability to originate home loans will suffer and our business, cash flows and future prospects may be negatively impacted, and we could incur penalties or liabilities including obligations to repurchase loans from investors to whom we sold the loans. Additionally, if we fail to perform such functions or properly manage our new resources, we may be unable to complete, or be delayed in the completion of, the origination of home loans in our pipeline and to originate new home loans, and we may not be able to onboard a replacement service provider that has the ability to promptly provide the same services in the same manner and on the same economic terms.

Potential geographic concentration of our members may increase the risk of loss on the loans that we originate and negatively impact our business.

Any concentration of our members in specific geographic areas may increase the risk of loss on our loans. Certain regions of the U.S. from time to time will experience weaker economic conditions and higher unemployment and, consequently, will experience higher rates of delinquency and loss than on similar loans in other regions of the country. Moreover, a further deterioration in economic conditions or a recession, outbreaks of disease, the continued increase in extreme weather conditions and other natural events (such as hurricanes, tornadoes, floods, drought, wildfires, mudslides, earthquakes and other extreme conditions) and other factors could adversely affect the ability and willingness of borrowers in affected regions to meet their payment obligations under their loans and may consequently affect the delinquency and loss experience of such loans. In addition, we, as master servicer for all student loans and home loans and as servicer of our personal loans, have offered in the past, and may in the future offer, hardship forbearance or other relief programs in certain circumstances to affected borrowers.

Conversely, an improvement in economic conditions in one or more of the geographic areas in which we have members could result in higher prepayments of their payment obligations under their loans in such states. As a result, we and the whole loan purchasers who hold our loans or securitization investors or warehouse lenders who hold securities backed by our loans may receive principal payments earlier than anticipated, and fewer interest payments than anticipated, and face certain reinvestment risks, such as the inability to acquire loans on equally attractive terms as the prepaid loans. In addition, higher prepayments than anticipated may have a negative impact on our servicing revenue which could cause our operating results and financial condition to be materially and adversely affected.

Further, the concentration of our loans in one or more geographic locations may have a disproportionate effect on us or investors in our loans or securities backed by our loans if governmental authorities in any of those areas take action against us as originator, master servicer or servicer of those loans or take action affecting our ability as master servicer or servicer to service those loans.

Funding and Liquidity Risks

If we are unable to successfully manage our assets and liabilities on the balance sheet and our funding costs, including with respect to deposit-based funding, our ability to finance additional loans and introduce new products may be negatively impacted.

We fund our operations and capital expenditures primarily through SoFi Bank deposits, warehouse funding, common equity capital, convertible debt, a corporate revolving credit facility, securitizations, and other financings. Through SoFi Bank, we utilize deposits which generally has a lower borrowing cost of funds than warehouse financing, and we have the ability to access other funding sources, such as the FHLB and certain brokered deposit channels established by SoFi Bank. Because we rely on each of these outlets for liquidity, if we are unable to successfully manage our assets and liabilities and funding costs as described above, or if we experience a loss or reduction of these liquidity outlets, our business could be materially adversely impacted. For example, certain banks have faced operational difficulties in accessing the Federal Reserve discount window and there is no guarantee that we will not face the same or similar issues. In addition, there can be no assurance that we will be able to successfully access the securitization markets at any given time, and in the event of a sudden or unexpected shortage of funds in the banking and financial system, we cannot be sure that we will be able to maintain necessary levels of funding without incurring high funding costs, a reduction in the term of funding instruments, an increase in the amount of equity we are required to hold or the liquidation of certain assets. Furthermore, there is a risk that there will be no market at all for our loans either from whole loan buyers or through investments in securities backed by our loans.

We may require capital in excess of amounts we currently anticipate, and depending on market conditions and other factors, we may not be able to maintain our capital or obtain additional capital for our current operations or anticipated future growth on reasonable terms or at all. As the volume of loans that we originate, and the increased suite of products that we make available to members, increases, we may be required to expand the size of our debt warehousing facilities or seek additional sources of capital. The availability of these financing sources depends on many factors, some of which are outside of our control. We may also experience the occurrence of events of default or breaches of financial performance or other covenants under our debt agreements, which could reduce or terminate our access to institutional funding.

As we think about managing our assets and liabilities on the balance sheet and our funding costs, our deposit growth may slow. If we are unable to satisfactorily manage our current sources of funding, including deposits, or, if needed, secure new or alternative methods of financing, our ability to finance additional loans and to develop and offer new products may be negatively impacted. If deposit growth slows, we may need to turn to higher cost of funds. The interest rates, advance rates and other costs of new, renewed or amended facilities may also be higher than those currently in effect. If we are unable to renew or otherwise replace these facilities or generally arrange new or alternative methods of financing on favorable terms, we may be forced to curtail our origination of loans or reduce lending or other operations, which would have a material adverse effect on our business, financial condition, operating results and cash flows.

If one or more of our warehouse facilities, on which we are highly dependent, is terminated or otherwise becomes unavailable, we may be unable to find replacement financing on favorable terms, or at all, which would have a material adverse effect on our business and financial condition.

We require a significant amount of short-term funding capacity for loans we originate. Consistent with industry practice, our existing warehouse facilities generally require periodic renewal. If any of our committed warehouse facilities are terminated or are not renewed or our uncommitted facilities are not honored, we may be unable to find replacement financing on favorable terms, or at all, and we might not be able to originate an acceptable or sustainable volume of loans, which would have a material adverse effect on our business. Additionally, as our business continues to expand, including our home loan business, we may need additional warehouse funding capacity for the loans we originate. There can be no assurance that, in the future, we will be able to obtain additional warehouse funding capacity on favorable terms, on a timely basis, or at all.

If we fail to meet or satisfy any of the financial or other covenants included in our warehouse facilities, we would be in default under one or more of these facilities and our lenders could elect to declare all amounts outstanding under the facilities to be immediately due and payable, enforce their interests against loans pledged under such facilities and restrict our ability to make additional borrowings. Certain of these facilities also contain cross-default provisions. These restrictions may interfere with our ability to obtain financing or to engage in other business activities, which could materially and adversely affect us.

There can be no assurance that we will maintain compliance with all financial and other covenants included in our warehouse facilities in the future.

In addition, our agreements with our warehouse lenders contain various concentration limits and triggers, including related to excess spread. High interest rates have in the past and may in the future place pressure on our net cost of funds for loans held at SoFi Lending Corp., which do not benefit from deposit funding through SoFi Bank, and increase the likelihood of reaching an excess spread limit. A breach of such limits or other similar terms of such agreements could result in an inability to place loans in the relevant warehouse facilities and require us to pursue other forms of financing. If we are unable to find replacement financing on favorable terms, or at all, our operations could be impacted materially.

Increases in member default rates on loans could make us and our loans less attractive to whole loan buyers, lenders under debt warehouse facilities and investors in securitizations, which may adversely affect our access to financing and our business.

Increases in member default rates, due to deteriorating economic conditions or other factors, could make us and our loans less attractive to our existing or prospective funding sources, including whole loan buyers, securitization investors and lenders under debt warehousing facilities. If our existing funding sources do not achieve their desired financial returns or if they suffer losses, they or prospective funding sources may increase the cost of providing future financing or refuse to provide future financing or purchase loans on terms acceptable to us or at all.

Our securitizations are nonrecourse to the Company and are collateralized by the pool of our loans pledged to the relevant securitization issuer. If the loans securing our securitizations fail to perform as expected, rating agencies may place our bonds on watch or change their ratings on (or their ratings methodology for) the bonds issued by our securitization trusts. Our loans performance and any actions taken by the rating agencies could result in the lenders under our warehouse facilities, the whole loan purchasers who purchase our loans, the investors in our securitizations who purchase securities backed by our loans, or future lenders, whole loan purchasers or securitization investors in similar arrangements, increasing the cost of providing future financing or refusing to provide future financing or purchase loans on terms acceptable to us or at all.

While this risk may be partially mitigated by our ability to hold loans on our balance sheet, in sufficient volume, high member default rates would negatively impact our financial condition. Consequently, if we were to be unable to arrange new or alternative methods of financing on favorable terms, we may have to curtail or cease our origination of loans, which could have a material adverse effect on our business, financial condition, operating results and cash flows.

We make representations and warranties in connection with the transfer of loans to whole loan purchasers, government-sponsored enterprises, and our debt warehouse lenders and securitization trusts. If such representations and warranties are not correct, we could be required to repurchase loans or indemnify the purchaser, which could have an adverse effect on our ability to operate and fund our business.

We sell and finance the loans we originate to and with third parties, including, with respect to home loans, counterparties like GSEs, and we make certain representations and warranties to those third parties in connection with the transfer of loans described below. In the ordinary course of business, we are exposed to liability under these representations and warranties made to purchasers of loans. Such representations and warranties typically include, among other things, that the loans were originated and serviced in compliance with the law and with our credit risk origination policy and servicing guidelines, and, in connection with transfers to GSEs, that the loans were originated in compliance with the guidelines of the relevant GSE, and that, to the best of our knowledge, each loan was originated by us without any fraud or misrepresentation on our part or on the part of the borrower or any other person. In addition, purchasers require loans to meet strict underwriting and loan term criteria in order to be eligible for purchase. If those representations and warranties are breached as to a given loan, or if a certain loan we sell does not meet the relevant eligibility criteria, we will be obligated to repurchase the loan, typically at a purchase price equal to the then-outstanding principal balance of such loan, plus accrued interest and any premium. We may also be required to indemnify the purchaser for losses resulting from the breach of representations and warranties. With regard to home loans insured by the Federal Housing Administration or the VA, and to the extent that any of our home loans do not comply with Federal Housing Administration or VA guidelines, we could also face claims under the False Claims Act. In connection with our whole loan sales, we also typically covenant to repurchase any loan that enters delinquent status within the first thirty to sixty days following origination of the loan. Any significant increase in our obligation to repurchase loans or indemnify purchasers of loans could have a significant adverse impact on our cash flows, even if they are reimbursable, and could also have a detrimental effect on our business and financial condition. If any such repurchase event occurs on a large scale, we may not have sufficient funds to meet our repurchase obligations, which would result in a default under the underlying agreements. Moreover, we may not be able to resell or refinance loans repurchased due to a breach of a representation or warranty or we may be forced to sell such loans below par. Any such event could have an adverse impact on our business, operating results, financial condition and prospects. In addition, in the acquisition of Wyndham, we also acquired

Wyndham's liability to its loan investors and loan insurers for mortgage loans originated by Wyndham, including repurchase obligations that might not be contingent upon the investor proving an error by Wyndham.

In addition to loan level representations and warranties, our agreements with the lenders and investors on our securitizations, debt warehouse facilities and corporate revolving debt contain a number of corporate financial covenants and early payment triggers and performance covenants. These facilities, together with deposits, are the primary funding sources available to support the maintenance and growth of our business and our liquidity would be materially adversely affected by our inability to comply with the various covenants and other specified requirements set forth in our agreements with our lenders and investors, which could result in the early amortization, default and/or acceleration of our existing facilities. Such covenants and requirements include financial covenants, portfolio performance covenants and other events. For a description of these covenants, requirements and events, see "*Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources*".

During an early amortization period or occurrence of a termination event or an event of default, principal collections from the loans in our warehouse facilities would be applied to repay principal under such facilities rather than being available to fund newly originated loans. During the occurrence of a termination event or an event of default under any of our facilities, the applicable lenders could accelerate the related debt and such lenders' commitments to extend further credit under the related facility, if any, would terminate. If we were unable to repay the amounts due and payable under such facilities and securitizations, the applicable lenders and noteholders could seek remedies, including against the collateral pledged under such facilities and by the securitization trust. An acceleration of the debt under certain facilities could also lead to a default under other facilities and, in certain instances, our hedging arrangements, due to cross-default and cross-acceleration provisions.

An early amortization event or event of default would negatively impact our liquidity, including our ability to originate new loans, and require us to rely on alternative funding sources, which might increase our funding costs or which might not be available when needed. If we were unable to arrange new or alternative methods of financing on favorable terms, we might have to hold loans on balance sheet in an amount that may negatively impact our financial condition, or curtail or cease the origination of loans, which could impair our growth, and, in each case, have a material adverse effect on our business, financial condition, operating results and cash flows, which in turn could have a material adverse effect on our ability to meet our obligations under our facilities.

We require substantial capital and, in the future, may require additional capital, to pursue our business objectives and achieve recurring profitability. If adequate capital is not available to us or is unavailable on favorable terms, including due to the cost and availability of funding in the capital markets, our business, operating results and financial condition may be harmed.

Since our founding, we have raised substantial equity and debt financing to support the growth of our business. We may require additional capital to pursue our business objectives and growth strategy and respond to business opportunities, challenges or unforeseen circumstances, including supporting our lending operations, increasing our marketing expenditures to attract new members and technology platform clients and improve our brand awareness, developing our products, introducing new services, further expanding internationally in existing or new countries or further improving existing offerings and services, enhancing our operating infrastructure and potentially acquiring complementary businesses and technologies, and complying with the increased regulatory requirements for bank holding companies and banks. Accordingly, on a regular basis we need, or we may need, to engage in additional debt or equity financings to secure additional funds. However, additional funds may not be available when we need them, in amounts we need, or permitted to be applied to specific use cases, on terms that are acceptable to us or at all. Volatility in the credit markets in general or in the market for personal, student and home loans and credit cards in particular may also have an adverse effect on our ability to obtain debt financing. Although our borrowing costs have trended lower following the acquisition of a national bank charter, the cost of our borrowing could increase due to market volatility, interest rates that are higher than those in the recent past, changes in the risk premiums required by lenders or the unavailability of traditional sources of debt capital. Volatility or depressed valuations or trading prices in the equity markets may similarly adversely affect our ability to obtain equity financing. Furthermore, if we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock.

We are required to serve as a source of financial strength for SoFi Bank, which is subject to minimum capital requirements imposed by federal regulators, which means that we may be required to provide capital or liquidity support to SoFi Bank, even at times when we may not have the resources to provide such support. In addition, maintaining adequate liquidity is crucial to our securities brokerage, including key functions such as transaction settlement, custody requirements and margin lending. Our broker-dealer subsidiary, SoFi Securities, is subject to Rule 15c3-1 under the Exchange Act, which

specifies minimum capital requirements intended to ensure the general financial soundness and liquidity of broker-dealers, and SoFi Securities is subject to Rule 15c3-3 under the Exchange Act, which requires broker-dealers to maintain certain liquidity reserves. We meet our liquidity needs primarily from working capital, deposits and cash generated by member activity, as well as from external debt and equity financing. Increases in the number of members, fluctuations in member cash or deposit balances, as well as market conditions or changes in regulatory treatment of member deposits, may affect our ability to meet our liquidity needs.

A reduction in our liquidity position could reduce our members' confidence in us, which could result in the withdrawal of member assets, including deposits held at SoFi Bank, and loss of members, or could cause us to fail to satisfy minimum capital requirements for SoFi Bank, or broker-dealer or other regulatory capital guidelines, which may result in immediate suspension of banking and other securities activities, regulatory prohibitions against certain business practices, increased regulatory inquiries and reporting requirements, increased costs, fines, penalties or other sanctions, by the Federal Reserve, the OCC, the SEC, FINRA or other SROs or state regulators, and could ultimately lead to the liquidation of SoFi Bank or our broker-dealer or other regulated entities. Factors which may adversely affect our liquidity position include temporary liquidity demands due to timing differences between brokerage transaction settlements and the availability of segregated cash balances, fluctuations in cash held in member accounts, a significant increase in our margin lending activities, increased regulatory capital requirements, changes in regulatory guidance or interpretations, or Federal Housing Administration or VA guidelines, other regulatory changes or a loss of market or member confidence resulting in unanticipated withdrawals of member assets. We expect that we will continue to use our available cash to fund our lending activities and help scale our Financial Services segment. To supplement our cash resources, we may seek to enter into additional securitizations and whole loan sale agreements or increase the size of existing debt warehousing facilities, increase the size of, or replace, our revolving credit facility, continue to grow deposits and pursue other potential options. In addition, a reduction in our liquidity position could impair our technology platform clients' confidence in us and our platform as a service products and services, many of which require capital investments and ongoing platform maintenance by us, which could result in decisions by our technology platform clients to terminate or not renew their existing contracts or to not add new products to their account.

If we are unable to adequately maintain our cash resources, we may delay non-essential capital expenditures, implement cost cutting procedures, delay or reduce future hiring, discontinue the pursuit of our strategic objectives and growth strategies or reduce our rate of future originations compared to the current level. There can be no assurance that we can obtain sufficient sources of external capital to support the growth of our business. Delays in doing so or failure to do so may require us to reduce loan originations or reduce our operations, which would harm our ability to pursue our business objectives as well as harm our business, operating results and financial condition.

We are unable to finance all of the receivables that we originate or other assets that we hold, and that illiquidity could result in a negative impact on our financial condition.

We have the option of pursuing a gain-on-sale origination model, the success of which is tied to our ability to finance the assets that we originate. Certain of our assets, however, are ineligible for sale to a whole loan buyer or securitization trust, or are ineligible for, or are subject to a lower advance rate under, warehouse funding, each of which has specific eligibility criteria for receivables it purchases or holds as collateral. Ineligible receivables include, among others, those in default or that are delinquent, receivables with defects in their origination or servicing, including fraud, or receivables generated under origination guidelines and credit policies that are no longer in effect. In addition, many of our warehouse funding sources contain excess concentration limits for loans in forbearance or with specific loan level characteristics such as time-to-maturity or loan type. Once these limits have been exceeded, the advance rate applied to those receivables becomes less advantageous to us. If we are unable to sell or reasonably fund these receivables, we are required to hold them on our consolidated balance sheet which, in sufficient volume, negatively impacts our financial condition.

In addition to the receivables described above, we also hold on our consolidated balance sheet certain risk retention assets with respect to which we have a reduced ability to receive financing. These risk retention assets include residuals from our securitization trusts that are either ineligible for transfer or are subject to EU regulations. The illiquidity of these positions may negatively impact our financial condition.

Our checking and savings product is expected to continue to provide us with an important source of cost-efficient funding and any failure to scale the product due to our limited experience or a competitive marketplace could have a negative impact on our business, operating results and financial condition.

We expect that checking and savings, a deposit account product, will continue to provide us with an important source of deposits to use for cost-effective funding of loan originations and other activities. However, revenue growth for checking and savings is dependent on increasing the volume of members who open an account and on growing balances in those accounts. Although our checking and savings account product has grown since its introduction in the first quarter of 2022, there is no

guarantee that account openings and the amount on deposit in those accounts will continue to grow. In addition, although we have invested in a number of initiatives to attract new checking and savings account holders and capture a greater share of our members' savings, including offering a competitive annual percentage yield on deposits and offering SoFi Plus membership benefits to deposit holders, there can be no assurance that these investments to acquire and retain members, provide differentiated features and services and spur usage of our deposit account product will be effective or cost effective. There are also no assurances that we will be able to maintain a competitive annual percentage yield on deposits, and members can easily transfer checking and savings account balances to our competitors. Further, developing our service offerings and marketing the checking and savings product in additional customer acquisition channels could have higher costs than anticipated or be less effective than anticipated, and could adversely impact our results or dilute our brand. Finally, our checking and savings product faces competition from similar products offered by our competitors which may offer more attractive features, including a higher interest rate on deposits, which may impact the success of the product. In the event we are unable to sufficiently grow the checking and savings product, we may be required to find alternative, higher-cost funding for our lending and other activities, or we might not be able to originate an acceptable or sustainable volume of loans, either of which could have a negative impact on our business, operating results and financial condition. See "*Market and Interest Rate Risks — Fluctuations in interest rates could negatively affect the demand for our checking and savings product*".

Any failure to accurately capture credit risk or to execute our funding strategy for SoFi Credit Card could have a negative impact on our business, operating results and financial condition.

In October 2024, we expanded our credit card program by launching two new credit cards: SoFi Everyday Cash Rewards and SoFi Essential. The performance of these new credit cards and the existing SoFi Unlimited 2% Credit Card products is significantly dependent on the ability of the credit and fraud decisioning and scoring models we use to originate the product, which includes a variety of factors, to effectively prevent fraud, evaluate an applicant's credit profile and likelihood of default. Despite establishing a defined risk appetite and leveraging third-party stress testing of product loss forecasts, there is no assurance that our credit criteria can accurately predict repayment and loss profiles. If our criteria do not accurately prevent fraud or reflect credit risk on the SoFi Credit Card products, greater than expected losses may result and our business, operating results, financial condition and prospects could be materially and adversely affected.

In addition, revenue growth for the SoFi Credit Card program is dependent on increasing the volume of members who open an account and on growing loan balances on those accounts. Over time we will continue to invest in a number of new product initiatives to attract new SoFi Credit Card members and capture a greater share of our members' total spending and borrowings. Revenue growth for SoFi Credit Card may be adversely affected by new restrictions on credit card fees finalized by the CFPB in March 2024. Although originally scheduled to become effective in May 2024, the rule was challenged in the 5th U.S. Circuit Court of Appeals following a stay order from that court. In December 2024, a federal judge rejected the CFPB's request to reinstate the credit card late fee cap, effectively ending the CFPB's attempt to enforce the cap. With the change to the U.S. presidential administration in January 2025 and the possible reshaping of the CFPB under new leadership, the CFPB may not continue litigating in favor of the cap, or enforce the cap. If the CFPB's rule were to become effective as written, it could, if we modify our terms in response to changes made by issuers impacted by the rule, adversely affect revenue.

The operation of our rewards program for the SoFi Unlimited 2% Credit Card and the SoFi Everyday Cash Rewards could have a negative impact on the revenue for our Credit Card program. In December 2024, the CFPB published a Consumer Financial Protection Circular, which warned that the CFPB is scrutinizing and taking actions against operators of credit card reward programs, and declared it may be unlawful to devalue earned rewards, use fine print to disclose conditions for earning or redeeming rewards, or change the benefits for which rewards may be earned and redeemed. This guidance could make it more expensive to operate the rewards program and limit our ability to adapt the program to changing economic conditions.

While we have generally seen increases in revenue from SoFi Credit Card, there can be no assurance that our investments in SoFi Credit Card to acquire members, provide differentiated features and services and spur usage of our cards will continue to be effective, and developing our service offerings and forming new partnerships could have higher costs than anticipated, and could adversely impact our results or dilute our brand.

Furthermore, the success of the SoFi Credit Card products depends on our ability to execute on our funding strategy for the resulting credit card receivables. We may establish a credit card receivable securitization program in the future. There is no guarantee, however, that we will be successful in establishing a securitization program for these assets. In the event we are unable to finance our credit card receivables, we may be required to hold those assets on our consolidated balance sheet or sell them for a loss, either of which could have a negative impact on our business, operating results and financial condition.

Regulatory, Tax and Other Legal Risks

As a bank holding company, we are subject to extensive supervision and regulation, and changes in laws and regulations applicable to bank holding companies could limit or restrict our activities and could have a material adverse effect on our operations.

As a bank holding company, we are subject to regulation, supervision and examination by the Federal Reserve, and SoFi Bank is subject to regulation, supervision and examination by the OCC and the FDIC, as well as regulations issued by the CFPB. Federal laws and regulations govern numerous matters affecting us, including changes in the ownership or control of banks and bank holding companies, maintenance of adequate capital and the financial condition of a financial institution, permissible types, amounts and terms of extensions of credit and investments, permissible nonbanking activities, the level of reserves against deposits and restrictions on dividend payments. The OCC possesses the power to issue cease and desist orders to prevent or remedy unsafe or unsound practices or violations of law by banks subject to their regulation, and the Federal Reserve possesses similar powers with respect to bank holding companies. In general, the bank supervisory framework is intended to protect insured depositors and the safety, soundness and stability of the U.S. financial system and not shareholders in depository institutions or their holding companies.

In connection with applying for approval to become a bank holding company, we developed a financial and bank capitalization plan and enhanced our governance, compliance, controls and management infrastructure and capabilities in order to ensure compliance with all applicable regulations, which required, and will continue to require, substantial time, monetary and human resource commitments. If any new regulations or interpretations of existing regulations to which we are subject impose requirements on us that are impractical or that we cannot satisfy, our financial performance, and our stock price, may be adversely affected.

Federal regulations establish minimum capital requirements for insured depository institutions, including minimum risk-based capital and leverage ratios, and define "capital" for calculating these ratios. The minimum capital requirements are: (i) a common equity Tier 1 capital ratio of 4.5%; (ii) a Tier 1 to risk-based assets capital ratio of 6%; (iii) a total capital ratio of 8%; and (iv) a Tier 1 leverage ratio of 4%. The regulations also establish a "capital conservation buffer" of 2.5% of common equity Tier 1 capital. An institution will be subject to limitations on paying dividends, engaging in share repurchases and paying discretionary bonuses if its capital level falls below the capital conservation buffer amount. The federal banking regulators could also require the Company and/or SoFi Bank, as applicable, to hold capital that exceeds minimum capital requirements for insured depository institutions. The application of these capital requirements could, among other things, require us to maintain higher capital resulting in lower returns on equity, and we may be required to obtain additional capital, or face regulatory actions if we are unable, to comply with such requirements.

We are also subject to the requirements in Sections 23A and 23B of the Federal Reserve Act and the Federal Reserve's implementing Regulation W, which regulate loans, extensions of credit, purchases of assets, and certain other transactions between an insured depository institution (such as SoFi Bank) and its affiliates. The statute and regulation require us to impose certain quantitative limits, collateral requirements and other restrictions on "covered transactions" between SoFi Bank and its affiliates and require all transactions be on "market terms" and conditions consistent with safe and sound banking practices. For example, Galileo's provision of technology services to SoFi Bank is subject to Regulation W, including the requirement that the arrangement is on market terms.

The laws, rules, regulations, and supervisory guidance and policies applicable to us are subject to regular modification and change, including increased regulation as a result of the turmoil in the banking industry. These changes could adversely and materially impact us. For example, the Dodd-Frank Act and other federal banking laws subject companies with $10 billion or more of consolidated assets to additional regulatory requirements. Section 1075 of the Dodd-Frank Act, which is commonly known as the "Durbin Amendment", amended the Electronic Fund Transfer Act to restrict the amount of interchange fees that may be charged and prohibit network exclusivity for debit card transactions. SoFi Bank is required to comply with the restrictions on interchange fees that went into effect on July 1, 2023, which may negatively impact future interchange fees we collect. In addition, in November 2023, the Federal Reserve proposed changes to the regulations implementing the Electronic Fund Transfer Act that would further restrict the amount of interchange fees that may be charged and require biennial reviews of those fees. Guidance from regulators of SoFi Bank can subject its non-bank affiliates to increased governance. For example, the OCC's guidance on retail non-deposit investment products, or RNDIPs, applies to referral arrangements that SoFi Bank may have with an affiliate, including SoFi Securities. This guidance, which was further updated in June 2024 to align with the SEC's Regulation BI, requires that banks implement and maintain effective oversight and monitoring of relevant RNDIP arrangements to ensure that, among other things, sales transactions and recommendations to retail investors comply with SEC regulations. Changes in laws, rules, regulations and supervisory guidance and policies could, among other things, subject us to

additional costs, including costs of compliance; limit the types of financial services and products we may offer; and/or increase the ability of non-banks to offer competing financial services and products. Failure to comply with laws, regulations, policies, or supervisory guidance could result in enforcement and other legal actions by federal and state authorities, including criminal and civil penalties, the loss of FDIC insurance, revocation of a banking charter or registration as a broker-dealer and investment adviser, other sanctions by regulatory agencies, civil money penalties, and/or reputational damage, which could have a material adverse effect on our business, financial condition, and results of operations.

Finally, we intend to continue to explore other products for SoFi Bank over time. Some of those products may require, or be deemed to require, additional data, procedures, partnerships, regulatory approvals, or capabilities that we have not yet obtained or developed. Should we fail to expand and evolve SoFi Bank products in a successful manner, or should these new products, or new regulations or interpretations of existing regulations, impose requirements on us that are cumbersome or that we cannot satisfy, our business may be materially and adversely affected.

The U.S. Congress, the Trump administration, or any new administration may make substantial changes to fiscal, tax, and other federal policies that may adversely affect our business.

The Trump administration has called for significant changes to U.S. trade, healthcare, immigration and government regulatory policy and has begun implementing policy changes at a rapid pace. Changes to U.S. policy implemented by the U.S. Congress, the Trump administration or any new administration have impacted among other things, the U.S. and global economy, international trade relations, unemployment, immigration, healthcare, taxation, the U.S. regulatory environment, inflation and other areas. Although we cannot predict the impact, if any, of these changes to our business, they could adversely affect our business. Until we know what policy changes are made, whether those policy changes are challenged and subsequently upheld by the court system and how those changes impact our business and the business of our competitors over the long term, we will not know if, overall, we will benefit from them or be negatively affected by them.

Failure to comply with applicable laws, regulations or commitments, or to satisfy our regulators' supervisory expectations, could subject us to, among other things, supervisory or enforcement action, which could adversely affect our business, financial condition and results of operations.

If we do not comply with applicable laws, regulations or commitments, including SoFi Bank's operating agreement, if we are deemed to have engaged in unsafe or unsound conduct, or if we do not satisfy our regulators' supervisory expectations, then we may be subject to increased scrutiny, supervisory criticism, governmental or private litigation and/or a wide range of potential monetary penalties or consequences, enforcement actions, criminal liability and/or reputational harm. Such actions could be public or of a confidential nature, and arise even if we are acting in good faith or operating under a reasonable interpretation of the law and could include, for example, monetary penalties, payment of damages or other monetary relief, restitution or disgorgement of profits, directives to take remedial action or to cease or modify practices, restrictions on growth or expansionary proposals, denial or refusal to accept applications, removal of officers or directors, prohibition on dividends or capital distributions, increases in capital or liquidity requirements and/or termination of SoFi Bank's deposit insurance. Additionally, compliance with applicable laws, regulations and commitments requires significant investment of management attention and resources. Any failure to comply with applicable laws, regulations or commitments could have an adverse effect on our business, financial condition and results of operations.

An inability to accept or maintain deposits due to market demand or regulatory constraints could materially adversely affect our liquidity position and our ability to fund our business.

SoFi Bank accepts deposits and uses the proceeds as a source of funding, with our direct retail deposits becoming a larger proportion of our funding over time. Although we launched the SoFi Insured Deposit Program in 2023, whereby funds (up to $2 million) are deposited into deposit accounts at banks which are insured by the FDIC up to the applicable limits, we continue to face strong competition with regard to deposits, and pricing and product changes may adversely affect our ability to attract and retain cost-effective deposit balances. To the extent we offer higher interest rates to attract or maintain deposits, our funding costs will be adversely impacted.

Our ability to obtain deposit funding and offer competitive interest rates on deposits is also dependent on SoFi Bank's capital levels. The FDIA's brokered deposit provisions and related FDIC rules in certain circumstances prohibit banks from accepting or renewing brokered deposits and apply other restrictions, such as a cap on interest rates that can be paid. For example, while SoFi Bank met the definition of "well-capitalized" as of December 31, 2024 and currently has no restrictions regarding acceptance of brokered deposits or setting of interest rates, there can be no assurance that we will continue to meet this definition. In July 2024, the FDIC proposed a rule which, if finalized as proposed, would expand the types of deposits that would be considered "brokered deposits" and we could be subject to these restrictions. Additionally, our regulators can adjust

applicable capital requirements at any time and have authority to place limitations on our deposit businesses. An inability to attract or maintain deposits in the future could materially adversely affect our ability to fund our business.

Legislative and regulatory policies and related actions have had and could in the future have a material adverse effect on our student loan portfolios and our student loan origination volume.

Legislative and regulatory actions have had and could continue to have a significant impact on our student loan refinancing business. On March 27, 2020, the CARES Act was signed into law. In compliance with the CARES Act, payments and interest accrual on all loans owned by the U.S. Department of Education were initially suspended through September 30, 2020, a pause on student loan repayments that was subsequently extended through August 30, 2023 by a series of executive actions. Interest on federal student loans began accruing on September 1, 2023 and borrowers' first loan payments were due in October 2023. Although federal student loans are back in repayment, the increased focus in recent years by policymakers on outstanding federal student loans, including, among other things, on the total volume of outstanding loans and on the number of loans outstanding per borrower, has led to discussion of additional potential legislative and regulatory actions and other possible steps to, among other things:

- permit private education loans such as our refinanced student loan and in-school student loan products to be discharged in bankruptcy without the need to show undue hardship;

- amend the federal postsecondary education loan programs, including to reduce interest rates on certain loans, to revise repayment plans, to make income-driven repayment plans more attractive to borrowers, to implement broader loan forgiveness plans, to provide for refinancing of private education loans into federal student loans at low interest rates, to reduce or eliminate the Grad PLUS program (which authorizes loans that comprise a substantial portion of our student loan refinancing business) and to provide for refinancing of existing federally held student loans into new federal student loans at low interest rates;

- require private education lenders to reform loan agreements to provide for income-driven repayment plans and other payment plans; and

- make sweeping changes to the entire cost structure and financial aid system for higher education in the U.S., including proposals to provide free postsecondary education.

In addition, there is pressure on policymakers to reduce or cancel student loans or accrued interest at a significant scale, which would further reduce demand for our student loan refinancing product and have a negative impact on our loan origination volume and revenue. For example, despite legal challenges at the Supreme Court to some of the Biden Administration's prior student loan forgiveness measures, the Biden Administration subsequently continued to pursue options for providing relief to student borrowers. However, in December 2024, the U.S. Department of Education withdrew proposed rules seeking to provide student loan debt forgiveness for borrowers experiencing financial hardship and terminated three Program Integrity and Institutional Quality issues, which would have would have allowed the U.S. Secretary of Education to cancel student loans for several groups of borrowers, including those who had been in repayment for decades and others experiencing financial hardship, and could have reduced or eliminated the education debts of millions of Americans. In addition, the change of administration in January 2025 has brought uncertainty to the future of student debt relief programs and the U.S. Department of Education.

The future impact to our student loan refinancing product will also largely depend on expectations regarding the introduction or implementation of these or any additional relief measures, the interest rate environment, how competitive our student loan refinancing products are compared to our competitors and macroeconomic factors. If in the future, student loans were forgiven or canceled in any meaningful scale, or if federal loan borrowers were permitted to refinance at lower interest rates, our student loan refinancing business within our Lending segment, which is our largest segment, would be materially and adversely affected and our profitability, results of operations, financial condition, cash flows or future business prospects could be materially and adversely affected as a result. In addition, proposals to make student loans dischargeable in bankruptcy or similar proposals could make whole loan purchasers less likely to purchase our student loans, securitization investors less likely to purchase securities backed by our student loans or warehouse lenders less likely to lend against our student loans at attractive advance rates. As a result of any material adverse effect to our Lending segment, our overall profitability, results of operations, financial condition, cash flows or future business prospects may be adversely affected.

Although we continue to evaluate the ultimate impact of local, state and federal legislation, regulation and politics, guidance and actions, future legislative, regulatory and executive actions, and the ongoing impact of our own forbearance measures on our financial results, business operations and strategies, there is no guarantee that our estimates will be accurate or that any actions we take based on such estimates will be successful. Furthermore, we believe that the cost of responding to, and complying with, evolving laws and regulations, as well as any guidance from enforcement actions, will continue to increase, as

will the risk of penalties and fines from any enforcement actions that may be imposed on our businesses. Our profitability, results of operations, financial condition, cash flows or future business prospects could be materially and adversely affected as a result.

If we fail to comply with federal and state consumer protection laws, rules, regulations and guidance, our business could be adversely affected.

The CFPB, an agency which oversees compliance with and enforces federal consumer financial protection laws, has supervisory authority over the offer, sale or provision of our consumer financial products and services. Prior to January 1, 2024, the OCC examined SoFi Bank for compliance with CFPB rules and enforced CFPB rules with respect to SoFi Bank. In addition, to the extent certain of our lending or loan servicing activity was conducted outside of SoFi Bank, the CFPB had the authority to pursue enforcement actions against us as a company offering those certain consumer financial products or services. Beginning January 1, 2024, SoFi Bank and its affiliates became subject to supervision and regulation by the CFPB with respect to federal consumer protection laws, including laws relating to fair lending and the prohibition of UDAAP in connection with the offer, sale or provision of consumer financial products and services. As part of its regulatory oversight, the CFPB may seek a range of remedies, including rescission of contracts, refund of money, return of real property, restitution, disgorgement of profits or other compensation for unjust enrichment, damages, public notification of the violation and "conduct" restrictions (i.e., future limits on the target's activities or functions). Under the Biden administration, the CFPB pursued a more aggressive enforcement policy with respect to a range of regulatory compliance matters. For example, on January 6, 2022, the CFPB announced a new initiative to scrutinize so-called consumer "junk fees." Since then, the CFPB issued guidance to banks on how to avoid charging unlawful overdraft and depositor fees, confirmed their policy against "pay to pay" fees or charging any fees not expressly authorized and properly disclosed in a consumer agreement, issued a final rule limiting credit card penalty fees, which was stayed pending ongoing litigation, and launched an inquiry into junk fees in mortgage closing costs. The CFPB has also identified additional unfair, deceptive, and abusive acts or practices that could violate the CFPA, including certain billing and collection practices after bankruptcy discharges of certain student loan debt, taking unreasonable advantage of a consumer's reasonable reliance on an operator or lead generator to act in the consumer's interests, and including unclear or unenforceable terms and conditions in consumer contracts or fine print. The CFPB has also focused on student borrower harms from servicing failures, program disruptions, college banking and credit card agreements, and a variety of illegal practices and has been active in litigation against student loan servicers and others, including Climb Credit and its largest shareholder 1/0, Ejudicate, Navient, Prehired, the National Collegiate Student Loan Trusts and Pennsylvania Higher Education Assistance Agency, Western Benefits Group, Student Loan Pro and its owner, Judith Noh, and Performant Recovery, Inc. for CFPA and other violations. Increased enforcement or rules from the CFPB could increase our legal and financial compliance costs, require us to evaluate or amend certain activities or products in light of evolving compliance standards, make some activities more difficult, time-consuming and costly, and increase demand on our systems and resources. In addition, the change of administration in January 2025 has brought uncertainty as to the future of the CFPB and the aggressiveness of its enforcement policies.

We hold lending licenses or similar authorizations in multiple states, each of which has the authority to supervise and examine our activities. As a licensed consumer lender, mortgage lender, loan broker, collection agency, Money Services Business ("MSB") and loan servicer in certain states, we are subject to examinations by state agencies in those states. Similarly, we are subject to licensure requirements and regulations as an education loan servicer in multiple states. An administrative proceeding, litigation, investigation or regulatory proceeding relating to allegations or findings of the violation of such laws by us, any sub-servicer we engage, or our collection agents, could impair our ability to service and collect on our loans or could result in requirements that we pay damages, fines or penalties and/or cancel the balance or other amounts owing under one or more of our loans. There is no assurance that allegations of violations of the provisions of applicable federal or state consumer protection laws will not be asserted against us, any sub-servicers or collection agents we engage or other prior owners of our loans in the future. To the extent it is determined that any of our loans were not originated in accordance with all applicable laws, we may be obligated to repurchase such loan from a whole loan buyer, securitization trust or warehouse facility.

We must comply with federal, state and local consumer protection laws including, among others, the federal and state UDAAP laws, the Federal Trade Commission Act, the Truth in Lending Act, the CRA, the Real Estate Settlement Procedures Act, the ECOA, the FHA, the HMDA, the Secure and Fair Enforcement for Mortgage Licensing Act, FCRA, the Fair Debt Collection Practices Act, the Servicemembers Civil Relief Act, the Military Lending Act, the Electronic Fund Transfer Act, the GLBA, the CARES Act and the Dodd-Frank Act. We must also comply with laws on advertising, as well as privacy laws, including the TCPA, the Telemarketing Sales Rule, the CAN-SPAM Act, the Personal Information Protection and Electronic Documents Act, applicable laws and regulations of Hong Kong including the Personal Data (Privacy) Ordinance and the Personal Data (Privacy) (Amendment) Ordinance 2012 and the CCPA and other state privacy laws. Privacy and data security concerns, data collection and transfer restrictions, contractual obligations and U.S. laws and regulations related to data privacy, security and protection could materially and adversely affect our business, financial condition and results of operations. Compliance with applicable laws is costly, and our failure to comply with applicable federal, state and local laws could lead to:

- loss of our licenses and approvals to engage in our lending and servicing businesses;

- damage to our reputation in the industry;

- governmental investigations and enforcement actions;

- administrative fines and penalties and litigation;

- civil and criminal liability, including class action lawsuits;

- inability to enforce loan agreements;

- diminished ability to sell loans that we originate or purchase, requirements to sell such loans at a discount compared to other loans or repurchase or address indemnification claims from purchasers of such loans;

- loss or restriction of warehouse facilities to fund loans;

- inability to raise capital; and

- inability to execute on our business strategy, including our growth plans.

The CRA, to which SoFi Bank is subject, presents a useful example of how a failure to comply with applicable laws could hamper our growth. On January 1, 2023, SoFi Bank began operating under a five-year CRA strategic plan which includes measurable goals relating to: (i) CD Lending and CD Investments, (ii) CD Contributions, (iii) CD Services, (iv) Small Business Lending, and (v) Retail Services and Products. On October 23, 2023, the Federal Reserve, OCC and FDIC approved changes to their CRA regulations, maintaining the existing CRA ratings (Outstanding, Satisfactory, Needs to Improve, and Substantial Noncompliance) but modifying the evaluation framework to replace the existing tests generally applicable to banks with at least $2 billion in assets (the lending, investment, and services tests) with four new tests and associated performance metrics. The new CRA regulations, which become effective on January 1, 2026, increase the geographic areas in which banks will be evaluated for CRA performance and may be particularly burdensome on banks focused on mobile and digital banking such as SoFi Bank. The implementation of the new CRA regulations is currently paused pending the resolution of legal challenges to the new regulations. The OCC's assessment of our compliance with the CRA is taken into account when evaluating any application we submit for, among other things, a merger or the acquisition of another financial institution. Our failure to satisfy our CRA obligations could, at a minimum, result in the denial of such applications and limit our growth.

In the first quarter of 2019, we were subject to a consent order from the FTC (the "FTC Consent Order"), which resolved allegations that we misrepresented how much money student loan borrowers have saved or would save from financing their loans with us, in violation of the Federal Trade Commission Act. Under the FTC Consent Order, we are prohibited from misrepresenting to consumers how much money they would save by using our products, unless the claims are backed up by reliable evidence.

While we have developed and monitor policies and procedures designed to assist in compliance with laws and regulations, no assurance can be given that our compliance policies and procedures will be effective and that we will not be subject to fines and penalties, including with respect to any alleged noncompliance with the FTC Consent Order. Ambiguities in applicable statutes and regulations may leave uncertainty with respect to permitted or restricted conduct and may make compliance with laws, and risk assessment decisions with respect to compliance with laws, difficult and uncertain. In addition, ambiguities make it difficult, in certain circumstances, to determine if, and how compliance violations may be cured. We have in the past and may in the future fail to comply with applicable statutes and regulations even if acting in good faith, or because governmental bodies or courts interpret existing laws or regulations in a more restrictive manner, which have in the past and may in the future lead to regulatory investigations, governmental enforcement actions or private causes of action with respect to our compliance. To resolve issues raised in examinations or other governmental actions, we may be required to take various corrective actions, including changing certain business practices, making refunds or taking other actions that could be financially or competitively detrimental to us. In some cases, regardless of fault, it may be less time-consuming or costly to settle these matters, which may require us to implement certain changes to our business practices, provide remediation to certain individuals or make a settlement payment to a given party or regulatory body. There is no assurance that any future settlements will not have a material adverse effect on our business.

We hold state licenses that result in substantial compliance costs, and our business would be adversely affected if our licenses are impaired as a result of noncompliance with those requirements.

We currently hold state licenses in connection with our lending activities, student loan servicing activities, securities business, and prior MSB activities. Although we have transitioned our lending products to SoFi Bank, for as long as SoFi Lending Corp. originates, brokers, purchases or master services or services loans, we must comply with certain state licensing requirements and varying compliance requirements. In addition, although we have transferred our digital assets business and relinquished our state money transmitter licenses, we still hold our MSB license. Changes in licensing laws may result in

increased disclosure requirements, increased fees, or may impose other conditions to licensing that we or our personnel are unable to meet. In most states in which we operate, a regulatory agency or agencies regulate and enforce laws relating to loan servicers, brokers, and originators, collection agencies, and MSBs. We are subject to periodic examinations by state and other regulators in the jurisdictions in which we conduct business, which can result in increases in our administrative costs and refunds to borrowers of certain fees earned by us, and we may be required to pay substantial penalties imposed by those regulators due to compliance errors, or we may lose our license or our ability to do business in the jurisdiction otherwise may be impaired. Fines and penalties incurred in one jurisdiction may cause investigations or other actions by regulators in other jurisdictions.

We may not be able to obtain or maintain all currently required licenses and permits. If we change or expand our business activities, we may be required to obtain additional licenses before we can engage in those activities. If we apply for a new license, a regulator may determine that we were required to do so at an earlier point in time, and as a result, may impose penalties or refuse to issue the license, which could require us to modify or limit our activities in the relevant state. For example, we have been fined in the past by state regulators for engaging in financial services related activities prior to obtaining a license. Based on changes to our businesses, we may also forfeit certain of our licenses that are no longer required. Regulators may impose conditions, requirements or penalties in connection with the forfeiture of any of our licenses.

States may also expand or otherwise modify their current regulations and if such states so act, we may not be able to comply with such updated regulations or maintain all requisite licenses and permits in such states or our costs of compliance with and maintenance of such licenses or permits may materially increase. For example, California, Colorado and Maine have implemented additional regulations related to student loan servicers which impose additional registration, reporting and disclosure requirements and which, if applicable to us, may increase our costs of originating and servicing loans in those states.

In addition, the states that currently do not provide extensive regulation of our business may later choose to do so, and if such states so act, we may not be able to obtain or maintain all requisite licenses and permits, which could require us to modify or limit our activities in the relevant state or states. The failure to satisfy those and other regulatory requirements could result in a default under our warehouse facilities, other financial arrangements and/or servicing agreements and thereby have a material adverse effect on our business, financial condition and results of operations.

Our compliance and risk management policies and procedures as a bank, bank holding company and otherwise regulated financial services company may not be fully effective in identifying or mitigating compliance and risk exposure in all market environments or against all types of risk.

As a bank, a bank holding company and a financial services company operating in the banking and securities industry, among others, our business exposes us to a number of heightened risks. We have devoted significant resources to developing our compliance and risk management policies and procedures and will continue to do so, but there can be no assurance these are sufficient, especially as our business is rapidly growing and evolving. Nonetheless, our limited operating history in many of the products we offer, our evolving business and our rapid growth make it difficult to predict all of the risks and challenges we may encounter and may increase the risk that our policies and procedures that serve to identify, monitor and manage compliance risks may not be fully effective in mitigating our exposure in all market environments or against all types of risk. Further, some controls are manual and are subject to inherent limitations and errors in oversight. This could cause our compliance and other risk management strategies to be ineffective. Other compliance and risk management methods depend upon the evaluation of information regarding markets, customers, catastrophic occurrences or other matters that are publicly available or otherwise accessible to us, which may not always be accurate, complete, up-to-date or properly evaluated. Insurance and other traditional risk-shifting tools may be held by or available to us in order to manage certain exposures, but they are subject to terms such as deductibles, coinsurance, limits and policy exclusions, as well as risk of counterparty denial of coverage, default or insolvency. Any failure to maintain effective compliance and other risk management strategies could have an adverse effect on our business, financial condition and results of operations.

We are also exposed to heightened regulatory risk because our business is subject to extensive regulation and oversight in a variety of areas, and such regulations are subject to evolving interpretations and application and it can be difficult to predict how they may be applied to our business, particularly as we introduce new products and services and expand into new jurisdictions. Additionally, the regulatory landscape involving digital assets is constantly evolving. Although we have exited our digital assets business, the Company, including SoFi Digital Assets, LLC, may still be subject to regulatory scrutiny related to our prior business practices.

Also, due to market volatility, it is difficult to predict how much capital we will need in the future to meet net capital requirements. Any perceived or actual breach of laws and regulations could negatively impact our business, financial condition or results of operations. It is possible that these laws and regulations could be interpreted or applied in a manner that would prohibit, alter or impair our existing or planned products and services.

Regulatory scrutiny of banking as a service, or BaaS, solutions has increased and may require us to devote significant resources to enhancing our Technology Platform policies, procedures, operations, controls and products, and the failure to satisfy such increased scrutiny may cause regulators to take action against us or our BaaS partners, or result in a loss of one or more of our BaaS partners.

Our Technology Platform facilitates the provision of BaaS products and services to third parties through various card, deposit, payment, transfer, credit and lending solutions that allow financial technology companies or other third parties to, among other things, connect to sponsor banks' systems directly via application programming interfaces and cloud infrastructure so they can build banking offerings on top of the sponsor banks' regulated infrastructure. In addition, our Technology Platform offers an end-to-end core banking platform solution with integrated payment processing. Furthermore, in connection with our Technology Platform's BaaS solutions, we sometimes offer certain program management, data, analytics, compliance and risk management functions. The third parties that use these BaaS solutions include a variety of financial entities, including banks, fintech companies and other financial intermediaries. SoFi Bank is one of the sponsor banks that utilizes our BaaS products and services and may continue to do so in the future.

Federal bank regulators have increasingly focused on the risks related to BaaS solutions, including risk management, oversight, internal controls, information security, change management and information technology operational resilience, as well as potential systemic risk posed by BaaS solutions to the larger banking industry. Recently, regulators have even brought enforcement actions against financial entities that have allegedly not adequately addressed these concerns while growing their BaaS offerings. Regulators have specifically required these financial entities to enhance oversight of third-party fintech partnerships, improve control frameworks related to anti-money laundering and Bank Secrecy Act compliance, and adopt, implement and adhere to revised and expanded risk-based policies, procedures and processes. If we or any of the fintech clients or sponsor bank partners supported by our Technology Platform were to face regulatory actions that limit the growth of our or their fintech business, or if we were forced to stop growing our Technology Platform, or if any of our fintech clients or sponsor banks were to limit or cease their participation in BaaS solutions, this could have a negative impact on our revenue and results of operation for the Technology Platform segment.

Furthermore, regulatory scrutiny of BaaS solutions extends directly to middleware providers, such as our Technology Platform, which, in certain circumstances, bear accountability for their partners' compliance and risk management, including with respect to penalties, fines, and other measures that bank regulatory agencies take in the event of non-compliant activity or risks that are not well controlled. This is particularly true when the BaaS solution includes program management, and compliance and risk management controls, including managing anti-money laundering and fraud risks. In addition, as our fintech and sponsor bank partners face increased regulatory scrutiny, their scrutiny of our services will likely increase and our inability to satisfactorily respond to partner demands could result in those partners moving to different solutions. Assessing and managing risk for our Technology Platform clients in the face of regulatory and client scrutiny has in the past and will continue to require us to devote significant resources to enhancing relevant policies, procedures, operations and products. Finally, as a subsidiary of a bank holding company, any failure of our Technology Platform's BaaS solutions to withstand regulatory scrutiny could reflect badly on our relationship with our regulators and on our overall reputation.

While we believe we are a leader in managing, monitoring and overseeing BaaS relationships with third parties and corresponding technologies, if we are not successful in continuing to enhance our controls for assessing and managing the third-party, anti-money laundering, fraud and information technology risks stemming from certain of our fintech and sponsor bank partnerships, we could be subject to additional regulatory scrutiny with respect to that portion of our business which could subject us to regulatory fines or other penalties, or business or reputational harm, and could adversely affect our financial condition and results of operations.

We may become subject to enforcement actions or litigation as a result of our failure to comply with laws and regulations, even though noncompliance was inadvertent or unintentional.

We maintain systems and procedures designed to ensure that we comply with applicable laws and regulations; however, some legal/regulatory frameworks provide for the imposition of fines or penalties for noncompliance even though the noncompliance was inadvertent or unintentional and even though there were systems and procedures designed to ensure compliance in place at the time.

For example, we engage in outbound telephone and text communications with consumers, and accordingly must comply with a number of federal and state statutes and regulations that regulate certain such communications, including the TCPA and Telemarketing Sales Rules. The U.S. Federal Communications Commission (the "FCC"), and the FTC have responsibility for regulating various aspects of some of these federal laws. Among other requirements, the TCPA requires us to obtain prior express written consent for certain telemarketing calls and to adhere to "do-not-call" registry requirements which, in part, mandate we maintain and regularly update lists of consumers who have chosen not to be called and restrict certain calls

to consumers who are on the national do-not-call list. Further, in late 2023 and early 2024, the FCC introduced various new TCPA requirements relating to, among other things, lead generation, prior express written consent to marketing calls made with certain telephony technology and processing opt-outs and do not call requests. These new requirements went into effect in January 2025. In addition to federal laws, many states also have mini-TCPA and other similar consumer protection laws regulating certain telemarketing directed to their residents. Collectively, these federal and state laws limit our ability to communicate with consumers through calls and text messages and reduce the effectiveness of our marketing programs. As currently construed, the TCPA and several state mini-TCPA laws do not distinguish between voice and data, and, as such, SMS/MMS messages are also "calls" for the purpose of these laws.

For violations of the TCPA, the law provides for a private right of action under which a plaintiff may recover monetary statutory damages of $500 for each call or text made in violation of the statute. A court may treble the $500 amount upon a finding of a willful or knowing violation. There is no statutory cap on maximum aggregate exposure for TCPA violations (although some courts have applied in TCPA class actions constitutional limits on excessive penalties). Like the TCPA, several mini-TCPA and other similar state laws also provide for a private right of action under which a plaintiff may recover statutory damages of $500 or more for each violative call or text and enhanced statutory if the violation is knowing or willful. An action may be brought by the FCC, a state attorney general, an individual, or a class of individuals. Like other companies that rely on telephone and text communications, we may be subject to putative class action suits alleging violations of the TCPA, and state mini-TCPA and other similar state laws. If in the future we are found to have violated any federal or state law regulating telemarketing, the amount of damages and potential liability could be extensive and adversely impact our business.

In addition, we use credit reports in our credit decisioning processes and, accordingly, must comply with FCRA which requires a permissible purpose to obtain a consumer credit report and requires persons that furnish loan payment information to credit bureaus to report such information accurately. We are also required to perform a reasonable investigation in the event we receive indirect disputes from the credit bureaus about the accuracy of our credit reporting for a particular consumer and to update any inaccurate information we discover. Although we have policies and procedures in place to comply with FCRA, we are subject to lawsuits alleging that we failed under FCRA to adequately investigate indirect disputes over credit reporting which we receive from one or more credit bureaus. We have experienced an increase in such FCRA claims since our business has grown and even if we are ultimately successful in defending against such suits, they could involve substantial time and expense to analyze and respond to, could divert management's attention and other resources from running our business, and could lead to settlements, judgments, fines, penalties or injunctive relief.

Changes in applicable laws and regulations, as well as changes in government enforcement policies and priorities, may negatively impact the management of our business, results of operations, ability to offer certain products or the terms and conditions upon which they are offered, and ability to compete.

Financial services regulation is constantly changing, and new laws or regulations, or new interpretations of existing laws or regulations, could have a materially adverse impact on our ability to operate as currently intended, and cause us to incur significant expense in order to ensure compliance. Federal and state financial services regulators are also enforcing existing laws, regulations, and rules aggressively and enhancing their supervisory expectations regarding the management of legal and regulatory compliance risks. These regulatory changes and uncertainties make our business planning more difficult and could result in changes to our business model and potentially adversely impact our results of operations. Furthermore, to the extent applicable, these laws can impose specific statutory liabilities upon creditors who fail to comply with their provisions and may affect the enforceability of a loan.

Proposals to change the statutes affecting financial services companies are frequently introduced in Congress and state legislatures that, if enacted, may affect their operating environment in substantial and unpredictable ways. In addition, numerous federal and state regulators and SROs have the authority to promulgate or change regulations that could have a similar effect on our operating environment. We cannot determine with any degree of certainty whether any such legislative or regulatory proposals will be enacted and, if enacted, the ultimate impact that any such potential legislation or implementing regulations, or any such potential regulatory actions by federal or state regulators, would have upon our business.

New laws, regulations, policy or changes in enforcement of existing laws or regulations applicable to our business, or reexamination of current practices, could adversely impact our profitability, limit our ability to continue existing or pursue new business activities, require us to change certain of our business practices, affect retention of key personnel, or expose us to additional costs (including increased compliance costs and/or customer remediation). These changes have in the past and may in the future require us to invest significant resources, and devote significant management attention, to make any necessary changes and could adversely affect our business. For example, the SEC proposed Regulation Best Execution, along with other proposals related to equity market structure, in December 2022. If adopted as proposed, Regulation Best Execution and other proposals would substantially alter existing order routing, execution incentives and business practices. In March 2023, the SEC

proposed multiple rules related to privacy and cybersecurity. The SEC's proposed Rule 10 relating to cybersecurity for market entities (including broker-dealers) would impose additional requirements related to incident reporting, the establishment and periodic review of policies and procedures designed to address cybersecurity risks, and disclosure about cybersecurity risks and significant incidents. On October 13, 2023, the SEC adopted rules relating to providing additional disclosures in the securities lending market. These rules require any covered person that loans a reportable security on behalf of itself or another person to report certain material terms of those loans and related information to FINRA by the end of the day on which the loan is effected. FINRA in turn will make certain information it receives publicly available by the next business day. These regulations could make securities lending more costly, leading to less overall lending activity and a decrease in revenue. On February 22, 2024, the SEC adopted amendments to Rule 605 under Exchange Act that requires disclosures for order executions in national market system ("NMS") stocks. The amendments modify the type of information required to be disclosed under Rule 605 and expand the scope of reporting entities subject to Rule 605 to include broker-dealers who introduce or carry 100,000 or more customer accounts. Complying with Rule 605 is a new requirement for us. In addition, the Rule itself has been modified to include new definitions, new and modified categories of order types, and new statistical measures of execution quality and other metrics. In May 2024, the SEC adopted amendments to Regulation S-P ("Reg S-P"). The finalized amendments to Reg S-P are designed to address the expanded use of technology and corresponding risks that have emerged since Reg S-P's original adoption and modernize and improve the protection of consumer financial information by certain financial institutions, also known as "covered institutions" (including broker-dealers and investment advisers). As adopted, amended Reg S-P (i) requires covered institutions to develop, implement, and maintain written policies and procedures for an incident response program that is reasonably designed to detect, respond to, and recover from unauthorized access to or use of customer information; (ii) requires that the response program include procedures for covered institutions to provide timely notification to affected individuals whose sensitive customer information was, or is reasonably likely to have been, accessed or used without authorization; and (iii) broadens the scope of information covered by Regulation S-P's requirements. On September 18, 2024, the SEC adopted rules that would (i) amend Rule 612 of Regulation NMS to establish a new minimum pricing increment, also known as a tick size, of $0.005 for the quoting of certain NMS stocks; (ii) reduce the access fee caps applicable to stock exchanges under Rule 610 of Regulation NMS (from $0.003 per share (i.e., 30 mils) to $0.001 per share (i.e., 10 mils) and require national securities exchanges to make the amounts of all fees and rebates determinable at the time of execution; and (iii) accelerate the implementation of the round lot and odd-lot information definitions adopted in 2020 under the Market Data Infrastructure Rules ("MDI Rules") and add information about the best odd-lot order to the definition of odd-lot information. On December 20, 2024, the SEC adopted changes to SEC Rule 15c3-3 and 15c3-1 that modify how broker-dealers protect customer assets and calculate their minimum required "net capital." These changes, particularly the amendments to Rule 612 and 610 of Regulation NMS, will likely affect the economics for orders executed on national stock exchanges and as a result may impact order routing and order execution decisions by market participants, including third parties on which we rely, like clearing brokers. See "*Business, Financial and Operational Risks — We rely on third parties to perform certain key functions, and their failure to perform those functions could adversely affect our business, financial condition and results of operations*". Compliance with this rule may impose additional cost on our business. In addition, SoFi Securities' ability to generate revenue may be impacted as a result of the changes in stock exchange fee caps and the resulting potential changes in order routing and execution decisions. The ultimate effect of these potential changes is uncertain and may impact how SoFi Securities manages and evaluates its compliance with other obligations, such as its obligation to achieve best execution for customer orders.

See also "*Lawmakers, regulators and other public officials have signaled an increased focus on new or additional laws or regulations that could impact our broker-dealer business and require us to make significant changes to our business model and practices and could result in significant costs to our business or loss of current revenue streams*". Compliance with each of these rules, when applicable and if required, would impose additional costs on our business. To the extent such proposals affect the equity market structure more broadly, our ability to generate revenue may be impaired. There is also the risk that, despite our best efforts, the SEC or FINRA does not view our compliance measures as sufficient. This risk is substantially elevated where regulators adopt a substantial number of new rules in a short time frame. In addition, non-compliance with any adopted requirements would likely result in enforcement action by the SEC or FINRA.

Extensive regulation and supervision have a negative impact on our ability to compete in a cost-effective manner and may subject us to material compliance costs and penalties.

The Company, primarily through its subsidiary SoFi Bank and certain non-bank subsidiaries, is subject to extensive federal and state regulation and supervision. Banking regulations are primarily intended to protect depositors' funds, federal deposit insurance funds and the banking system as a whole. Many laws and regulations affect our lending practices, capital structure, investment practices, dividend policy and growth, among other things. They encourage us to ensure a satisfactory level of lending in defined areas and establish and maintain comprehensive programs relating to anti-money laundering and customer identification. Congress, state legislatures, and federal and state regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect us in substantial and unpredictable ways. Such

changes could subject us to additional costs, limit the types of financial services and products it may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputation damage, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to the risk that regulatory or enforcement agencies and/or consumer advocacy groups may assert that our business practices may violate certain rules, laws and regulations, including anti-discrimination statutes.

Anti-discrimination statutes, such as the FHA and the ECOA and state law equivalents, prohibit creditors from discriminating against loan applicants and borrowers based on certain characteristics, such as race, religion and national origin. Various federal regulatory and enforcement departments and agencies, including the Department of Justice and CFPB, take the position that these laws apply not only to intentional discrimination, but also to facially neutral practices that have a disparate impact on a group that shares a characteristic that a creditor may not consider in making credit decisions. State and federal regulators, as well as consumer advocacy groups and plaintiffs' attorneys, are focusing greater attention on "disparate impact" claims. Similarly, these regulatory agencies and litigants could take the position that the geographical footprint within which we conduct lending activity or the manner in which we advertise loans, disproportionately excludes potential borrowers belonging to a protected class, and constitutes unlawful "redlining". Although we utilize an automated underwriting process to originate loans, we frequently adjust pricing strategies which increases our risk of inadvertently violating the FHA and the ECOA. These regulatory agencies could also take the position that the underwriting or credit models or algorithms we use produce disparate outcomes or do not produce sufficient information about a credit decision to satisfy applicant notification requirements under ECOA. In addition to reputational harm, violations of the FHA and the ECOA can result in actual damages, punitive damages, injunctive or equitable relief, attorneys' fees and civil money penalties.

Our investment adviser and broker-dealer subsidiaries are subject to regulation by the SEC and FINRA.

We offer investment management services through SoFi Wealth which sponsors private investment funds that invest in asset-backed securitizations. SoFi Wealth (the "Investment Adviser") is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), which does not imply any level of skill or training, and is subject to regulation by the SEC. SoFi Securities is an affiliated SEC-registered broker-dealer and FINRA member. We offer cash management accounts, which are brokerage products, through SoFi Securities.

The Investment Adviser operates in a highly regulated environment and is subject to, among other things, the anti-fraud provisions of the Advisers Act and to fiduciary duties derived from these provisions that apply to its relationships with our members who are its advisory clients, as well as the funds managed by the Investment Adviser. These provisions and duties also impose certain restrictions and obligations on us with respect to our dealings with our members, fund investors and our investments, including for example restrictions on transactions with our affiliates. Our Investment Adviser is also subject to other requirements under the Advisers Act and related regulations. These additional requirements relate to matters including, among others, maintaining an effective and comprehensive compliance programs and record-keeping and reporting and disclosure requirements. In recent years, the SEC proposed and, in some cases, adopted amendments to the Advisers Act rules, which present a number of additional significant and burdensome compliance challenges for registered investment advisers. In addition, our Investment Adviser has been in the past, and will be in the future, subject to SEC examination. Moreover, the Advisers Act generally grants the SEC broad administrative powers, including the power to limit or restrict an investment adviser from conducting advisory activities in the event it fails to comply with federal securities laws. The Investment Adviser is also subject to applicable state securities laws. Additional sanctions that may be imposed for failure to comply with applicable requirements include prohibitions of individuals from associating with an investment adviser, the revocation of registration and other censures and fines. Even if an investigation or proceeding did not result in a sanction or the sanction imposed against us or our personnel by a regulator was small in monetary amount, the adverse publicity relating to the investigation, proceeding or imposition of these sanctions could harm our reputation and cause us to lose existing members or fail to gain new members. See Part I, Item 3. "*Legal Proceedings*".

Our subsidiary, SoFi Securities, is an affiliated SEC-registered broker-dealer and FINRA member. The securities industry is highly regulated, including under federal, state and other applicable laws, rules and regulations, and we may be adversely affected by regulatory changes related to suitability of financial products, supervision, sales practices, advertising, application of fiduciary standards, best execution and market structure, any of which could limit our business and damage our reputation. FINRA has adopted extensive regulatory requirements relating to sales practices, advertising, registration of personnel, compliance and supervision, and compensation and disclosure, to which SoFi Securities and its personnel are subject. FINRA and the SEC also have the authority to conduct examinations of SoFi Securities and may also conduct administrative proceedings. Additionally, material expansions of the business in which SoFi Securities engages are subject to approval by FINRA. This could delay, or even prevent, the firm's ability to expand its securities and brokerage offerings in the

future. Furthermore, SoFi Securities is subject to increased governance in its role as an affiliate of a national bank under guidance from the OCC regarding RNDIPs. OCC guidance, which was further updated in June 2024, requires that banks implement effective oversight and monitoring of relevant RNDIP arrangements to ensure that, among other things, sales transactions and recommendations to retail investors comply with SEC regulations. Such oversight and monitoring may increase costs for SoFi Securities and SoFi Bank and could have a material adverse effect on our business, financial condition and results of operations, and any failure by SoFi Bank to effectively oversee and monitor such arrangements could result in harm to members and financial and reputational harm to us.

From time to time, SoFi Securities and the Investment Adviser may be threatened with or named as a defendant in lawsuits, arbitrations and administrative claims. As previously noted, these entities are also subject to regulatory examinations and inspections by regulators (including the SEC and FINRA, as applicable). Compliance and trading problems or other deficiencies or weaknesses that are reported to regulators, such as the SEC and FINRA, by dissatisfied members or others, or that are identified by regulators themselves are investigated by such regulators, and may, if pursued, result in formal claims being filed against SoFi Securities and the Investment Adviser by members or disciplinary action being taken by regulators against us or our personnel. Our failure to comply with applicable laws or regulations or our own policies and procedures could result in fines, litigation, suspensions of personnel or other sanctions, which could have a material effect on our overall financial results. For example, in December 2023, FINRA found that SoFi Securities failed to establish, maintain, and enforce a supervisory system reasonably designed to supervise its fully paid securities lending offerings. Even if a sanction imposed against us or our personnel is small in monetary amount, the adverse publicity arising from the imposition of sanctions against us by regulators could harm our reputation and our brand and lead to material legal, regulatory and financial exposure (including fines and other penalties), cause us to lose existing members or fail to gain new members. In addition, in the normal course of business, SoFi Securities and the Investment Adviser discuss matters raised by its regulators during regulatory examinations or otherwise upon their inquiry. These matters could also result in censures, fines, penalties or other sanctions.

In addition to the broker-dealer proposals described above under "*Changes in applicable laws and regulations, as well as changes in government enforcement policies and priorities, may negatively impact the management of our business, results of operations, ability to offer certain products or the terms and conditions upon which they are offered, and ability to compete*", a substantial number of proposed rules for investment advisers were introduced in 2023 and 2024 and may be adopted or re-proposed this year. These proposals cover material regulatory topics, including: (i) environmental, social, and governance issues for investment advisers and funds; (ii) outsourcing by investment advisers; (iii) safeguarding and custody of client assets; and (iv) expansion of the scope of activities and relationships that make a person an investment advice fiduciary under Section 3(21) of the Employee Retirement Income Security Act of 1974 and Section 4975 of the Internal Revenue Code. If enacted, compliance with each of these proposed rules would impose additional costs on our business. There is also the risk that, despite our best efforts, the SEC does not view our compliance measures as sufficient. This risk is substantially elevated where regulators adopt a substantial number of new rules in a short time frame.

We transferred our digital assets-related trading services to comply with regulations governing bank holding companies; this transfer could adversely impact our member relationships and our reputation.

Until early 2024, we offered virtual currency and digital asset-related trading services through SoFi Digital Assets, LLC, a subsidiary licensed and registered with various governmental authorities as a MSB, money transmitter, virtual currency business or the equivalent. In connection with our approval as a bank holding company in February 2022, the Federal Reserve determined that SoFi Digital Assets, LLC was engaged in certain digital asset-related activities that the Federal Reserve has not found to be permissible for a bank holding company under the Bank Holding Company Act and Regulation Y. Section 4(a)(2) of the Bank Holding Company Act permitted us to continue our digital assets related offering for a two-year conformance period from the date we became a bank holding company. In compliance with the requirement that we conform our activities to those permissible for a bank holding company, by the end of January 2024, we ceased offering digital-asset related trading services in all states. We provided a majority of our members with the option to either close their digital asset account or migrate their digital assets accounts to Blockchain.com. All transaction fees from any sales from digital assets accounts were reimbursed. As part of our transfer of our digital asset-related activities we entered into a referral arrangement with Blockchain.com, and we have and may continue to enter into additional referral arrangements with other companies that can provide digital-asset related trading services to our members. Although we do not expect the transfer of our digital asset-related activities or entry into the referral arrangements to have a material adverse impact on our business, results of operation or financial results, we cannot guarantee that our members will not experience a negative impact with respect to their digital asset positions. Furthermore, there is no guarantee we will not face member dissatisfaction or litigation, or harm to our reputation, or adverse regulatory consequences, from such transfer of digital assets-related trading services.

Furthermore, if our prior digital asset-related trading services are the subject of regulatory scrutiny or enforcement actions, it could have a material adverse effect on our business, results of operations and reputation. There has been a significant

amount of guidance, reports, and public statements issued by federal and state financial regulators regarding the legal permissibility of, and supervisory considerations relating to, financial institutions engaging in digital assets-related activities. Many U.S. regulators, including the SEC, FinCEN, the CFTC, the IRS, and state regulators including the New York State Department of Financial Services, have made official pronouncements, pursued cases against businesses in the digital assets space or issued guidance or rules regarding the treatment of Bitcoin and other digital currencies. Both federal and state agencies have instituted enforcement actions against those violating their interpretation of existing laws. Other U.S. and many state agencies have offered little or incomplete official guidance regarding the treatment of digital assets. If the SEC, CFTC or another federal or state regulator alleges that any assets we offered were securities or derivatives, or that we have violated any other federal or state securities or commodities law or regulation, we could face potential liability, including an enforcement action or private class action lawsuits, and face the costs of defending ourselves in the action, including potential fines, penalties, reputation harm, and potential loss of revenue. See "*We may become subject to enforcement actions or litigation as a result of our failure to comply with laws and regulations, even though noncompliance was inadvertent or unintentional*".

Failure to comply with anti-money laundering, economic and trade sanctions regulations, and similar laws could subject us to penalties and other adverse consequences.

Various laws and regulations in the U.S. and abroad, such as the BSA, the Dodd-Frank Act, the USA PATRIOT Act, and the Credit Card Accountability Responsibility and Disclosure Act, impose certain anti-money laundering requirements on companies that are financial institutions or that provide financial products and services. Under these laws and regulations, financial institutions are broadly defined to include banks and MSBs such as money transmitters. In 2013, FinCEN issued guidance regarding the applicability of the BSA to administrators and exchangers of convertible virtual currency, clarifying that they are MSBs, and more specifically, money transmitters. The BSA requires banks and MSBs to develop and implement risk-based anti-money laundering programs, report large cash transactions and suspicious activity, and maintain transaction records, among other requirements. State regulators may impose similar requirements on licensed money transmitters. In addition, our contracts with financial institution partners and other third parties may contractually require us to maintain an anti-money laundering program. SoFi Bank is subject to the regulatory and supervisory jurisdiction of the OCC with respect to the BSA and its implementing regulations applicable to banks. Our subsidiary, SoFi Digital Assets, LLC, remains registered with FinCEN as an MSB. Registration as an MSB subjects us to the regulatory and supervisory jurisdiction of FinCEN and the IRS, the anti-money laundering provisions of the BSA and its implementing regulations applicable to MSBs. Although we have exited our digital assets business, the Company, including SoFi Digital Assets, LLC, may still be subject to regulatory scrutiny related to our prior business practices.

We are also subject to economic and trade sanctions programs administered by OFAC, which prohibit or restrict transactions to or from or dealings with specified countries, their governments, and in certain circumstances, their nationals, and with individuals and entities that are specially-designated nationals of those countries, narcotics traffickers, terrorists or terrorist organizations, and other sanctioned persons and entities.

Our failure to comply with anti-money laundering, economic and trade sanctions regulations, and similar laws could subject us to substantial civil and criminal penalties, or result in the loss or restriction of our national bank charter, MSB or broker-dealer registrations and state licenses, or liability under our contracts with third parties, which may significantly affect our ability to conduct some aspects of our business. Changes in this regulatory environment, including changing interpretations and the implementation of new or varying regulatory requirements by the government, may significantly affect or change the manner in which we currently conduct some aspects of our business.

We are subject to anti-corruption, anti-bribery and similar laws, and noncompliance with such laws can subject us to significant adverse consequences, including criminal or civil liability, and harm our business.

We are subject to the Foreign Corrupt Practices Act, U.S. domestic bribery laws and other U.S. and foreign anti-corruption laws. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees and their third-party intermediaries from authorizing, offering or providing, directly or indirectly, improper payments or benefits to recipients in the public sector. These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. Although our operations are currently concentrated in the U.S., as we increase our international cross-border business and expand operations abroad, we have engaged and may further engage with business partners and third-party intermediaries to market our services and to obtain necessary permits, licenses and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities. The

failure to comply with any such laws could subject us to criminal or civil liability, cause us significant reputational harm and have an adverse effect on our business, financial condition and results of operations.

We conduct our business operations through subsidiaries and may in the future rely on dividends from our subsidiaries for a substantial amount of our cash flows.

We may in the future depend on dividends, distributions and other payments from our subsidiaries to fund payments on our obligations, including any debt obligations we may incur. Regulatory and other legal restrictions may limit our ability to transfer funds to or from certain subsidiaries, including SoFi Securities and SoFi Bank. In addition, certain of our subsidiaries are subject to laws and regulations that authorize regulatory bodies to block or reduce the flow of funds to us, or that prohibit such transfers altogether in certain circumstances. These laws and regulations may hinder our ability to access funds that we may need to make payments on our obligations, including any debt obligations we may incur and otherwise conduct our business by, among other things, reducing our liquidity in the form of corporate cash. In addition to negatively affecting our business, a significant decrease in our liquidity could also reduce investor confidence in us. Certain rules and regulations of the SEC and FINRA may limit the extent to which our broker-dealer subsidiaries may distribute capital to us. For example, under FINRA rules applicable to SoFi Securities, a dividend in excess of 10% of a member firm's excess net capital may not be paid without FINRA's prior written approval. In addition, the OCC has the authority to use its enforcement powers to prohibit a bank from paying dividends if, in its opinion, the payment of dividends would constitute an unsafe or unsound practice. Federal law also prohibits the payment of dividends by a bank that will result in the bank failing to meet its applicable capital requirements on a pro forma basis. In addition, under the National Bank Act, SoFi Bank generally may, without prior approval of the OCC, declare a dividend but only so long as the total amount of all dividends (common and preferred), including the proposed dividend, in the current year do not exceed net income for the current year to date plus retained net income for the prior two years. Compliance with these rules may impede our ability to receive dividends, distributions and other payments from SoFi Securities and SoFi Bank.

We have in the past, continue to be, and may in the future be subject to inquiries, exams, pending investigations, or enforcement matters.

The financial services industry is subject to extensive regulation and oversight under federal, state, and applicable international laws. From time to time, in the normal course of business, we have received and may receive or be subject to inquiries or investigations by state and federal regulatory or enforcement agencies and bodies, such as the CFPB, SEC, the Federal Reserve, the OCC, the FDIC, the FHFA, the VA, the state attorneys general, state financial regulatory agencies, other state or federal agencies and SROs like FINRA. We also have in the past and may in the future receive inquiries from state regulatory agencies regarding requirements to obtain licenses from or register with those states, including in states where we have previously determined that we are not required to obtain such a license or be registered with the state. In addition, we have been threatened with or named as a defendant in lawsuits, arbitrations and administrative claims involving securities, consumer financial services and other matters. We are also subject to periodic regulatory examinations and inspections. Compliance and trading problems or other deficiencies or weaknesses that are reported to regulators, such as the OCC, SEC, FINRA, the CFPB or state regulators, by dissatisfied customers or others, or that are identified by regulators themselves, are investigated by such regulators, and may, if pursued, result in formal claims being filed against us by customers or disciplinary action being taken against us or our employees by regulators or enforcement agencies. In addition, we could be required to disclose such federal, state, or local government actions or court orders to the CFPB's registry of corporate offenders that have broken consumer laws, which could be time-consuming and costly, increase our legal and compliance costs, increase demand on our systems and resources, and adversely impact our reputation. To resolve issues raised in examinations or other governmental actions, we may be required to take various corrective actions, including changing certain business practices, making refunds or taking other actions that could be financially or competitively detrimental to us.

Any such inquiries, investigations, lawsuits, arbitrations, administrative claims or other inquiries have in the past and could in the future involve substantial time and expense to analyze and respond to, divert management's attention and other resources from running our business, and lead to fines, penalties, injunctive relief, and the need to obtain additional licenses that we do not currently possess. Our involvement in any such matters, whether tangential or otherwise and even if the matters are ultimately determined in our favor, could also cause significant harm to our reputation, lead to additional investigations and enforcement actions from other agencies or litigants, and further divert management attention and resources from the operation of our business. As a result, the outcome of legal and regulatory actions arising out of any state or federal inquiries we receive could have a material adverse effect on our business, financial condition or results of operations.

Lawmakers, regulators and other public officials have signaled an increased focus on new or additional laws or regulations that could impact our broker-dealer business and require us to make significant changes to our business model and practices and could result in significant costs to our business or loss of current revenue streams.

Various lawmakers, regulators and other public officials have made statements about business practices in which we and other broker-dealers engage, including SoFi Securities, and signaled potential new or additional laws or regulations that, if acted upon, could impact our business. For example, a focus by regulators and lawmakers on PFOF, exchange rebates, and related conflicts of interest have resulted in new proposed rules. Additionally, the SEC has proposed new requirements regarding best execution (Regulation Best Execution), PFOF and a rule to prohibit volume-based transaction pricing in connection with the execution of agency-related orders in national market system stock. The SEC also issued an order in September 2023 directing the equity exchanges and FINRA to file a new national marketing system plan and the SEC is soliciting comments on the proposed national marketing system plan. This order and other proposals have the potential to substantially reshape U.S. equities markets in intended and unintended ways, and to substantially alter existing order routing, execution incentives and business practices.

To the extent that the SEC, FINRA or other regulatory authorities or legislative bodies adopt additional regulations or legislation in respect of any of these areas or relating to any other aspect of our business, we could face a heightened risk of potential regulatory violations and could be required to make significant changes to our business model and practices, which changes may not be successful. Any of these outcomes could have an adverse effect on our business, financial condition and results of operations. Additionally, any negative publicity surrounding PFOF practices generally, or our implementation of this practice, could harm our brand and reputation. For more information about the potential impact of legal and regulatory changes, see "*We may become subject to enforcement actions or litigation as a result of our failure to comply with laws and regulations, even though noncompliance was inadvertent or unintentional*".

Regulations relating to privacy, information security and data protection could increase our costs, affect or limit how we collect and use personal information, and adversely affect our business opportunities.

We are subject to various privacy, information security and data protection laws, including requirements concerning security breach notification, and we could be negatively impacted by them. For example, we are subject to the GLBA and implementing regulations and guidance. Among other things, the GLBA (i) imposes certain limitations on the ability to share consumers' nonpublic personal information with nonaffiliated third parties and (ii) requires certain disclosures to consumers about our practices for the collection, sharing and safeguarding of their information and their right to "opt out" of the institution's disclosure of their personal financial information to nonaffiliated third parties (with certain exceptions). The GLBA and other state laws also require that we implement and maintain certain security measures, policies and procedures to protect personal information.

Furthermore, legislators and/or regulators are increasingly adopting new and/or amending existing privacy, information security and data protection laws that potentially could have a significant impact on our current and planned privacy, data protection and information security-related practices; our policies and practices related to the collection, use, sharing, retention and safeguarding of consumer and/or employee information; and some of our current or planned business activities. New requirements, originating from new or amended laws, could also increase our costs of compliance and business operations and could reduce income from certain business initiatives. The CFPB, for example, finalized its Personal Financial Data Rights Rule, which could require us to build an application that allows our customers to obtain their personal financial information and for authorized third parties to obtain our customers' information. This could increase our compliance costs, volatility in our customer base, and the risk of fraudulent access to consumers' personal financial information.

Compliance with current or future privacy, information security and data protection laws (including those regarding security breach notification) affecting customer and/or employee data to which we are subject could result in higher compliance and technology costs and could restrict our ability to provide certain products and services (such as products or services that involve sharing information with third parties or storing sensitive credit card information), which could materially and adversely affect our profitability. A failure by us or a third-party contractor providing services to us to comply with applicable data privacy and security laws, regulations, self-regulatory requirements or industry guidelines, or our terms of use with our users, may result in sanctions, statutory or contractual damages or litigation (including class actions) and may subject us to reputational harm. Additionally, there is always a danger that regulators can attempt to assert authority over our business in the area of privacy, information security and data protection. Furthermore, if our vendors and/or service providers are or become subject to laws and regulations in the jurisdictions that have enacted more stringent and expansive legislation applicable to privacy, information and/or data protection, the costs that these vendors and service providers must incur in becoming compliant may be passed along to us, resulting in increasing costs on our business.

Concerns in our ability, perceived or otherwise, to protect the privacy and security of personal information may affect our ability to retain and engage new and existing members, clients, investors, and employees, and thereby affect our financial condition. Furthermore, failure to comply or perceived failure to comply with applicable privacy or data protection laws, rules, and regulations may subject us to examinations, investigations, and general heightened scrutiny that may cause us to modify or cease certain operations or practices, significant liabilities or regulatory fines, penalties or other sanctions. Any of these could damage our reputation and adversely affect our business, financial condition, and results of operations.

Privacy requirements, including notice and opt-out requirements, under the GLBA and FCRA are enforced by the FTC, the OCC and by the CFPB through UDAAP and are a standard component of OCC and CFPB compliance and examinations. State entities also may initiate actions for alleged violations of privacy or security requirements under state law. Our failure to comply with privacy, information security and data protection laws could result in potentially significant regulatory investigations and government actions, litigation, fines or sanctions, consumer or merchant actions and damage to our reputation and brand, all of which could have a material adverse effect on our business.

If we collect and process personal data relating to individuals in the EU or the United Kingdom (the "UK") as a result of either offering goods or services into the EU or UK, or monitoring the behavior of EU and UK individuals, we will be required to comply with stringent privacy and data protection laws. Within the EU, legislators have adopted the General Data Protection Regulation (the "EU GDPR"), which became effective in May 2018. The EU GDPR will impose additional obligations and risks upon our business when we collect and process personal data about individuals from the EU and UK, which may increase substantially the penalties to which we could be subject in the event of any noncompliance. For example, the EU GDPR imposes a broad range of strict requirements on companies subject to the EU GDPR, including requirements relating to having legal bases and conditions for processing personal data and transferring such personal data outside the European Economic Area ("EEA") or the UK, including to the U.S., providing details to those individuals regarding the processing of their personal data, keeping personal data secure, having data processing agreements with third parties who process personal data, responding to individuals' requests to exercise their rights in respect of their personal data, where required reporting security breaches involving personal data to the competent national data protection authority and affected individuals, where required, appointing data protection officers, where required conducting data protection impact assessments for high risk processing, and record-keeping. We may incur substantial expense in complying with obligations imposed by the EU GDPR and we may be required to make significant changes in our business operations, all of which may adversely affect our revenues and our business overall.

In addition, further to the UK's exit from the EU on January 31, 2020, the EU GDPR ceased to apply in the UK at the end of the transition period on December 31, 2020. However, as of January 1, 2021, the UK's European Union (Withdrawal) Act 2018 incorporated the GDPR (as it existed on December 31, 2020 but subject to certain UK specific amendments) into UK law, referred to as the "UK GDPR". The UK GDPR and the UK Data Protection Act 2018 set out the UK's data protection regime, which is independent from but aligned to the EU's data protection regime. Noncompliance with the UK GDPR may result in significant monetary penalties. Although the UK is regarded as a third country under the EU GDPR, the EC has issued a decision recognizing the UK as providing adequate protection under the EU GDPR and, therefore, transfers of personal data originating in the EU to the UK remain unrestricted. The UK Government introduced a Data Protection and Digital Information Bill which failed in the UK legislative process. A new Data (Use and Access) Bill ("UK Bill") has been introduced into parliament. If passed, the final version of the UK Bill may have the effect of further altering the similarities between the UK and EEA data protection regime and threaten the UK Adequacy Decision from the EC. Further, this may lead to additional compliance costs and could increase our overall risk. Like the EU GDPR, the UK GDPR restricts personal data transfers outside the UK to countries not regarded by the UK as providing adequate protection. The UK government has confirmed that personal data transfers from the UK to the EEA remain free flowing.

In addition, around the world many jurisdictions outside of Europe are also considering and/or have enacted comprehensive data protection legislation. For example, we are subject to stringent privacy and data protection requirements in Hong Kong. Also, many jurisdictions where we may seek to expand our business in the future are also considering and/or have enacted comprehensive data protection legislation. Additional jurisdictions with stringent data protection laws include Brazil and China.

The regulatory framework governing the collection, processing, storage, use and sharing of certain information, particularly financial and other personal information, is rapidly evolving and is likely to continue to be subject to uncertainty and varying interpretations. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with laws in other jurisdictions or with our existing data management practices or the features of our services and platform capabilities. We therefore cannot yet fully determine the impact existing and/or future laws, rules, regulations and industry standards may have on our business or operations. Any failure or perceived failure by us, or any third parties with which we do business, to comply with our posted privacy policies, changing consumer expectations, evolving laws, rules and regulations,

industry standards, or contractual obligations to which we or such third parties are or may become subject, may result in actions or other claims against us by governmental entities or private actors, the expenditure of substantial costs, time and other resources or the imposition of significant fines, penalties or other liabilities. In addition, any such action, particularly to the extent we were found to be guilty of violations or otherwise liable for damages, would damage our reputation and adversely affect our business, financial condition and results of operations.

Any such laws, rules, regulations and industry standards may be inconsistent among different jurisdictions, subject to differing interpretations or may conflict with our current or future practices. Additionally, our customers may be subject to differing privacy laws, rules and legislation, which may mean that they require us to be bound by varying contractual requirements applicable to certain other jurisdictions. Adherence to such contractual requirements may impact our collection, use, processing, storage, sharing and disclosure of various types of information including financial information and other personal information, and may mean we become bound by, or voluntarily comply with, self-regulatory or other industry standards relating to these matters that may further change as laws, rules and regulations evolve. Complying with these requirements and changing our policies and practices may be onerous and costly, and we may not be able to respond quickly or effectively to regulatory, legislative and other developments. These changes may in turn impair our ability to offer our existing or planned features, products and services and/or increase our cost of doing business. As we expand our customer base, these requirements may vary from customer to customer, further increasing the cost of compliance and doing business.

We publicly post documentation regarding our practices concerning the collection, processing, use and disclosure of data. Although we endeavor to comply with our published policies and documentation, we may at times fail to do so or be alleged to have failed to do so. Any failure or perceived failure by us to comply with our privacy policies or any applicable privacy, security or data protection, information security or consumer-protection related laws, regulations, orders or industry standards could expose us to costly litigation, significant awards, fines or judgments, civil and/or criminal penalties or negative publicity, and could materially and adversely affect our business, financial condition and results of operations. The publication of our privacy policy and other documentation that provide promises and assurances about privacy and security can subject us to potential state and federal action if they are found to be deceptive, unfair, or misrepresentative of our actual practices, which could, individually or in the aggregate, materially and adversely affect our business, financial condition and results of operations.

It may be difficult and costly to protect our intellectual property rights, and we may not be able to ensure their protection.

Our ability to provide our products and services to our members and technology platform clients depends, in part, upon our proprietary technology. We may be unable to protect our proprietary technology effectively, which would allow competitors to duplicate our business processes and know-how, and adversely affect our ability to compete with them. A third party may attempt to reverse engineer or otherwise obtain and use our proprietary technology without our consent. The pursuit of a claim against a third party for infringement of our intellectual property could be costly, and there can be no guarantee that any such efforts would be successful.

In addition, our platform or those of third-party service providers that we utilize may infringe upon claims of third-party intellectual property, and we may face intellectual property challenges from such other parties. We may not be successful in defending against any such challenges or in obtaining licenses to avoid or resolve any intellectual property disputes, or in receiving amounts due to us under indemnification obligations from third-party service providers. The costs of defending any such claims or litigation could be significant and, if we are unsuccessful, could result in a requirement that we pay significant damages or licensing fees, which would negatively impact our financial performance. If we cannot protect our proprietary technology from intellectual property challenges, our ability to maintain our platform could be adversely affected.

Some aspects of our platform include open source software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

We incorporate open source software into our proprietary platform and into other processes supporting our business. Such open source software may include software covered by licenses like the GNU General Public License and the Apache License or other open source licenses. The terms of various open source licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that limits our use of the software, inhibits certain aspects of our platform and negatively affects our business operations.

Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software we use. If portions of our proprietary platform are determined to be subject to an open source license, or if the license terms for the open source software that we incorporate change, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our platform or change our business activities. In addition to risks related to license requirements, the use of open source software can lead to greater

risks than the use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Many of the risks associated with the use of open source software cannot be eliminated and could adversely affect our business.

Litigation, regulatory actions and compliance issues could subject us to significant fines, penalties, judgments, remediation costs, negative publicity, changes to our business model, and requirements resulting in increased expenses.

Our business is subject to increased risks of litigation and regulatory actions as a result of a number of factors and from various sources, including as a result of the highly regulated nature of the financial services industry and the focus of state and federal enforcement agencies on the financial services industry.

From time to time, we are also involved in, or the subject of, reviews, requests for information, investigations and proceedings (both formal and informal) by state and federal governmental agencies and SROs, regarding our business activities and our qualifications to conduct our business in certain jurisdictions, which has in the past and could in the future subject us to significant fines, penalties, obligations to change our business practices and other requirements resulting in increased expenses and diminished earnings. Our involvement in any such matter also has in the past and could in the future cause significant harm to our reputation and divert management attention from the operation of our business, even if the matters are ultimately determined in our favor. Moreover, any settlement, or any consent order or adverse judgment in connection with any formal or informal proceeding or investigation by a government agency, may prompt litigation or additional investigations or proceedings as other litigants or other government agencies begin independent reviews of the same activities. See "*If we fail to comply with federal and state consumer protection laws, rules, regulations and guidance, our business could be adversely affected*" for a discussion of the FTC Consent Order.

In addition, a number of participants in the financial services industry have been the subject of: putative class action lawsuits; state attorney general actions and other state regulatory actions; federal regulatory enforcement actions, including actions relating to alleged unfair, deceptive or abusive acts or practices; violations of state licensing and lending laws, including state usury laws; actions alleging discrimination on the basis of race, ethnicity, gender or other prohibited bases; and allegations of noncompliance with various state and federal laws and regulations relating to originating and servicing consumer finance loans. For example, we entered into a settlement agreement on April 18, 2022 related to a putative class action in which it was alleged that we engaged in unlawful lending discrimination through policies and practices by making applicants who are conditional permanent residents or DACA holders ineligible for loans or eligible only with a co-signer who is U.S. citizen or lawful permanent resident. We made an aggregate payment to the class and the class counsel in an immaterial amount. In addition, as a financial services company, errors in performing settlement functions, including clerical, technological and other errors related to the handling of funds and securities could lead to censures, fines or other sanctions imposed by applicable regulatory authorities as well as losses and liabilities in related lawsuits and proceedings brought by transaction counterparties and others.

The environment of increased regulatory compliance efforts and enhanced regulatory enforcement in the past few years has resulted in significant operational and compliance costs and may prevent us from providing certain products and services. There is no assurance that these regulatory matters or other factors will not, in the future, affect how we conduct our business and, in turn, have a material adverse effect on our business. In particular, legal proceedings brought under state consumer protection statutes or under several of the various federal consumer financial services statutes may result in a separate fine for each violation of the statute, which, particularly in the case of class action lawsuits, could result in damages substantially in excess of the amounts we earned from the underlying activities.

In addition, from time to time, through our operational and compliance controls, we identify compliance and other issues that require us to make operational changes and, depending on the nature of the issue, result in financial remediation to impacted members. These self-identified issues and voluntary remediation payments could be significant, depending on the issue and the number of members impacted, and also could generate litigation or regulatory investigations that subject us to additional risk. See Part I, Item 3. "*Legal Proceedings*".

Changes in tax law and differences in interpretation of tax laws and regulations may adversely impact our financial statements.

We operate in multiple jurisdictions and are subject to tax laws and regulations of the U.S. federal, state and local and non-U.S. governments. U.S. federal, state and local and non-U.S. tax laws and regulations are complex and subject to varying interpretations. U.S. federal, state and local and non-U.S. tax authorities may interpret tax laws and regulations differently than we do and challenge tax positions that we have taken. This may result in differences in the treatment of revenues, deductions, credits and/or differences in the timing of these items. The differences in treatment may result in payment of additional taxes, interest or penalties that could have an adverse effect on our financial condition and results of operations. Further, future

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changes to U.S. federal, state and local and non-U.S. tax laws and regulations could increase our tax obligations in jurisdictions where we do business or require us to change the manner in which we conduct some aspects of our business. Proposals to reform U.S. and foreign tax laws could significantly impact how U.S. multinational corporations are taxed on foreign earnings and could increase the U.S. corporate tax rate. Several of the proposals currently being considered, if enacted, could have an adverse impact on our future effective tax rate, income tax expense, and cash flows. Further, the Organisation for Economic Co-operation and Development (the "OECD") has issued guidelines that change long-standing tax principles and certain countries have adopted OECD guidelines. These guidelines create tax uncertainty as countries amend their tax laws to adopt certain parts of the guidelines.

We will be adversely affected if we, or any of our subsidiaries, are determined to have been subject to registration as an investment company under the Investment Company Act.

We are currently not deemed to be an "investment company" subject to regulation under the Investment Company Act of 1940, as amended (the "Investment Company Act"). No opinion or no-action position has been requested of the SEC on our status as an Investment Company. There is no guarantee we will continue to be exempt from registration under the Investment Company Act and were we to be deemed to be an investment company under the Investment Company Act, and thus subject to regulation under the Investment Company Act, the increased reporting and operating requirements could have an adverse impact on our business, operating results, financial condition and prospects.

In addition, if the SEC or a court of competent jurisdiction were to find that we are in violation of the Investment Company Act for having failed to register as an investment company thereunder, possible consequences include, but are not limited to, the following: (i) the SEC could apply to a district court to enjoin the violation; (ii) we could be sued by investors in us and in our securities for damages caused by the violation; and (iii) any contract to which we are a party that is made in, or whose performance involves a, violation of the Investment Company Act would be unenforceable by any party to the contract unless a court were to find that under the circumstances enforcement would produce a more equitable result than nonenforcement and would not be inconsistent with the purposes of the Investment Company Act. Should we be subjected to any or all of the foregoing, our business would be materially and adversely affected.

Personnel and Business Continuity Risks

We rely on our management team and will require additional key personnel to grow our business, and the loss of key management members or key employees, or an inability to hire key personnel, could harm our business.

We believe our success has depended, and continues to depend, on the efforts and talents of our senior management, who have significant experience in the financial services and technology industries, are responsible for our core competencies and would be difficult to replace. Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are usually in high demand even in an uncertain economy, and we may incur significant costs to attract and retain them. In addition, the loss of any of our senior management or key employees could materially adversely affect our ability to execute our business plan and strategy, and we may not be able to find adequate replacements on a timely basis, or at all, and our other employees may be required to take on additional responsibilities. Furthermore, many candidates evaluate year over year stock growth trends for a sense of the potential long-term value of their proposed stock awards. The volatility of the market price of our common stock could harm our ability to attract and retain talent. Our executive officers and other employees are at-will employees, which means they may terminate their employment relationship with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. We cannot ensure that we will be able to retain the services of any members of our senior management or other key employees. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business could be materially and adversely affected.

The job market and the optimization of our workforce creates a challenge and potential risk as we strive to attract and retain a highly skilled workforce.

Competition for certain of our employees, including highly skilled technology and product professionals responsible for the design, engineering and operation of systems, is competitive, which can present a risk as we compete for experienced candidates, especially if the competition is able to offer more attractive financial terms of employment. This risk extends to our current employee population. We also invest significant time and expense in engaging and developing our employees, which also increases their value to other companies that may seek to recruit them. Turnover can result in significant replacement costs and lost productivity.

In addition, from time to time, we implement organizational changes to pursue greater efficiency and realign our business and strategic priorities. For example, in the past, we laid off a relatively small number of employees even though we intend to continue to hire in other areas. As our organization continues to evolve, and we are required to implement and optimize our business and organizational structures, we may find it difficult to maintain the benefits of our corporate culture, including our ability to quickly develop and launch new and innovative products. This could negatively affect our business performance. See also "*We transitioned to a flexible-first workforce model, which could subject us to increased business continuity and cyber risks, as well as other operational challenges and risks that could significantly harm our business and operations*" for more information on the impact of a flexible workforce model on corporate culture and employee retention.

In addition, U.S. immigration policy has made it more difficult for qualified foreign nationals to obtain or maintain work visas under the H-1B classification. These H-1B visa limitations make it more difficult and/or more expensive for us to hire the skilled professionals we need to execute our growth strategy, especially engineering, data analytics and risk management personnel, and may adversely impact our business.

We transitioned to a flexible-first workforce model, which could subject us to increased business continuity and cyber risks, as well as other operational challenges and risks that could significantly harm our business and operations.

We offer most of our employees the choice of working full time in the office, a hybrid approach, or full-time remote. In 2023 we announced an increase in in-office collaboration for non-remote employees who are returning to the office for a specified number of days per month, varying by business team. This return to the office for non-remote employees is limited, and we expect many employees to continue to work remotely for a number of days per week. As a result, we expect to continue to be subject to the challenges and risks of having a remote workforce, as well as new challenges and risks from operating with a hybrid workforce. For example, our employees are accessing our servers remotely through home or other networks to perform their job responsibilities. Such security systems may be less secure than those used in our offices, which may subject us to increased security risks, including cybersecurity-related events, and expose us to risks of data or financial loss and associated disruptions to our business operations. Additionally, employees who access company data and systems remotely may not have access to technology that is as robust as that in our offices, which could place additional pressure on our user infrastructure and third parties that are not easily mitigated. These risks include home internet availability affecting work continuity and efficiency, and additional dependencies on third-party communication tools, such as instant messaging and online meeting platforms. We may also be exposed to risks associated with the locations of remote employees, including compliance with local laws and regulations or exposure to compromised internet infrastructure. Allowing our employees to work remotely may create intellectual property risk if employees create intellectual property on our behalf while residing in a jurisdiction with unenforced or uncertain intellectual property laws. Further, if employees fail to inform us of changes in their work location, we may be exposed to additional risks without our knowledge. While most of our operations can be performed remotely and we believe have operated effectively, there is no guarantee that this will continue or that we will continue to be as effective while operating a flexible-first workforce model because our team is dispersed.

Additionally, operating our business with both remote and in-person workers, or workers who work in flexible locations and on flexible schedules, could have a negative impact on our corporate culture, decrease the ability of our workforce to collaborate and communicate effectively, decrease innovation and productivity, or negatively affect workforce morale. If we are unable to manage the cybersecurity and other risks of a flexible-first workforce model, and maintain our corporate culture and workforce morale, our business could be harmed or otherwise adversely impacted.

Our business is subject to the risks of natural disasters, power outages, telecommunications failures and similar events, including public health crises, and to interruptions by human-made problems such as terrorism, cyberattacks, and other actions, which may impact the demand for our products or our members' ability to repay their loans.

Events beyond our control may damage our ability to maintain our platform and provide services to our members. Such events include, but are not limited to, hurricanes, earthquakes, fires, floods and other natural disasters, public health crises, power or other outages, telecommunications failures and similar events. Despite any precautions we may take, system interruptions and delays could occur if there is a natural disaster, if a third-party provider closes a facility we use without adequate notice for financial or other reasons, or if there are other unanticipated problems at our leased facilities. Because we rely heavily on our servers, computer and communications systems and the Internet to conduct our business and provide high-quality service to our members, disruptions could harm our ability to effectively run our business. Moreover, our members and customers face similar risks, which could directly or indirectly impact our business. We currently use AWS and would be unable to switch instantly to another system in the event of failure to access AWS. This means that an outage of AWS could result in our system being unavailable for a significant period of time. Terrorism, cyberattacks and other criminal, tortious or unintentional actions could also give rise to significant disruptions to our operations. In addition, the long-term effects of climate change on the global economy and our industry in particular are unclear, however we recognize that there are inherent

climate-related risks wherever business is conducted. For example, our offices may be vulnerable to the adverse effects of climate change. We have large offices located in the San Francisco Bay Area and Salt Lake City, Utah, regions that are prone to events such as seismic activity and severe weather, that have experienced and may continue to experience, climate-related events and at an increasing rate. Examples include drought and water scarcity, warmer temperatures, wildfires and air quality impacts and power shut-offs associated with wildfire prevention. The increasing intensity of drought throughout California and Utah and annual periods of wildfire danger increase the probability of planned power outages. Although we maintain a disaster response plan and insurance, such events could disrupt our business, the business of our partners or third-party suppliers, and may cause us to experience losses and additional costs to maintain and resume operations. Our business interruption insurance may not be sufficient to compensate us for losses that may result from interruptions in our service as a result of system failures or other disruptions. Comparable natural and other risks may reduce demand for our products or cause our members to suffer significant losses and/or incur significant disruption in their respective operations, which may affect their ability to satisfy their obligations towards us. All of the foregoing could materially and adversely affect our business, results of operations and financial condition.

Employee misconduct, which can be difficult to detect and deter, could harm our reputation and subject us to significant legal liability.

We operate in an industry in which integrity and the confidence of our members is of critical importance. We are subject to risks of errors and misconduct by our employees that could adversely affect our business, including:

- engaging in misrepresentation or fraudulent activities when marketing or performing online brokerage and other services to our members;

- improperly using or disclosing confidential information of our members, technology platform clients, or other parties;

- concealing unauthorized or unsuccessful activities; or

- otherwise not complying with applicable laws and regulations or our internal policies or procedures.

There have been numerous highly-publicized cases of fraud and other misconduct by financial services industry employees. The precautions that we take to detect and deter employee misconduct might not be effective. If any of our employees engage in illegal, improper, or suspicious activity or other misconduct, we could suffer serious harm to our reputation, financial condition, member relationships, and our ability to attract new members. We also could become subject to regulatory sanctions and significant legal liability, which could cause serious harm to our financial condition, reputation, member relationships and prospects of attracting additional members.

Risk Management and Financial Reporting Risks

If we fail to establish and maintain proper and effective internal control over financial reporting, our ability to produce accurate and timely financial statements could be impaired, investors may lose confidence in our financial reporting and the trading price of our common stock may decline.

Pursuant to Section 404 of the Sarbanes-Oxley Act, a report by management on internal control over financial reporting and an attestation of our independent registered public accounting firm are required. The rules governing the standards that must be met for management to assess internal control over financial reporting are complex and require significant documentation, testing and possible remediation. We are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for our annual reports on Form 10-K. This assessment must include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Our independent registered public accounting firm must also attest to the effectiveness of our internal control over financial reporting in our annual reports on Form 10-K. We are required to disclose changes made in our internal controls and procedures on a quarterly basis. Failure to comply with the Sarbanes-Oxley Act could potentially subject us to sanctions or investigations by the SEC, the applicable stock exchange or other regulatory authorities, which would require additional financial and management resources.

The annual internal control assessment required by Section 404 of Sarbanes-Oxley has diverted, and may in the future divert, internal resources and we have and may experience higher operating expenses, higher independent auditor and consulting fees in the future. To comply with the Sarbanes-Oxley Act, the requirements of being a reporting company under the Exchange Act and any new or revised accounting rules in the future, as necessary, we have, and may in the future further, work to upgrade the Company's legacy information technology systems; implement additional financial and management controls, reporting systems and procedures; and hire additional accounting and finance staff. If we are unable to hire the additional accounting and finance staff necessary to comply with these requirements, we may need to retain additional outside consultants.

In addition, our current controls and any new controls that we develop may become inadequate because of poor design and changes in our business. For example, our continuing growth and expansion in globally dispersed markets, such as our acquisition of Technisys, has placed and may in the future place significant additional pressure on our system of internal control over financial reporting, as acquisition targets may not be in compliance with the provisions of the Sarbanes-Oxley Act. We do not conduct a formal evaluation of companies' internal control over financial reporting prior to an acquisition. We may be required to hire additional staff and incur substantial costs to implement the necessary new internal controls at companies we acquire. Any failure to implement and maintain effective internal controls over financial reporting could adversely affect the results of assessments by our independent registered public accounting firm and their attestation reports. If we or, if required, our independent registered public accounting firm, are unable to conclude that our internal control over financial reporting is effective, investors may lose confidence in our financial reporting, which could negatively impact the price of our securities.

As a result of any material weakness, restatement, change in accounting, or other matters raised or that may in the future be raised by the SEC, we may face potential litigation or other disputes, which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the restatement and material weaknesses in our internal control over financial reporting and the preparation of our financial statements. We can provide no assurance that litigation or disputes will not arise in the future. Any such litigation or dispute related to our financial statements or internal controls, whether successful or not, could have a material adverse effect on our business, results of operations and financial condition.

We cannot assure you that there will not be additional material weaknesses in our internal control over financial reporting now or in the future. Any failure to maintain internal control over financial reporting could cause us to fail to timely detect errors and severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines that we have a material weakness in our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

We adjust our total number of members in the event a member is removed in accordance with our terms of service, and our total member count in any one period may not yet reflect such adjustments.

We adjust our total number of members in the event a member is removed in accordance with our terms of service. This could occur for a variety of reasons—including fraud or pursuant to certain legal processes or if a member requests that we close their account in accordance with our terms of service—and, as our terms of service evolve together with our business practices, product offerings and applicable regulations, additional grounds for removing members from our total member count could occur. The determination that a member should be removed in accordance with our terms of service is subject to an evaluation process, following the completion, and based on the results, of which, relevant members and their associated products are removed from our total member count. However, depending on the length of the evaluation process, that removal may not take place in the same period in which the member was added to our member count or the same period in which the circumstances leading to their removal occurred. For this reason, our total member count in any one period may not yet reflect such adjustments. In any given period, we estimate that up to 10% of our members may be under evaluation for removal in accordance with our terms of service; however, we cannot assure you that this percentage in any period will not be more significant and have an adverse impact on our stock price or results of operations.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results and could affect the reporting of transactions completed before the announcement of a change.

We incur significant costs and expend significant time and effort, as a result of operating as a public company, and our management is required to devote substantial time to compliance initiatives and corporate governance practices.

We have incurred and will continue to incur increased costs as a result of operating as a public company, and our management intends to continue to devote substantial time to new risk management and compliance initiatives. As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, as well as rules adopted, and to be adopted, by the SEC and Nasdaq. Our management and other personnel devote a substantial

amount of time to these risk management and compliance initiatives. Furthermore, new rules and regulations or changes to existing rules and regulations in the future may increase our legal and financial compliance costs and make some activities more time-consuming and costly. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, its board committees or as executive officers.

Dealing with the increasingly complex laws pertaining to public companies can be time consuming, which may result in our executive officers devoting less time to the management and growth of the business. We continue to evaluate whether we have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal control over financial reporting required of public companies. We have in the past and may in the future expand our employee base and hire additional employees to support our operations as a public company, which has caused and may in the future cause our operating costs to increase. See "*If we fail to establish and maintain proper and effective internal control over financial reporting, our ability to produce accurate and timely financial statements could be impaired, investors may lose confidence in our financial reporting and the trading price of our common stock may decline*".

Our risk management processes and procedures may not be effective.

Our risk management processes and procedures seek to appropriately balance risk and return and mitigate risks. We have established processes and procedures intended to identify, measure, monitor and control the types of risk to which we are subject, including interest rate risk, credit risk, deposit risk, market risk, foreign currency exchange rate risk, liquidity risk, strategic risk, operational risk, cybersecurity risk, and reputational risk. Credit risk is the risk of loss that arises when a loan obligor fails to meet the terms of a loan repayment obligation, the loan enters default, and if uncured results in financial loss of remaining principal and interest to the loan purchaser. Our exposure to credit risk mainly arises from our lending activities, including SoFi Credit Card. Deposit risk refers to accelerated availability of depositor funds, prior to settlement, risk of ACH returns or merchant settlements, and transactional limits that may be applied to deposit accounts. Market risk is the risk of loss due to changes in external market factors, such as interest rates, asset prices, and foreign exchange rates. Foreign currency exchange rate risk is the risk that our financial position or results of operations could be positively or negatively impacted by fluctuations in exchange rates. We may in the future be subject to increasing foreign currency exchange rate risk with our acquisition of Technisys, a foreign company, and we continue to pursue a diversified durable growth strategy with expansion via new products and geographies. Liquidity risk is the risk that financial condition or overall safety and soundness are adversely affected by an inability, or perceived inability, to meet obligations (e.g., current and future cash flow needs) and support business growth. We actively monitor our liquidity position at the broker-dealer and SoFi Bank. Strategic risk is the risk from changes in the business environment, ineffective business strategies, improper implementation of decisions or inadequate responsiveness to changes in the business and competitive environment.

Operational risk is the risk of loss arising from inadequate or failed internal processes, controls, people (e.g., human error or misconduct) or systems (e.g., technology problems), business continuity or external events (e.g., natural disasters), compliance, reputational, regulatory, cybersecurity or legal matters and includes those risks as they relate directly to us, fraud losses attributed to applications and any associated fines and monetary penalties as a result, transaction processing, or employees, as well as to third parties with whom we contract or otherwise do business. We believe operational risk is one of the most prevalent forms of risk in our risk profile. We strive to manage operational risk by establishing policies and procedures to accomplish timely and efficient processing, obtaining periodic internal control attestations from management, conducting internal process Risk Control Self-Assessments and audit reviews to evaluate the effectiveness of internal controls. Our operational risk, and the amount we invest in risk management, may increase as we introduce new products and product features, and as new threat actors and evolving threat vectors, such as account takeover tactics, increase and become more sophisticated. In order to be effective, among other things, our enterprise risk management capabilities must adapt and align to support any new product or loan features, capability, strategic development, or external change.

Cybersecurity risk is the risk of an unauthorized occurrence on or conducted through our information systems that may result in adverse effects on the confidentiality, availability, or integrity of our systems and data, including, but not limited to, sensitive client data. Our technology and cybersecurity teams rely on a layered system of preventive and detective technologies, controls, and policies to detect, mitigate, and contain cybersecurity threats. In addition, our cybersecurity team, and the third-party consultants they engage, assess our cybersecurity risks and mitigation efforts. Cyberattacks can also result in financial and reputational risk.

Reputational risk is the risk arising from possible negative perceptions of us, whether true or not, among our current and prospective members, clients, counterparties, employees, and regulators. The potential for either enhancing or damaging our reputation is inherent in almost all aspects of business activity. We attempt to manage this risk through our commitment to a set of core values that emphasize and reward high standards of ethical behavior, maintaining a culture of compliance, and by being responsive to member and regulatory requirements.

Risk, including, but not limited to, the risks outlined above, is inherent in our business, and therefore, despite our efforts to manage risk, there can be no assurance that we will not sustain unexpected losses. We could incur substantial losses and our business operations could be disrupted to the extent our business model, operational processes, control functions, technological capabilities, risk analyses, and business/product knowledge do not adequately identify and manage potential risks associated with our strategic initiatives. There also may be risks that exist, or that develop in the future, that we have not appropriately anticipated, identified or mitigated, including when processes are changed or new products and services are introduced. If our risk management framework does not effectively identify and control our risks, we could suffer unexpected losses or be otherwise adversely affected, which could have a material adverse effect on our business.

Incorrect estimates or assumptions by management in connection with the preparation of our consolidated financial statements or forecasts could adversely affect our reported or forecasted assets, liabilities, income, revenues or expenses.

The preparation of our consolidated financial statements requires management to make critical accounting estimates and assumptions that affect the reported amounts of assets, liabilities, income, revenues or expenses during the reporting periods. Incorrect estimates and assumptions by management could adversely affect our reported amounts of assets, liabilities, income, revenues and expenses during the reporting periods. If we make incorrect assumptions or estimates, our reported financial results may be over- or understated, which could materially and adversely affect our business, financial condition and results of operations.

In addition, operating results are difficult to forecast because they generally depend on a number of factors, including the competition we face, and our ability to attract and retain members and enterprise partnerships, and macroeconomic risks, while generating sustained revenues through the Financial Services Productivity Loop. Additionally, our business may be affected by reductions in consumer borrowing, spending and investing, consumer deposits or investment by technology platform clients from time to time as a result of a number of factors, including the state of the overall economy, which may be difficult to predict. This may result in decreased revenue levels, and we may be unable to adopt measures in a timely manner to compensate for any unexpected shortfall in income. This inability could cause our operating results in a given quarter to be higher or lower than expected. These factors make creating accurate forecasts and budgets challenging and, as a result, we may fall materially short of our forecasts and expectations, which could cause our stock price to decline and investors to lose confidence in us.

We may fail to meet our publicly announced guidance or other expectations about our business and future operating results, which could cause our stock price to decline.

We typically release earnings guidance in our quarterly and annual earnings conference calls and quarterly and annual earnings releases, and may, from time to time, announce guidance otherwise, regarding our future performance that represents our management's estimates as of the date of release. This guidance includes forward-looking statements based on projections prepared by our management. Projections are based upon a number of assumptions and estimates that are based on information known when they are issued, and, while presented with numerical specificity, are inherently subject to significant business, economic and competitive uncertainties and contingencies relating to our business, many of which are beyond our control and are based upon specific assumptions with respect to future business decisions, some of which will change.

Guidance is necessarily speculative in nature, and some or all of the assumptions underlying the guidance furnished by us may not materialize or may vary significantly from actual outcomes. Accordingly, our guidance is only an estimate of what management believes is realizable as of the date of release. Actual results may vary from our guidance and the variations may be material. In light of the foregoing, investors are urged not to rely upon our guidance in making an investment decision regarding our common stock.

Information Technology and Data Risks

Cyberattacks and other security incidents and compromises could have an adverse effect on our business, harm our reputation and expose us to liability and adversely affect our ability to collect payments and maintain accurate accounts. Efforts to prevent and respond to these attacks and incidents are costly.

In the normal course of business, we collect, process and retain non-public and confidential information regarding our members, prospective members, technology platform clients and the customers of our technology platform clients. We also have arrangements in place with certain third-party service providers that require us to share consumer information.

We likely will not be able to anticipate or prevent all security incidents or compromises even if we have implemented preventive measures, in which case there would be an increased risk of fraud or identity theft, and we have in the past and may

in the future experience losses on, or delays in the collection of amounts owed. Although we devote significant resources and management focus to work to ensure the integrity of our systems through information/cybersecurity and business continuity programs, our facilities and systems, and those of third-party service providers, have been and will likely continue to be targeted by external or internal threats.

We and our third-party service providers are at constant risk of cyber-attacks or cyber intrusions via viruses, worms, break-ins, malware, ransomware and other malicious software programs, phishing attacks, hacking, denial-of-service attacks or other attacks and similar disruptions from the unauthorized use of or access to computer systems (including from internal and external sources) that attack our products or otherwise exploit any vulnerabilities in our systems or those of our third-party service providers, or attempt to fraudulently induce our members, prospective members, technology platform clients and the customers of our technology platform clients, third-party service providers or others to disclose passwords or other sensitive information or unwittingly provide access to our systems or data. In addition, we expect the amount and sophistication of the perpetrators of these attacks to continue to expand, which could include nation-state actors. Any such incident could lead to interruptions, delays or website outages, causing loss of critical data or the unauthorized disclosure or use of personally identifiable or other confidential information.

Cyberattacks continue to be prevalent and pervasive across industries, including in our industry, and such attacks on our systems and those of our third-party service providers have occurred in the past and are expected to occur in the future. Security incidents or compromises could occur from outside our company, and also from the actions of persons inside our company who may have authorized or unauthorized access to our technology systems, despite our investment in security controls. In addition, security threats may increase as a result of geopolitical events, such as in connection with escalating conflict in the Middle East and the ongoing war in Ukraine, and recent changes to the U.S. presidential administration. These events could interrupt our business or operations, result in significant legal and financial exposure, supervisory liability, damage to our reputation and a loss of confidence in the security of our systems, products and services. Although the impact to date from these events has not had a material adverse effect on us, no assurance is given that this will continue to be the case in the future.

Cybersecurity risks in the financial services industry have increased, in part because of new technologies, artificial intelligence, the use of the Internet and telecommunications technologies (including mobile devices) to conduct financial and other business transactions and the increased sophistication and activities of organized criminals, perpetrators of fraud, hackers, terrorists and others. In addition to cyberattacks and other security incidents and compromises involving the theft of non-public and confidential information, hackers have engaged in attacks that are designed to disrupt key business services, such as consumer-facing websites. We may not be able to anticipate or implement effective preventive measures against all security incidents and compromises, especially because the techniques used change frequently and because attacks can originate from a wide variety of sources. We employ detection and response mechanisms designed to contain and mitigate security incidents, but there are no assurances that these mechanisms will be effective and early detection efforts may be thwarted by sophisticated attacks and malware designed to avoid detection. Despite our investments in detection strategy and a 24/7/365 security operations center, we also may fail to detect the existence of a security incident related to the information of our members.

The access by unauthorized persons to, or the improper disclosure by us of, confidential information regarding our members, prospective members, technology platform clients and the customers of our technology platform clients, or our proprietary information, software, methodologies and business secrets could interrupt our business or operations, result in significant legal and financial exposure, supervisory liability, damage to our reputation or a loss of confidence in the security of our systems, products and services, all of which could have a material adverse impact on our business. Because each loan that we originate involves, in part, our proprietary automated underwriting process, any failure of our computer systems involving our automated underwriting process and any technical or other errors contained in the software pertaining to our automated underwriting process could compromise our ability to accurately evaluate potential members, which could negatively impact our results of operations. Furthermore, any failure of our computer systems could cause an interruption in operations and result in disruptions in, or reductions in the amount of, collections from the loans we make to our members. Additionally, if threat actors were able to access our secure files, they might be able to gain access to the personal information of our members, prospective members, technology platform clients and the customers of our technology platform clients. If we are unable to prevent such activity, we may be subject to significant liability, negative publicity and a material loss of members or technology platform clients, all of which may negatively affect our business. In addition, there have in the past been a number of well-publicized attacks or incidents affecting companies in the financial services industry that have heightened concern by consumers, which could also intensify regulatory focus, cause users to lose trust in the security of the industry in general and result in reduced use of our services and increased costs, all of which could also have a material adverse effect on our business.

The processing of personal data and implementation of new technologies could give rise to liabilities as a result of federal, state and international laws and regulations, as well as our failure to adhere to the privacy and data security practices that we articulate to our members.

We collect, process, store, use, share and/or transmit a large volume of personal information and other non-public data from current, past and prospective members. There are federal, state, and foreign laws regarding privacy, data security and the collection, use, storage, protection, sharing and/or transmission of personal information and non-public data. Additionally, many states continue to enact legislation on matters of privacy, information security, cybersecurity, data breach and data breach notification requirements. For example, as of January 1, 2020, the CCPA granted additional consumer rights with respect to data privacy in California. The CCPA was amended by a California ballot initiative, the CPRA, in November 2020. The CCPA amendments, including expanded rights for consumers and obligations for businesses, went into effect on January 1, 2023. The CCPA, among other things, entitles California residents to know how their personal information is being collected and shared, to access or request the deletion of their personal information and to opt out of the sharing of their personal information. The amended CCPA also created a new state agency, the CPPA, and vested it with full administrative power, authority and jurisdiction to implement and enforce the CCPA. Generally, personal information that we process is subject to GLBA and thereby exempt from CCPA coverage. However, the CCPA regulates other personal information that we collect and process in connection with the business. While we have made modifications to our data collection and processing practices and policies to comply with the CCPA, we cannot predict their impact on our business, operations or financial condition.

Laws similar to the CCPA have been passed in numerous other states, a number of which will enter into force in 2025. Further, a number of other states have proposed new privacy laws, some of which would be comprehensive such as the CCPA and others which are more narrowly focused on particular types of data. Such proposed legislation, if enacted, may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies. The existence of comprehensive privacy laws in different states in the country would make our compliance obligations more complex and costly and may increase the likelihood that we may be subject to enforcement actions or otherwise incur liability for noncompliance. In addition, laws in all 50 U.S. states require businesses to provide notice to individuals if certain of their personal information has been disclosed as a result of a qualifying data breach. These various privacy and security laws may impact our business activities, including our identification of research subjects, relationships with business partners and ultimately the marketing and distribution of our products. State laws are changing rapidly and U.S. Congress may in the future enact a comprehensive federal data privacy law to which we may likely become subject.

Outside the United States, an increasing number of laws, regulations, and industry standards apply to data privacy and security. For example, the EU GDPR, the UK GDPR, various Latin American ("LATAM") privacy laws such as Brazil's Lei Geral de Proteção de Dados Pessoais ("LGPD") and Argentina's Ley de Protección de los Datos Personales ("PDPA") impose strict requirements for the processing of personal data of individuals located, respectively, within the EEA, the UK and LATAM region. For example, under the EU GDPR, government regulators may impose temporary or definitive bans on data processing, as well as fines of up to 20 million Euros (£17.5 million in the UK) or 4% of the annual global revenue of the company, whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests. Certain jurisdictions, such as the EU, Switzerland, the UK and LATAM have enacted cross-border personal data transfers laws regulating personal data flows to third countries. For example, absent appropriate safeguards or other circumstances, the EU GDPR generally restricts the transfer of personal data to countries outside of the EEA, such as the United States, which the European Commission does not consider to be providing an adequate level of personal data protection. The European Commission has issued standard contractual clauses for data transfers from controllers or processors in the EU (or otherwise subject to the EU GDPR) to controllers or processors established outside the EU. The standard contractual clauses require exporters to assess the risk of a data transfer on a case-by-case basis, including an analysis of the laws in the destination country. The UK is not subject to the European Commission's standard contractual clauses but has published a UK-specific transfer mechanism, which enables transfers from the UK. The UK-specific mechanism, the "International Data Transfer Agreement", requires a similar risk assessment of the transfer as the standard contractual clauses. Further, the EU and United States have adopted its adequacy decision for the EU-U.S. Data Privacy Framework ("Framework"), which entered into force on July 11, 2023. This Framework provides that the protection of personal data transferred between the EU and the United States is comparable to that offered in the EU. This provides a further avenue to ensuring transfers to the United States are carried out in line with the EU GDPR. There has been an extension to the Framework to cover UK transfers to the United States. The Framework could be challenged like its predecessor frameworks. This complexity and the additional contractual burden may increase our overall risk exposure. In addition, laws in Switzerland and LATAM similarly restrict personal data transfers outside of those jurisdictions to countries such as the United States of America that do not provide an adequate level of personal data protection. In addition to European restrictions on cross-border personal data transfers, other jurisdictions have enacted or are considering similar cross-border personal data transfer laws and

local personal data residency laws, any of which could increase the cost and complexity of doing business. If we cannot implement a valid compliance mechanism for cross-border personal data transfers, we may face increased exposure to regulatory actions, substantial fines, and injunctions against processing or transferring personal data from Europe or elsewhere. Inability to import personal data to the United States may significantly and negatively impact our business operations, including by limiting our ability to collaborate with parties subject to European and other data protection laws or requiring us to increase our personal data processing capabilities in Europe and/or elsewhere at significant expense.

Separately, as the regulatory framework for machine learning technology and AI evolves, new state laws and regulations are emerging, such as the Colorado AI Act which will go into effect on February 1, 2026, and California's AB 2013, which requires generative AI developers to post information on their websites regarding the data used to train their AI systems. It is possible that other new laws and regulations will be adopted in the near future, or that existing laws and regulations may be interpreted in ways that would affect our business and the ways in which we may use AI and machine learning technology, our financial condition and our results of operations, including as a result of the cost to comply with such laws or regulations. For example, the EU's Artificial Intelligence Act ("AI Act") - the world's first comprehensive AI law - entered into force on August 1, 2024 and, with some exceptions, will begin to apply as of August 2, 2026. This legislation imposes significant obligations on providers and deployers of high-risk artificial intelligence systems, and encourages providers and deployers of artificial intelligence systems to account for EU ethical principles in their development and use of these systems. If we develop or use AI systems that are governed by the AI Act, it may necessitate ensuring higher standards of data quality, transparency, and human oversight, as well as adhering to specific ethical, accountability, and administrative requirements, some of which may increase our costs and compliance obligations. Further, potential government regulation related to AI use and ethics may also increase the cost of research and development in this area, and failure to properly remediate AI usage or ethics issues may cause public confidence in AI to be undermined, which could slow adoption of AI in our products and services.

Any violations of these laws and regulations may require us to change our business practices or operational structure, including limiting our activities in certain states and/or jurisdictions, address legal claims, and sustain monetary penalties, reputational damage and/or other harms to our business. Further, in certain cases we rely on the data processing, privacy, data protection and cybersecurity practices of our third-party service providers, including with regard to maintaining the confidentiality, security and integrity of data. If we fail to manage our third-party service providers or their relevant practices, or if they fail to meet any requirements with regard to data processing, privacy, data protection or cybersecurity required by applicable legal or contractual obligations that we face (including any applicable requirements of our clients), we may be liable in certain cases. Legal obligations relating to privacy, cybersecurity and data protection may require us to manage our third-party service providers and their practices and to enter into agreements with them in certain cases. We may face difficulties in binding our third-party service providers to these agreements and otherwise managing their relevant practices, which may subject us to claims, proceedings, and liabilities.

Furthermore, our online privacy policy and website make certain statements regarding our privacy, information security, and data security practices with regard to information collected from our members. Failure to adhere to such practices may result in regulatory scrutiny and investigation (including the potential for fines and monetary penalties), complaints by affected members, reputational damage and other harm to our business. If either we, or the third-party service providers with which we share member data, are unable to address privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation, and harm our business.

Disruptions in the operation of our computer systems and third-party data centers and service providers could have an adverse effect on our business.

Our ability to deliver products and services to our members and clients, and otherwise operate our business and comply with applicable laws, depends on the efficient and uninterrupted operation of our computer systems and third-party data centers, as well as third-party service providers. Our computer systems and third-party providers may encounter service interruptions at any time due to system or software failure or errors, employee misconfiguration of resources or misdirected communications, natural disasters, severe weather conditions, health pandemics, terrorist attacks, cyberattacks or other events. For example, in September 2023, the SoFi Invest platform experienced a service interruption that resulted in some of our members being unable to view certain of their account information and unable to buy and sell securities and other financial products on our platform for a period of time. Any such events, including persistent interruptions or perceptions of such interruptions whether true or not, in our products and services could cause members to believe that our products and services are unreliable, leading them to switch to our competitors or to otherwise avoid our products and services, and otherwise have a negative effect on our business and technology infrastructure (including our computer network systems), which could lead to member dissatisfaction or long-term disruption of our operations. Additionally, our insurance policies might be insufficient to

cover a claim made against us by any such members affected by any disruptions, outages, or other performance or infrastructure problems.

Additionally, our reliance on third-party providers may mean that we will not be able to resolve operational problems internally or on a timely basis, as our operations will depend upon such third-party service providers communicating appropriately and responding swiftly to their own service disruptions through industry standard best practices in business continuity and/or disaster recovery. As a last resort, we may rely on our ability to replace a third-party service provider if it experiences difficulties that interrupt operations for a prolonged period of time or if an essential third-party service terminates. If these service arrangements are terminated for any reason without an immediately available substitute arrangement, our operations may be severely interrupted or delayed. If such interruption or delay were to continue for a substantial period of time, our business, prospects, financial condition and results of operations could be adversely affected.

The implementation of technology changes and upgrades to maintain current and integrate new systems may cause service interruptions, transaction processing errors or system conversion delays and may cause us to fail to comply with applicable laws, all of which could have a material adverse effect on our business. We have made and expect to continue to make substantial and increasing investments in "observability", or the monitoring of our systems, but limitations or failures in those systems may exacerbate other problems by preventing us from anticipating or quickly detecting issues. In addition, our ability to monitor third party services and service providers is limited, and so our ability to anticipate, detect, and remediate anomalies in those services is also more limited when compared to our internal systems monitoring.

Although our current use of artificial intelligence and machine learning is limited, our systems and those of our partners are increasingly reliant on artificial intelligence machine learning systems, which are complex and may have errors or inadequacies that are not easily detectable. These systems may inadvertently reduce the efficiency of our systems, or may cause unintentional or unexpected outputs that are incorrect, do not match our business goals, do not comply with our policies, or otherwise are inconsistent with our brands, guiding principles and mission. Errors or breakdowns in our machine learning systems could also result in damage to our reputation, loss of members, loss of revenue or liability for damages, any of which could adversely affect our growth prospects and our business.

We expect that new technologies and business processes applicable to the financial services industry will continue to emerge and that these new technologies and business processes may be better than those we currently use. There is no assurance that we will be able to successfully adopt new technology as critical systems and applications become obsolete and better ones become available. A failure to maintain and/or improve current technology and business processes could cause disruptions in our operations or cause our solution to be less competitive, all of which could have a material adverse effect on our business.

Risks Related to Ownership of Our Securities

The price of our common stock has fluctuated and may be volatile in the future.

The price of our common stock has fluctuated and may continue to fluctuate due to a variety of factors, including:

- changes in the industry in which we operate, including public perception of such industry;

- developments involving our competitors;

- changes in laws and regulations affecting our business, or changes in policies with respect to student loan forgiveness;

- changes in interest rates and inflation;

- variations in our operating performance and the performance of our competitors in general;

- actual or anticipated fluctuations in our quarterly or annual operating results;

- publication of research reports by securities analysts about us or our competitors or our industry;

- the public's reaction to our press releases, our other public announcements and our filings with the SEC or any changes in our reputation;

- actions by stockholders;

- additions and departures of key personnel;

- commencement of, or involvement in, litigation or regulatory enforcement investigations involving our company;

- changes in our capital structure, such as future issuances of securities or the incurrence of additional debt, including in connection with acquisitions;

- any reverse stock split of our outstanding shares of common stock, which may increase the price of our common stock;

- volatility in capital markets and changes in the volume of shares of our common stock available for public sale; and

- general economic and political conditions, such as the effects of recessions, interest rates, tariffs, inflation, consumer confidence and spending, public perception of the financial services industry, availability of loans and liquidity in the capital markets, local and national elections, corruption, political instability and acts of war or terrorism, including escalating conflict in the Middle East and the ongoing war in Ukraine, and policy- and regulatory-related changes resulting from the recent changes to the U.S. presidential administration.

These market and industry factors, as well as others, may materially reduce the market price of our common stock regardless of our operating performance.

We do not intend to pay cash dividends on our common stock for the foreseeable future.

We currently intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not intend to pay cash dividends on our common stock in the foreseeable future. Any future determination to pay dividends on our common stock will be at the discretion of our Board of Directors and will depend on obtaining regulatory approvals, if required, our financial condition, results of operations, capital requirements, restrictions contained in future agreements and financing instruments, business prospects and such other factors as our Board of Directors deems relevant.

If analysts publish inaccurate or unfavorable research, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that analysts publish about our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, as they have done in the past, the price of our common stock would likely decline. If few analysts cover us, demand for our common stock could decrease and our common stock price and trading volume may decline. Similar results may occur if one or more of these analysts stop covering us in the future or fail to publish reports on us regularly. In addition, analysts may establish and publish their own periodic projections for us. These projections may vary widely and may not accurately predict the results we actually achieve. Our share price may decline if our actual results do not match the projections of these research analysts. In addition, if the market for technology stocks or financial services stocks or the broader stock market experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations.

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our common stock may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert management's attention from other business concerns, which could seriously harm our business.

Future resales of our common stock may cause the market price of our securities to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur, have in the past and could in the future depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Sales of a substantial number of shares, or the perception that such sales may occur, could have a material and adverse effect on the trading price of our common stock. Sales of a substantial number of shares of common stock in the public market could occur at any time. We have filed with the SEC, and the SEC has declared effective, a registration statement covering shares of our common stock issued in connection with the Agreement, including shares issued to the Third Party PIPE Investors, among others, to facilitate such sales and we have filed a registration statement on Form S-3 which allows us to sell securities from time to time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could cause the market price of our common stock to decline or increase the volatility in the market price of our common stock.

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our stock incentive plans or otherwise will dilute all other stockholders.

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our stock incentive plans or otherwise will dilute our stockholders. We expect to issue additional capital stock in the future that will result in dilution to all other stockholders. We expect to continue granting equity awards to employees, directors, and consultants under our stock incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in complementary companies, products, or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our common stock to decline.

There can be no assurance that we will be able to comply with the continued listing standards of Nasdaq.

If Nasdaq delists our shares of common stock from trading on its exchange for failure to meet Nasdaq's listing standards, we and our stockholders could face significant material adverse consequences, including:

- a limited availability of market quotations for our securities;

- reduced liquidity for our securities;

- a determination that our common stock is a "penny stock," which will require brokers trading in our common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

- a limited amount of news and analyst coverage; and

- a decreased ability to issue additional securities or obtain additional financing in the future.

Delaware law and our organizational documents contain certain provisions, including anti-takeover provisions that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

The General Corporation Law of the State of Delaware (the "DGCL") and our organizational documents contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, and therefore depress the trading price of our common stock. Additionally, these provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of our Board of Directors or taking other corporate actions, including effecting changes in our management. Among other things, our organizational documents include provisions regarding:

- the ability of our Board of Directors to issue shares of preferred stock, including "blank check" preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

- the prohibition of cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

- limitations on the liability of our directors, and the indemnification of our directors and officers;

- the ability of our Board of Directors to amend our bylaws, which may allow our Board of Directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend our bylaws to facilitate an unsolicited takeover attempt; and

- advance notice procedures with which stockholders must comply to nominate candidates to our Board of Directors or to propose matters to be acted upon at a stockholders' meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in our Board of Directors and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our company.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in the Board of Directors or management of our company.

The provisions of our bylaws requiring exclusive forum in the Court of Chancery of the State of Delaware and the federal district courts of the United States for certain types of lawsuits may have the effect of discouraging certain lawsuits, including derivative lawsuits and lawsuits against our directors and officers, by limiting plaintiffs' ability to bring a claim in a judicial forum that they find favorable.

Our bylaws provide that, to the fullest extent permitted by law, and unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, in the event that such court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for any state law claims for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim for or based on a breach of a fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us or any of our current or former directors, officers or other employees arising pursuant to any provision of the DGCL or our bylaws or Certificate of Incorporation (as either may be amended from time to time), (iv) any action asserting a claim related to or involving our company that is governed by the internal affairs doctrine, and (v) any action asserting an "internal corporate claim" as that term is defined in Section 115 of the DGCL (the "Delaware Forum Provision"). The Delaware Forum Provision, however, does not apply to actions or claims arising under the Exchange Act. Our bylaws also provide that, unless we consent in writing to the selection of an alternate forum, the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, will be the United States Federal District Courts (the "Federal Forum Provision"). Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder; our stockholders cannot and will not be deemed to have waived compliance with the U.S. federal securities laws and the rules and regulations thereunder.

The Delaware Forum Provision and the Federal Forum Provision in our bylaws may impose additional litigation costs on stockholders in pursuing any such claims and may also impose additional litigation costs on stockholders who assert that either such provision is not enforceable or invalid. Additionally, these forum selection clauses may limit our stockholders' ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage the filing of lawsuits against us and our directors, officers and employees, even though an action, if successful, might benefit our stockholders. In addition, while the Delaware Supreme Court and other states courts have upheld the validity of federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court, there is still some uncertainty as to whether other courts will enforce our Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The Court of Chancery of the State of Delaware and the federal district courts of the United States may reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Cyber Risk Management and Strategy

At SoFi, we recognize the importance of information security practices designed to protect the confidentiality, integrity, and availability of company information and the personal information that our customers share with us. Using guidance set forth in our Enterprise Risk Management program, we have implemented a cybersecurity risk management program to lead and support the management of information security risks in accordance with our risk profile and business strategy, which is informed by recognized industry standards and frameworks, such as International Organization for Standardization 27002:2013. For additional guidance, we also refer to the National Institute of Standards and Technology Cybersecurity Framework, Payment Card Industry Data Security Standard, Federal Financial Institutions Examination Council information security guidelines, and Center of Internet Security controls.

Our cybersecurity risk management program includes a number of components, designed to identify, analyze, and respond to cybersecurity risks, including reliance on a layered system of preventative and detective technologies, controls, and policies designed to detect, mitigate, and contain cybersecurity threats. Information security program risk assessments and third party attestations and assessments are conducted periodically by both internal and external resources. We leverage qualified third-party security assessors to identify vulnerabilities through both internal and external penetration tests and perform internal cybersecurity maturity assessments. In addition, our internal audit team conducts information security and information technology audits on an annual basis. We are also subject to examinations by applicable regulators. We conduct cybersecurity awareness training for personnel upon hire and on a periodic basis thereafter, which includes phishing training campaigns.

As part of our cybersecurity risk management program, SoFi maintains a formal Third-Party Security Risk Management program that provides oversight of cybersecurity risks related to supplier relationships. During supplier onboarding, we perform risk-based due diligence for suppliers with access to confidential SoFi information or that require technical integration with SoFi systems. This program includes the provision of a cybersecurity risk assessment to these suppliers during onboarding as well as ongoing monitoring, assessment, and contract review.

We have not identified any cybersecurity incidents or threats that have materially affected us or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. For more information on risks to us from cybersecurity threats, see "*Cyberattacks and other security incidents and compromises could have an adverse effect on our business, harm our reputation and expose us to liability and adversely affect our ability to collect payments and maintain accurate accounts. Efforts to prevent and respond to these attacks and incidents are costly*" in Part I, Item 1A. "*Risk Factors—Information Technology and Data Risks*".

Governance Related to Cybersecurity Risks

The Board of Directors has overall responsibility for risk oversight and has delegated oversight of our cybersecurity program to the Risk Committee, which is comprised of a minimum of three Board members. The Risk Committee is responsible for the information technology and cybersecurity function at the Company. Relevant duties include, but are not limited to, annually reviewing Cybersecurity's prior year performance and the upcoming program roadmap, and approving the cybersecurity program. The Risk Committee meets at least four times each year and discusses cybersecurity risk management as relevant and applicable.

Our CISO has primary responsibility for assessing and managing our cybersecurity program. The CISO has served in this role at SoFi for four years and has over twenty years of experience working in senior leadership positions in the cybersecurity industry. He previously served as the CISO at leading software and data analytics companies and co-founded a cybersecurity company. The CISO provides cybersecurity updates, including risks and threats to the Risk Committee as appropriate, on a quarterly basis.

Item 2. Properties

We primarily operate through a network of leased properties, including largely office spaces, which are primarily located in the United States. We believe our existing facilities are adequate to meet our current business requirements, particularly as we offer our employees the choice of working full time in the office, a hybrid approach, or full-time remote. We expect that will be able to find suitable space to accommodate any potential future expansion. Our properties total approximately 396,000 square feet, with the most significant properties and the reportable segments that primarily utilize those properties as follows:

Location	Approximate Square Footage	Segments[1]
California (San Francisco HQ, Sacramento)	111,000	L, TP, FS
Utah (Cottonwood Heights, Sandy)	92,000	L, TP, FS
North Carolina (Charlotte)	43,000	L
Florida (Jacksonville)	37,000	L, FS
Montana (Helena)	20,000	L
Uruguay (Montevideo)	14,000	TP
New York (New York City)	13,000	L, FS
Texas (Frisco)	13,000	L
Washington (Seattle)	10,000	L, FS
Kansas (Overland Park)	10,000	L
Argentina (Buenos Aires)	8,000	TP
Mexico (Cuauhtémoc)	7,000	TP

(1) Segment references include: L = Lending, TP = Technology Platform, and FS = Financial Services.

Item 3. Legal Proceedings

 The information required by Item 103 of Regulation S-K is included in *Note 18. Commitments, Guarantees, Concentrations and Contingencies* to the Notes to Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K.

Item 4. Mine Safety Disclosures

 Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information and Holders of Record

On June 1, 2021, our common stock began trading on the Nasdaq Global Select Market under the symbol "SOFI". Prior to that time, there was no public market for our stock. As of January 31, 2025, there were 465 holders of record of our common stock, which does not include persons whose stock is held in nominee or "street name" accounts through brokers, banks and intermediaries. As many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Securities Authorized for Issuance Under Equity Compensation Plans

The equity compensation plan information required by Item 201(d) of Regulation S-K will be set forth in the definitive Proxy Statement for the Company's annual meeting of stockholders, which we intend to file with the SEC within 120 days of the end of our 2024 fiscal year, and is incorporated by reference in this Annual Report on Form 10-K. Additionally, refer to *Note 16. Share-Based Compensation* to the Notes to Consolidated Financial Statements included in Part II, Item 8. for additional information on our equity compensation plans.

Performance Graph

The following graph shows the cumulative total stockholder return on our common stock compared to the cumulative total returns of the Nasdaq Composite index and the S&P Financial index. The graph tracks the performance of a $100 investment in our common stock and in each index (with the reinvestment of all dividends, as applicable) from June 1, 2021 (the date our common stock commenced trading on the Nasdaq Global Select Market) to December 31, 2024.



	June 1, 2021	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2024
SoFi	$ 100.00	$ 70.42	$ 20.35	$ 43.93	$ 67.99
Nasdaq Composite	100.00	114.30	77.11	111.54	144.52
S&P Financial	100.00	103.57	92.66	103.92	135.67

Recent Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

We did not have any purchases of our equity securities during the fourth quarter of 2024.

Dividends

We have never declared nor paid cash dividends on our common stock. We currently do not intend to pay cash dividends for the foreseeable future.

Item 6. Reserved

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of our consolidated results of operations and financial condition. You should read this discussion and analysis in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K. Certain amounts may not foot or tie to other disclosures due to rounding. Certain information in this discussion and analysis or set forth elsewhere in this Annual Report on Form 10-K contains forward-looking statements that involve numerous risks and uncertainties, including, but not limited to, those described under the sections entitled "Cautionary Note Regarding Forward-Looking Statements" and Part I, Item 1A. "Risk Factors". We assume no obligation to update any of these forward-looking statements. Actual results may differ materially from those contained in any forward-looking statements.

Business Overview

We are a mission driven company designed to help our members achieve financial independence in order to realize their ambitions. We were founded in 2011 and have developed a suite of financial products that offers the speed, selection, content and convenience that only an integrated digital platform can provide. Everything we do today is geared toward helping our members "Get Your Money Right" and we strive to innovate and build ways for our members to achieve this goal.

In order to help achieve our mission, we are a member-centric, one-stop shop for financial services that, through our Lending and Financial Services products, allows members to borrow, save, spend, invest and protect their money. We refer to our customers as "members" and "clients", as defined under *"Key Business Metrics"*. We offer personal loans, student loans, home loans and related servicing and offer a variety of financial services products, such as SoFi Money, SoFi Credit Card, SoFi Invest and SoFi Relay, that provide more daily interactions with our members, as well as products and capabilities, such as SoFi At Work, that are designed to appeal to enterprises. Lending related services that we offer through our Loan Platform Business help a broader range of borrowers to find lending solutions, through our relationships with members as well as third-party enterprise partners. Our Technology Platform supports innovation for a broad range of enterprises, with offerings that give clients the ability to create, launch and run financial products.

In February 2025, we expanded our SoFi Plus membership program, which provides a range of benefits across our suite of products including an attractive APY with a SoFi Money account, extra cash back rewards, exclusive rate discounts on loans and more. Members are able to access these membership benefits through a monthly subscription or direct deposit to a checking and savings account.

See Item 1. *"Business—Our Reportable Segments"* for a discussion of our segments and their corresponding products. The discussion below focuses on the ways in which our key products and services within each reportable segment generate revenues and/or incur expenses for the Company.

Business Highlights

SoFi is a financial services company that leverages technology to serve people and enterprises. SoFi's continuous investments in innovation and brand building yielded several milestones in the year, fueling significant member and product growth and paving the way for future growth.

We achieved a number of key financial achievements in the year ended December 31, 2024, including total net revenue of $2.7 billion, representing an increase of 26% over total net revenue in 2023. Diluted earnings per share for the year ended December 31, 2024 was $0.39 compared to a loss per share of $0.36 for the year ended December 31, 2023. Diluted EPS for the 2024 period does not include benefits from the gain on convertible debt exchanges in the first and third quarters of 2024.

Continued growth in both total members and products, along with improving operating efficiency, reflects the benefits of our broad product suite and Financial Services Productivity Loop strategy. Total members reached over 10.1 million as of December 31, 2024, a 34% year over year increase, while total products reached over 14.7 million as of December 31, 2024, a 32% year over year increase.

Lending segment contribution profit of $890.5 million for the year ended December 31, 2024 increased 8% over 2023. Contribution margin for 2024 and 2023 was 60%. Lending segment performance was driven by an increase in net interest income primarily attributable to higher loan balances in 2024. We recorded an average net interest margin of 5.80% for the year ended December 31, 2024, a decrease of 8 bps, compared to 5.88% in 2023. The decrease in net interest margin for the year ended December 31, 2024 was driven by an increase in average interest-bearing liabilities of 44% and a decrease in yields on interest-earning assets of 7 bps, partially offset by an increase in average interest-earning assets of 38% and a decrease on the average rate paid on interest-bearing liabilities of 17 bps. Origination volume for our Lending products increased 33%, primarily driven by continued strong demand for personal loans and home loans, as well as growth in the student loan business, despite operating in unpredictable macroeconomic headwinds. Student loan demand increased in the latter part of 2023 following the resumption of principal and interest payments on federally-held student loans and we continued to experience increasing student loan demand with interest rate reductions in 2024. Our acquisition of Wyndham in the second quarter of 2023 provided increased capacity and capabilities for our home loans product, which we expect to continue to provide benefits. This contributed to a notable increase in 2024 in home loans alongside further diversification and expansion of our home loan product offerings, such as home equity loans. We expect overall home loans growth could be correlated with interest rate movements in 2025.

Technology Platform segment contribution profit of $127.0 million for the year ended December 31, 2024 increased 34% over 2023, and total net revenue of $395.2 million for the year ended December 31, 2024 increased 12% over 2023. Technology Platform total enabled client accounts increased 15% year-over-year, to 168 million up from 145 million in the prior year period. Growth was driven primarily by account growth in Latin America, consumer brands in the United States and clients with innovative use cases like earned wage access and money movement, as well as contribution from new clients. Our pipeline of potential clients spans banks, consumer brands, and fintech companies across consumer and B2B segments, which we believe offer larger and more durable revenue. We believe our pipeline of potential new clients is strong, and the investments we have made in this segment have expanded our market opportunity. We continue to make significant strides in our strategy of leveraging our unique product suite to pursue diversified growth and expansion to serve a broad range of clients, including governmental agencies, consumer brands and financial institutions. Entering 2025, we are seeing strong demand from new partners as we signed several notable deals that represent more predictable revenue from larger established brands with higher average deal sizes. We expect modest growth in segment revenue to continue in 2025 and beyond, as implementation and integration cycles from these deals will be gradual and with revenue impacts expected in 2026.

Within our Financial Services segment, contribution profit of $307.0 million for the year ended December 31, 2024 significantly improved compared to a contribution loss of $0.3 million in 2023. Total net revenue of $821.5 million for the year ended December 31, 2024 increased 88% over 2023. We achieved continued strong growth in deposits, ending the year with $26.0 billion of deposits as of December 31, 2024, allowing us to maintain diversified sources of funding and driving an increase in net interest income earned on our deposits. Noninterest income grew 144% from the prior year period to $248.1 million in the current year. This increase was driven by our Loan Platform Business, where we originate loans on behalf of third parties and refer pre-qualified borrowers to origination partners. During the year, the Loan Platform Business generated $141.6 million in loan platform fees, driven by $2.1 billion of personal loans originated on behalf of third parties, as well as referrals. In addition to our Loan Platform business, we continued to see growth in interchange fees driven by increased spend across Money and Credit Card. By continuously innovating with new and relevant offerings, features and rewards for members, we grew total Financial Services products by 34% year-over-year to 12.7 million at year-end. We continue to achieve scale in our marketing spend and improvement in operating leverage in the segment. We expect to continue to scale our Loan Platform Business services and increase our fee-based revenue through increased brand awareness and network effects, and continue to improve contribution profit in the segment.

The strength of our results underscores our belief that our suite of differentiated products and services provides the foundation for a diversified business that can endure through market cycles as well as in the face of exogenous factors. For instance, our access to multiple channels of funding, including deposit and loan warehouse funding, provides increased optionality in sourcing liquidity through different environments and periods of capital markets volatility, as well as increases our flexibility to capture additional net interest margin and optimize returns. This typically provides more stable earnings in any macroeconomic environment but is particularly important during times of macroeconomic volatility.

During 2024, we continued to have strong deposit contribution from direct deposit members. We expect that our funding mix will continue to move towards deposit funding, which generally has a lower borrowing cost of funds than warehouse financing . We also continue to provide our members with access to expanded FDIC insurance coverage through a network of participating banks in our Insured Deposit Program, further enhancing the benefits of our offering to our members. Our total capital ratio, as calculated under applicable regulatory capital rules, was 16.2% as of December 31, 2024. See *Note 21. Regulatory Capital* to the Notes to Consolidated Financial Statements for additional information.

Lending Segment

Net interest income, which we define as the difference between the earned interest income and interest expense to finance loans, is a key component of the profitability of our Lending segment. Lending segment net interest income represents the difference between interest income earned on our loans and an FTP charge for the segment's use of funds to originate loans, which can fluctuate based on changes in interest rates, funding curves, the composition of our balance sheet and the availability of capital.

Technology Platform Segment

We earn technology products and solutions fees for providing an integrated platform as a service for financial and non-financial institutions. Many of our Technology Platform segment contracts are multi-year contracts. In certain of our contracts, we provide for a variety of integrated platform services, which vary by client and are either non-cancellable or cancellable with a substantive payment. Pricing structures under these contracts are typically volume-based, or a combination of activity and volume-based, and payment terms are predominantly monthly in arrears. Many of these contracts contain minimum monthly payments, which may result in credits if we do not meet the agreed upon monthly service levels. We also earn subscription and service fees for providing software licenses and associated services, including implementation, maintenance and subsequent

development work. We charge a recurring subscription fee for the software license and related maintenance services. Other software-related services are billed on a periodic basis as the services are provided. Certain arrangements for software and related services contain a provision for a fixed upfront payment.

Financial Services Segment

We earn revenues in connection with our Financial Services segment primarily in the ways listed below. See *Note 20. Business Segment and Geographic Information* and *Note 3. Revenue* to the Notes to Consolidated Financial Statements for additional information on the FTP framework and Financial Services revenue from contracts with customers. Certain products, such as our complementary product SoFi Relay, do not provide direct sources of revenue. Revenue is driven primarily by variability in product utilization by members, as well as volume of transactions related to arrangements that we enter into with enterprise partners as outlined below.

- *Net interest income*: Net interest income is a key component of the profitability of our Financial Services segment as it relates primarily to our SoFi Money and credit card products. Net interest income on SoFi Money is based on interest income determined using our FTP framework, net of interest expense based on the interest rate offered to our members on their deposits. Net interest income on credit card is based on the contractual interest included in credit card agreements, net of interest expense as determined using the FTP framework.

- *Loan Platform Business, other fees*: Through our Loan Platform Business, we originate loans on behalf of third-party partners, for which we receive a specified fee upon sale. The fee includes components for a fixed price per loan and recognition of servicing assets. These fees accounted for 36% of our total Financial Services noninterest income for the year ended December 31, 2024.

- *Referral fees*: Through strategic partnerships, we earn a specified referral fee in connection with referral activity we facilitate through our platform, inclusive of referral fees generated through our Loan Platform Business for providing pre-qualified borrower referrals (referred loans) to a third-party partner who separately contracts with a loan originator. Referral fees are paid to us by third-party partners that offer services to end users who do not use one of our product offerings, but who were referred to the partners through our platform. Our referral fee is calculated as either a fixed price per successful referral, a percentage of the funded loan, or a percentage of the transaction volume between the enterprise partners and referred consumers. Total referral fees, inclusive of referral fees generated through our Loan Platform Business, accounted for 24% of our total Financial Services noninterest income for the year ended December 31, 2024.

- *Interchange fees*: We earn interchange fees from our SoFi-branded debit cards and credit cards. These fees are remitted by merchants and represent a percentage of the underlying transaction value processed through a payment network. We engage a card association and enter into contracts that establish the shared economics of SoFi-branded transaction cards. Interchange fees accounted for 27% of our total Financial Services noninterest income for the year ended December 31, 2024.

- *Brokerage fees*: We earn brokerage fees primarily from our share lending and payment for order flow arrangements related to our SoFi Invest product, in which we benefit through a negotiated multi-year revenue sharing arrangement, since our members' brokerage activity drives the share lending and payment for order flow volume. Brokerage fees accounted for 9% of our total Financial Services noninterest income for the year ended December 31, 2024.

Non-GAAP Financial Measures

This Annual Report on Form 10-K presents information about certain non-GAAP financial measures provided as supplements to the results provided in accordance with GAAP. Our management and Board of Directors use these non-GAAP measures, to evaluate our operating performance, formulate business plans, help better assess our overall liquidity position, and make strategic decisions, including those relating to operating expenses and the allocation of internal resources. Accordingly, we believe that these non-GAAP measures provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and Board of Directors. These non-GAAP measures have limitations as analytical tools, and should not be considered in isolation from, or as a substitute for, the analysis of other GAAP financial measures. Other companies may not use these non-GAAP measures or may use similar measures that are defined in a different manner. Therefore, our non-GAAP measures may not be directly comparable to similarly titled measures of other companies.

Adjusted Net Revenue

Adjusted net revenue is a non-GAAP measure. Adjusted net revenue is defined as total net revenue, adjusted to exclude the fair value changes in servicing rights and residual interests classified as debt due to valuation inputs and assumptions changes, which relate only to our Lending segment, as well as gains and losses on extinguishment of debt. We adjust total net revenue to exclude these items, as they are non-cash charges that are not realized during the period or not indicative of our core operating performance, and therefore positive or negative changes do not impact the cash available to fund our operations. Management believes this measure is useful because it enables management and investors to assess our underlying operating performance and cash available to fund our operations. In addition, management uses this measure to better decide on the proper expenses to authorize for each of our operating segments, to ultimately help achieve target contribution profit margins.



The following table reconciles adjusted net revenue to total net revenue, the most directly comparable GAAP measure:

	Year Ended December 31,		
($ in thousands)	2024	2023	2022
Total net revenue (GAAP)	$ 2,674,859	$ 2,122,789	$ 1,573,535
Servicing rights – change in valuation inputs or assumptions[1]	(6,280)	(34,700)	(39,651)
Residual interests classified as debt – change in valuation inputs or assumptions[2]	108	425	6,608
Gain on extinguishment of debt[3]	(62,517)	(14,574)	—
Adjusted net revenue (non-GAAP)	$ 2,606,170	$ 2,073,940	$ 1,540,492

_____

(1) Reflects changes in fair value inputs and assumptions on servicing rights, including conditional prepayment, default rates and discount rates. These assumptions are highly sensitive to market interest rate changes and are not indicative of our performance or results of operations. Moreover, these non-cash charges are unrealized during the period and, therefore, have no impact on our cash flows from operations.

(2) Reflects changes in fair value inputs and assumptions on residual interests classified as debt, including conditional prepayment, default rates and discount rates. When third parties finance our consolidated securitization VIEs by purchasing residual interests, we receive proceeds at the time of the closing of the securitization and, thereafter, pass along contractual cash flows to the residual interest owner. These residual debt obligations are measured at fair value on a recurring basis, but they have no impact on our initial financing proceeds, our future obligations to the residual interest owner (because future residual interest claims are limited to contractual securitization collateral cash flows), or the general operations of our business.

(3) Reflects gain on extinguishment of debt. Gains and losses are recognized during the period of extinguishment for the difference between the net carrying amount of debt extinguished and the fair value of equity securities issued.

The following table reconciles adjusted net revenue to total net revenue, the most directly comparable GAAP measure, for the quarterly periods presented:

	Quarter Ended							
($ in thousands)	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023
Total net revenue (GAAP)	$ 734,125	$ 697,121	$ 598,618	$ 644,995	$ 615,404	$ 537,209	$ 498,018	$ 472,158
Servicing rights – change in valuation inputs or assumptions[1]	4,962	(4,362)	(1,654)	(5,226)	(6,595)	(7,420)	(8,601)	(12,084)
Residual interests classified as debt – change in valuation inputs or assumptions[2]	25	9	1	73	10	928	(602)	89
Gain on extinguishment of debt[3]	—	(3,323)	—	(59,194)	(14,574)	—	—	—
Adjusted net revenue (non-GAAP)	$ 739,112	$ 689,445	$ 596,965	$ 580,648	$ 594,245	$ 530,717	$ 488,815	$ 460,163

_____

(1) See footnote (1) to the table above.

(2) See footnote (2) to the table above.

(3) See footnote (3) to the table above.

The following table reconciles adjusted net revenue for the Lending segment to total net revenue for the Lending segment, the most directly comparable GAAP measure:

	Year Ended December 31,		
($ in thousands)	2024	2023	2022
Total net revenue – Lending (GAAP)	$ 1,485,222	$ 1,370,621	$ 1,139,991
Servicing rights – change in valuation inputs or assumptions[1]	(6,280)	(34,700)	(39,651)
Residual interests classified as debt – change in valuation inputs or assumptions[2]	108	425	6,608
Adjusted net revenue – Lending (non-GAAP)	$ 1,479,050	$ 1,336,346	$ 1,106,948

_____

(1) See footnote (1) to the table above.

(2) See footnote (2) to the table above.

Adjusted Contribution Margin and Incremental Adjusted Contribution Margin — Lending

Adjusted contribution margin and incremental adjusted contribution margin are non-GAAP measures and relate only to our Lending segment. Adjusted contribution margin is defined as segment contribution profit (loss) for the Lending segment, divided by adjusted net revenue for the Lending segment, a non-GAAP measure. Incremental adjusted contribution margin is defined as the change in segment contribution profit (loss) for our Lending segment, divided by change in adjusted net revenue for the Lending segment. See '*Adjusted Net Revenue*' above for a reconciliation of Lending segment adjusted net revenue.

Management believes adjusted contribution margin metrics are useful because they enable management and investors to assess the underlying operating performance of our Lending segment, by removing the impact of changes in volume over periods to present a comparable view of segment contribution profit (loss), which is a measure of the direct profitability of each of our reportable segments, as a percentage of segment adjusted net revenue for the Lending segment during each period.

The following table presents a reconciliation of adjusted contribution margin and incremental adjusted contribution margin for our reportable Lending segment:

| ($ in thousands) | Year Ended December 31, | | | 2024 vs 2023 | 2023 vs 2022 |
	2024	2023	2022	$ Change	$ Change
Lending					
Contribution profit – Lending (GAAP)	$ 890,543	$ 823,273	$ 664,003	$ 67,270	$ 159,270
Net revenue – Lending (GAAP)	1,485,222	1,370,621	1,139,991	114,601	230,630
Contribution margin – Lending (GAAP)[1]	60 %	60 %	58 %		
Incremental contribution margin – Lending (GAAP)[1]	59 %	69 %			
Adjusted net revenue – Lending (non-GAAP)[2]	$1,479,050	$1,336,346	$1,106,948	$ 142,704	$ 229,398
Adjusted contribution margin – Lending (non-GAAP)	60 %	62 %	60 %		
Incremental adjusted contribution margin – Lending (non-GAAP)	47 %	69 %			

_____

(1)   Contribution margin is defined for each of our reportable segments as contribution profit (loss), divided by net revenue. Incremental contribution margin for each of our reportable segments is defined as the change in segment contribution profit (loss), divided by change in net revenue.

(2)   Refer to '*Adjusted Net Revenue*' above for reconciliation of this non-GAAP measure.

Adjusted EBITDA, Adjusted EBITDA Margin and Incremental Adjusted EBITDA Margin

Adjusted EBITDA, adjusted EBITDA margin and incremental adjusted EBITDA margin are non-GAAP measures. Adjusted EBITDA is defined as net income (loss), adjusted to exclude, as applicable: (i) corporate borrowing-based interest expense (our adjusted EBITDA measure is not adjusted for warehouse or securitization-based interest expense, nor deposit interest expense and finance lease liability interest expense, as these are direct operating expenses), (ii) income tax expense (benefit), (iii) depreciation and amortization, (iv) share-based expense (inclusive of equity-based payments to non-employees), (v) restructuring charges, (vi) impairment expense (inclusive of goodwill impairment and property, equipment and software abandonments), (vii) transaction-related expenses, (viii) foreign currency impacts related to operations in highly inflationary countries, (ix) fair value changes in each of servicing rights and residual interests classified as debt due to valuation assumptions, (x) gain on extinguishment of debt, and (xi) other charges, as appropriate, that are not expected to recur and are not indicative of our core operating performance.

Adjusted EBITDA margin is computed as adjusted EBITDA divided by adjusted net revenue. Incremental adjusted EBITDA margin is defined as the change in adjusted EBITDA, divided by change in adjusted net revenue. See '*Adjusted Net Revenue*' above for a reconciliation of this non-GAAP measure.

Management believes adjusted EBITDA, adjusted EBITDA margin and incremental adjusted EBITDA margin are useful measures for period-over-period comparisons of our business. These measures enable management and investors to assess our core operating performance or results of operations by removing the effects of certain non-cash items and charges, as well as the impact of changes in volume over periods as applicable. In addition, management uses these measures to help evaluate cash flows generated from operations and the extent of additional capital, if any, required to invest in strategic initiatives.

Net Income (Loss) and Adjusted EBITDA
In Thousands



The following table reconciles adjusted EBITDA to net income (loss), the most directly comparable GAAP measure, and presents the computations of adjusted EBITDA margin and incremental adjusted EBITDA margin:

($ in thousands)	Year Ended December 31,			2024 vs 2023 $ Change	2023 vs 2022 $ Change
	2024	2023	2022		
Net income (loss) (GAAP)	$ 498,665	$(300,742)	$(320,407)	$ 799,407	$ 19,665
Non-GAAP adjustments:					
Interest expense – corporate borrowings[1]	48,346	36,833	18,438	11,513	18,395
Income tax (benefit) expense[2]	(265,320)	(416)	1,686	(264,904)	(2,102)
Depreciation and amortization[3]	203,498	201,416	151,360	2,082	50,056
Share-based expense	246,152	271,216	305,994	(25,064)	(34,778)
Restructuring charges[4]	1,530	12,749	—	(11,219)	12,749
Impairment expense[5]	—	248,417	—	(248,417)	248,417
Foreign currency impact of highly inflationary subsidiaries[6]	1,683	10,971	—	(9,288)	10,971
Transaction-related expense[7]	615	142	19,318	473	(19,176)
Servicing rights – change in valuation inputs or assumptions[8]	(6,280)	(34,700)	(39,651)	28,420	4,951
Residual interests classified as debt – change in valuation inputs or assumptions[9]	108	425	6,608	(317)	(6,183)
Gain on extinguishment of debt[10]	(62,517)	(14,574)	—	(47,943)	(14,574)
Total adjustments	167,815	732,479	463,753	(564,664)	268,726
Adjusted EBITDA (non-GAAP)	$ 666,480	$ 431,737	$ 143,346	$ 234,743	$ 288,391
Total net revenue (GAAP)	$2,674,859	$2,122,789	$1,573,535	$ 552,070	$ 549,254
Net income (loss) margin (GAAP)	19 %	(14)%	(20)%		
Incremental net income (loss) margin (GAAP)	145 %	4 %			
Adjusted net revenue (non-GAAP)[11]	$2,606,170	$2,073,940	$1,540,492	$ 532,230	$ 533,448
Adjusted EBITDA margin (non-GAAP)	26 %	21 %	9 %		
Incremental adjusted EBITDA margin (non-GAAP)	44 %	54 %			

_____

(1) Our adjusted EBITDA measure adjusts for corporate borrowing-based interest expense, as these expenses are a function of our capital structure. Corporate borrowing-based interest expense includes interest on our revolving credit facility, as well as interest expense and the amortization of debt discount and

debt issuance costs on our convertible notes. Revolving credit facility interest expense in 2024 and 2023 increased due to elevated average interest rates relative to the prior year on identical outstanding debt. Convertible note interest expense in 2024 increased related to the issuance of interest-bearing convertible senior notes during the first quarter of 2024.

(2) Our income tax position in 2024 was primarily due to the release in the fourth quarter of a $258 million valuation allowance against certain deferred tax assets based on our reassessment of their realizability. Income taxes in 2023 were primarily attributable to income tax benefits from foreign losses in jurisdictions with net deferred tax liabilities related to Technisys, offset by income tax expense associated with the profitability of SoFi Bank in state jurisdictions where separate filings are required, as well as federal taxes where our tax credits and loss carryforwards may be limited. Income taxes in 2022 were primarily attributable to tax expense at SoFi Lending Corp and SoFi Bank due to profitability in state jurisdictions where separate filings are required and recognition of expense from Technisys in certain Latin American countries where separate returns are filed. The expense was partially offset by deferred tax benefits from the amortization of intangible assets acquired in the Technisys Merger. See *Note 17. Income Taxes* to the Notes to Consolidated Financial Statements for additional information.

(3) Depreciation and amortization expense in 2024 was primarily related to our internally-developed software and intangibles. Depreciation and amortization expense in 2023 increased compared to 2022 primarily in connection with acquisitions and growth in our internally-developed software balance.

(4) Restructuring charges in 2024 relate to legal entity restructuring. Restructuring charges in 2023 primarily included employee-related wages, benefits and severance associated with a small reduction in headcount in our Technology Platform segment in the first quarter of 2023 and expenses in the fourth quarter of 2023 related to a reduction in headcount across the Company, which do not reflect expected future operating expenses and are not indicative of our core operating performance.

(5) Impairment expense in 2023 includes $247,174 related to goodwill impairment, and $1,243 related to a sublease arrangement, which are not indicative of our core operating performance. See *Note 8. Goodwill and Intangible Assets* to the Notes to Consolidated Financial Statements for additional information on goodwill impairment.

(6) Foreign currency charges reflect the impacts of highly inflationary accounting for our operations in Argentina, which are related to our Technology Platform segment and commenced in the first quarter of 2022 with the Technisys Merger. For the year ended December 31, 2023, all amounts were reflected in the fourth quarter, as inter-quarter amounts were determined to be immaterial. Amounts in 2022 were determined to be immaterial.

(7) Transaction-related expenses in 2024 and 2023 included financial advisory and professional services costs associated with our acquisition of Wyndham. Transaction-related expenses in 2022 primarily included financial advisory and professional services costs associated with our acquisition of Technisys.

(8) Reflects changes in fair value inputs and assumptions, including market servicing costs, conditional prepayment, default rates and discount rates. This non-cash change is unrealized during the period and, therefore, has no impact on our cash flows from operations. As such, these positive and negative changes in fair value attributable to assumption changes are adjusted out of net income (loss) to provide management and financial users with better visibility into the earnings available to finance our operations.

(9) Reflects changes in fair value inputs and assumptions, including conditional prepayment, default rates and discount rates. When third parties finance our consolidated VIEs through purchasing residual interests, we receive proceeds at the time of the securitization close and, thereafter, pass along contractual cash flows to the residual interest owner. These obligations are measured at fair value on a recurring basis, which has no impact on our initial financing proceeds, our future obligations to the residual interest owner (because future residual interest claims are limited to contractual securitization collateral cash flows), or the general operations of our business. As such, these positive and negative non-cash changes in fair value attributable to assumption changes are adjusted out of net income (loss) to provide management and financial users with better visibility into the earnings available to finance our operations.

(10) Reflects gain on extinguishment of debt. Gains and losses are recognized during the period of extinguishment for the difference between the net carrying amount of debt extinguished and the fair value of equity securities issued.

(11) Refer to '*Adjusted Net Revenue*' above for reconciliation of this non-GAAP measure.

The following table reconciles adjusted EBITDA to net income (loss), the most directly comparable GAAP measure, for the quarterly periods presented:

				Quarter Ended				
($ in thousands)	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023
Net income (loss) (GAAP)	$332,473	$ 60,745	$17,404	$ 88,043	$ 47,913	$(266,684)	$(47,549)	$ (34,422)
Non-GAAP adjustments:								
Interest expense – corporate borrowings	12,039	12,871	12,725	10,711	9,882	9,784	9,167	8,000
Income tax (benefit) expense	(272,549)	3,110	(2,064)	6,183	3,245	(244)	(1,780)	(1,637)
Depreciation and amortization	53,545	51,791	49,623	48,539	53,449	52,516	50,130	45,321
Share-based expense	66,367	63,646	61,057	55,082	69,107	62,005	75,878	64,226
Restructuring charges	255	1,275	—	—	7,796	—	—	4,953
Impairment expense	—	—	—	—	—	247,174	—	1,243
Foreign currency impact of highly inflationary subsidiaries	840	475	194	174	10,971	—	—	—
Transaction-related expense	—	—	615	—	—	(34)	176	—
Servicing rights – change in valuation inputs or assumptions	4,962	(4,362)	(1,654)	(5,226)	(6,595)	(7,420)	(8,601)	(12,084)
Residual interests classified as debt – change in valuation inputs or assumptions	25	9	1	73	10	928	(602)	89
Gain on extinguishment of debt	—	(3,323)	—	(59,194)	(14,574)	—	—	—
Total adjustments	(134,516)	125,492	120,497	56,342	133,291	364,709	124,368	110,111
Adjusted EBITDA (non-GAAP)	$197,957	$186,237	$137,901	$144,385	$181,204	$ 98,025	$76,819	$ 75,689
Total net revenue (GAAP)	$734,125	$697,121	$598,618	$644,995	$615,404	$537,209	$498,018	$472,158
Net income (loss) margin (GAAP)	45 %	9 %	3 %	14 %	8 %	(50)%	(10)%	(7)%
Adjusted net revenue (non-GAAP)	$739,112	$689,445	$596,965	$580,648	$594,245	$530,717	$488,815	$460,163
Adjusted EBITDA margin (non-GAAP)	27 %	27 %	23 %	25 %	30 %	18 %	16 %	16 %

Adjusted Net Income (Loss), Adjusted Net Income Margin, Incremental Adjusted Net Income Margin and Adjusted EPS

Adjusted net income (loss), adjusted net income margin, incremental adjusted net income margin and adjusted diluted earnings (loss) are non-GAAP measures. Adjusted net income (loss) is defined as net income (loss), adjusted to exclude, as applicable, goodwill impairment expense and certain income tax benefits that are not expected to recur and are not indicative of our core operating performance.

Adjusted diluted earnings (loss) per share ("adjusted EPS") is a non-GAAP financial measure that adjusts GAAP diluted earnings (loss) per share. Adjusted EPS is computed by dividing net income (loss) attributable to common stockholders, adjusted to exclude, as applicable, goodwill impairment expense and certain income tax benefits that are not expected to recur and are not indicative of our core operating performance, by the diluted weighted average number of shares of common stock outstanding during the period.

Adjusted net income margin is computed as adjusted net income (loss) divided by adjusted net revenue. Incremental adjusted net income margin is defined as the change in adjusted net income (loss), divided by change in adjusted net revenue. See '*Adjusted Net Revenue'* above for a reconciliation of this non-GAAP measure.

Management believes adjusted net income (loss), adjusted net income margin, incremental adjusted net income margin and adjusted EPS are useful because they enable management and investors to assess our core operating performance or results of operations, by removing the effects of certain non-cash items and charges to present a comparable view for period over period comparisons of our business.

The following table: (i) reconciles adjusted net income (loss) to net income (loss), the most directly comparable GAAP measure, (ii) reconciles adjusted EPS to diluted earnings (loss) per share, the most directly comparable GAAP measure, and (iii) presents the computations of adjusted net income margin and incremental adjusted net income margin.

($ and shares in thousands, except per share amounts)	Year Ended December 31,			2024 vs 2023 $ Change	2023 vs 2022 $ Change
	2024	2023	2022		
Net income (loss) (GAAP)	$ 498,665	$ (300,742)	$ (320,407)	$ 799,407	$ 19,665
Non-GAAP adjustments:					
Income tax benefit from release of tax valuation allowance	(258,401)	—	—	(258,401)	—
Income tax benefit from restructuring	(13,042)	—	—	(13,042)	—
Goodwill impairment expense	—	247,174	—	(247,174)	247,174
Adjusted net income (loss) (non-GAAP)	$ 227,222	$ (53,568)	$ (320,407)	$ 280,790	$ 266,839
Numerator:					
Net income (loss) attributable to common stockholders – diluted (GAAP)[1]	$ 434,776	$ (341,167)	$ (360,832)		
Non-GAAP adjustments:					
Income tax benefit from release of tax valuation allowance	(258,401)	—	—		
Income tax benefit from restructuring	(13,042)	—	—		
Goodwill impairment expense	—	247,174	—		
Adjusted net income (loss) attributable to common stockholders – diluted (non-GAAP)	$ 163,333	$ (93,993)	$ (360,832)		
Denominator:					
Weighted average common stock outstanding – diluted	1,101,390	945,024	900,886		
Earnings (loss) per share – diluted (GAAP)[1]	$ 0.39	$ (0.36)	$ (0.40)		
Impact of adjustments per share	(0.24)	0.26	—		
Adjusted earnings (loss) per share – diluted (non-GAAP)[1]	$ 0.15	$ (0.10)	$ (0.40)		
Net income (loss) margin (GAAP)	19 %	(14)%	(20)%		
Adjusted net revenue (non-GAAP)[2]	$ 2,606,170	$ 2,073,940	$ 1,540,492		
Adjusted net income margin (non-GAAP)	9 %	(3)%	(21)%		
Incremental adjusted net income margin (non-GAAP)	53 %	50 %			

_____

(1) For the year ended December 31, 2024, diluted earnings per share and diluted net income attributable to common stockholders exclude gain on extinguishment of debt, net of tax, as well as interest expense incurred, net of tax, associated with convertible note activity during the period as evaluated under the if-converted method.

(2) Refer to '*Adjusted Net Revenue*' above for reconciliation of this non-GAAP measure.

Key Business Metrics

The table below presents the key business metrics that management uses to evaluate our business, measure our performance, identify trends and make strategic decisions:

	December 31,			2024 vs. 2023		2023 vs. 2022	
	2024	**2023**	**2022**	**Variance**	**% Change**	**Variance**	**% Change**
Members	10,127,323	7,541,860	5,222,533	2,585,463	34 %	2,319,327	44 %
Total Products[(1)]	14,745,435	11,142,476	7,894,636	3,602,959	32 %	3,247,840	41 %
Total Products — Lending segment	2,010,354	1,663,006	1,340,597	347,348	21 %	322,409	24 %
Total Products — Financial Services segment[(1)]	12,735,081	9,479,470	6,554,039	3,255,611	34 %	2,925,431	45 %
Total Accounts — Technology Platform segment	167,713,818	145,425,391	130,704,351	22,288,427	15 %	14,721,040	11 %

_____

(1) In the fourth quarter of 2023, we transferred the crypto services provided by SoFi Digital Assets, LLC, and began closing existing digital assets accounts and removing the account from Invest products. This process was completed in the first quarter of 2024. As of December 31, 2023, SoFi Invest products included 265,595 digital assets accounts. Excluding these accounts (that were closed as part of the transfer of the crypto services), total products increased by 3,868,554, or 36%, and total financial services products increased by 3,521,206, or 38%, during the year ended December 31, 2024 .

See "*Summary Results by Segment*" for additional metrics we review at the segment level.

Members

We refer to our customers as "members". We define a member as someone who has a lending relationship with us through origination and/or ongoing servicing, opened a financial services account, linked an external account to our platform or signed up for our credit score monitoring service. Our members have access to our CFPs, our member events, our content, educational material, news, and our tools and calculators, which are provided at no cost to the member. Additionally, our mobile application and website have a member home experience that is personalized and delivers content to a member about what they must do that day in their financial life, what they should consider doing that day in their financial life, and what they can do that day in their financial life. Beginning in the first quarter of 2024, we aligned our methodology for calculating member and product metrics with our member and product definitions to include co-borrowers, co-signers, and joint- and co-account holders, as applicable. Quarterly amounts for prior periods were determined to be immaterial and were not recast.

Once someone becomes a member, they are always considered a member unless they are removed in accordance with our terms of service, in which case, we adjust our total number of members. This could occur for a variety of reasons—including fraud or pursuant to certain legal processes—and, as our terms of service evolve together with our business practices, product offerings and applicable regulations, our grounds for removing members from our total member count could change. The determination that a member should be removed in accordance with our terms of service is subject to an evaluation process, following the completion, and based on the results, of which, relevant members and their associated products are removed from our total member count in the period in which such evaluation process concludes. However, depending on the length of the evaluation process, that removal may not take place in the same period in which the member was added to our member count or the same period in which the circumstances leading to their removal occurred. For this reason, our total member count may not yet reflect adjustments that may be made once ongoing evaluation processes, if any, conclude.

We view members as an indication not only of the size and a measurement of growth of our business, but also as a measure of the significant value of the data we have collected over time. The data we collect from our members helps us to, among other things: (i) assess loan life performance data on each loan in our ecosystem, which can inform risk-based interest rates that we can offer our members, (ii) understand our members' spending behavior to identify and suggest other products we offer that may align with the members' financial needs, and (iii) enhance our opportunities to sell additional products to our members, as our members represent a vital source of marketing opportunities. When we provide additional products to members, it helps improve our unit economics per member, as we save on marketing costs that we would otherwise incur to attract new members. It also increases the lifetime value of an individual member. This in turn enhances our Financial Services Productivity Loop.

Member growth is generally an indicator of future revenue, but is not directly correlated with revenues, since not all members who sign up for one of our products fully utilize or continue to use our products, and not all of our products (such as our complimentary product, SoFi Relay) provide direct sources of revenue.

Since our inception through December 31, 2024, we have served approximately 10.1 million members who have used approximately 14.7 million products on the SoFi platform.

Members

In Thousands



Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	Q3'24	Q4'24
5,656	6,240	6,957	7,542	8,132	8,774	9,373	10,127

Total Products

Total products refers to the aggregate number of lending and financial services products that our members have selected on our platform since our inception through the reporting date, whether or not the members are still registered for such products. Total products is a primary indicator of the size and reach of our Lending and Financial Services segments. Management relies on total products metrics to understand the effectiveness of our member acquisition efforts and to gauge the propensity for members to use more than one product.

In our Lending segment, total products refers to the number of personal loans, student loans and home loans that have been originated through our platform through the reporting date, inclusive of loans which we originate as part of our Loan Platform Business, whether or not such loans have been paid off. If a member has multiple loan products of the same loan product type, such as two personal loans, that is counted as a single product. However, if a member has multiple loan products across loan product types, such as one personal loan and one home loan, that is counted as two products. The account of a co-borrower or co-signer is not considered a separate lending product.

In our Financial Services segment, total products refers to the number of SoFi Money accounts (inclusive of checking and savings accounts held at SoFi Bank and cash management accounts), SoFi Invest accounts, SoFi Credit Card accounts (including accounts with a zero dollar balance at the reporting date), referred loans (which are originated by a third-party partner to which we provide pre-qualified borrower referrals), SoFi At Work accounts and SoFi Relay accounts (with either credit score monitoring enabled or external linked accounts) that have been opened through our platform through the reporting date. Checking and savings accounts are considered one account within our total products metric. Our SoFi Invest service is composed of two products: active investing accounts and robo-advisory accounts. Our members can select any one or combination of the types of SoFi Invest products. If a member has multiple SoFi Invest products of the same account type, such as two active investing accounts, that is counted as a single product. However, if a member has multiple SoFi Invest products across account types, such as one active investing account and one robo-advisory account, those separate account types are considered separate products. The account of a joint- or co-account holder is considered a separate financial services product. In the event a member is removed in accordance with our terms of service, as discussed under "Members" above, the member's associated products are also removed.

Product growth is generally an indicator of future revenue, but is not directly correlated with revenues, since not all members who sign up for one of our products immediately or fully utilize or continue to use our products, and not all of our products (such as our complimentary product, SoFi Relay) provide direct sources of revenue. Further, product growth may not directly correlate with expense growth as a result of the effects of the Financial Services Productivity Loop.

See "*Consolidated Results of Operations*" and "*Summary Results by Segment*" for discussion and analysis of operating results.

Products
In Thousands



Total lending products were composed of the following:

Lending Products	December 31,			2024 vs. 2023		2023 vs. 2022	
	2024	2023	2022	Variance	% Change	Variance	% Change
Personal loans[1]	1,405,928	1,113,864	837,462	292,064	26 %	276,402	33 %
Student loans	568,612	519,489	477,132	49,123	9 %	42,357	9 %
Home loans	35,814	29,653	26,003	6,161	21 %	3,650	14 %
Total lending products	2,010,354	1,663,006	1,340,597	347,348	21 %	322,409	24 %

_____

(1)   Includes loans which we originate as part of our Loan Platform Business.

Total financial services products were composed of the following:

Financial Services Products	December 31,			2024 vs. 2023		2023 vs. 2022	
	2024	2023	2022	Variance	% Change	Variance	% Change
Money[1]	5,094,785	3,374,310	2,195,402	1,720,475	51 %	1,178,908	54 %
Invest[2]	2,525,059	2,380,641	2,158,864	144,418	6 %	221,777	10 %
Credit Card	279,360	245,385	171,425	33,975	14 %	73,960	43 %
Referred loans[3]	85,205	55,231	40,980	29,974	54 %	14,251	35 %
Relay	4,636,755	3,336,868	1,921,986	1,299,887	39 %	1,414,882	74 %
At Work	113,917	87,035	65,382	26,882	31 %	21,653	33 %
Total financial services products[2]	12,735,081	9,479,470	6,554,039	3,255,611	34 %	2,925,431	45 %

_____

(1)   Includes checking and savings accounts held at SoFi Bank, and cash management accounts.

(2)   In the fourth quarter of 2023, we transferred the crypto services provided by SoFi Digital Assets, LLC, and began closing existing digital assets accounts and removing the account from Invest products. This process was completed in the first quarter of 2024. As of December 31, 2023, SoFi Invest products included 265,595 digital assets accounts. Excluding these accounts (that were closed as part of the transfer of the crypto services), total products increased by 3,868,554, or 36%, and total financial services products increased by 3,521,206, or 38%, during the year ended December 31, 2024.

(3)   Limited to loans wherein we provide third party fulfillment services as part of our Loan Platform Business.

Technology Platform Total Accounts

In our Technology Platform segment, total accounts refers to the number of open accounts at Galileo as of the reporting date. We include intercompany accounts on the Galileo platform as a service in our total accounts metric to better align with the Technology Platform segment revenue reported in *Note 20. Business Segment and Geographic Information* to the Notes to Consolidated Financial Statements, which includes intercompany revenue. Intercompany revenue is eliminated in consolidation. Total accounts is a primary indicator of the accounts dependent upon our technology platform to use virtual card products, virtual wallets, make peer-to-peer and bank-to-bank transfers, receive early paychecks, separate savings from spending balances, make debit transactions and rely upon real-time authorizations, all of which result in revenues for the

Technology Platform segment. We do not measure total accounts for the Technisys products and solutions, as the revenue model is not primarily dependent upon being a fully integrated, stand-ready service.



Technology Platform Accounts

In Millions

| | December 31, | | | 2024 vs. 2023 | 2023 vs. 2022 |
	2024	2023	2022	% Change	% Change
Total accounts	167,713,818	145,425,391	130,704,351	15 %	11 %

Key Factors Affecting Operating Results

Our future operating results and cash flows are dependent upon a number of opportunities, challenges and other factors, including our loan origination volume, financial services products and member activity on our platform, growth in technology platform clients, competition and industry trends, general economic conditions and our ability to optimize our national bank charter.

Origination Volume

Our Lending segment is our largest segment, comprising 56%, 65% and 72% of total net revenue during the years ended December 31, 2024, 2023 and 2022, respectively. We are dependent upon the addition of new members and new activity from existing members to generate origination volume, which we believe is a contributor to Lending segment net revenue. We believe we have a high-quality loan portfolio, as indicated by our Lending segment weighted average origination FICO score of 750 during the year ended December 31, 2024.

We also originate and sell loans in support of our Loan Platform Business, through which we provide lending related services to third-party partners. We maintain the same lending relationship with borrowers across all loans that we originate, inclusive of those originated on behalf of a third-party partner and as such, reflect these products within our Lending segment total products. This enables borrowers to gain access to all the benefits of becoming a SoFi member, and enhances our opportunities to sell additional products from across our platform to these members. Revenue from the Loan Platform Business is fee-based.

See "*Industry Trends and General Economic Conditions*" for the impact of specific economic factors on origination volume.

Member Growth and Activity

We have invested heavily in our platform and are dependent on continued member growth, as well as our ability to generate additional revenues from our existing members using additional products and services. Member growth and activity is critical to our ability to increase our scale and earn a return on our technology and product investments. Growth in members and member activity will depend heavily on our ability to continue to offer attractive products and services at sustainable costs and our continued member acquisition and marketing efforts.

Product Offerings

Our aim is to develop and offer a best-in-class integrated financial services platform with products that meet the broad objectives of our members and the lifecycle of their financial needs. We have invested, and continue to invest, heavily in the development, improvement and marketing of our suite of lending and financial services products and are dependent on continued growth in the number of products selected by our members, as well as our ability to build trust and reliability between our members and our platform to reinforce the effects of the Financial Services Productivity Loop. In order to deliver on our strategy, we aim to foster positive member experiences designed to lead to more product adoption by existing members, leading to enhanced profitability for each additional product by lowering overall member acquisition costs.

Galileo Account Growth

Galileo primarily provides technology platform services to financial and non-financial institutions, which enabled us to diversify our business from a primarily consumer-based business to also serve enterprises that rely upon Galileo's integrated platform as a service to serve their clients. We are dependent on growth in the number of accounts at Galileo, which is an indication of the amount of users that are dependent upon the technology platform for a variety of products and services, including virtual card products, virtual wallets, peer-to-peer and bank-to-bank transfers, early paychecks and relying on real-time authorizations, all of which generate revenue for Galileo.

Operating as a Bank

A key element of our long-term strategy included securing a national bank charter, which we acquired in the first quarter of 2022 and began operating SoFi Bank (formerly Golden Pacific), and SoFi Technologies became a bank holding company. Operating as a bank allows for expanded access to multiple channels of funding, including deposits through SoFi Bank and borrowing capacity through the FHLB and Federal Reserve, which provides increased optionality in sourcing liquidity through different environments and periods of capital markets volatility, as well as increases our flexibility to capture additional net interest margin and optimize returns. Since acquiring our bank license, we have shifted and continue to expect our funding mix to move towards deposit funding, which generally has a lower cost of funds than warehouse financing.

See Part I, Item 1. *"Company Overview—SoFi Bank"* and "*Government Supervision and Regulation***"** for a discussion of the key expected financial benefits to us of operating a national bank and discussion of supervision and regulation that we are subject to. See Part I, Item 1A. "*Risk Factors*" for discussion of certain potential risks related to being a bank holding company.

Industry Trends and General Economic Conditions

Our results of operations have historically been relatively resilient to economic downturns but in the future may be impacted by the relative strength of the overall economy and its effect on unemployment, asset markets and consumer spending. As general economic conditions improve or deteriorate, the amount of consumer disposable income tends to fluctuate, which in turn impacts consumer spending levels and the willingness of consumers to take out loans to finance purchases or invest in financial assets. Specific economic factors, such as interest rate levels, changes in monetary and related policies, unemployment rates, market volatility, consumer confidence and changing expectations for inflation, also influence consumer spending, saving, investing and borrowing patterns.

The Federal Reserve decreased the benchmark interest rate in September, November and December 2024, and additional rate cuts are anticipated by many financial market participants in 2025, although the timing of such cuts, if any, remains uncertain. We have continued to see strong demand for our deposits as a result of our competitive interest rate offering and access to expanded FDIC insurance coverage through a network of participating banks in our Insured Deposit Program. High or rising interest rates have unfavorably impacted, and could continue to unfavorably impact, demand for refinancing loan products. In addition, if the Federal Reserve does not effectively curb inflation, interest rates were to rise unexpectedly or too quickly, or macroeconomic conditions deteriorate or do not improve, it could have a negative impact on the overall economy and result in increased unemployment, which could adversely impact our results of operations. In addition to benchmark interest rate considerations, economic and market volatility may adversely impact our liquidity, results of operations and financial condition. Our increased personal loan annualized charge-off rate year over year was reflective of our expectation of credit metrics to revert over time to more normalized levels, but remains healthy, while our lower credit card annualized charge-off rate was reflective of improvement in credit card delinquency rates. Negative changes to macroeconomic conditions may result in decreased demand for our products, increased operating costs and negatively impact our results of operations.

Fair Value of Loans

We measure our personal loans, student loans and home loans at fair value. Our fair value adjustments on loans impact our consolidated results of operations and include adjustments related to loans originated during the period, loans held at the

balance sheet date, as well as gains (losses) on loans sold or repurchased during the period. Fair value adjustments made in each reporting period are impacted by factors such as, among others, interest rates, weighted average coupon, credit spreads, actual and estimated losses, prepayment speeds, duration and previous loan sale execution on similar loans. In determining our fair value assumptions, we incorporate recent data impacting the capital markets, as well as factors specific to us. Changes in these factors, either positive or negative, can have a material impact on our results of operations.

The following table summarizes the significant inputs to the fair value model for personal and student loans:

	Personal Loans		Student Loans	
	December 31, 2024	September 30, 2024	December 31, 2024	September 30, 2024
Weighted average coupon rate[1]	13.4 %	13.5 %	5.9 %	5.9 %
Weighted average annual default rate	4.5 %	4.5 %	0.7 %	0.7 %
Weighted average conditional prepayment rate	26.0 %	26.1 %	11.0 %	10.7 %
Weighted average discount rate	5.29 %	4.78 %	4.40 %	3.99 %

_____

(1) Represents the average coupon rate on loans held on balance sheet, weighted by unpaid principal balance outstanding at the balance sheet date.

As of the fourth quarter of 2024 relative to the third quarter of 2024, we observed the following trends:

- The weighted average coupon rates on personal loans decreased by 10 bps, which reflects the impacts of loan sales and rate reduction passed on to borrowers related to drops during the fourth quarter. The weighted average coupon rates on student loans increased 4 bps, which reflects the impacts of loan sales.

- The weighted average conditional prepayment rate on student loans increased by 28 bps, which reflects increases in observed prepayments during the fourth quarter.

- The weighted average discount rates on personal loans and student loans increased by 51 bps and 41, respectively. For personal loans, our discount rate assumptions increased in the fourth quarter due to benchmark interest rates increasing by 63 bps, partially offset by spreads tightening by 12 bps. For student loans, our discount rate assumptions increased in the fourth quarter due to benchmark interest rates increasing by 76 bps, partially offset by credit spreads tightening by 35 bps. Credit spread changes are indicated by asset-backed security and secondary markets.

- Annualized net charge-off rates on personal loans in the fourth quarter of 2024 were 3.37%, which remained lower than the assumed weighted average default rates in our fair value model of 4.55%. Personal loan charge-offs during the third and fourth quarters of 2024 were impacted by delinquent loan sales of $81.0 million and $90.0 million, respectively, of aggregate unpaid principal balance. Annualized net charge-off rates on student loans in the fourth quarter of 2024 of 0.62% were lower than the assumed weighted average default rates in our fair value model of 0.73%. Our fair value assumption for annual default rate incorporates fair value markdowns on loans beginning when they are 10 days or more delinquent, with additional markdowns at 30 days, 60 days and 90 days past due.

The combination of these and other factors resulted in fair value losses recognized on our personal and student loans portfolios during the fourth quarter of 2024.

Student Loan Relief

While we expect we may continue to see an increase in student loan refinancing volume as borrowers may look to refinance at a lower rate as interest rates decline or, given the high interest rate environment compared to recent historical periods, may look to extend the loan term, the timing and impact to our student loan refinancing product will largely depend on expectations regarding the impact of the recent change in the U.S. presidential administration, the interest rate environment, how competitive our student loan refinancing products are compared to our competitors and macroeconomic factors. For example, in the past, the government has provided relief measures for federal student loan borrowers, including, among others, a federal student loan payment moratorium and debt forgiveness measures that were put forward by the Biden administration. Although we can't predict the measures related to student loans, if any, that the Trump administration may pursue, any changes in law, regulations or governmental policies could impact our business in ways that are difficult to predict.

Key Components of Results of Operations

Net Interest Income

Net interest income primarily reflects the excess of interest income earned on our loans over the interest expense incurred to fund such loans. Net interest income is impacted by loan origination volume, the level of securitization activity, the amount of time we hold loans on our consolidated balance sheet and the volume of member deposits, as well as prevailing interest rates, which impact the rates we receive on our loans and securitization-related investments in bonds and residual interest positions, and the rates we incur from our funding sources including our warehouse facilities, securitization debt and member deposits at SoFi Bank. We also incur interest expense related to our revolving credit facility and convertible notes, as well as on our convertible notes in the form of amortization of debt issuance costs and original issue discount.

Noninterest Income

Noninterest income primarily consists of: (i) fee-based revenue recognized from contracts with customers, which primarily relates to our technology products and solutions revenues and the growth and expansion of our financial services offerings, inclusive of referral fees generated through our Loan Platform Business for providing pre-qualified borrower referrals (referred loans) to be originated by a third-party partner, (ii) fees earned upon the sale of loans originated on behalf of third party partners through our Loan Platform Business, (iii) loan origination fees, whereby a borrower may optionally elect to pay origination fees to qualify for a lower annual percentage rate, (iv) fair value changes in loans while we hold them on our consolidated balance sheet and our securitization activities, inclusive of our hedging activities, (v) gains on sales of loans transferred into the securitization or whole loan sale channels, (vi) the income we receive from our loan servicing activities, as well as the assumption of servicing rights from third parties, (vii) gains and losses on non-securitization investments, and (viii) gains and losses on extinguishment of debt.

Noninterest Expense

Noninterest expense primarily relates to the following categories of expenses: (i) *technology and product development*, (ii) *sales and marketing*, (iii) *cost of operations*, and (iv) *general and administrative*. Certain costs are included within each of these line items, such as compensation and benefits-related expense (inclusive of share-based compensation expense), professional services, depreciation and amortization, and occupancy-related costs. We allocate certain costs to each of these categories based on department-level headcounts. We generally expect these expenses to increase in absolute dollars as our business continues to grow. Noninterest expense also includes *goodwill impairment,* related to the Galileo and Technisys reporting units.

Directly Attributable Expenses

As presented within *"Summary Results by Segment"*, in our determination of the contribution profit (loss) for our reportable segments, we allocate certain expenses that are directly attributable to the segment. Directly attributable expenses primarily include compensation and benefits and sales and marketing, inclusive of member incentives, and vary based on the amount of activity within each segment. Directly attributable expenses also include loan origination and servicing expenses, professional services, product fulfillment and lead generation. Expenses are attributed to the reportable segments using either direct costs of the segment or labor costs that can be attributed based upon the allocation of employee time for individual products.

Consolidated Results of Operations

The following table sets forth selected consolidated statements of income data:

($ in thousands)	Year Ended December 31,			2024 vs. 2023		2023 vs. 2022	
	2024	2023	2022	$ Change	% Change	$ Change	% Change
Net interest income	$ 1,716,481	$ 1,261,740	$ 584,096	$ 454,741	36 %	$ 677,644	116 %
Total noninterest income	958,378	861,049	989,439	97,329	11 %	(128,390)	(13)%
Total net revenue	2,674,859	2,122,789	1,573,535	552,070	26 %	549,254	35 %
Provision for credit losses[1]	31,712	54,945	54,332	(23,233)	(42)%	613	1 %
Total noninterest expense[1]	2,409,802	2,369,002	1,837,924	40,800	2 %	531,078	29 %
Income (loss) before income taxes	233,345	(301,158)	(318,721)	534,503	n/m	17,563	(6)%
Income tax benefit (expense)	265,320	416	(1,686)	264,904	n/m	2,102	n/m
Net income (loss)	$ 498,665	$ (300,742)	$ (320,407)	$ 799,407	n/m	$ 19,665	(6)%

_____

(1) In the fourth quarter of 2024, we made a presentation change to present the *provision for credit losses* below *total net revenue* and above *total noninterest expense*, from its previous presentation within *total noninterest expense*. Respective prior period amounts were recast to conform to the current period presentation.

Net Interest Income

The tables below present average balance and interest information for each major category of interest-earning assets and interest-bearing liabilities, along with net interest income and net interest margin.

Average Balances and Net Interest Earnings Analysis

	Year Ended December 31,								
	2024			**2023**			**2022**		
($ in thousands)	Average Balances[1]	Interest Income/ Expense	Average Yield/ Rate	Average Balances[1]	Interest Income/ Expense	Average Yield/ Rate	Average Balances[1]	Interest Income/ Expense	Average Yield/ Rate
Assets									
Interest-earning assets:									
Interest-bearing deposits with banks	$ 2,814,098	$ 133,686	4.75 %	$ 2,172,013	$ 91,312	4.20 %	$ 1,122,364	$ 10,841	0.97 %
Investment securities	1,412,821	79,338	5.62	541,590	25,096	4.63	494,005	12,542	2.54
Loans	25,360,067	2,594,793	10.23	18,733,812	1,934,659	10.33	9,200,023	749,071	8.14
Total interest-earning assets	29,586,986	2,807,817	9.49	21,447,415	2,051,067	9.56	10,816,392	772,454	7.14
Total noninterest-earning assets	3,305,102			3,055,580			2,812,054		
Total assets	$32,892,088			$24,502,995			$13,628,446		
Liabilities, Temporary Equity and Permanent Equity									
Interest-bearing liabilities:									
Demand deposits	$ 2,167,328	$ 45,117	2.08 %	$ 2,214,794	$ 51,673	2.33 %	$ 1,336,006	$ 21,814	1.63 %
Savings deposits	18,385,550	782,205	4.25	8,481,895	359,444	4.24	1,403,750	31,045	2.21
Time deposits	2,060,959	102,832	4.99	1,958,002	96,703	4.94	281,633	6,934	2.46
Total interest-bearing deposits	22,613,837	930,154	4.11	12,654,691	507,820	4.01	3,021,389	59,793	1.98
Warehouse facilities	1,555,603	97,781	6.29	3,142,096	192,987	6.14	2,378,935	71,717	3.01
Securitization debt	188,855	7,197	3.81	751,869	36,853	4.90	593,824	22,507	3.79
Other debt[2]	1,782,732	56,204	3.15	1,638,748	51,526	3.14	1,575,027	30,618	1.94
Total debt	3,527,190	161,182	4.57	5,532,713	281,366	5.09	4,547,786	124,842	2.75
Residual interests classified as debt	2,495	—	—	12,301	141	1.15	57,510	3,723	6.47
Total interest-bearing liabilities	26,143,522	1,091,336	4.17	18,199,705	789,327	4.34	7,626,685	188,358	2.47
Total noninterest-bearing liabilities	753,979			757,070			657,314		
Total liabilities	26,897,501			18,956,775			8,283,999		
Total temporary equity	123,221			320,374			320,374		
Total permanent equity	5,871,366			5,225,846			5,024,073		
Total liabilities, temporary equity and permanent equity	$32,892,088			$24,502,995			$13,628,446		
Net interest income[3]		$ 1,716,481			$ 1,261,740			$ 584,096	
Net interest margin[4]			5.80 %			5.88 %			5.40 %

---

(1) Average balances were calculated on daily carrying balances for the 2024 and 2023 periods, and on thirteen-month ending carrying balances for the 2022 period, as the daily analysis in the prior periods would have involved undue burden. Both average calculations are representative of our operations.

(2) Interest expense on other debt primarily includes debt issuance and discount expense, as well as interest expense on the revolving credit facility and convertible senior notes.

(3) Net interest income is calculated as the excess of total interest income on interest-earning assets over total interest expense on interest-bearing liabilities.

(4) Net interest margin is calculated as net interest income divided by total average interest-earning assets.

2024 vs. 2023. Net interest income increased by $454.7 million, or 36%, during the year ended December 31, 2024 compared to the year ended December 31, 2023, and net interest margin decreased by 8 basis points. Average interest-earning assets increased by 38% and average yields decreased by 7 basis points overall, while average interest-bearing liabilities increased by 44% and the average cost of interest-bearing liabilities decreased by 17 basis points.

The increases in net interest income were primarily driven by (i) higher interest income from personal loans and student loans of $602.1 million, which was primarily a function of increases in the average balance and origination volume, as

well as longer loan holding periods, (ii) higher interest income from investment securities of $54.2 million primarily attributable to higher average balances, (iii) higher interest income from interest-bearing deposits with banks of $42.4 million, primarily attributed to higher average balances, and (iv) lower interest expense on warehouse facilities and securitizations of $124.9 million primarily attributable to lower average balances, which is reflective of our continued funding mix shift towards deposit funding. These items were partially offset by higher interest expense on deposits of $422.3 million primarily attributable to higher average balances.

2023 vs. 2022. Net interest income increased by $677.6 million, or 116%, during the year ended December 31, 2023 compared to the year ended December 31, 2022, and net interest margin increased by 48 basis points. The increases were primarily driven by higher interest income from (i) personal loans, which was primarily a function of increases in the average balance and origination volume, as well as longer loan holding periods for both personal and student loans, and (ii) interest-bearing deposits with banks, which reflected our strong liquidity position in a rising interest rate environment. Average interest-earning assets increased by 98%, and average yields increased by 242 basis points.

These increases were partially offset by higher interest expense on deposits attributable to a higher average balance and higher interest rates offered to our members, and higher interest expense on warehouse facilities attributable to a higher average balance and higher interest rates incurred on our facilities, all of which are reflective of the higher interest rate environment year over year.

Analysis of Changes in Net Interest Income

The following table presents year-over-year changes in net interest income and the extent to which the variances are attributable to changes in the volume of our interest-earning assets and interest-bearing liabilities or changes in the interest rates related to these assets and liabilities:

($ in thousands)	2024 vs. 2023 Increase (Decrease) Due to Change in[1]:			2023 vs. 2022 Increase (Decrease) Due to Change in[1]:		
	Volume	Rate	Total Variance	Volume	Rate	Total Variance
Interest income:						
Interest-bearing deposits with banks	$ 30,503	$ 11,871	$ 42,374	$ 44,128	$ 36,343	$ 80,471
Investment securities	48,924	5,318	54,242	2,205	10,349	12,554
Loans	677,986	(17,852)	660,134	984,564	201,024	1,185,588
Total interest income	$ 757,413	$ (663)	$ 756,750	$ 1,030,897	$ 247,716	$ 1,278,613
Interest expense:						
Interest-bearing deposits	$ 425,495	$ (3,161)	$ 422,334	$ 386,575	$ 61,452	$ 448,027
Debt	(116,639)	(3,545)	(120,184)	50,088	106,436	156,524
Residual interests classified as debt	—	(141)	(141)	(519)	(3,063)	(3,582)
Total interest expense	$ 308,856	$ (6,847)	$ 302,009	$ 436,144	$ 164,825	$ 600,969
Net interest income	$ 448,557	$ 6,184	$ 454,741	$ 594,753	$ 82,891	$ 677,644

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(1) We calculate the change in interest income and interest expense separately for each item. Volume and rate changes have been allocated on a consistent basis using the respective percentage changes in average balances and average rates.

Loan Maturity Schedule

The following table presents the maturities of our loan portfolio, as well as the separate presentation of the total amount of loans in each loan category that are due after one year that have variable rates and fixed rates:

($ in thousands)	Within 1 year		After 1 year through 5 years		After 5 years through 15 years		After 15 years		Total	
As of December 31, 2024[1]										
Loan Portfolio:										
Personal loans	$	386,485	$	13,128,259	$	3,074,879	$	—	$	16,589,623
Student loans		4,941		1,222,684		4,951,901		2,036,103		8,215,629
Home loans		—		—		10,963		138,899		149,862
Secured loans		—		360,940		443,860		—		804,800
Credit card[2]		328,472		—		—		—		328,472
Commercial and consumer banking		2,654		3,056		11,284		135,644		152,638
Total loans	$	722,552	$	14,714,939	$	8,492,887	$	2,310,646	$	26,241,024
Loans with variable rates:										
Personal loans	$	308	$	—	$	—	$	308		
Student loans		10,565		83,633		18,626		112,824		
Commercial and consumer banking		351		5,566		126,320		132,237		
Total loans	$	11,224	$	89,199	$	144,946	$	245,369		
Loans with fixed rates:										
Personal loans	$	13,127,951	$	3,074,879	$	—	$	16,202,830		
Student loans		1,212,119		4,868,268		2,017,477		8,097,864		
Home loans		—		10,963		138,899		149,862		
Secured loans		360,940		443,860		—		804,800		
Commercial and consumer banking		2,705		5,718		9,324		17,747		
Total loans	$	14,703,715	$	8,403,688	$	2,165,700	$	25,273,103		

_____

(1) Maturities presented are based upon the contractual terms of the loans. Amounts represent unpaid principal balance of loans outstanding at period end.

(2) Due to the revolving nature of credit cards, we report all of our credit card balances as due within one year.

Noninterest Income

The following table presents the components of our total noninterest income:

($ in thousands)	Year Ended December 31,			2024 vs. 2023		2023 vs. 2022	
	2024	2023	2022	$ Change	% Change	$ Change	% Change
Loan origination, sales, and securitizations	$ 255,870	$ 371,812	$ 565,372	$ (115,942)	(31)%	$ (193,560)	(34)%
Servicing	22,244	37,328	43,547	(15,084)	(40)%	(6,219)	(14)%
Technology products and solutions	350,810	323,972	304,901	26,838	8 %	19,071	6 %
Loan platform fees	141,608	33,602	31,540	108,006	321 %	2,062	7 %
Other	187,846	94,335	44,079	93,511	99 %	50,256	114 %
Total noninterest income	$ 958,378	$ 861,049	$ 989,439	$ 97,329	11 %	$ (128,390)	(13)%

Loan Platform Business

The following table presents the components of noninterest income associated with our Loan Platform Business:

($ in thousands)	Year Ended December 31,			2024 vs. 2023		2023 vs. 2022	
	2024	2023	2022	$ Change	% Change	$ Change	% Change
Loan platform fees[1]	$ 141,608	$ 33,602	$ 31,540	$ 108,006	321 %	$ 2,062	7 %
Servicing[2]	15,825	2,464	3,711	13,361	542 %	(1,247)	(34)%
Loan platform fees and servicing, total noninterest income	$ 157,433	$ 36,066	$ 35,251	$ 121,367	337 %	$ 815	2 %

_____

(1) Recorded within *noninterest income—loan platform fees* in the consolidated statements of operations and comprehensive income (loss), and the Financial Services reportable segment.

(2) Recorded within *noninterest income—servicing* in the consolidated statements of operations and comprehensive income (loss), and the Lending reportable segment. Amounts reflect revenue from our servicing agreements on loans which we did not originate, excluding the impacts of changes in fair value inputs and assumptions on related servicing rights as they were immaterial for all periods presented.

2024 vs. 2023. Total noninterest income increased by $97.3 million, or 11%, for the year ended December 31, 2024 compared to the year ended December 31, 2023. The increase was primarily attributable to: (i) in *loan origination, sales and securitizations*, higher origination fees of $242.9 million primarily related to a product feature offered on personal loans, whereby a borrower may optionally elect to pay origination fees to qualify for a lower annual percentage rate; (ii) growth in our Loan Platform Business of $121.4 million composed of an increase of $108.0 million reported in *loan platform fees* related to revenue from loans that we originate on behalf of third parties and pre-qualified borrower referrals to third-party loan origination partners, as well as a related increase in *servicing* income of $13.4 million; (iii) in *other*, an increase in gains on extinguishment of debt of $47.9 million, and an increase in interchange fee revenue of $32.4 million on higher volume; and (iv) in *technology products and solutions*, an increase in technology services fee revenue of $26.3 million driven by increased processing and service arrangement activity among our integrated technology solutions clients as well as account growth.

These increases were partially offset by lower revenue in *loan origination, sales and securitizations* reflecting: (i) higher personal and student loan net charge-offs of $172.5 million, primarily driven by growth in the portfolios and elevated charge off rates; (ii) a net decrease of $111.0 million related to the following: lower fair value gains on personal loans, which were primarily impacted by smaller decreases in discount rate assumptions during 2024 (a decrease of $371.2 million); lower fair value gains on student loans, which were primarily impacted by higher discount rate assumptions (a decrease of $77.7 million; and gains on student loan, personal loan and risk retention interest rate swap positions during 2024 compared to losses in 2023, primarily driven by larger increases in interest rates in the 2024 period (an increase of $337.9 million). In addition, *servicing* income decreased $28.4 million primarily related to unfavorable changes in valuation inputs and assumptions for personal loans and student loans, which was primarily attributable to increased prepayment rate and default rate assumptions, respectively, during 2024; and (iii) higher losses of $66.1 million on personal loan sales in the 2024 period, and were due to both price and volume factors, as well as delinquent loan sales in the 2024 period only.

2023 vs. 2022. Total noninterest income decreased by $128.4 million, or 13%, for the year ended December 31, 2023 compared to the year ended December 31, 2022, which was primarily attributable to: (i) higher personal loan write-offs in 2023, (ii) higher origination fees primarily related to a new product feature offered on personal loans, whereby a borrower may optionally elect to pay origination fees to qualify for a lower annual percentage rate, (iii) the net effect of higher income related to in period originations, loan sale execution and fair value adjustments on loans and securitization loans, which were primarily impacted by higher personal loan origination volume, lower student loan prepayment assumptions, and an increase in securitization loan fair market values primarily associated with a consolidated securitization transaction in the first quarter of 2023, partially offset by losses in 2023 compared to gains in 2022 on loan hedging and risk retention hedge activities due to smaller increases in interest rates during the 2023 period, (iv) growth in technology products and solutions fees largely driven by revenue contribution from Technisys for the full period in 2023, (v) increased interchange revenue, and (vi) gain on extinguishment of debt during 2023.

Provision for Credit Losses

($ in thousands)	Year Ended December 31,			2024 vs. 2023		2023 vs. 2022	
	2024	2023	2022	$ Change	% Change	$ Change	% Change
Credit Card	$ 31,599	$ 54,267	$ 53,030	$ (22,668)	(42)%	$ 1,237	2 %
Commercial and consumer banking	113	678	1,302	(565)	(83)%	(624)	(48)%
Total	$ 31,712	$ 54,945	$ 54,332	$ (23,233)	(42)%	$ 613	1 %

2024 vs. 2023. The provision for credit losses was $31.7 million for the year-ended December 31, 2024, reflecting net charge-offs of $39.6 million and an allowance release of $8.0 million. Net charge-offs of $39.6 million decreased $1.4 million compared to the year ended December 31, 2023, driven by lower credit card charge-offs primarily due to improved delinquency rate (total credit card delinquency rate was 4.8%, down approximately 210 bps from the comparative period) as a result of tighter underwriting standards and risk mitigation actions. The allowance release of $8.0 million was also primarily related to our credit card products, reflecting improved credit quality of the portfolio, including higher borrower FICO scores. The prior year provision for the year ended December 31, 2023 was $54.9 million, reflecting net charge-offs of $41.0 million and an allowance increase of $13.3 million.

2023 vs. 2022. The provision for the year ended December 31, 2023 was $54.9 million and increase of $0.6 million from the prior year reflecting higher average credit card balances combined with elevated credit card loss rates during 2022.

Refer to "*Analysis of Charge-offs*".

Analysis of Allowance for Credit Losses

Allowance for Credit Losses Ratios

The following table presents the ratio of allowance for credit losses to total loans outstanding that are measured at amortized cost:

($ in thousands)	December 31,	
	2024	2023
Allowance for credit losses to total loans outstanding		
Allowance for credit losses	$ 46,684	$ 54,695
Total loans held for investment, at amortized cost outstanding[1]	$ 1,285,910	$ 884,390
Ratio[2]	3.63 %	6.18 %

_____

(1) Total loans outstanding excludes accrued interest.

(2) The decrease in the ratio was primarily attributable to secured loans, for which we did not recognize an allowance for credit losses, as well as a decrease in the allowance for credit losses related to credit card on improved delinquencies.

We omitted the credit ratios associated with nonaccrual loans, as the balance of nonaccrual loans was immaterial.

Allocation of Allowance for Credit Losses

The following table presents the allocation of the allowance for credit losses and the percentage of loans outstanding by category to total loans outstanding that are measured at amortized cost:

($ in thousands)	December 31, 2024		December 31, 2023	
	Allowance for credit losses	Percent of loans to total loans[1]	Allowance for credit losses	Percent of loans to total loans[1]
Credit card	$ 44,350	26 %	$ 52,385	36 %
Commercial and consumer banking	2,334	12 %	2,310	13 %
Secured loans[2]	—	62 %	—	51 %
Total	$ 46,684	100 %	$ 54,695	100 %

_____

(1) Loans outstanding balances used in the calculation exclude accrued interest.

(2) Secured loans are term loan arrangements secured by underlying loans (collateral) owned by the debtor. The underlying loans were previously originated by us and were subject to our underwriting process and risk models, prior to being sold to the debtor and in most instances these loans continue to be

serviced by us. We evaluate the credit quality of our secured loan portfolio relative to the fair value of the underlying collateral, reassessing it quarterly based on relevant information, including funded loan rates and historical loss experience. An allowance for credit losses is required when there is an expected credit loss after considering the fair value of the collateral as well as any anticipated future changes in the underlying collateral. As of December 31, 2024, based on this evaluation we did not recognize an allowance for credit losses on our secured loans.

Analysis of Charge-offs

The following tables present information regarding average loans outstanding, net charge-offs and the annualized ratio of net charge-offs to average loans outstanding:

	Year Ended December 31,								
	2024			**2023**			**2022**		
($ in thousands)	**Average Loans[1]**	**Net Charge-offs[2][3][4]**	**Ratio[4][5]**	**Average Loans[1]**	**Net Charge-offs[2][3]**	**Ratio[5]**	**Average Loans[1]**	**Net Charge-offs[2][3]**	**Ratio[5]**
Personal loans	$16,426,053	$ 581,370	3.54 %	$12,638,807	$ 432,706	3.42 %	$ 4,767,708	$ 88,511	1.86 %
Student loans	7,414,829	47,097	0.64 %	5,641,787	25,048	0.44 %	4,059,001	12,677	0.31 %
Home loans	77,912	—	— %	78,554	—	— %	132,663	—	— %
Secured loans	1,024,275	—	— %	26,291	—	— %	—	—	— %
Credit card	274,093	39,634	14.46 %	238,832	40,992	17.16 %	167,290	20,957	12.53 %
Commercial and consumer banking	142,905	89	0.06 %	109,541	46	0.04 %	73,361	7	0.01 %
Total loans	$25,360,067	$ 668,190	2.63 %	$18,733,812	$ 498,792	2.66 %	$ 9,200,023	$ 122,152	1.33 %

(1) Average balances were calculated on daily carrying balances for the 2024 and 2023 periods, and on thirteen-month ending carrying balances for the 2022 period, as the daily analysis in the prior periods would have involved undue burden. Both average calculations are representative of our operations.

(2) Net charge-offs include both credit- and certain non-credit-related charge-offs. Non-credit related charge-offs, which primarily relate to alleged or potential fraud, occur occasionally in our business and are impacted by factors different from our credit related charge-offs. Non-credit related charge-offs were immaterial for all periods presented.

(3) Net charge-offs related to personal, student and home loans are generally recorded in *noninterest income—loan origination, sales, and securitizations* as part of the respective loans total change in fair value. Net charge-offs related to credit card and commercial and consumer banking are considered as part of the *allowance for credit losses* and *provision for credit losses*.

(4) Excludes the impact of delinquent personal loan sales during the year ended December 31, 2024 . These loans were sold prior to charge-off during the year ended December 31, 2024 and otherwise would have been charged off as of December 31, 2024 consistent with our policy. See *Note 4. Loans* to the Notes to Consolidated Financial Statements for additional information.

(5) Net charge-off ratio is calculated as net charge-offs divided by average loans.

2024 vs. 2023. For the year ended December 31, 2024, the total net charge-off ratio was 2.63%, a decrease of 3 bps compared with the year ended December 31, 2023, and total net charge-offs were $668.2 million, an increase of $169.4 million over the comparable period. The decrease in the total net charge-off ratio was primarily due to a lower credit card net charge-off ratio reflective of improvement in delinquency rates (total credit card delinquency rate was 4.8%, down approximately 210 bps from the comparative period) as a result of tighter underwriting standards and risk mitigation actions, as well as an increase of $359.1 million in secured loans, for which we did not recognize an allowance for credit losses. The increase in total net charge-offs was primarily driven by higher personal loan amounts of $148.7 million and higher student loan amounts of $22.0 million. In addition, charge-off ratios for personal loans and student loans were higher year over year, by 12 bps and 20 bps, respectively, which partially offset the improvement in the total net charge-off ratio. These increases reflect growth in our portfolios, seasoning of vintages and credit normalization, along with the impact of the end of the student loan payment moratorium on August 30, 2023.

2023 vs. 2022. For the year ended December 31, 2023, the total net charge-off ratio was 2.66%, an increase of 133 bps compared with the year ended December 31, 2022, and total net charge-offs were $498.8 million, an increase of $376.6 million over the comparable period. The increase in the net charge-off rate and net charge-offs related to credit card was primarily related to our maturing portfolio, and personal loans on growth in our portfolio, seasoning of vintages and credit normalization.

Noninterest Expense

The following table presents the components of our total noninterest expense:

($ in thousands)	Year Ended December 31,			2024 vs. 2023		2023 vs. 2022	
	2024	2023	2022	$ Change	% Change	$ Change	% Change
Technology and product development	$ 551,787	$ 511,419	$ 405,257	$ 40,368	8 %	$ 106,162	26 %
Sales and marketing	796,293	719,400	617,823	76,893	11 %	101,577	16 %
Cost of operations	461,633	379,998	313,226	81,635	21 %	66,772	21 %
General and administrative	600,089	511,011	501,618	89,078	17 %	9,393	2 %
Goodwill impairment	—	247,174	—	(247,174)	(100)%	247,174	n/m
Total noninterest expense[1]	$2,409,802	$2,369,002	$1,837,924	$ 40,800	2 %	$ 531,078	29 %

_____

(1) In the fourth quarter of 2024, we made a presentation change to present the *provision for credit losses* below *total net revenue* and above *total noninterest expense*, from its previous presentation within *total noninterest expense*. Respective prior period amounts were recast to conform to the current period presentation.

2024 vs. 2023. Total noninterest expense increased by $40.8 million, or 2%, for the year ended December 31, 2024 compared to the year ended December 31, 2023, primarily driven by: (i) in *sales and marketing*, increases in direct member incentives, advertising and marketing expenditures, and lead generation costs of $112.8 million primarily related to our Lending and Financial Services segments; (ii) increases in amortization of purchased and internally-developed software, and tools and subscriptions costs of $55.2 million, primarily reported in *technology and product development*, reflective of continued investments in technology; (iii) increases in professional services costs of $43.8 million, primarily reported in *general and administrative* and *cost of operations*; (iv) primarily in *cost of operations*, an increase in product fulfillment costs of $36.1 million, which included debit card fulfillment services, primarily related to our SoFi Money product, as well as payment processing network association fees associated with increased activity on our technology platform; (v) higher employee compensation and benefits of $32.5 million, which was attributable to increases in headcount and salary related to support of our growth and impacts of the inflationary environment, partially offset by decreases in share-based compensation expense and restructuring charges during the first quarter of 2023; and (vi) in *general and administrative*, amortization of premiums on a credit default swap of $30.2 million related to our student loans during the 2024 period. These increases were partially offset by the absence of $247.2 million of *goodwill impairment* expenses in the 2023 period related to the Galileo and Technisys reporting units.

2023 vs. 2022. Total noninterest expense increased by $531.1 million, or 29%, for the year ended December 31, 2023 compared to the year ended December 31, 2022, primarily driven by: (i) goodwill impairment expense related to the Galileo and Technisys reporting units, further discussed within "*Critical Accounting Estimates—Goodwill*", (ii) higher employee compensation and benefits, which was attributable to increases in headcount and salary and the inclusion of Technisys for the full 2023 period compared to a partial period in 2022, related to support of our growth and impacts of the inflationary environment, as well as restructuring charges during the first and fourth quarters of 2023 and partially offset by decreases in share-based compensation expense, (iii) increases in advertising and marketing expenditures, utilization of lead generation channels and direct member incentives, (iv) increased amortization of purchased and internally-developed software, and in tools and subscriptions costs, reflective of continued investments in technology, (v) an increase in product fulfillment costs, which included debit card fulfillment services, primarily related to our SoFi Money product, as well as payment processing network association fees associated with increased activity on our technology platform, and (vi) increases in amortization of intangible assets primarily due to acquired intangible assets in the Technisys Merger and Wyndham acquisition. These increases were partially offset by the absence of transaction expenses that were incurred in the 2022 period related to our acquisition of Technisys.

Income Taxes

The income tax benefit for the year ended December 31, 2024 was $265.3 million, primarily due to the release in the fourth quarter of a $258.4 million valuation allowance against certain deferred tax assets based on our reassessment of their realizability. The timing of this valuation allowance release was primarily due to our cumulative income combined with projections of continued profitability. Management defines cumulative income as the most recent three years of pre-tax income when adjusted for certain non-recurring, non-taxable, or non-deductible transactions. See *Note 17. Income Taxes* to the Notes to Consolidated Financial Statements for additional information.

Our income tax benefit in 2023 was primarily attributable to income tax benefits from foreign losses in jurisdictions with net deferred tax liabilities related to Technisys. Our 2023 benefits were partially offset by income tax expense associated with the profitability of SoFi Bank in state jurisdictions where separate filings are required, as well as federal taxes where our tax credits and loss carryforwards may be limited.

Our income tax expense position in 2022 was primarily attributable to tax expense at SoFi Lending Corp. and SoFi Bank due to profitability in state jurisdictions where separate filings are required and recognition of expense from Technisys in certain Latin American countries where separate returns are filed. The expense was partially offset by deferred tax benefits from the amortization of intangible assets acquired in the Technisys Merger.

Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more likely than not expected to be realized. In making such a determination of whether a valuation allowance is necessary, the Company considers all available positive and negative evidence supporting the allowance. As noted above, in 2024 we released a significant portion of our valuation allowance. See *Note 17. Income Taxes* to the Notes to Consolidated Financial Statements.

Summary Results by Segment

Contribution profit (loss) is the primary measure of segment-level profit and loss that, along with our key business metrics, is used by management to evaluate our business, measure our performance, identify trends and make strategic decisions. Contribution profit (loss) is defined as total net revenue for each reportable segment less expenses directly attributable to the reportable segment, provision for credit losses and, in the case of our Lending segment, adjusted for fair value adjustments attributable to assumption changes associated with our servicing rights and residual interests classified as debt. See the sections entitled *"Consolidated Results of Operations"*, *"Summary Results by Segment"* and *"Non-GAAP Financial Measures"* for discussion and analysis of these key financial measures.

	December 31,			2024 vs. 2023		2023 vs. 2022	
	2024	2023	2022	Change	% Change	Change	% Change
Lending							
Total net revenue	$ 1,485,222	$ 1,370,621	$ 1,139,991	$ 114,601	8 %	$ 230,630	20 %
Directly attributable expenses	(588,507)	(513,073)	(442,945)	(75,434)	15 %	(70,128)	16 %
Contribution profit	890,543	823,273	664,003	67,270	8 %	159,270	24 %
Technology Platform							
Total net revenue	$ 395,178	$ 352,340	$ 315,133	$ 42,838	12 %	$ 37,207	12 %
Directly attributable expenses	(268,223)	(257,554)	(238,620)	(10,669)	4 %	(18,934)	8 %
Contribution profit	126,955	94,786	76,513	32,169	34 %	18,273	24 %
Financial Services							
Total net revenue	$ 821,511	$ 436,515	$ 167,676	$ 384,996	88 %	$ 268,839	160 %
Provision for credit losses	(31,659)	(54,945)	(54,332)	23,286	(42)%	(613)	1 %
Directly attributable expenses	(482,845)	(381,832)	(312,770)	(101,013)	26 %	(69,062)	22 %
Contribution profit (loss)	307,007	(262)	(199,426)	307,269	n/m	199,164	(100)%
Reportable segments total							
Total net revenue	$ 2,701,911	$ 2,159,476	$ 1,622,800	$ 542,435	25 %	$ 536,676	33 %
Provision for credit losses	(31,659)	(54,945)	(54,332)	23,286	(42)%	(613)	1 %
Directly attributable expenses	(1,339,575)	(1,152,459)	(994,335)	(187,116)	16 %	(158,124)	16 %
Contribution profit	1,324,505	917,797	541,090	406,708	44 %	376,707	70 %

Lending Segment

In the table below, we present certain metrics related to our Lending segment:

Metric	December 31,			2024 vs. 2023		2023 vs. 2022	
	2024	2023	2022	Change	% Change	Change	% Change
Total products (number, as of period end)	2,010,354	1,663,006	1,340,597	347,348	21 %	322,409	24 %
Origination volume ($ in thousands, during period)							
Personal loans[1]	$ 17,614,985	$ 13,801,065	$ 9,773,705	$ 3,813,920	28 %	$ 4,027,360	41 %
Student loans	3,780,752	2,630,040	2,245,499	1,150,712	44 %	384,541	17 %
Home loans	1,820,213	997,492	966,177	822,721	82 %	31,315	3 %
Total	$ 23,215,950	$ 17,428,597	$ 12,985,381	$ 5,787,353	33 %	$ 4,443,216	34 %
Loans with a balance (number, as of period end)[2]	1,257,965	1,009,433	753,043	248,532	25 %	256,390	34 %
Average loan balance ($, as of period end)[2]							
Personal loans	$ 25,377	$ 24,223	$ 24,917	$ 1,154	5 %	$ (694)	(3)%
Student loans[3]	42,960	44,683	46,585	(1,723)	(4)%	(1,902)	(4)%
Home loans	279,321	284,289	285,152	(4,968)	(2)%	(863)	— %

_____

(1) Inclusive of origination volume related to our Loan Platform Business. For the year ended December 31, 2024, we originated $2.1 billion of personal loans on behalf of third parties. We did not originate any loans on behalf of third parties during 2023 or 2022.

(2) Loans with a balance and average loan balance include Lending products on our balance sheet, as well as transferred loans and referred loans with which we have a continuing involvement through our servicing agreements.

(3) Includes in-school loans and student loan refinancing products. In-school loans carry a lower average balance than student loan refinancing products.

Total Products

Total products in our Lending segment is a subset of our total products metric. See "*Key Business Metrics*" and Part I, Item 1. "*Our Reportable Segments*" for further discussion of this measure as it relates to our Lending segment.

Origination Volume

We refer to the aggregate dollar amount of loans originated through our platform in a given period as origination volume. Origination volume is an indicator of the size and health of our Lending segment and an indicator (together with the relevant loan characteristics, such as interest rate and prepayment and default expectations) of revenues and profitability. We also originate and sell loans in support of our Loan Platform Business, through which we provide lending related services to third-party partners. We maintain the same lending relationship with borrowers across all loans that we originate, inclusive of those originated on behalf of a third-party partner and as such, reflect these products within our Lending segment total products. Changes in origination volume are driven by the addition of new members and existing members, the latter of which at times will either refinance into a new SoFi loan or secure an additional, concurrent loan, as well as macroeconomic factors impacting consumer spending and borrowing behavior.

Personal Loans. During the year ended December 31, 2024, total personal loan origination volume increased by 28% relative to 2023, inclusive of a $2.1 billion increase related to personal loans originated on behalf of third parties during the second half of 2024 in support of our Loan Platform Business. Overall increases in origination volume were primarily due to increased demand driven by expanded marketing efforts and increased demand for debt consolidation products in a rising interest rate environment during 2023 that remained elevated into the third quarter of 2024.

During the year ended December 31, 2023, personal loan origination volume increased by 41% relative to 2022, primarily due to increased demand driven by expanded marketing efforts and increased demand for debt consolidation products in a rising interest rate environment.

Student Loans. During the year ended December 31, 2024, student loan origination volume increased by 44% relative to 2023, as demand for student loan refinancing products increased after the resumption of principal and interest payments on federally-held student loans as borrowers looked to refinance at a lower rate or, given the high interest rate environment, to extend the loan term.

During the year ended December 31, 2023, student loan origination volume increased by 17% relative to 2022, as demand for student loan refinancing products increased ahead of the resumption of principal and interest payments on federally-held student loans as borrowers looked to refinance at a lower rate or, given the high interest rate environment, to extend the loan term. This was partially offset by the unfavorable impact of the suspension of principal and interest payments on federally-held student loans through August 30, 2023 and the expectation of debt cancellation for certain federal student loan borrowers which was struck down by the U.S. Supreme Court in June 2023, combined with a continued rising interest rate environment in 2023.

Home Loans. During the year ended December 31, 2024, home loan origination volume increased by 82% relative to 2023. Our home loan origination volume increased notably beginning in the second quarter of 2023 and throughout 2024, aided by the increased capacity and capabilities subsequent to our acquisition of Wyndham. In addition, interest rates began to decline in the third quarter of 2024, which tends to raise demand for home loans overall as well as shift demand towards refinance originations from purchase originations.

During the year ended December 31, 2023, home loan origination volume decreased by 3% relative to 2022 due to continued rising interest rates, which tends to lower demand for home loans overall and shift demand from refinance originations to purchase originations, the latter of which is a more competitive landscape. Although purchase originations historically represented a smaller percentage of our home loan originations, our mix during the 2023 period has shifted toward more purchase originations, which we would expect to continue under similar macroeconomic conditions. Our home loan origination volume increased notably beginning in the second quarter of 2023, aided by the increased capacity and capabilities subsequent to our acquisition of Wyndham.

Loans with a Balance and Average Loan Balance

Loans with a balance refers to the number of loans that have a balance greater than zero dollars as of the reporting date. Loans with a balance allows management to better understand the unit economics of acquiring a loan in relation to the lifetime value of that loan. Average loan balance is defined as the total unpaid principal balance of the loans divided by loans with a balance within the respective loan product category as of the reporting date. Average loan balance tends to fluctuate based on the pace of loan originations relative to loan repayments and the initial loan origination size.

In the table below, we present additional information related to our lending products:

($ in thousands)	Year Ended December 31,		
	2024	2023	2022
Overall weighted average origination FICO	750	749	752
Personal Loans[1]			
Weighted average origination FICO	746	745	747
Weighted average interest rate earned[2]	13.34 %	13.28 %	11.82 %
Interest income recognized	$ 2,077,990	$ 1,600,527	$ 551,458
Sales of loans	$ 6,595,822	$ 938,403	$ 2,911,491
Student Loans			
Weighted average origination FICO	766	770	773
Weighted average interest rate earned[2]	5.73 %	5.13 %	4.27 %
Interest income recognized	$ 406,546	$ 281,921	$ 170,550
Sales of loans	$ 294,187	$ 96,678	$ 877,920
Home Loans			
Weighted average origination FICO	755	755	749
Weighted average interest rate earned[2]	7.94 %	5.76 %	3.42 %
Interest income recognized	$ 6,117	$ 4,982	$ 4,714
Sales of loans	$ 1,737,100	$ 1,029,214	$ 1,094,981

---

(1) Inclusive of activity related to loans originated and subsequently sold as part of our Loan Platform Business. For the year ended December 31, 2024, included $2.1 billion related to loans originated on behalf of third parties. We did not originate any loans on behalf of third parties during the 2023 and 2022 periods presented.

(2) Weighted average interest rate earned represents annualized interest income recognized divided by the average of the unpaid principal balances of loans outstanding during the period, which are impacted by loan holding periods as well as interest rates charged to borrowers. Weighted average interest rate earned was determined on a daily basis for the 2024 and 2023 periods and on a thirteen-month basis for the 2022 period, as the daily analysis in the prior period would have involved undue burden. Both average calculations are representative of our operations.

Lending Segment Results of Operations

The following table presents the measure of contribution profit for the Lending segment.

($ in thousands)	Year Ended December 31,			2024 vs. 2023		2023 vs. 2022	
	2024	2023	2022	$ Change	% Change	$ Change	% Change
Net interest income	$ 1,207,226	$ 960,773	$ 531,480	$ 246,453	26 %	$ 429,293	81 %
Noninterest income	277,996	409,848	608,511	(131,852)	(32)%	(198,663)	(33)%
Total net revenue	1,485,222	1,370,621	1,139,991	114,601	8 %	230,630	20 %
Servicing rights – change in valuation inputs or assumptions[1]	(6,280)	(34,700)	(39,651)	28,420	(82)%	4,951	(12)%
Residual interests classified as debt – change in valuation inputs or assumptions[2]	108	425	6,608	(317)	(75)%	(6,183)	(94)%
Directly attributable expenses	(588,507)	(513,073)	(442,945)	(75,434)	15 %	(70,128)	16 %
Contribution profit	$ 890,543	$ 823,273	$ 664,003	$ 67,270	8 %	$ 159,270	24 %
Adjusted net revenue — Lending[3]	$ 1,479,050	$ 1,336,346	$ 1,106,948	$ 142,704	11 %	$ 229,398	21 %

_____

(1) Reflects changes in fair value inputs and assumptions on servicing rights, including conditional prepayment, default rates and discount rates. These assumptions are highly sensitive to market interest rate changes and are not indicative of our performance or results of operations. These non-cash charges, which are recorded within *noninterest income* in the consolidated statements of operations and comprehensive income (loss), are unrealized during the period and, therefore, have no impact on our cash flows from operations.

(2) Reflects changes in fair value inputs and assumptions on residual interests classified as debt, including conditional prepayment, default rates and discount rates. When third parties finance our consolidated securitization VIEs by purchasing residual interests, we receive proceeds at the time of the closing of the securitization and, thereafter, pass along contractual cash flows to the residual interest owner. These obligations are measured at fair value on a recurring basis, with fair value changes recorded within *noninterest income* in the consolidated statements of operations and comprehensive income (loss). These residual debt obligations are measured at fair value on a recurring basis, but they have no impact on our initial financing proceeds, our future obligations to the residual interest owner (because future residual interest claims are limited to contractual securitization collateral cash flows), or the general operations of our business.

(3) Adjusted net revenue is a non-GAAP financial measure. For information regarding our use and definition of this measure and for a reconciliation to the most directly comparable U.S. GAAP measure, total net revenue, see *"Non-GAAP Financial Measures"* herein.

Net interest income

2024 vs. 2023. Net interest income in our Lending segment increased by $246.5 million, or 26%, for the year ended December 31, 2024 compared to 2023. This was primarily attributable to increases in aggregate average personal and student loan unpaid principal balances of $3.5 billion (29%) and $1.6 billion (29%), respectively, combined with higher weighted average interest rates. The personal and student loan average balance increases were primarily attributable to higher origination volume and longer loan holding periods. Interest expense associated with funding our lending activities increased by $410.0 million, or 44%, primarily due to higher average loan balances.

2023 vs. 2022. Net interest income in our Lending segment increased by $429.3 million, or 81%, for the year ended December 31, 2023 compared to 2022. This was primarily attributable to increases in average personal and student loan unpaid principal balances of $7.0 billion (161%) and $1.7 billion (49%), respectively, combined with a higher weighted average interest rate. The personal loan average balance increase was primarily attributable to higher origination volume and longer loan holding periods. The student loan average balance increase was primarily attributable to longer loan holding periods. Interest expense associated with funding our lending activities increased by $732.1 million, or 356%, primarily due to the sharp increases in benchmark rates which are reflective of the higher interest rate environment year over year, as well as higher average loan balances.

Noninterest income

2024 vs. 2023. Noninterest income in our Lending segment decreased by $131.9 million, or 32%, for the year ended December 31, 2024 compared to 2023, which was primarily attributable to lower loan origination, sales, and securitizations income of $115.9 million.

2023 vs. 2022. Noninterest income in our Lending segment decreased by $198.7 million, or 33%, for the year ended December 31, 2023 compared to 2022, which was primarily attributable to lower loan origination, sales, and securitizations income of $193.3 million.

Loan Originations, Sales, and Securitizations

The following table presents the components of *noninterest income—loan origination, sales, and securitizations*:

($ in thousands)	Year Ended December 31,			2024 vs. 2023		2023 vs. 2022	
	2024	2023	2022	$ Change	% Change	$ Change	% Change
In period originations, loan sale execution and fair value adjustments[1]	$ 199,464	$ 689,956	$ 295,562	$(490,492)	(71)%	$ 394,394	133 %
Economic derivative hedges of loan fair values	331,477	(11,258)	369,898	342,735	n/m	(381,156)	n/m
Other derivative instruments[2]	(15,730)	7,560	(11,032)	(23,290)	n/m	18,592	n/m
Loan origination fees	377,277	134,399	7,452	242,878	181 %	126,947	n/m
Loan write-off expense – whole loans[3]	(627,696)	(455,194)	(101,188)	(172,502)	38 %	(354,006)	350 %
Loan repurchase (expense) benefit[4]	(4,803)	(2,075)	4,460	(2,728)	131 %	(6,535)	n/m
Other	(4,097)	8,453	(10)	(12,550)	n/m	8,463	n/m
Loan origination, sales, and securitizations noninterest income	$ 255,892	$ 371,841	$ 565,142	$(115,949)	(31)%	$(193,301)	(34)%

_____

(1) Includes fair value adjustments on loans originated during the period, fair value adjustments of loans and securitization bond and residual interest positions held at the balance sheet date, as well as gains (losses) on loans sold and consolidated securitization transactions during the period. Fair value adjustments are impacted by interest rates, weighted average coupon, credit spreads and loss estimates, prepayment speeds, duration and previous loan sale execution on similar loans.

(2) Includes gains (losses) on IRLCs and interest rate caps. Also includes losses related to credit derivatives in 2024, as well as gains on purchase price earn-out during 2023 and 2022.

(3) For the years ended December 31, 2024, 2023 and 2022, includes gross write-offs of $730.1 million, $533.3 million and $131.6 million, respectively. Total recoveries were $102.4 million, $78.1 million and $30.4 million, respectively, of which $78.8 million, $53.7 million and $10.5 million, respectively, were captured via loan sales to a third-party collection agency.

(4) Represents the (expense) benefit associated with our estimated loan repurchase obligation. See *Note 18. Commitments, Guarantees, Concentrations and Contingencies* to the Notes to Consolidated Financial Statements for additional information.

2024 vs. 2023. The decrease in loan origination, sales, and securitizations income of $115.9 million, or 31%, was primarily driven by: (i) higher personal loan as well as student loan write-offs in the 2024 period, primarily driven by higher loan origination volume, longer loan holding periods and elevated charge off rates during 2024 ($170.7 million); (ii) a net decrease of $111.0 million related to the following: lower fair value gains on personal loans, which were primarily impacted by smaller decreases in discount rate assumptions during 2024 ($371.2 million); lower fair value gains on student loans, which were primarily impacted by higher discount rate assumptions ($77.7 million); and gains on student loan, personal loan and risk retention interest rate swap positions during 2024 compared to losses in 2023, primarily driven by larger increases in interest rates in the 2024 period ($337.9 million); and (iii) higher losses of $66.1 million on personal loan sales in the 2024 period, and were due to both price and volume factors, as well as delinquent loan sales in the 2024 period only.

These decreases were partially offset by higher origination fees primarily related to a new product feature offered on personal loans, whereby a borrower may optionally elect to pay origination fees to qualify for a lower annual percentage rate ($242.9 million).

2023 vs. 2022. The decrease in loan origination, sales, and securitizations income was primarily driven by: (i) higher personal loan write-offs in the 2023 period, primarily driven by longer loan holding periods and elevated charge off rates, (ii) losses in 2023 compared to gains in 2022 on student loan, personal loan and risk retention interest rate swap positions primarily driven by smaller increases in interest rates during the 2023 period, and (iii) lower gains on home loan pipeline hedges primarily driven by larger increases in the underlying hedge price index during the 2023 period.

These decreases were partially offset by: (i) higher fair value gains on personal loans and lower fair value losses on student loans in the 2023 period, which were primarily impacted by higher origination volume and lower prepayment assumptions, respectively, (ii) higher origination fees primarily related to a new product feature offered on personal loans, whereby a borrower may optionally elect to pay origination fees to qualify for a lower annual percentage rate, (iii) improvement in securitizations income primarily driven by an increase in securitization loan and residual interests in securitization trusts fair market values primarily associated with consolidated securitization transactions in the first and third quarters of 2023, and a positive variance in our securitization bond and residual interest position fair values, (iv) fair value gains on home loans (compared to losses in the 2022 period), which were primarily impacted by smaller decreases in benchmark rates, and (v) losses on home loan and student loan sale execution in the 2022 period, which were due to both volume and price factors.

Servicing

We own the master servicing on all of the servicing rights that we retain and, in each case, recognize the gross servicing rate applicable to each serviced loan. Sub-servicers are utilized for all serviced student loans and home loans, which represents a cost to SoFi, but these arrangements do not impact our calculation of the weighted average basis points earned for each loan type serviced. Further, there is no impact on servicing income due to forbearance and moratoriums on certain debt collection activities, and there are no waivers of late fees. The table below presents information related to our loan servicing assets:

($ in thousands)	Year Ended December 31, 2024	2023	2022	2024 vs. 2023 $ Change	% Change	2023 vs. 2022 $ Change	% Change
Servicing income recognized							
Personal loans[1]	$ 90,918	$ 24,074	$ 35,653	$ 66,844	278 %	$ (11,579)	(32)%
Student loans	22,811	25,174	36,256	(2,363)	(9)%	(11,082)	(31)%
Home loans	17,347	15,161	12,965	2,186	14 %	2,196	17 %
Servicing rights fair value change							
Personal loans[1]	$ 153,952	$ 28,839	$ (4,245)	$ 125,113	434 %	$ 33,084	n/m
Student loans	(7,678)	(4,929)	(24,058)	(2,749)	56 %	19,129	(80)%
Home loans	15,385	6,705	9,898	8,680	129 %	(3,193)	(32)%

_____

(1) Increases during the 2024 periods were primarily attributable to higher loan sales.

Directly attributable expenses

The directly attributable expenses allocated to the Lending segment that were used in the determination of the segment's contribution profit were as follows:

($ in thousands)	Year Ended December 31, 2024	2023	2022	2024 vs. 2023 $ Change	% Change	2023 vs. 2022 $ Change	% Change
Direct advertising	$ 218,566	$ 183,885	$ 178,263	$ 34,681	19 %	$ 5,622	3 %
Lead generation	149,481	115,388	87,716	34,093	30 %	27,672	32 %
Compensation and benefits	126,394	119,266	103,996	7,128	6 %	15,270	15 %
Loan origination and servicing costs	51,415	46,241	41,535	5,174	11 %	4,706	11 %
Professional services	11,957	9,592	6,649	2,365	25 %	2,943	44 %
Intercompany technology platform expenses	2,706	948	—	1,758	185 %	948	n/m
Other[1]	27,988	37,753	24,786	(9,765)	(26)%	12,967	52 %
Directly attributable expenses	$ 588,507	$ 513,073	$ 442,945	$ 75,434	15 %	$ 70,128	16 %

_____

(1) Other expenses primarily include loan marketing expenses, member promotional expenses, tools and subscriptions, travel and occupancy-related costs, and third-party loan fraud (net of related insurance recoveries).

2024 vs. 2023. Lending segment directly attributable expenses increased by $75.4 million, or 15%, for the year ended December 31, 2024 compared to 2023, primarily due to: (i) an increase in direct advertising primarily related to online and digital advertising, (ii) an increase in personal and student loan lead generation channels, (iii) an increase in allocated compensation and related benefits, which reflected increases in average compensation in 2024, and (iv) a decrease in other expenses, primarily related to third-party loan fraud.

2023 vs. 2022. Lending segment directly attributable expenses increased by $70.1 million, or 16%, for the year ended December 31, 2023 compared to 2022, primarily due to: (i) an increase in personal loan lead generation channels during 2023, (ii) an increase in allocated compensation and related benefits, which reflected increases in average compensation and average headcount in 2023, (ii) an increase in direct advertising primarily related to direct mail advertising, and (iv) an increase in other expenses, primarily related to loan marketing expenses and third-party loan fraud.

Transfers of Financial Assets

We regularly transfer financial assets and account for such transfers as either sales or secured borrowings depending on the facts and circumstances of the transfer. See *Note 4. Loans* to the Notes to Consolidated Financial Statements for additional information.

The following table summarizes our whole loan sales:

	Year Ended December 31,		
	2024	2023	2022
Personal loans			
Fair value of consideration received:			
Cash	$ 2,967,487	$ 567,904	$ 3,016,740
Receivable	5,288	—	—
Servicing assets recognized	178,919	30,168	21,925
Repurchase liabilities recognized	(9,907)	(2,069)	(7,351)
Total consideration received	3,141,787	596,003	3,031,314
Aggregate unpaid principal balance and accrued interest of loans sold	2,973,077	567,003	2,924,567
Realized gain	$ 168,710	$ 29,000	$ 106,747
Sale execution[1][2]	106.0 %	105.5 %	103.9 %
Student loans			
Fair value of consideration received:			
Cash	$ 310,331	$ 98,624	$ 883,859
Servicing assets recognized	8,249	2,792	9,275
Repurchase liabilities recognized	(46)	(16)	(134)
Total consideration	318,534	101,400	893,000
Aggregate unpaid principal balance and accrued interest of loans sold	303,578	99,916	881,922
Realized gain	$ 14,956	$ 1,484	$ 11,078
Sale execution[1]	104.9 %	101.5 %	101.3 %
Home loans			
Fair value of consideration received:			
Cash	$ 1,750,711	$ 1,022,600	$ 1,057,596
Servicing assets recognized	14,675	10,184	13,926
Repurchase liabilities recognized	(2,958)	(1,765)	(1,158)
Total consideration	1,762,428	1,031,019	1,070,364
Aggregate unpaid principal balance and accrued interest of loans sold	1,738,036	1,029,623	1,095,882
Realized gain (loss)	$ 24,392	$ 1,396	$ (25,518)
Sale execution[1]	101.6 %	100.3 %	97.8 %

(1) Sale execution represents the ratio of cash proceeds and servicing assets recognized to the aggregate unpaid principal balance and accrued interest of the loans sold. Amounts included in repurchase liabilities are excluded from the calculation, as they typically would not materially differ from the fair value markdown on the loans over the repurchase period had they been held on balance sheet and entered delinquency.

(2) Excludes net origination fees, which are recognized in earnings at the time of origination. Personal loans sold during the year ended December 31, 2024, had related origination fees of $60.5 million. Sales execution including these origination fees would be 108.0%. Personal loans sold during the year ended December 31, 2023, had related origination fees of $4.7 million. Sales execution including these origination fees would be 106.3%.

The following table summarizes our delinquent whole loan sales during the year ended December 31, 2024. There were no delinquent whole loan sales during the years ended December 31, 2023 and 2022.

	Year Ended December 31,
	2024
Personal loans	
Fair value of consideration received:	
Cash	$ 24,228
Servicing assets recognized	20,259
Repurchase liabilities recognized	(136)
Total consideration	44,351
Aggregate unpaid principal balance and accrued interest of loans sold[1]	319,738
Realized loss	$ (275,387)
Sale execution[2]	13.9 %

_____

(1) For the year ended December 31, 2024, includes $302.9 million of aggregate unpaid principal balance sold, related to late-stage delinquent loans for which we retained servicing and portions of recoveries. For the year ended December 31, 2024, $197.4 million of unpaid principal balance was recorded in prior periods as a write down in *noninterest income—loan origination, sales, and securitizations* in the consolidated statements of operations and comprehensive income (loss). These loans were sold prior to charge-off during the year ended December 31, 2024 and otherwise would have been charged off as of December 31, 2024 consistent with our policy. In our other charged off whole loan sales, we typically do not retain servicing or recoveries.

(2) Sale execution represents the ratio of cash proceeds and servicing assets recognized to the aggregate unpaid principal balance and accrued interest of the loans sold. Amounts included in repurchase liabilities are excluded from the calculation, as they typically would not materially differ from the fair value markdown on the loans over the repurchase period had they been held on balance sheet and entered delinquency.

In addition to the previously disclosed personal, student and home loan sale activity, during the year ended December 31, 2024 we also sold secured loans at par with an aggregate unpaid principal balance and accrued interest of $555.9 million.

Technology Platform Segment

In the table below, we present the total accounts metric related to Galileo within our Technology Platform segment:

	December 31,			2024 vs. 2023		2023 vs. 2022	
	2024	2023	2022	$ Change	% Change	$ Change	% Change
Total accounts	167,713,818	145,425,391	130,704,351	22,288,427	15 %	14,721,040	11 %

See *"Key Business Metrics"* and Part I, Item 1. *"Our Reportable Segments"* for further discussion of this measure as it relates to our Technology Platform segment.

Technology Platform Segment Results of Operations

The following table presents the measure of contribution profit for the Technology Platform segment.

($ in thousands)	Year Ended December 31,			2024 vs. 2023		2023 vs. 2022	
	2024	2023	2022	$ Change	% Change	$ Change	% Change
Net interest income	$ 2,158	$ 1,514	$ —	$ 644	43 %	$ 1,514	n/m
Noninterest income	393,020	350,826	315,133	42,194	12 %	35,693	11 %
Total net revenue	395,178	352,340	315,133	42,838	12 %	37,207	12 %
Directly attributable expenses	(268,223)	(257,554)	(238,620)	(10,669)	4 %	(18,934)	8 %
Contribution profit	$ 126,955	$ 94,786	$ 76,513	$ 32,169	34 %	$ 18,273	24 %

Net interest income

Net interest income in our Technology Platform segment of $2.2 million and $1.5 million for the years ended December 31, 2024 and 2023, respectively, relates to interest income earned on segment cash balances, which we began recording within the Technology Platform segment in the third quarter of 2023. Prior period amounts were determined to be immaterial, and presented within Corporate/Other.

Noninterest income

2024 vs. 2023. Noninterest income in our Technology Platform segment increased by $42.2 million, or 12%, for the year ended December 31, 2024 compared to 2023. The increase was primarily attributable to growth in technology services fees of $26.3 million driven by increased processing and service arrangement activity among our integrated technology solutions clients as well as account growth. Noninterest income also included $36.8 million and $22.2 million of intercompany revenue for the years ended December 31, 2024 and 2023, respectively. The increase in intercompany revenue was primarily attributable to increased usage of technology platform services during the 2024 period by our Financial Services segment as we continue to leverage synergies to enhance our product offerings.

2023 vs. 2022. Noninterest income in our Technology Platform segment increased by $35.7 million, or 11%, for the year ended December 31, 2023 compared to 2022. The increase was primarily attributable to growth in technology services fees of $20.5 million driven by revenue contribution from Technisys for the full 2023 period compared to ten months of 2022. Noninterest income also included $22.2 million and $7.6 million of intercompany revenue for the years ended December 31, 2023 and 2022, respectively. The increase in intercompany revenue was primarily attributable to increased usage of technology platform services during the 2023 periods by our Financial Services segment, as well as within our Technology Platform segment, as we continue to leverage synergies to enhance our product offerings.

Directly attributable expenses

The directly attributable expenses allocated to the Technology Platform segment that were used in the determination of the segment's contribution profit were as follows:

($ in thousands)	Year Ended December 31,			2024 vs. 2023		2023 vs. 2022	
	2024	2023	2022	$ Change	% Change	$ Change	% Change
Compensation and benefits	$ 152,158	$ 151,041	$ 143,843	$ 1,117	1 %	$ 7,198	5 %
Product fulfillment	58,247	47,731	39,237	10,516	22 %	8,494	22 %
Tools and subscriptions	28,081	26,384	21,745	1,697	6 %	4,639	21 %
Professional services	12,088	13,230	11,460	(1,142)	(9)%	1,770	15 %
Other[1]	17,649	19,168	22,335	(1,519)	(8)%	(3,167)	(14)%
Directly attributable expenses	$ 268,223	$ 257,554	$ 238,620	$ 10,669	4 %	$ 18,934	8 %

_____
(1) Other expenses are primarily related to travel and occupancy-related costs, advertising and marketing, and accounts receivable write-offs.

2024 vs. 2023. Technology Platform segment directly attributable expenses increased by $10.7 million, or 4%, for the year ended December 31, 2024 compared to 2023, primarily attributable to an increase in product fulfillment costs, primarily related to payment processing network association fees associated with increased activity on the platform.

2023 vs. 2022. Technology Platform segment directly attributable expenses increased by $18.9 million, or 8%, for the year ended December 31, 2023 compared to 2022, primarily due to: (i) an increase in product fulfillment costs, primarily related to payment processing network association fees associated with increased activity on the platform, (ii) an increase in compensation and benefits expense, primarily related to bonus adjustments in the second quarter of 2023 and the inclusion of Technisys in our results for the full 2023 period, partially offset by a decrease in average headcount in 2023 corresponding with restructuring during the first quarter of 2023, and (iii) an increase in tools and subscriptions costs related to internal technology initiatives to support the growth of the platform, along with the inclusion of Technisys in our results for the full 2023 period.

Financial Services Segment

In the table below, we present the total products metric related to our Financial Services segment:

	December 31,			2024 vs. 2023		2023 vs. 2022	
	2024	2023	2022	$ Change	% Change	$ Change	% Change
Total products	12,735,081	9,479,470	6,554,039	3,255,611	34 %	2,925,431	45 %

Total products in our Financial Services segment is a subset of our total products metric. See *"Key Business Metrics"* and Part I, Item 1. *"Our Reportable Segments"* for a further discussion of this measure as it relates to our Financial Services segment.

Financial Services Segment Results of Operations

The following table presents the measure of contribution profit (loss) for the Financial Services segment.

($ in thousands)	Year Ended December 31, 2024	2023	2022	2024 vs. 2023 $ Change	% Change	2023 vs. 2022 $ Change	% Change
Net interest income	$ 573,422	$ 334,847	$ 92,574	$ 238,575	71 %	$ 242,273	262 %
Noninterest income	248,089	101,668	75,102	146,421	144 %	26,566	35 %
Total net revenue	821,511	436,515	167,676	384,996	88 %	268,839	160 %
Provision for credit losses[1]	(31,659)	(54,945)	(54,332)	23,286	(42)%	(613)	1 %
Directly attributable expenses[1]	(482,845)	(381,832)	(312,770)	(101,013)	26 %	(69,062)	22 %
Contribution profit (loss)	$ 307,007	$ (262)	$ (199,426)	$ 307,269	n/m	$ 199,164	(100)%

(1) In the fourth quarter of 2024, we made a presentation change to present the *provision for credit losses* below total net revenue and above directly attributable expenses, from its previous presentation within *directly attributable expenses*. Respective prior period amounts were recast to conform to the current period presentation.

Net interest income

2024 vs. 2023. Net interest income in our Financial Services segment increased by $238.6 million, or 71%, for the year ended December 31, 2024 compared to 2023, which was primarily attributable to net interest income earned on our deposits which includes interest income based on our FTP framework (which is eliminated in consolidation) and interest expense to members. This net increase corresponds with the growth of our SoFi Money product and related deposits at SoFi Bank.

2023 vs. 2022. Net interest income in our Financial Services segment increased by $242.3 million, or 262%, for the year ended December 31, 2023 compared to 2022, which was primarily attributable to net interest income earned on our deposits, which includes interest income based on our FTP framework (which eliminates in consolidation) and interest expense to members. This net increase corresponds with the growth of deposits at SoFi Bank, as well as the impact of higher interest rates offered to members. In addition, net interest income earned on our credit cards increased, which includes interest income earned on outstanding balances as well as interest expense incurred under the FTP framework, and was primarily attributable to growth in total credit cards.

Noninterest income

The table below presents revenue from contracts with customers disaggregated by type of service, as well as a reconciliation of total revenue from contracts with customers to *total noninterest income* for the Financial Services segment.

	Year Ended December 31, 2024	2023	2022	2024 vs. 2023 $ Change	% Change	2023 vs. 2022 $ Change	% Change
Referrals, loan platform business[1]	$ 52,129	$ 33,602	$ 31,540	$ 18,527	55 %	$ 2,062	7 %
Referrals, other[2]	8,197	4,841	4,512	3,356	69 %	329	7 %
Interchange[2]	66,829	35,247	17,391	31,582	90 %	17,856	103 %
Brokerage[2]	21,494	21,127	15,446	367	2 %	5,681	37 %
Other[2][3]	2,797	2,647	2,245	150	6 %	402	18 %
Total revenue from contracts with customers[4]	151,446	97,464	71,134	53,982	55 %	26,330	37 %
Loan platform business, other[1]	89,479	—	—	89,479	n/m	—	n/m
Other sources of revenue[5]	7,164	4,204	3,968	2,960	70 %	236	6 %
Total Financial Services noninterest income	$ 248,089	$ 101,668	$ 75,102	$ 146,421	144 %	$ 26,566	35 %

(1) Presented within *noninterest income—loan platform fees* in the consolidated statements of operations and comprehensive income (loss).

(2) Presented within *noninterest income—other* in the consolidated statements of operations and comprehensive income (loss).

(3) Includes revenues from enterprise services and equity capital markets services.

(4)   See *Note 3. Revenue* to the Notes to Consolidated Financial Statements for additional information.

(5)   Presented within *noninterest income—other, noninterest income—servicing* and *noninterest income—loan origination, sales, and securitizations* in the *consolidated statements of operations and comprehensive income (loss)*.

2024 vs. 2023. Noninterest income in our Financial Services segment increased by $146.4 million, or 144%, for the year ended December 31, 2024 compared to 2023, primarily due to: (i) growth in our Loan Platform Business of $108.0 million, which includes increases in loan platform fees related to revenue from loans which we originate on behalf of third parties in order to subsequently sell as well as pre-qualified borrower referrals to third-party loan origination partners as we continue to drive volume to our partners; and (ii) an increase in interchange fees of $31.6 million, which coincided with increased credit card and debit card transactions.

2023 vs. 2022. Noninterest income in our Financial Services segment increased by $26.6 million, or 35%, for the year ended December 31, 2023 compared to 2022, primarily due to an increase in interchange fees of $17.9 million, which coincided with increased credit card and debit card transactions, as well as brokerage-related fees, which were primarily attributable to increased trading volume on our platform during 2023.

Provision for credit losses

2024 vs. 2023. Provision for credit losses in our Financial Services segment decreased by $23.3 million, or 42%, primarily related to improvement in credit card delinquency rates (total credit card delinquency rate was 4.8%, down approximately 210 bps from the comparative period) as a result of tighter underwriting standards and risk mitigation actions, and improved credit quality of the portfolio, including higher borrower FICO scores.

2023 vs. 2022. Provision for credit losses in our Financial Services segment increased by $0.6 million, or 1%, reflecting higher average credit card balances combined with elevated credit card loss rates during 2022.

Directly attributable expenses

The directly attributable expenses allocated to the Financial Services segment that were used in the determination of the segment's contribution profit (loss) were as follows:

($ in thousands)	Year Ended December 31,			2024 vs. 2023		2023 vs. 2022	
	2024	2023	2022	$ Change	% Change	$ Change	% Change
Compensation and benefits	$ 137,097	$ 125,143	$ 110,288	$ 11,954	10 %	$ 14,855	13 %
Member incentives	80,837	54,616	45,923	26,221	48 %	8,693	19 %
Product fulfillment	73,194	49,829	33,713	23,365	47 %	16,116	48 %
Lead generation	50,325	36,447	30,418	13,878	38 %	6,029	20 %
Direct advertising	36,729	44,347	36,660	(7,618)	(17)%	7,687	21 %
Intercompany technology platform expenses	23,924	12,961	4,600	10,963	85 %	8,361	182 %
Professional services	22,972	12,719	4,590	10,253	81 %	8,129	177 %
Other[1]	57,767	45,770	46,578	11,997	26 %	(808)	(2)%
Directly attributable expenses[2]	$ 482,845	$ 381,832	$ 312,770	$ 101,013	26 %	$ 69,062	22 %

(1)   Other expenses primarily include operational product losses, third party fraud expense, network servicing fees, travel and occupancy-related costs, tools and subscriptions, and marketing expenses.

(2)   In the fourth quarter of 2024, we made a presentation change to present the *provision for credit losses* below total net revenue and above directly attributable expenses, from its previous presentation within *directly attributable expenses*. Respective prior period amounts were recast to conform to the current period presentation.

2024 vs. 2023. Financial Services directly attributable expenses increased by $101.0 million, or 26%, for the year ended December 31, 2024 compared to 2023, primarily due to: (i) an increase in direct member incentives utilized to drive adoption and usage of our Financial Services products, the most significant of which was our SoFi Money product; (ii) an increase in product fulfillment costs, which included debit card fulfillment services, primarily related to our SoFi Money product; (iii) an increase in compensation and benefits expense, which reflected an increase in allocated compensation and related benefits to support growth in the Financial Services segment, in addition to increases in average compensation in 2024; and (iv) an increase in intercompany expenses attributable to increased usage of technology platform services during the 2024 period.

2023 vs. 2022. Financial Services directly attributable expenses increased by $69.1 million, or 22%, for the year ended December 31, 2023 compared to 2022, primarily due to: (i) an increase in product fulfillment costs, which included debit card

fulfillment services, primarily related to our SoFi Money product, (ii) an increase in compensation and benefits expense, which reflected growth in the Financial Services segment that required additional staffing, as well as increased average compensation in 2023, (iii) an increase in direct member incentives utilized to drive adoption and usage of our Financial Services products, the most significant of which was our SoFi Money product, (iv) an increase in direct advertising costs primarily driven by an increase in online and digital advertising largely related to the promotion of our SoFi Money product, and (v) an increase related to utilization of lead generation channels, primarily related to our credit card and Relay products

Corporate/Other Segment

Non-segment operations are classified as Corporate/Other, which includes net revenues associated with corporate functions, non-recurring gains and losses from non-securitization investment activities, interest income and realized gains and losses associated with investments in AFS debt securities, and gains or losses on extinguishment of convertible debt, all of which are not directly related to a reportable segment. Net interest expense within Corporate/Other also reflects the financial impact of our capital management activities within the treasury function, which reflects the residual impact from FTP charges and FTP credits allocated to our reportable segments under our FTP framework. The following table presents the measure of total net revenue (loss) for Corporate/Other:

($ in thousands)	Year Ended December 31,			2024 vs. 2023		2023 vs. 2022	
	2024	2023	2022	$ Change	% Change	$ Change	% Change
Net interest expense	$ (66,325)	$ (35,394)	$ (39,958)	$ (30,931)	87 %	$ 4,564	(11)%
Noninterest income (loss)	39,273	(1,293)	(9,307)	40,566	n/m	8,014	(86)%
Total net revenue (loss)	$ (27,052)	$ (36,687)	$ (49,265)	$ 9,635	(26)%	$ 12,578	(26)%

Reconciliation of Directly Attributable Expenses

The following table reconciles directly attributable expenses allocated to our reportable segments to total noninterest expense in the consolidated statements of operations and comprehensive income (loss):

($ in thousands)	Year Ended December 31,		
	2024	2023	2022
Reportable segments directly attributable expenses[1]	$ (1,339,575)	$ (1,152,459)	$ (994,335)
Intercompany expenses	36,765	22,199	7,604
Expenses not allocated to segments:			
Share-based compensation expense	(246,152)	(271,216)	(305,994)
Employee-related costs[1]	(288,767)	(250,326)	(184,764)
Depreciation and amortization expense	(203,498)	(201,416)	(151,360)
Goodwill impairment expense	—	(247,174)	—
Other corporate and unallocated expenses[2]	(368,575)	(268,610)	(209,075)
Total noninterest expense	$ (2,409,802)	$ (2,369,002)	$ (1,837,924)

_____

(1) Includes expenses related to compensation, benefits, restructuring charges, recruiting, certain occupancy-related costs and various travel costs of executive management, certain technology groups and general and administrative functions that are not directly attributable to the reportable segments.

(2) Represents corporate overhead costs that are not allocated to reportable segments, which primarily includes corporate marketing and advertising costs, tools and subscription costs, professional services costs, amortization of premiums on a credit default swap, corporate and FDIC insurance costs, foreign currency translation adjustments and transaction-related expenses.

Liquidity and Capital Resources

Liquidity

We strive to maintain access to diverse funding sources and ample liquidity to fund our operating requirements, to pursue strategic growth initiatives and to meet our legal and regulatory requirements. Our principal sources of liquidity are our cash and cash equivalents, including cash from operations, and investments in other highly liquid assets.

We maintain Treasury risk policies which outline specific requirements relating to the oversight of SoFi Technologies, Inc. (and its subsidiaries) capital planning, financial planning and forecasting, liquidity risk management, contingency funding planning, interest rate risk management, cash management and financial operations, among other activities. Oversight of these

activities is the responsibility of our ALCO. The ALCO is a management committee comprised of a cross-functional leadership team that is responsible for managing our use of capital, liquidity, sources and uses of funding, and sensitivities to various market risks, by identifying key risks and exposures, monitoring them appropriately, establishing tolerances and limits, mitigating risks where appropriate, and facilitating timely responses to changes in the macroeconomic environment and liquidity events to work to ensure the Company has the ability to meet its obligations.

The following table summarizes our total liquidity reserves:

	December 31, 2024		
	Amount Available	Amount Borrowed / Utilized	Remaining Available Capacity
Cash and cash equivalents	$ 2,538,293	n/a	$ 2,538,293
Investments in AFS debt securities[1]	1,661,449	n/a	1,661,449
Warehouse facilities[2]	6,798,750	1,256,883	5,541,867
Revolving credit facility[3]	645,000	498,300	146,700
FHLB advances[4]	170,391	25,200	145,191
Other lines of credit[5]	50,000	—	50,000
Total liquidity	$ 11,863,883	$ 1,780,383	$ 10,083,500

_____

(1) Excludes investments in AFS debt securities which are pledged as collateral to the FHLB.

(2) Includes personal loan, student loan and risk retention warehouse facilities. For risk retention facilities, we only include capacity amounts wherein we can pledge additional asset-backed bonds and residual investments as of the date indicated. As of December 31, 2024, warehouse facility maturity dates ranged from January 2025 through November 2027. See *Note 12. Debt* to the Notes to Consolidated Financial Statements for additional information.

(3) As of December 31, 2024, the amount utilized under the revolving credit facility includes $12.3 million utilized to secure letters of credit. See *Note 12. Debt* to the Notes to Consolidated Financial Statements for additional information.

(4) As of December 31, 2024, we had $142.6 million of investments in AFS debt securities and $51.2 million of loans pledged as collateral to the FHLB to secure undrawn borrowing capacity of $170.4 million, of which $25.2 million was utilized to secure letters of credit.

(5) Borrowing capacity with a correspondent bank, which is an unsecured committed Federal funds line.

We believe our existing liquidity will be sufficient to meet our existing working capital and capital expenditure needs, as well as our planned growth for at least the next 12 months.

Sources of Funding

Our primary funding sources include SoFi Bank deposits, warehouse funding, common equity capital, convertible debt, corporate revolving credit facility, securitizations, and other financings.

We offer deposit accounts (checking and savings accounts) to our members through SoFi Bank. We also source brokered and non-brokered wholesale deposits, which include certificates of deposit. As of December 31, 2024 and December 31, 2023, time deposit balances due in less than one year totaled $814.7 million and $2.6 billion, respectively. As of December 31, 2024 and December 31, 2023, the amount of uninsured deposits totaled $544.3 million and $348.1 million, respectively. As of December 31, 2024, approximately 98% of our total deposits were insured.

The following table presents uninsured time deposits as of December 31, 2024 by remaining time to maturity:

($ in thousands)	December 31, 2024
3 months or less	$ 3,164
Over 3 months through 6 months	9,205
Over 6 months through 12 months	6,350
Over 12 months	1,586
Total uninsured time deposits	$ 20,305

Uses of Funding

Our primary uses of funds include loan originations, investments in our business, such as technology and product investments, as well as sales and marketing initiatives. In addition, our Financial Services segment has historically generated losses, and achieved contribution profit for the first time during the third quarter of 2023. Our capital expenditures have historically been less significant relative to our operating and financing cash flows, and we expect this trend to continue for the foreseeable future.

As of December 31, 2024, we had debt obligations and common stock outstanding.

Borrowings

Our borrowings primarily included our loan and risk retention warehouse facilities, asset-backed securitization debt, revolving credit facility and convertible notes. The amount of financing actually advanced on each individual loan under our loan warehouse facilities, as determined by agreed-upon advance rates, may be less than the stated advance rate depending, in part, on changes in underlying loan characteristics of the loans securing the financings. Each of our loan warehouse facilities allows the lender providing the funds to evaluate the market value of the loans that are serving as collateral for the borrowings or advances being made. The amount owed and outstanding on our loan warehouse facilities fluctuates significantly based on our origination volume, sales volume, the amount of time we strategically hold loans on our balance sheet, and the amount of loans being funded with our cash or member deposits.

Refer to *Note 12. Debt* to the Notes to Consolidated Financial Statements for additional information on our borrowing arrangements and the capped call transactions entered into in connection with the issuance of our convertible notes.

Covenants

We have various affirmative and negative financial covenants, as well as non-financial covenants, related to our warehouse debt and revolving credit facility. Additionally, we have compliance requirements associated with our convertible notes, and certain provisions of the arrangement could change in the event of a "Make-Whole Fundamental Change", as defined in the indenture governing such convertible notes.

The availability of funds under our warehouse facilities and revolving credit facility is subject to, among other conditions, our continued compliance with the covenants. These financial covenants include, but are not limited to, maintaining: (i) a certain minimum tangible net worth, (ii) minimum unrestricted cash and cash equivalents, (iii) a maximum leverage ratio of total debt to tangible net worth, and (iv) minimum risk-based capital and leverage ratios. A breach of these covenants can result in an event of default under these facilities and allows the lenders to pursue certain remedies. See *Note 12. Debt* to the Notes to Consolidated Financial Statements for additional information. Our subsidiaries are restricted in the amount that can be distributed to SoFi only to the extent that such distributions would cause the financial covenants to not be met.

We were in compliance with all covenants as of December 31, 2024.

Capital Management

SoFi Technologies, a bank holding company, and SoFi Bank, a nationally chartered association, are required to comply with regulatory capital rules issued by the Federal Reserve and other U.S. banking regulators, including the OCC and FDIC. From time to time, we may contribute capital to SoFi Bank. We are required to manage our capital position to maintain sufficient capital to satisfy these regulatory rules and support our business activities, including the requirement to maintain minimum regulatory capital ratios in accordance with the Basel Committee on Banking Supervision standardized approach for U.S. banking organizations (U.S. Basel III). If the Federal Reserve finds that we are not "well-capitalized" or "well-managed", we would be required to take remedial action, which may contain additional limitations or conditions relating to our activities.

These requirements establish required minimum ratios for CET1 risk-based capital, Tier 1 risk-based capital, total risk-based capital and a Tier 1 leverage ratio; set risk-weighting for assets and certain other items for purposes of the risk-based capital ratios; and define what qualifies as capital for purposes of meeting the capital requirements.

As of December 31, 2024, our regulatory capital ratios exceeded the thresholds required to be regarded as a well-capitalized institution, and meet all capital adequacy requirements to which we are subject. There have been no events or conditions since December 31, 2024 that management believes would change the categorization. See *Note 21. Regulatory Capital* to the Notes to Consolidated Financial Statements for the risk- and leverage-based capital ratios and amounts for SoFi Bank and SoFi Technologies.

Cash Requirements from Known Contractual Obligations and Other Commitments

The following table summarizes our cash requirements from known contractual obligations and other commitments as of December 31, 2024:

	Payments Due by Period				
($ in thousands)	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Warehouse debt(1)	$ 1,261,094	$ 197,553	$ 1,063,541	$ —	$ —
Revolving credit facility(2)	583,231	—	—	583,231	—
Convertible notes(3)	1,339,038	—	428,022	911,016	—
Operating lease obligations	117,411	25,473	41,804	29,282	20,852
Sponsorship, advertising, and cloud computing agreements(4)	685,630	99,419	133,202	94,531	358,478
Total contractual obligations(5)	$ 3,986,404	$ 322,445	$ 1,666,569	$ 1,618,060	$ 379,330

(1) The amounts reported exclude future interest expense, other than interest accrued as of December 31, 2024, as it is difficult to predict the amount of interest we will incur due to the variability of the utilization of our warehouse debt and timing of collateral cash flows. As such, only principal commitments and the aforementioned accrued interest are included herein. See *Note 12. Debt* to the Notes to Consolidated Financial Statements for additional information on our warehouse debt.

(2) Includes principal balance and variable interest on our revolving credit facility. The estimated interest payments assume that our borrowings under the revolving credit facility (i) remain unchanged, (ii) are held to maturity, and (iii) incur interest at the rate for standard withdrawals in effect as of December 31, 2024 through its maturity. See *Note 12. Debt* to the Notes to Consolidated Financial Statements for additional information on our revolving credit facility.

(3) The convertible notes will mature October 2026 and March 2029, unless earlier repurchased, redeemed or converted. Includes principal balance for the 2026 convertible notes and 2029 convertible notes, and future interest expense on our 2029 convertible notes. The estimated interest payments assume that our borrowings under the 2029 convertible notes (i) remain unchanged, (ii) are held to maturity, and (iii) incur interest at the rate in effect as of December 31, 2024 through maturity. See "*Borrowings*" for additional information on the provisions of our convertible notes.

(4) See *Note 18. Commitments, Guarantees, Concentrations and Contingencies* to the Notes to Consolidated Financial Statements for additional information on these financial commitments.

(5) Contractual obligations exclude residual interests classified as debt that result from transfers of assets that are accounted for as secured financings. Similarly, contractual obligations exclude securitization debt, as the maturity of the notes issued by the various trusts occurs upon either the maturity of the loan collateral or full payment of the loan collateral held in the trusts, the timing of which cannot be reasonably estimated. Additionally, our own liquidity resources are not required to make any contractual payments on these borrowings, except in limited instances associated with our guarantee arrangements. Our maturity date represents the legal maturity of the last class of maturing notes. See *Note 18. Commitments, Guarantees, Concentrations and Contingencies* to the Notes to Consolidated Financial Statements for further discussion of our guarantees. Finally, contractual obligations exclude the impact of uncertain tax positions, as we are not able to reasonably estimate the timing of such future cash flows. See *Note 17. Income Taxes* to the Notes to Consolidated Financial Statements for additional information on income taxes and unrecognized tax benefits.

Guarantees

We may require liquidity resources associated with our guarantee arrangements. As a component of our loan sale agreements, we make certain representations to third parties that purchased our previously held loans. We have a three-year obligation to GSEs on loans that we sell to GSEs, to repurchase any originated loans that do not meet certain GSE guidelines, and we are required to pay the full initial purchase price back to the GSEs. In addition, we make standard representations and warranties related to personal, student and home loan transfers, as well as limited credit-related repurchase guarantees on certain such transfers. If realized, any of the repurchases would require the use of cash. See *Note 18. Commitments, Guarantees, Concentrations and Contingencies* to the Notes to Consolidated Financial Statements for further information on these and other guarantee obligations. We believe we have adequate liquidity to meet these expected obligations.

Factors Affecting Liquidity

The activities of our lending business are a key factor affecting our liquidity, in particular our origination volume, the holding period of our loans, loan sale execution and the timing of loan repayments. Our ability to have adequate liquidity to fund our balance sheet is impacted by our ability to access new deposits, and retain and grow existing deposits, along with our ability to access whole loan buyers, sell our loans on favorable terms, maintain adequate warehouse capacity at favorable terms, and to strategically manage our continuing financial interest in securitization-related transfers. Our ability to attract and maintain deposits can be impacted by, among other things, general economic conditions, competition from other financial services firms, idiosyncratic events and the interest rates we offer, which can impact our liquidity from deposits. In 2023, we began to provide our members with access to expanded FDIC insurance coverage through a network of participating banks in our Insured Deposit Program. We continued to have strong deposit contribution through 2024.

There is no guarantee that we will be able to execute on our strategy as it relates to the timing and pricing of securitization-related transfers. Therefore, we may hold securitization interests for longer than planned or be forced to liquidate at suboptimal prices. Securitization transfers are also negatively impacted during recessionary periods, wherein purchasers may be more risk averse.

Further, future uncertainties around the demand for our personal loans, home loans and around the student loan refinance market in general, including as a result of worsening macroeconomic conditions or market disruptions, should be considered when assessing our future liquidity and solvency prospects. In the future, our loan origination volume and our resulting loan balances, and any positive cash flows thereof, could also be lower based on strategic decisions to tighten our credit standards.

In addition to our ability to pledge unencumbered loans against available warehouse capacity, we have relationships with whole loan buyers who have historically demonstrated strong demand for our loans. Securitization markets can also generate additional liquidity; however, financing through the securitization market could result in worse execution as compared to whole loans sales depending on market conditions and, in certain cases, we are required to maintain a minimum investment due to securitization risk retention rules.

Additionally, our securitization transactions require us to maintain a continuing financial interest in the form of securitization investments when we deconsolidate the SPE or in consolidation of the SPE when we have a significant financial interest. In either instance, the continuing financial interest requires us to maintain capital in the SPE that would otherwise be available to us if we had sold loans through a different channel. As it relates to our securitization debt, the maturity of the notes issued by the various trusts occurs upon either the maturity of the loan collateral or full payment of the loan collateral held in the trusts, the timing of which cannot be reasonably estimated. Our own liquidity resources are not required to make any contractual payments on our securitization borrowings.

Our cash flows from operations have also historically been impacted by material net losses. While we achieved net income profitability for the first time during the fourth quarter of 2023, changing business, macroeconomic or other conditions could potentially lead us, in the future, to raise additional capital in the form of equity or debt, which may not be at favorable terms when compared to previous financing transactions.

Our long-term liquidity strategy includes continuing to grow our deposit base, maintaining adequate warehouse capacity, maintaining corporate debt and other sources of financing, as well as effectively managing the capital raised through debt and equity transactions. Although our goal is to increase our cash flow from operations, there can be no assurance that our future operating plans will lead to improved operating cash flows.

The FDIA and FDIC regulations generally limit the ability of an insured depository institution to accept, renew or roll over any brokered deposit unless the institution's capital category is "well capitalized" or, with the FDIC's approval, "adequately capitalized." See Part I, Item 1. *"Government Supervision and Regulation—Brokered Deposits"* for additional information. As of December 31, 2024, our regulatory capital ratios exceeded the thresholds required to be regarded as a well-capitalized institution, and meet all capital adequacy requirements to which we are subject.

Cash Flow and Liquidity Analysis

The following table provides a summary of cash flow data:

	Year Ended December 31,		
($ in thousands)	2024	2023	2022
Net cash used in operating activities	$ (1,119,807)	$ (7,227,139)	$ (7,255,858)
Net cash used in investing activities	(4,820,990)	(1,889,864)	(106,333)
Net cash provided by financing activities	5,034,577	10,885,602	8,439,485

Cash Flows from Operating Activities

For the year ended December 31, 2024, net cash used in operating activities of $1.1 billion stemmed from net income of $498.7 million, an unfavorable change in our operating assets net of operating liabilities of $1.6 billion, and a negative adjustment for non-cash items of $5.6 million. The change in operating assets net of operating liabilities was primarily a result of our loan origination and sales activities. We originated loans of $19.4 billion during the year and also purchased loans of $170 million. These cash uses were partially offset by principal payments on loans of $9.5 billion and principal proceeds from loan sales of $8.5 billion.

For the year ended December 31, 2023, net cash used in operating activities of $7.2 billion stemmed from a net loss of $300.7 million and an unfavorable change in our operating assets net of operating liabilities of $7.6 billion, partially offset by a positive adjustment for non-cash items of $706.8 million. The change in operating assets net of operating liabilities was primarily a result of our loan origination and sales activities. We originated loans of $17.4 billion during the year and also purchased loans of $198.7 million. These cash uses were partially offset by principal payments on loans of $7.2 billion and proceeds from loan sales of $2.1 billion.

For the year ended December 31, 2022, net cash used in operating activities of $7.3 billion stemmed from a net loss of $320.4 million and an unfavorable change in our operating assets net of operating liabilities of $7.5 billion, partially offset by a positive adjustment for non-cash items of $560.1 million. The change in operating assets net of operating liabilities was primarily a result of our loan origination and sales activities. We originated loans of $13.0 billion during the year and also purchased loans of $2.5 billion. These cash uses were largely offset by principal payments on loans of $3.1 billion and proceeds from loan sales of $4.9 billion.

Cash Flows from Investing Activities

For the year ended December 31, 2024, net cash used in investing activities of $4.8 billion was primarily attributable to $3.5 billion related to loan activities. Changes in loans held for investment was primarily a result of loan originations during the period of $7.5 billion, partially offset by principal payments on loans of $3.3 billion and proceeds from loan sales of $677.6 million. Other cash uses included net purchases of $1.2 billion related to our investments in AFS debt securities, $154.3 million for purchases of property, equipment and software, which primarily included internally-developed software and purchased software, and $37.8 million related to purchases of non-securitization investments, primarily FRB stock and FHLB stock. These uses were partially offset by proceeds of $79.8 million from our securitization investments.

For the year ended December 31, 2023, net cash used in investing activities of $1.9 billion was primarily attributable to $1.4 billion related to loan activities, primarily driven by student loans, secured loans and credit cards, net purchases of $381.0 million related to our investments in AFS debt securities, $111.4 million for purchases of property, equipment and software, which primarily included internally-developed software and purchased software, $72.3 million related to business combinations, net of cash acquired, which includes our acquisition of Wyndham and settlements of vested employee performance awards associated with the Technisys Merger, and $66.6 million related to purchases of non-securitization investments, primarily FRB stock and FHLB stock. These uses were partially offset by proceeds of $108.3 million from our securitization investments.

For the year ended December 31, 2022, net cash used in investing activities of $106.3 million was primarily attributable to proceeds of $118.8 million from our securitization investments and the aggregate net cash acquired from the Technisys Merger and Bank Merger of $58.5 million. These sources were more than offset by net cash uses of $173.7 million related to loan activities, primarily driven by credit cards, $93.2 million for purchases of property, equipment and software, which primarily included internally-developed software and purchased software, as well as $10.5 million related to costs incurred in the development and enhancement of software to be sold, leased or marketed.

Cash Flows from Financing Activities

For the year ended December 31, 2024, net cash provided by financing activities of $5.0 billion was primarily attributable to net cash sources from our SoFi Bank deposits of $7.0 billion and proceeds from the issuance of our 2029 convertible notes of $845.3 million. This was partially offset by our net change in debt facilities of $2.0 billion related to our warehouses, and debt repayments of $352.8 million. Our payments of debt issuance costs were in the normal course of business and reflective of our recurring debt warehouse facility activity, which involves securing new warehouse facilities and extending existing warehouse facilities. In addition, we had an outflow of $323.4 million related to the redemption of our Series 1 preferred stock in May 2024.

For the year ended December 31, 2023, net cash provided by financing activities of $10.9 billion was primarily attributable to net cash sources from our SoFi Bank deposits of $11.2 billion. This was partially offset by debt repayments of $799.9 million which exceeded our proceeds from debt financing activity of $520.5 million, which were primarily related to our warehouse facilities. Our payments of debt issuance costs were in the normal course of business and reflective of our recurring debt warehouse facility activity, which involves securing new warehouse facilities and extending existing warehouse facilities.

For the year ended December 31, 2022, net cash provided by financing activities of $8.4 billion was primarily attributable to net cash sources from our SoFi Bank deposits of $7.2 billion. Additionally, our proceeds from debt financing activities of $1.9 billion exceeded our debt repayments of $516.4 million, which were primarily related to our warehouse facilities. Our payments of debt issuance costs were in the normal course of business and reflective of our recurring debt

warehouse facility activity, which involves securing new warehouse facilities and extending existing warehouse facilities. Finally, we paid redeemable preferred stock dividends of $40.4 million and taxes related to RSU vesting of $9.0 million.

Other Arrangements

We enter into arrangements in which we originate loans, establish an SPE and transfer loans to the SPE, which has historically served as an important source of liquidity. We also retain the servicing rights of the underlying loans and hold additional interests in the SPE. When an SPE is determined not to be a VIE or when an SPE is determined to be a VIE but we are not the primary beneficiary, the SPE is not consolidated. In addition, a significant change to the pertinent rights of other parties or our pertinent rights, or a significant change to the ranges of possible financial performance outcomes used in our assessment of the variability of cash flows due to us, could impact the determination of whether or not a VIE is consolidated. VIE consolidation and deconsolidation may lead to increased volatility in our financial results and impact period-over-period comparability. See *Note 1. Organization, Summary of Significant Accounting Policies and New Accounting Standards* to the Notes to Consolidated Financial Statements for our VIE consolidation policy.

Historically, we have established personal loan trusts and student loan trusts that were created and designed to transfer credit and interest rate risk associated with the underlying loans through the issuance of collateralized notes and residual certificates. We hold a variable interest in the trusts through our ownership of collateralized notes in the form of asset-backed bonds and residual certificates. The residual certificates absorb variability and represent the equity ownership interest in the equity portion of the personal loan and student loan trusts.

We are also the servicer for all trusts in which we hold a financial interest. As servicer, we may have the power to perform the activities which most impact the economic performance of the VIE, but since either we hold an insignificant financial interest in the trusts or rights held by other variable interest holders convey power, we are not the primary beneficiary. Further, we do not provide financial support beyond our initial equity investment, and our maximum exposure to loss as a result of our involvement with nonconsolidated VIEs is limited to that initial investment. For a more detailed discussion of nonconsolidated VIEs, including related activity during the year, see *Note 7. Securitization and Variable Interest Entities* to the Notes to Consolidated Financial Statements.

Financial Condition Summary

Changes in the composition and balance of our assets and liabilities as of December 31, 2024 compared to December 31, 2023 were principally attributed to the following:

- a decrease of $906.2 million in cash and cash equivalents and restricted cash and restricted cash equivalents. See *"Cash Flow and Liquidity Analysis"* for further discussion of our cash flow activity;
- an increase in loans held for investment of $2.3 billion, which was primarily related to longer loan holding periods on student loans and secured loans;
- an increase in loans held for sale of $2.3 billion, which was primarily related to personal loan originations;
- an increase in other assets of $1.2 billion, which was primarily related to an increase in accounts receivable, derivative instruments, and deferred tax assets. See *Note 10. Other Assets and Other Liabilities* to the Notes to Consolidated Financial Statements for additional information;
- an increase in investments in AFS debt securities portfolio of $1.2 billion. Our portfolio primarily consists of U.S. Treasury and agency mortgage-backed securities of high credit quality, utilized in our ongoing asset-liability management activities;
- an increase in deposits of $7.4 billion, which was primarily related to increased savings deposits from members; and
- a decrease of $2.0 billion in gross warehouse and risk retention facility debt as we continue to use our consumer deposit growth to replace higher cost of funding sources.

Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with GAAP. In preparing our consolidated financial statements, we make judgments, estimates and assumptions that affect reported amounts of assets and liabilities, as well as revenues and expenses. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. The results involve judgments about the carrying values of assets and liabilities not readily apparent from other sources. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly evaluate our estimates, assumptions and judgments, particularly those that

include the most difficult, subjective or complex judgments which are often about matters that are inherently uncertain. The most significant judgments, estimates and assumptions relate to the critical accounting estimates, which are discussed in detail below. We evaluate our critical accounting policies and estimates on an ongoing basis and update them as necessary based on changes in market conditions or factors specific to us. See *Note 1. Organization, Summary of Significant Accounting Policies and New Accounting Standards* to the Notes to Consolidated Financial Statements for a summary of our significant accounting policies.

Fair Value

Fair value is defined as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We use a three-level fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis in periods subsequent to their initial measurement. The hierarchy requires us to use observable inputs when available and to minimize the use of unobservable inputs when determining fair value. The three levels are defined as follows:

- Level 1 — Quoted prices in active markets for identical assets or liabilities, accessible by us at the measurement date.

- Level 2 — Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or observable inputs other than quoted prices.

- Level 3 — Unobservable inputs for assets or liabilities for which there is little or no market data, which requires us to develop our own assumptions. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models, or similar techniques, which incorporate management's own estimates of assumptions that market participants would use in pricing the asset or liability.

A financial instrument's categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Instruments are categorized in Level 3 of the fair value hierarchy based on the significance of unobservable factors in the overall fair value measurement. Our involvement with VIEs and origination of personal loans, student loans and home loans results in Level 2 and Level 3 assumptions having a material impact on our consolidated financial statements, as further discussed below. We utilize third-party valuation specialists to perform a valuation of these Level 2 and Level 3 financial instruments on a monthly basis with quarterly oversight by a Valuation Working Group established by the Company that comprises leaders across finance, capital markets and accounting.

Loans

We elected the fair value option to measure our personal loans, student loans and home loans, as we believe that fair value best reflects the expected economic performance of the loans. Home loans classified as Level 2 have observable pricing sources utilized by management. Personal loans, student loans and home loans which do not trade in an active market with readily observable prices are classified as Level 3 because the valuations utilize significant unobservable inputs.

We determine the fair value of our loans using a DCF calculation, which is a form of the income approach, while also considering market data as it becomes available. In applying the DCF methodology, we estimate the future cash flows of each loan portfolio using key loan metrics, such as term, vintage, coupon rate, coupon type and current balance, among others. The significant assumptions used in the valuation model include conditional prepayment rate, annual default rate and discount rate. The conditional prepayment rate represents the monthly annualized proportion of the principal of a pool of loans that is assumed to be paid off prematurely in each period. The annual default rate represents the annualized rate of borrowers who do not make loan payments on time. The conditional prepayment and annual default rate assumptions are determined using company-specific historical loan performance curves. The discount rate represents the weighted average rate at which the expected cash flows are discounted to arrive at the net present value of the loans. The discount rate is determined based on company-specific factors and market observations, including underlying benchmark rates, our weighted average coupon rate and expected duration of the assets, the last of which is also impacted by expected prepayment rates. We also consider the volume and terms of recent whole loan sales and securitization market pricing factors, as applicable, as indicators of loan fair values.

Securitizations

Loans in consolidated VIEs remain on our consolidated balance sheet and are measured at fair value using Level 3 inputs in a manner consistent with our non-securitization loans. Moreover, third-party residual claims on these loans are measured at fair value on a recurring basis and are presented as *residual interests classified as debt* in our consolidated balance sheet. We classify the residual interests classified as debt as Level 3 due to the reliance on significant unobservable valuation

inputs. In Company-sponsored securitization transactions that meet the applicable criteria to be accounted for as a sale, we retain certain asset-backed bonds, which are measured at fair value on a recurring basis using Level 2 inputs, and residual investments, which are measured at fair value on a recurring basis using Level 3 inputs. These risk retention interests in nonconsolidated VIEs are referred to as securitization investments.

We determine the fair value of our residual interests classified as debt and our securitization investments using a DCF calculation, while also considering market data as it becomes available. In applying the DCF methodology, we estimate the future collateral cash flows using key securitization portfolio metrics, such as contractual payments and delinquency profile, among others. The significant assumptions used in the valuation model include conditional prepayment rate, annual default rate and discount rate. The conditional prepayment and annual default rate assumptions are determined using observed prepayment and default performance. The discount rate is determined based on market observations, such as secondary trading information, newly closed deals, benchmark rates and spread index, among others.

See "*Quantitative and Qualitative Disclosures About Market Risk*" for discussion of the sensitivity of our financial instruments measured at fair value to changes in various market risks.

Goodwill

Goodwill represents the fair value of an acquired business in excess of the fair value of the identified net assets acquired. As of December 31, 2024, we had goodwill of $1.4 billion.

Goodwill is tested for impairment at the reporting unit level at least annually, with a recurring testing date of October 1, or whenever indicators of impairment exist. Impairment of goodwill is the condition that exists when the carrying amount of a reporting unit that includes goodwill exceeds its fair value. We may assess goodwill for impairment initially based on qualitative considerations, referred to as "step zero", to determine whether conditions exist that indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If management concludes, based on its assessment of relevant events, facts and circumstances that it is more likely than not that a reporting unit's carrying value is greater than its fair value, then a quantitative analysis, referred to as step one, will be performed to determine if there is any impairment. We may alternatively elect to initially perform a quantitative assessment and bypass the qualitative assessment. Quantitative goodwill impairment assessments require a significant amount of management judgment, and a meaningful change in the forecasted future revenues and cash flows, the discount rate, and the determination of market multiples used in testing goodwill for impairment could result in a material impact on the Company's results of operations and financial position.

A goodwill impairment loss is recognized for the amount that the carrying amount of a reporting unit, including goodwill, exceeds its fair value, limited to the total amount of goodwill allocated to that reporting unit. Therefore, if the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired. Our reporting units for our goodwill impairment analysis represent components of our business at one level below our operating segments.

As of the annual impairment testing date of October 1, 2024, the Company performed a quantitative assessment for its Galileo and Technisys reporting units. Management calculated the fair value amount of the Galileo and Technisys reporting units using an evenly weighted combination of a DCF calculation, which is a form of the income approach, and a market multiples calculation, which is a form of the market approach.

The discount rates used for the Galileo and Technisys reporting units in our annual quantitative assessment were 13.2% and 19.7%, respectively. The higher discount rate at Technisys was primarily driven by macroeconomic factors in Latin America, specifically the highly inflationary economic environment in Argentina. Additionally, management applied a terminal year long-term growth rate of 4.0% to both reporting units.

As a result of this assessment, the fair value of the Galileo and Technisys reporting units were determined to be above their respective carrying values, though not substantially, which resulted in no impairment at October 1, 2024.

If the discount rate applied to the estimated cash flows was increased or decreased by 50 basis points, the fair value of the Galileo and Technisys reporting units would decrease or increase by approximately 7% and 5%, respectively. Similarly, if the long-term growth rate was increased or decreased by 50 basis points, the fair value of the Galileo and Technisys reporting units would increase or decrease by approximately 3% and 2%, respectively.

As of December 31, 2024 the amount of goodwill assigned to Galileo and Technisys was $816.0 million and $522.6 million, respectively.

For each of our other reporting units, the Company performed a qualitative "step zero" analysis as of its annual impairment testing date of October 1, 2024. The Company evaluated events and circumstances since the last assessment date to

determine if it was more likely than not that the fair value of the reporting units were less than their respective carrying amounts. The factors evaluated included an assessment of macroeconomic conditions, industry and market conditions, key financial metrics, overall financial performance of the reporting unit, or any other specific events or changes. As a result of this assessment, the fair value of these reporting units was determined to be above their respective carrying values which resulted in no impairment loss as of October 1, 2024.

For all of our reporting units, management continued to monitor events and circumstances after October 1 annual testing date and through December 31, 2024, concluding that it was not more-likely-than-not that the fair value of any of our reporting units was below its respective carrying value as of December 31, 2024.

Management cannot predict the occurrence of certain events or changes in circumstances that might adversely affect the value of goodwill. We continue to monitor the aforementioned conditions, general macroeconomic deterioration, including the interest rate environment, inflationary pressures, and the potential for a prolonged economic downturn or recession, as well as other factors, including those listed in "*Cautionary Statement Regarding Forward-Looking Statements*" and "*Risk Factors*" in Part I, Item 1A of this Annual Report. Further persistence of the aforementioned conditions and these other factors could result in additional impairment charges in future periods.

See *Note 8. Goodwill and Intangible Assets* to the Notes to Consolidated Financial Statements for additional disclosures related to goodwill.

Valuation Allowance on Deferred Tax Assets

Determining our deferred tax assets, including any related valuation allowance, and assessing their realizability, requires significant judgements and assumptions. To the extent that our judgements and assumptions materially change, or if actual circumstances differ materially from those in the assumptions, our financial statements could be materially impacted, by the recognition of deferred tax expense and increases to our valuation allowance.

We recognize deferred tax assets for the expected future tax benefits of temporary differences between the financial reporting and tax basis of assets, as well as for net operating loss and tax credit carryforwards. Deferred tax assets are measured using tax rates that are expected to apply to taxable income for the years in which those assets are expected to be realized. A significant portion of the Company's deferred tax assets relate to U.S. federal and state jurisdictions.

In connection with recording deferred taxes, management assesses the likelihood that deferred tax assets are more likely than not to be realized. A valuation allowance is recorded if, in management's judgment, it is determined that it is not more-likely-than-not that all or some portion of the deferred tax asset will be realized. We evaluate our deferred tax assets quarterly to determine whether adjustments to our valuation allowance are appropriate in light of changes in facts and circumstances.

Management reviews all evidence, both positive and negative, to determine whether it is more likely than not that our deferred tax assets are realizable. Examples of positive or negative evidence include cumulative income, projections of future profitability, future reversal of deferred tax liabilities, history of U.S. federal and material state tax attributes expiring unused, as well as tax planning strategies. Management defines cumulative income as the most recent three years of pre-tax income adjusted for certain non-recurring, non-taxable, or non-deductible transactions. Generally, the weight we give to any particular factor is dependent upon the degree to which it can be objectively verified. As a result, we give greater weight to the recent cumulative income of a relevant jurisdiction than other more subjective factors.

During the fourth quarter of 2024, based on this assessment, management concluded that cumulative income combined with projections of future profitability provided substantial positive evidence that outweighs the negative evidence to support the realization of certain of the Company's deferred tax assets, primarily related to U.S. and certain state jurisdictions. As a result, during the fourth quarter of 2024, the Company released $258.4 million of its valuation allowance. We continue to maintain a valuation allowance of $30.7 million in certain state and foreign jurisdictions where sufficient positive evidence does not exist to support the realizability of deferred tax assets. Management will continue to assess the need for a valuation allowance in future periods.

See *Note 17. Income Taxes* to the Notes to Consolidated Financial Statements for additional disclosures related to income taxes.

Recent Accounting Standards Issued, But Not Yet Adopted

See *Note 1. Organization, Summary of Significant Accounting Policies and New Accounting Standards* to the Notes to Consolidated Financial Statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, we are subject to a variety of market-related risks that can affect our operations and profitability. We broadly define these areas of risk as interest rate risk, credit risk, counterparty risk and operational risk. Historically, substantially all of our revenue and operating expenses were denominated in United States dollars. We may in the future be subject to increasing foreign currency exchange rate risk with our acquisition of a foreign company. Foreign currency exchange rate risk is the risk that our financial position or results of operations could be positively or negatively impacted by fluctuations in exchange rates. Exchange rate risk was not a material risk for us during the years presented.

Interest Rate Risk

We are exposed to the risk of loss to future earnings, values or future cash flows that may result from changes in market discount rates or overall market conditions, such as instability in the banking and financial services sectors. We are subject to interest rate risk associated with our loans, securitization investments (including residual investments and asset-backed bonds), servicing rights and investments in AFS debt securities, which are measured at fair value on a recurring basis using a discounted cash flow methodology in which the discount rate represents an estimate of the required rate of return by market participants. Our loans with variable interest rates are exposed to interest rate volatility, which impacts the amount of recognized interest income. Our securitization residual investments are carried at fair value, which is subject to changes in market value by virtue of the impact of interest rates on the market yield of the residual investments. The value and earnings of our asset-backed bonds, which are associated with our personal loans and student loans, have a converse relationship to the movement of interest rates. That is, as interest rates rise, bond values and earnings fall and vice versa. Additionally, we are subject to interest rate risk on our variable-rate warehouse facilities and our revolving credit facility. Market interest rates may also drive the interest we offer to members on their deposits. Future funding activities may increase our exposure to interest rate risk, as the interest rates payable on such funding may be tied to SOFR or another representative alternative reference rate. We are also exposed to market risk through our investments in equity securities, which we elect to measure using the measurement alternative method of accounting and therefore may have positive or negative adjustments that impact our results of operations resulting from observable price changes based on current market conditions.

Interest rate risk also occurs in periods where changes in short-term interest rates result in loans being originated with terms that provide a smaller interest rate spread above the financing terms of our warehouse facilities or above the interest rate we offer on deposits, which can negatively impact our realized net interest income. We manage and mitigate these risks using interest rate derivative hedges, our investment portfolio, and broader asset liability management activities. Our Corporate Treasury group, under the supervision of our ALCO and Board Risk Management committees, centrally manages our interest rate risk. Our ALCO includes leadership from Treasury, Finance, Independent Risk Management, and Business Units. ALCO is responsible for identifying key risks and exposures, establishing tolerances and limits, monitoring them appropriately, and managing these risks. Risk management activities are conducted under the oversight of respective Board Risk Management committees.

Our primary metrics for the measurement and monitoring of interest rate risk (IRR) on a company-wide basis include Net Interest Income (NII) and fair value sensitivity. Additionally, we utilize Economic Value of Equity (EVE) as a longer term metric of interest rate risk. These interest rate risk metrics are calculated for a wide range of interest rate scenarios, and risk appetite limits have been established. The interest rate risk exposures and historical trends against risk limit scenarios are reported to our ALCO and EBRC.

The NII risk metric measures the change in net interest income under an interest rate shock relative to the forecasted baseline scenario over a 12 month horizon. Our baseline forecast takes into consideration the current balance sheet, projections of future business activity, and the market expectations of benchmark interest rates. The NII metric is driven by key modeling assumptions for both assets and liabilities. For assets, key assumptions include prepayment speeds, new lending origination volumes, and new lending origination pricing. For liabilities, key assumptions include forecasted deposit balances and deposit pricing betas.

Fair value sensitivities measure the interest rate sensitivity of balance sheet assets recorded at fair value which primarily consists of loans and securitization investments. Servicing rights and AFS securities in the investment portfolio are also measured as fair value sensitivities. The fair value sensitivity reflects the change in asset price due to an interest rate shock to the underlying benchmark discount rate. Key assumptions for the fair value sensitivity include conditional prepayment rates, annual default rates, and discount rates. Please refer to the Level 3 Significant Inputs in *Note 15. Fair Value Measurements* to the Notes to Consolidated Financial Statements for more details on these assumptions.

The following tables summarize the potential effect on (i) net interest income; and (ii) the change in fair value of interest rate sensitive financial assets recorded on our consolidated balance sheet, based upon a sensitivity analysis performed by management assuming a hypothetical, immediate and parallel increase and decrease in market interest rates of 100 and 200 basis points. While a relevant measure of our interest rate exposure, this sensitivity analysis does not represent a forecast of our net interest income.

| | Net Interest Income (Expense) | |
	December 31, 2024	December 31, 2023
Basis point change scenario		
+200	$ (140,315)	$ (80,484)
+100	(62,415)	(33,942)
-100	53,730	42,855
-200	99,763	81,436

| | Change in Fair Value | |
	December 31, 2024	December 31, 2023
Basis point change scenario		
+200	$ (1,102,784)	$ (802,857)
+100	(562,526)	(409,956)
-100	591,349	438,486
-200	1,209,383	896,011

Our consolidated balance sheet is liability sensitive, given that liabilities are expected to reprice faster than assets resulting in higher net interest income in decreasing interest rate scenarios. The period over period change in sensitivity reflected in the tables above are attributed to changes in balance sheet composition and asset-liability management activities.

In addition to our net interest income and fair value sensitivity analysis above, we also utilize EVE as a longer term measure of interest rate risk. EVE is a point-in-time analysis of the sensitivity of the current balance sheet and off-balance sheet assets and liabilities that incorporates all cash flows over their estimated remaining lives. Due to this longer forecast, EVE only uses the current balance sheet and does not include assumptions related to future activities. Key modeling assumptions in the EVE metric include asset prepayment speeds, deposit pricing beta, and deposit decay rates.

The scenarios, methodologies and assumptions used in the IRR framework are periodically evaluated and enhanced in response to changes in the market environment, changes in our balance sheet composition, enhancements in our modeling and other factors. The identification and testing of key assumptions are influenced by market conditions and management views of key risks. IRR measurement across interest rate scenarios is driven by key modeling assumptions that influence the calculated exposures. Calibration of key assumptions is based upon a combination of factors including historical experience and management judgment. Key modeling assumptions are subject to periodic review and validation. In addition, sensitivity testing is performed on key assumptions by increasing and decreasing the modeling inputs relative to the base value and then comparing the resulting impact to the IRR exposure. Sensitivity testing is periodically reported to ALCO.

Credit Risk

We are subject to credit risk, which is the risk of default that results from a borrower's inability or unwillingness to make contractually required loan payments or declines in home loan collateral values. Generally, all loans sold into the secondary market are sold without recourse. For such loans, our credit risk is generally limited to repurchase obligations due to fraud or origination defects. For loans that were repurchased or not sold in the secondary market, we are subject to credit risk to the extent a borrower defaults and we are not able to fully recover the principal balance. We believe that this risk is mitigated through the implementation of stringent underwriting standards, strong fraud detection tools and technology designed to comply with applicable laws and our standards. In addition, we believe that this risk is mitigated through the quality of our loan portfolio.

The following table summarizes the potential effect on earnings over the next 12 months and the potential effect on the fair values of our loans for which we elected the fair value option and residual investments recorded on our consolidated balance sheet as of December 31, 2024 based on upon a sensitivity analysis performed by management assuming an immediate hypothetical change in credit loss rates by a rate of 10%. The fair value and earnings sensitivities are applied only to financial

assets that existed at the balance sheet date, which included loans, investments in AFS debt securities (which had an immaterial impact from credit risk) and residual investments as of December 31, 2024. Asset-backed bonds are excluded because they are not expected to absorb the losses of the VIE based on the extent of overcollateralization and expected credit losses of the VIE. Alternatively, residual investments are subject to credit exposure, and by design this is the portion of the SPE that is expected to absorb the losses of the VIE.

The carrying value and earnings sensitivities are applied only to financial assets that existed at the balance sheet date, which included loans at amortized cost, for which we have recorded an allowance as of December 31, 2024.

($ in thousands)	Impact if Credit Loss Rates:	
	Increase 10 Percent	Decrease 10 Percent
Fair value	$ (121,431)	$ 121,431
Carrying value	(4,668)	4,668
Income (loss) before income taxes	(126,099)	126,099

Counterparty Risk

We are subject to risk that arises from our debt warehouse facilities, economic hedging activities, third-party custodians, and capped call options on our common stock. These activities generally involve an exchange of obligations with unaffiliated lenders or other individuals or entities, referred to in such transactions as "counterparties". If a counterparty was to default, we could potentially be exposed to reputational damage and financial loss if such counterparty was unable to meet its obligations to us. We manage this risk by selecting only counterparties that we believe to be financially strong, spreading the risk among multiple such counterparties, placing contractual limits on the amount of dependence on any single counterparty, and entering into netting agreements with the counterparties, as appropriate.

In accordance with Treasury Market Practices Group's recommendation, we execute Securities Industry and Financial Markets Association trading agreements with all material trading partners. Each such agreement provides for an exchange of margin money should either party's exposure exceed a predetermined contractual limit. Such margin requirements limit our overall counterparty exposure. The master netting agreements contain a legal right to offset amounts due to and from the same counterparty. Derivative assets represent derivative contracts in a gain position net of loss positions with the same counterparty and, therefore, also represent our maximum counterparty credit risk. We incurred no losses due to nonperformance by any of our counterparties during the year ended December 31, 2024. As of December 31, 2024, gross derivative asset and liability positions subject to master netting arrangements were $289.0 million and less than $1 million, respectively.

In the case of our loan warehouse facilities, we are subject to risk if the counterparty chooses not to renew a borrowing agreement and we are unable to obtain financing to originate loans. With our loan warehouse facilities, we seek to mitigate this risk by ensuring that we have sufficient borrowing capacity with a variety of well-established counterparties to meet our funding needs. As of December 31, 2024, we had total borrowing capacity under loan warehouse facilities of $6.8 billion, of which $1.3 billion was utilized. Refer to *Note 12. Debt* to the Notes to Consolidated Financial Statements for additional information regarding our loan warehouse facilities.

In the case of our call options on our common stock, if the capped call counterparties, which are financial institutions and initial purchasers of our convertible notes, are unable to meet their obligations under the contract, we may not be able to mitigate the dilutive effect on our common stock upon conversions of our convertible notes or offset any potential cash payments we may be required to make in excess of the principal amount of converted convertible notes. Refer to *Note 13. Equity* to the Notes to Consolidated Financial Statements for additional information on our capped call transactions.

Operational Risk

Operational risk is the risk of loss arising from inadequate or failed internal processes, controls, people (e.g., human error or misconduct) or systems (e.g., technology problems), business continuity or external events (e.g., natural disasters), compliance, reputational, regulatory, cybersecurity or legal matters and includes those risks as they relate directly to us, fraud losses attributed to applications and any associated fines and monetary penalties as a result, transaction processing, or employees, as well as to third parties with whom we contract or otherwise do business. We rely on third-party computer systems and third-party providers to support and carry out certain functions on our platform, which are themselves susceptible to operational risk or which may rely on subcontractors to provide services to us that face similar risks. Any interruption in

services or deterioration in the quality of the service or performance of such third-party systems or providers could be disruptive to our business and adversely affect our results of operations and the perception of the reliability of our networks and services and the quality of our brand. In addition, we may be subjected to member complaints, fines, subpoenas, civil investigative demands, litigation, disputes, regulatory investigations and other similar actions. We strive to manage operational risk, including operational risk associated with our reliance on third-party systems, through contractual provisions, our system design, and a robust third-party risk management process, which includes establishing policies and procedures to accomplish timely and efficient processing, obtaining periodic internal control attestations from management, conducting internal process Risk Control Self-Assessments and audit reviews to evaluate the effectiveness of internal controls. With respect to cybersecurity risk, which can also translate to financial and reputational risk, our technology and cybersecurity teams rely on a layered system of preventive and detective technologies, controls, and policies to detect, mitigate, and contain cybersecurity threats. In addition, our cybersecurity team, and the third-party consultants they engage, regularly assess our cybersecurity risks and mitigation efforts. Our operational risk, and the amount we invest in risk management, may increase as we introduce new products and product features, and as new threat actors and evolving threat vectors, such as account takeover tactics, increase and become more sophisticated. In order to be effective, among other things, our enterprise risk management capabilities must adapt and align to support any new product or loan features, capability, strategic development, or external change.

Item 8. Financial Statements and Supplementary Data

SOFI TECHNOLOGIES, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of SoFi Technologies, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SoFi Technologies, Inc. and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income (loss), changes in temporary equity and permanent equity (deficit), and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Loans at fair value— Refer to Notes 1, 4, and 15 to the financial statements

Critical Audit Matter Description

The Company has elected the fair value option to measure personal and student loans, which are classified as Level 3 instruments because the valuations utilize significant unobservable inputs. The Company determines the fair value of the loans using a discounted cash flow calculation, which is a form of the income approach, while also considering market data as it becomes available. Management estimates the future cash flows of each loan portfolio using key loan metrics and significant unobservable inputs. The significant unobservable assumptions used in the valuation model include conditional prepayment rate, annual default rate and discount rate.

We identified the valuation of certain personal and student loans, as a critical audit matter because of the unobservable inputs management uses to estimate fair value. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the fair value measurement of the personal and student loans included the following, among others:

- We tested the effectiveness of internal controls over the fair value of personal and student loans, including management's controls over the evaluation of the reasonableness of unobservable inputs used in the valuation.

- We tested the completeness and accuracy of the source information derived from the Company's loan data, which is used in the valuation model.

- We evaluated the valuation models and the related assumptions, including significant unobservable inputs.

- With the assistance of our fair value specialists, we developed a range of independent fair value estimates of certain personal and student loans and compared our estimates to the Company's estimates.

Goodwill — Galileo and Technisys Reporting Units - Refer to Notes 1 and 8 to the financial statements

Critical Audit Matter Description

The Company tests goodwill for impairment at the reporting unit level annually on October 1st or whenever indicators of impairment exist. As of the annual impairment testing date of October 1, 2024, the Company performed a quantitative goodwill impairment assessment ("quantitative assessment") for its Galileo and Technisys reporting units The Company's quantitative assessment involves the comparison of the fair value of each reporting unit to its carrying amount. The Company determines the fair value of its reporting units using a combination of a discounted cash flow ("DCF") calculation, which is a form of the income approach, and a market multiples calculation, which is a form of the market approach. The determination of the fair value of a reporting unit requires management to make significant estimates and assumptions related to forecasted future revenues and cash flows, the discount rate, and the determination of market multiples. Changes in these assumptions could have a significant impact on the fair value of the reporting units.

We identified the Company's annual quantitative assessment of reporting units as a critical audit matter because of certain significant estimates and assumptions made by management to estimate the fair values of these reporting units. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists, when performing procedures to evaluate the reasonableness of management's estimates and assumptions related to the forecasted future revenues and cash flows, the discount rate, and the determination of market multiples, specifically due to the sensitivity of the fair value of the reporting units to changes in the assumptions.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the significant estimates and assumptions made by management to estimate the fair value of the Galileo and Technisys reporting units used in the quantitative assessment included the following, among others:

- We tested the effectiveness of controls over management's quantitative impairment assessment, including those controls related to management's forecast of future revenues and cash flows, selection of discount rates and determination of market multiples.

- With the assistance of our fair value specialists, we evaluated the reasonableness of the valuation methodology and the key assumptions used in the assessment, including the selection of discount rates for which we tested the mathematical accuracy of the calculation, and developed a range of independent estimates and compared those to the discount rate selected by management. For the determination of market multiples, our specialist evaluated the peer set utilized, the selection and calculation of the multiples, and weighting of the multiples.

- We evaluated management's ability to accurately forecast future revenues and cash flows by (1) understanding management's process for developing their forecasts, and (2) comparing the forecasts to historical results, projections utilized in the prior year goodwill impairment analysis, and forecasted information included in analyst and industry reports.

Valuation Allowance on Deferred Tax Assets - Refer to Note 1 and Note 17 to the financial statements

Critical Audit Matter Description

The Company recognizes deferred tax assets for the expected future tax benefits of temporary differences between the financial reporting and tax bases of assets, as well as for net operating loss and tax credit carryforwards. A valuation allowance is recorded if, in management's judgment, it is determined that it is not more-likely-than-not that all or some portion of the deferred tax asset will be realized. In determining whether it is more likely than not that deferred tax assets are realizable, management reviews all evidence, both positive and negative, including cumulative income, projections of future profitability, future reversal of deferred tax liabilities, history of U.S. federal and material state tax attributes expiring unused, as well as tax planning strategies.

In prior periods, the Company determined that it was not more-likely-than-not that all or some portion of the deferred tax assets would be realized due to historical cumulative losses and recorded a valuation allowance. During the fourth quarter of 2024, management concluded that cumulative income combined with projections of future profitability provided substantial positive evidence that outweighs the negative evidence to support the realization of certain of the Company's deferred tax assets

primarily related to U.S. and certain state jurisdictions and released $258 million of its valuation allowance ("valuation allowance release").

We identified the Company's valuation allowance release as a critical audit matter due to the significant judgments made by management in assessing the realizability of deferred tax assets subject to the valuation allowance release. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our income tax specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company's valuation allowance release included the following, among others:

- We tested the effectiveness of management's internal controls over the methods, assumptions, and judgements to determine whether it is more likely than not that the deferred tax assets will be realized, including management's internal controls over the calculation of cumulative income, projections of future profitability, future reversal of deferred tax liabilities, history of U.S. federal tax attributes and material state tax attributes expiring unused, and tax planning strategies.

- With the assistance of our income tax specialists:

  ◦ We evaluated management's calculation of cumulative income including the appropriateness of the adjustments for certain non-taxable and non-deductible transactions as well as non-recurring items.

  ◦ We evaluated the nature and timing of the future reversal of the Company's deferred tax liabilities.

  ◦ We evaluated the nature of the deferred tax assets, including any history of U.S. federal and material state tax attributes expiring unused, and whether the sources of future taxable income were appropriate and sufficient such that the deferred tax assets would be realized under the relevant tax laws.

  ◦ We evaluated the plausibility of management's potential tax strategies to realize the deferred tax assets.

- We evaluated the reasonableness of management's projections of future profitability by:

  ◦ Understanding management's process for developing their projections

  ◦ Assessing the projections against internal communications to management and the board of directors, projected information included in analyst and industry reports and other areas of the audit.

/s/   Deloitte & Touche LLP

San Francisco, California
February 24, 2025

We have served as the Company's auditor since 2017.

SoFi Technologies, Inc.
Consolidated Balance Sheets
(In Thousands, Except for Share Data)

		December 31,		
		2024		**2023**
Assets				
Cash and cash equivalents	$	2,538,293	$	3,085,020
Restricted cash and restricted cash equivalents		171,067		530,558
Investment securities (includes available-for-sale securities of $1,804,043 and $595,187 at fair value with associated amortized cost of $1,807,686 and $596,757, as of December 31, 2024 and 2023, respectively)		1,895,689		701,935
Loans held for sale, at fair value		17,684,892		15,396,771
Loans held for investment, at fair value		8,597,368		6,725,484
Loans held for investment at amortized cost (less allowance for credit losses of $46,684 and $54,695 as of December 31, 2024 and 2023, respectively)		1,246,458		836,159
Servicing rights		342,128		180,469
Property, equipment and software		287,869		216,908
Goodwill		1,393,505		1,393,505
Intangible assets		297,794		364,048
Operating lease right-of-use assets		81,219		89,635
Other assets (less allowance for credit losses of $2,444 and $1,837 as of December 31, 2024 and 2023, respectively)		1,714,669		554,366
Total assets	$	36,250,951	$	30,074,858
Liabilities, temporary equity and permanent equity				
Liabilities:				
Deposits:				
Interest-bearing deposits	$	25,861,400	$	18,568,993
Noninterest-bearing deposits		116,804		51,670
Total deposits		25,978,204		18,620,663
Accounts payable, accruals and other liabilities		556,923		549,748
Operating lease liabilities		97,389		108,649
Debt		3,092,692		5,233,416
Residual interests classified as debt		609		7,396
Total liabilities		29,725,817		24,519,872
Commitments, guarantees, concentrations and contingencies (Note 18)				
Temporary equity[1]:				
Redeemable preferred stock, $0.00 par value: 100,000,000 and 100,000,000 shares authorized; — and 3,234,000 shares outstanding as of December 31, 2024 and 2023, respectively		—		320,374
Permanent equity:				
Common stock, $0.00 par value: 3,100,000,000 and 3,100,000,000 shares authorized; 1,095,357,781 and 975,861,793 shares issued and outstanding as of December 31, 2024 and 2023, respectively[2]		109		97
Additional paid-in capital		7,838,988		7,039,987
Accumulated other comprehensive loss		(8,365)		(1,209)
Accumulated deficit		(1,305,598)		(1,804,263)
Total permanent equity		6,525,134		5,234,612
Total liabilities, temporary equity and permanent equity	$	36,250,951	$	30,074,858

_____

(1) Redemption amount was $323,400 as of December 31, 2023. See *Note 13. Equity* for additional information.

(2) Includes 100,000,000 non-voting common shares authorized and no non-voting common shares issued and outstanding as of December 31, 2024 and 2023. See *Note 13. Equity* for additional information.

The accompanying notes are an integral part of these consolidated financial statements.

SoFi Technologies, Inc.
Consolidated Balance Sheets (Continued)
(In Thousands, Except for Share Data)

The following table presents the assets and liabilities of consolidated VIEs which are included in our consolidated balance sheets. The assets in the below table may only be used to settle obligations of consolidated VIEs and are in excess of those obligations as of the dates presented. Additionally, the assets and liabilities in the table below exclude intercompany balances, which eliminate upon consolidation. See *Note 7. Securitization and Variable Interest Entities* for additional information.

| | December 31, | |
	2024	**2023**
Assets:		
Restricted cash and restricted cash equivalents	$ 20,719	$ 50,547
Loans held for sale, at fair value	171,421	502,757
Loans held for investment, at fair value	80,812	221,461
Total assets	$ 272,952	$ 774,765
Liabilities:		
Accounts payable, accruals and other liabilities	$ 117	$ 1,773
Debt	80,878	420,974
Residual interests classified as debt	609	7,396
Total liabilities	$ 81,604	$ 430,143

The accompanying notes are an integral part of these consolidated financial statements.

SoFi Technologies, Inc.
Consolidated Statements of Operations and Comprehensive Income (Loss)
(In Thousands, Except for Per Share Data)

		Year Ended December 31,				
		2024		**2023**		**2022**
Interest income						
Loans and securitizations	$	2,601,988	$	1,944,128	$	759,504
Other		205,829		106,939		13,867
Total interest income		2,807,817		2,051,067		773,371
Interest expense						
Securitizations and warehouses		112,398		244,220		110,127
Deposits		930,154		507,820		59,793
Corporate borrowings		48,346		36,833		18,438
Other		438		454		917
Total interest expense		1,091,336		789,327		189,275
Net interest income		1,716,481		1,261,740		584,096
Noninterest income						
Loan origination, sales, and securitizations		255,870		371,812		565,372
Servicing		22,244		37,328		43,547
Technology products and solutions		350,810		323,972		304,901
Loan platform fees		141,608		33,602		31,540
Other		187,846		94,335		44,079
Total noninterest income		958,378		861,049		989,439
Total net revenue		2,674,859		2,122,789		1,573,535
Provision for credit losses		31,712		54,945		54,332
Noninterest expense						
Technology and product development		551,787		511,419		405,257
Sales and marketing		796,293		719,400		617,823
Cost of operations		461,633		379,998		313,226
General and administrative		600,089		511,011		501,618
Goodwill impairment		—		247,174		—
Total noninterest expense		2,409,802		2,369,002		1,837,924
Income (loss) before income taxes		233,345		(301,158)		(318,721)
Income tax benefit (expense)		265,320		416		(1,686)
Net income (loss)	$	498,665	$	(300,742)	$	(320,407)
Other comprehensive income (loss)						
Unrealized gains (losses) on available-for-sale securities, net		(7,158)		6,410		(7,260)
Foreign currency translation adjustments, net		2		677		435
Total other comprehensive income (loss)		(7,156)		7,087		(6,825)
Comprehensive income (loss)	$	491,509	$	(293,655)	$	(327,232)
Earnings (loss) per share (Note 19)						
Earnings (loss) per share – basic	$	0.46	$	(0.36)	$	(0.40)
Earnings (loss) per share – diluted	$	0.39	$	(0.36)	$	(0.40)
Weighted average common stock outstanding – basic		1,050,219		945,024		900,886
Weighted average common stock outstanding – diluted		1,101,390		945,024		900,886

The accompanying notes are an integral part of these consolidated financial statements.

SoFi Technologies, Inc.
Consolidated Statements of Changes in Temporary Equity and Permanent Equity (Deficit)
(In Thousands, Except for Share Data)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Permanent Equity	Temporary Equity	
	Shares	Amount					Shares	Amount
Balance at January 1, 2022	828,154,462	$ 83	$ 5,561,831	$ (1,471)	$(1,183,114)	$ 4,377,329	3,234,000	$ 320,374
Share-based compensation expense	—	—	328,571	—	—	328,571	—	—
Equity-based payments to non-employees	100,000	—	—	—	—	—	—	—
Vesting of RSUs	23,183,000	2	(2)	—	—	—	—	—
Stock withheld related to taxes on vested RSUs	(1,196,691)	—	(8,983)	—	—	(8,983)	—	—
Exercise of common stock options	1,955,031	—	2,610	—	—	2,610	—	—
Issuance of common stock in acquisition	81,700,318	8	873,369	—	—	873,377	—	—
Vested awards assumed in acquisition	—	—	2,855	—	—	2,855	—	—
Redeemable preferred stock dividends	—	—	(40,425)	—	—	(40,425)	—	—
Net loss	—	—	—	—	(320,407)	(320,407)	—	—
Other comprehensive loss, net of taxes	—	—	—	(6,825)	—	(6,825)	—	—
Balance at December 31, 2022	933,896,120	$ 93	$ 6,719,826	$ (8,296)	$(1,503,521)	$ 5,208,102	3,234,000	$ 320,374
Share-based compensation expense	—	—	302,342	—	—	302,342	—	—
Vesting of RSUs	33,564,543	3	(3)	—	—	—	—	—
Stock withheld related to taxes on vested RSUs	(1,866,434)	—	(15,300)	—	—	(15,300)	—	—
Exercise of common stock options	796,883	—	1,145	—	—	1,145	—	—
Common stock retired	(19,319)	—	—	—	—	—	—	—
Extinguishment of convertible notes by issuance of common stock	9,490,000	1	72,402	—	—	72,403	—	—
Redeemable preferred stock dividends	—	—	(40,425)	—	—	(40,425)	—	—
Net loss	—	—	—	—	(300,742)	(300,742)	—	—
Other comprehensive income, net of taxes	—	—	—	7,087	—	7,087	—	—
Balance at December 31, 2023	975,861,793	$ 97	$ 7,039,987	$ (1,209)	$(1,804,263)	$ 5,234,612	3,234,000	$ 320,374
Share-based compensation expense	—	—	286,059	—	—	286,059	—	—
Vesting of RSUs	35,609,258	4	(4)	—	—	—	—	—
Stock withheld related to taxes on vested RSUs	(2,397,214)	—	(22,601)	—	—	(22,601)	—	—
Exercise of common stock options	3,070,270	—	21,407	—	—	21,407	—	—
Extinguishment of convertible notes by issuance of common stock	83,213,674	8	614,138	—	—	614,146	—	—
Purchase of capped calls	—	—	(90,649)	—	—	(90,649)	—	—
Unwind of capped calls	—	—	10,180	—	—	10,180	—	—
Redeemable preferred stock dividends	—	—	(16,503)	—	—	(16,503)	—	—
Preferred stock redemption	—	—	(3,026)	—	—	(3,026)	(3,234,000)	(320,374)
Net income	—	—	—	—	498,665	498,665	—	—
Other comprehensive loss, net of taxes	—	—	—	(7,156)	—	(7,156)	—	—
Balance at December 31, 2024	1,095,357,781	$ 109	$ 7,838,988	$ (8,365)	$(1,305,598)	$ 6,525,134	—	$ —

The accompanying notes are an integral part of these consolidated financial statements.

SoFi Technologies, Inc.
Consolidated Statements of Cash Flows
(In Thousands)

		Year Ended December 31,				
		2024		**2023**		**2022**
Operating activities						
Net income (loss)	$	498,665	$	(300,742)	$	(320,407)
Adjustments to reconcile net income (loss) to net cash used in operating activities:						
Share-based compensation expense		246,152		271,216		305,994
Depreciation and amortization		203,498		201,416		151,360
Goodwill impairment		—		247,174		—
Deferred debt issuance and discount expense		13,478		20,104		18,292
Gain on extinguishment of convertible debt		(62,517)		(14,574)		—
Provision for credit losses		31,712		54,945		54,332
Deferred income taxes		(286,917)		(15,828)		(3,498)
Fair value changes in loans held for investment		(158,215)		(44,007)		—
Fair value changes in securitization investments		(2,842)		(48)		13,600
Other		10,039		(13,621)		20,034
Changes in operating assets and liabilities:						
Changes in loans held for sale, net		(2,389,404)		(7,779,008)		(7,463,474)
Changes in loans previously classified as held for sale, net		1,373,101		140,856		—
Servicing assets		(161,659)		(31,604)		18,405
Other assets		(458,450)		(5,506)		(56,861)
Accounts payable, accruals and other liabilities		23,552		42,088		6,365
Net cash used in operating activities	$	(1,119,807)	$	(7,227,139)	$	(7,255,858)
Investing activities						
Purchases of property, equipment and software	$	(154,265)	$	(111,409)	$	(93,201)
Capitalized software development costs		(9,352)		(9,783)		(10,532)
Purchases of available-for-sale investments		(2,190,545)		(800,507)		(44,974)
Proceeds from sales of available-for-sale investments		185,537		265,634		23,497
Proceeds from maturities and paydowns of available-for-sale investments		807,804		153,828		15,240
Proceeds from sales of loans held for investment		677,587		—		—
Other changes in loans held for investment, net		(4,183,379)		(1,362,418)		(173,728)
Proceeds from securitization investments		79,799		108,291		118,825
Proceeds from non-securitization investments		3,576		5,354		—
Purchases of non-securitization investments		(37,752)		(66,553)		—
Acquisition of businesses, net of cash acquired		—		(72,301)		58,540
Net cash used in investing activities	$	(4,820,990)	$	(1,889,864)	$	(106,333)

The accompanying notes are an integral part of these consolidated financial statements.

SoFi Technologies, Inc.
Consolidated Statements of Cash Flows (Continued)
(In Thousands)

		Year Ended December 31,				
		2024		**2023**		**2022**
Financing activities						
Net change in deposits	$	6,954,484	$	11,231,904	$	7,152,975
Net change in debt facilities		(1,982,644)		180,554		1,418,456
Proceeds from other debt issuances		845,250		339,995		439,990
Repayment of other debt		(352,797)		(799,859)		(516,363)
Payment of debt issuance costs		(7,620)		(11,903)		(8,287)
Purchase of capped calls		(90,649)		—		—
Unwind of capped calls		10,180		—		—
Taxes paid related to net share settlement of share-based awards		(22,601)		(15,300)		(8,983)
Proceeds from stock option exercises		21,407		1,145		2,610
Payment of redeemable preferred stock dividends		(16,503)		(40,425)		(40,425)
Redemption of Series 1 preferred stock		(323,400)		—		—
Finance lease principal payments		(530)		(509)		(488)
Net cash provided by financing activities	$	5,034,577	$	10,885,602	$	8,439,485
Effect of exchange rates on cash and cash equivalents		2		677		571
Net increase (decrease) in cash, cash equivalents, restricted cash and restricted cash equivalents	$	(906,218)	$	1,769,276	$	1,077,865
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of period		3,615,578		1,846,302		768,437
Cash, cash equivalents, restricted cash and restricted cash equivalents at end of period	$	2,709,360	$	3,615,578	$	1,846,302
Reconciliation to amounts on consolidated balance sheets (as of period end)						
Cash and cash equivalents	$	2,538,293	$	3,085,020	$	1,421,907
Restricted cash and restricted cash equivalents		171,067		530,558		424,395
Total cash, cash equivalents, restricted cash and restricted cash equivalents	$	2,709,360	$	3,615,578	$	1,846,302
Supplemental cash flow information						
Interest paid	$	1,118,032	$	720,163	$	150,866
Income taxes paid, net		26,910		14,326		2,567
Supplemental non-cash investing and financing activities						
Deposits credited but not yet received in cash	$	403,056	$	67,257	$	31,305
Deconsolidation of securitization and residual debt		—		92,914		99,695
Extinguishment of convertible notes by issuance of common stock		677,147		87,047		—
Securitization investments acquired via loan transfers		61,901		18,985		—
Derecognition of securitization investments		—		5,325		40,933
Deposits assumed in acquisition		—		—		158,016
Loans held for investment received in acquisition		—		—		84,485
Available-for-sale securities received in acquisition		—		—		10,014

The accompanying notes are an integral part of these consolidated financial statements.

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

Note 1. Organization, Summary of Significant Accounting Policies and New Accounting Standards

Organization

SoFi is a financial services platform that was founded in 2011 to offer an innovative approach to the private student loan market by providing student loan refinancing options. The Company conducts its business through three reportable segments: Lending, Technology Platform and Financial Services. Since its founding, SoFi has expanded its lending and financial services strategy to offer personal loans, home loans and credit cards. The Company has also developed additional financial products, such as money management and investment product offerings, and has also leveraged its financial services platform to empower other businesses. The Company has continued to expand its product offerings through strategic acquisitions. During 2020, the Company expanded its investment product offerings into Hong Kong through the acquisition of 8 Limited, and also began to operate as a platform as a service for a variety of financial service providers, providing the infrastructure to facilitate core client-facing and back-end capabilities, such as account setup, account funding, direct deposit, authorizations and processing, payments functionality and check account balance features through the acquisition of Galileo. During 2022, the Company became a bank holding company and began operating as SoFi Bank, National Association, through its acquisition of Golden Pacific Bancorp, Inc., and expanded its platform to include a cloud-native digital and core banking platform with customers in Latin America through its acquisition of Technisys, allowing the Company to expand its technology platform services to a broader international market. During 2023, the Company acquired Wyndham Capital Mortgage, a fintech mortgage lender. For additional information on our recent business combinations, see *Note 2. Business Combinations*. For additional information on our reportable segments, see *Note 20. Business Segment and Geographic Information*.

The Company has elected to be treated as a financial holding company pursuant to Section 4(l) of the BHCA. As a financial holding company, the Company is authorized to engage in a broader set of financial activities than a bank holding company that has not elected to be treated as a financial holding company. Financial holding companies may also engage in activities that are determined by the Federal Reserve to be complementary to financial activities.

Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company, its wholly-owned and majority-owned subsidiaries and certain consolidated VIEs. All intercompany accounts were eliminated in consolidation. The consolidated financial statements were prepared in conformity with GAAP and in accordance with the rules and regulations of the SEC.

In our consolidated financial statements, we made the following presentation changes in 2024:

- in our consolidated statements of cash flows beginning in the first quarter of 2024, reclassified amounts related to fair value changes in residual interests classified as debt into *other* within the adjustments to reconcile *net income (loss)* to *net cash provided used in operating activities*. There was no impact to net cash used in operating activities;

- in our consolidated statements of operations and comprehensive income (loss) beginning in the third quarter of 2024, reclassified amounts related to our Loan Platform Business previously included within the financial statement line item *noninterest income—other* to separate presentation in *noninterest income—loan platform fees*. See *Note 3. Revenue* for presentation of disaggregated revenue; and

- in our consolidated statements of operations and comprehensive income (loss) beginning in the fourth quarter of 2024, updated the presentation to present the *provision for credit losses* below *total net revenue* and above *noninterest expenses*, from its previous presentation within *total noninterest expense*.

In all instances, the respective prior period amounts were recast to conform to the current period presentation.

Use of Judgments, Assumptions and Estimates

The preparation of our consolidated financial statements and related disclosures in conformity with GAAP requires management to make assumptions and estimates that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosures of contingent assets and liabilities. These estimates and assumptions are inherently subjective in nature and, therefore, actual results may differ from our estimates and assumptions, and the differences could be material. Management bases its estimates on historical experience and on various other factors it believes to be reasonable under the

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

circumstances. These assumptions and estimates include, but are not limited to, the following: (i) fair value measurements, (ii) business combinations, (iii) goodwill, and (iv) valuation allowance on deferred tax assets.

Business Combinations

We account for acquisitions of entities or asset groups that qualify as businesses using the acquisition method of accounting. Purchase consideration is allocated to the tangible and intangible assets acquired and liabilities assumed based on the estimated fair values as of the acquisition date, which are measured in accordance with fair value measurement accounting principles. The determination of fair value requires management to make estimates about discount rates, future expected cash flows, market conditions and other future events that are highly subjective in nature. The excess of the total purchase consideration over the fair value of the identified net assets acquired is recognized as goodwill. The results of the acquired businesses are included in our results of operations beginning from the date of acquisition. Acquisition-related costs are expensed as incurred.

During the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the allocation of purchase consideration and to the fair values of assets acquired and liabilities assumed to the extent that additional information becomes available. After this period, any subsequent adjustments are recorded in the consolidated statements of operations and comprehensive income (loss).

Variable Interest Entities

VIEs are entities that, by design, either (a) lack sufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties; or (b) have equity investors that lack any of (i) the ability to make significant decisions relating to the entity's operations through voting rights, (ii) the obligation to absorb the expected losses, or (iii) the right to receive the residual returns of the entity. The primary beneficiary of a VIE (i.e., the party that has a controlling financial interest) is required to consolidate the assets and liabilities of the VIE. The primary beneficiary is the party that has both (a) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance; and (b) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The most common type of VIE with which we are involved is an SPE. SPEs are commonly used in whole loans sales and securitization transactions to isolate certain assets and distribute their related cash flows to investors. In determining whether we have the power to direct the activities of a VIE that most significantly impact that VIE's economic performance, we consider all the facts and circumstances, including our role in establishing the VIE and our ongoing rights and responsibilities. First, we identify the activities that most significantly impact the VIE's economic performance; second, we identify which party, if any, has power over those activities. In general, the parties that make the most significant decisions affecting the VIE (such as collateral managers, servicers, or owners of call options or liquidation rights over the VIE's assets) or have the right to unilaterally remove those decision-makers are deemed to have the power to direct the activities that most significantly impact the VIE's economic performance.

In determining whether we have the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE, we consider all of our economic interests, including debt and equity investments, servicing fees, and other arrangements deemed to be variable interests in the VIE. This assessment requires that we apply judgment in determining whether these interests, in the aggregate, are considered potentially significant to the VIE. Factors considered in assessing significance include: the design of the VIE, including its capitalization structure; subordination of interests; payment priority; relative share of interests held across various classes within the VIE's capital structure; and the reasons for which we hold the interests.

We perform on-going reassessments to evaluate whether changes in the facts and circumstances regarding each identified VIE, such as changes in the entity's capital structure or changes in the nature of our involvement with the entity, cause a change to the VIE designation or change to our consolidation conclusion. Refer to *Note 7. Securitization and Variable Interest Entities* for more details regarding our consolidated VIEs.

Fair Value Measurements

Fair value is defined as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We use a three-level fair value hierarchy to classify and disclose all assets and liabilities measured at fair

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

value on a recurring basis in periods subsequent to their initial measurement. The hierarchy requires us to use observable inputs when available and to minimize the use of unobservable inputs when determining fair value. The three levels are defined as follows:

- Level 1 — Quoted prices in active markets for identical assets or liabilities, accessible by us at the measurement date.

- Level 2 — Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or observable inputs other than quoted prices.

- Level 3 — Unobservable inputs for assets or liabilities for which there is little or no market data, which requires us to develop our own assumptions. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models, or similar techniques, which incorporate management's own estimates of assumptions that market participants would use in pricing the asset or liability.

A financial instrument's categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Instruments are categorized in Level 3 of the fair value hierarchy based on the significance of unobservable factors in the overall fair value measurement. As a result, the related gains and losses for assets and liabilities within the Level 3 category presented in *Note 15. Fair Value Measurements* may include changes in fair value that are attributable to both observable and unobservable inputs. We utilize third-party valuation specialists to perform a valuation of these Level 2 and Level 3 financial instruments on a monthly basis with quarterly oversight by a Valuation Working Group established by the Company that comprises leaders across finance, capital markets and accounting.

Transfers of Financial Assets

The transfer of an entire financial asset is accounted for as a sale if all of the following conditions are met:

- the financial asset is isolated from the transferor and its consolidated affiliates as well as its creditors, even in bankruptcy or other receivership;

- the transferee or beneficial interest holders have the right to pledge or exchange the transferred financial asset; and

- the transferor, its consolidated affiliates and its agents do not maintain effective control over the transferred financial asset.

Loan sales are aggregated in the financial statements due to the similarity of both the loans transferred and servicing arrangements. The portion of our income relating to ongoing servicing and the fair value of our servicing rights are dependent upon the performance of the sold loans. We measure the gain or loss on the sale of financial assets as the net assets received from the sale less the carrying amount of the loans sold. The net assets received from the sale represent the fair value of any assets obtained or liabilities incurred as part of the transaction, including but not limited to cash, servicing assets, retained securitization investments and recourse obligations.

When securitizing loans, we employ a two-step transaction that includes the isolation of the underlying loans in a trust and the sale of beneficial interests in the trust to a bankruptcy-remote entity. Transfers of financial assets that do not qualify for sale accounting are reported as secured borrowings. Accordingly, the related assets remain on our consolidated balance sheets and continue to be reported and accounted for as if the transfer had not occurred. Cash proceeds received from these transfers are reported as liabilities, with related interest expense recognized over the life of the related secured borrowing.

As a component of the loan sale agreements, we make certain representations to third parties that purchase our previously-held loans, some of which include GSE repurchase requirements and all of which are standard in nature and do not constrain our ability to recognize a sale for accounting purposes. Any significant estimated post-sale obligations or contingent obligations to the purchaser of the loans arising from these representations are accrued if probable and estimable, which approximates fair value. We establish a loan repurchase liability, which is based on historical experience and any current developments which would make it probable that we would buy back loans previously sold to third parties at the historical sales price. The loan repurchase liability is presented within *accounts payable, accruals and other liabilities* in the consolidated balance sheets, with the corresponding charges recorded within *noninterest income—loan origination, sales, and securitizations* in the consolidated statements of operations and comprehensive income (loss) or within *noninterest income - loan platform fees* in the consolidated statements of operations and comprehensive income (loss) in connection with transfers of loans held for sale and carried at the lower of amortized cost or fair value as part of our Loan Platform Business.

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

Cash and Cash Equivalents

Cash and cash equivalents primarily include unrestricted deposits with financial institutions in checking, money market and short-term certificate of deposit accounts and certain short-term commercial paper. We consider all highly liquid investments with original maturity dates of three months or less to be cash equivalents.

Restricted Cash and Restricted Cash Equivalents

Restricted cash and restricted cash equivalents primarily include cash deposits, certificate of deposit accounts held on reserve, money market funds held by consolidated VIEs and collection balances. These accounts are earmarked as restricted because the balances are either member balances held in our custody, cash segregated for regulatory purposes associated with brokerage activities, escrow requirements for certain debt facilities and derivative agreements, deposits required by various bank holding companies we partner with ("Member Banks") that support one or more of our products, loan collection balances awaiting disbursement, consolidated VIE cash balances that we cannot use for general operating purposes, or other legally restricted balances.

Investments in Debt Securities

The accounting and measurement framework for our investments in debt securities is determined based on the security classification. We do not hold investments in debt securities for trading purposes, nor do we have investments in debt securities that we have the intent and ability to hold to maturity. Therefore, we classify our investments in debt securities as available-for-sale.

We record investments in AFS debt securities at fair value in our consolidated balance sheets, with unrealized gains and losses recorded, net of tax, as a component of AOCI. See *Note 15. Fair Value Measurements* for additional information on our fair value estimates for investments in AFS debt securities. The amortized cost basis of our investments in AFS debt securities reflects the security's acquisition cost, adjusted for amortization of premium or accretion of discount, and collection of cash and charge-offs, as applicable. For purposes of determining gross realized gains and losses on AFS debt securities, the cost of securities sold is based on specific identification. We elected to present accrued interest for AFS debt securities within *investment securities* in the consolidated balance sheets. Purchase discounts, premiums, and other basis adjustments for investments in AFS debt securities are generally amortized into interest income over the contractual life of the security using the effective interest method. However, premiums on certain callable debt securities are amortized to the earliest call date. Amortization of premiums and discounts and other basis adjustments for investments in AFS debt securities, as well as interest income earned on the investments, are recognized within *interest income—other*, and realized gains and losses on investments in AFS debt securities are recognized within *noninterest income—other* in the consolidated statements of operations and comprehensive income (loss).

An investment in AFS debt security is evaluated for an impairment if its fair value is less than its amortized cost. If we determine that we have the intent to sell the impaired investment in AFS debt security, or if it is more likely than not that we will be required to sell the impaired investment in AFS debt security before recovery of its amortized cost, we recognize the full impairment loss reflecting the difference between the amortized cost (net of any prior recognized allowance) and the fair value of the investment in AFS debt security within *noninterest income—other* in the consolidated statements of operations and comprehensive income (loss). If neither of the above conditions exists, we evaluate whether the impairment loss is attributable to credit-related or non-credit-related factors. Any impairment that is not credit-related is recognized within *other comprehensive income (loss)*, net of taxes. See the section *"Allowance for Credit Losses"* in this Note for the factors we consider in identifying credit-related impairment and the treatment of credit losses.

See *Note 6. Investment Securities* for additional information on our investments in AFS debt securities.

Securitization Investments

In Company-sponsored securitization transactions that meet the applicable criteria to be accounted for as a sale, we retain certain residual interests and asset-backed bonds that we report within *investment securities* in the consolidated balance sheets. We elected the fair value option for these investments and gains and losses are reported within *noninterest income—loan origination, sales, and securitizations* in the consolidated statements of operations and comprehensive income (loss). We determine the fair value of our securitization investments using a discounted cash flow methodology, while also considering market data as it becomes available.

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

Our residual investments accrete interest income over the expected life using the effective yield method*,* which reflects a portion of the overall fair value adjustment recorded each period on our residual investments. On a quarterly basis, we reevaluate the cash flow estimates over the life of the residual investments to determine if a change to the accretable yield is required on a prospective basis. Additionally, we record interest income associated with asset-backed bonds over the term of the underlying bond using the effective interest method on unpaid bond amounts. Interest income on residual investments and asset-backed bonds is presented within *interest income—loans and securitizations* in the consolidated statements of operations and comprehensive income (loss).

See *Note 15. Fair Value Measurements* for the key inputs used in the fair value measurements of our residual investments and asset-backed bonds.

Investments in Equity Securities

Our investments in equity securities primarily consist of investments for which fair values are not readily determinable, which we elect to measure using the alternative method of accounting, under which they are measured at cost less any impairment and adjusted for changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuers. Our investments in equity securities are presented within *other assets* in the consolidated balance sheets. Adjustments to the carrying values of our investments in equity securities, such as impairments and unrealized gains, are recognized within *noninterest income—other* in the consolidated statements of operations and comprehensive income (loss).

Loans

Loan Classification

We classify loans as held for sale or held for investment based on management's assessment of its intent and ability to hold the loans for the foreseeable future or until maturity, which may change over time. A loan that is initially designated as held for sale or held for investment may be reclassified when our intent for that loan changes. The accounting and measurement framework for loans differs depending on the loan classification and whether we elect the fair value option. The presentation within the consolidated statements of cash flows is based on management's intent at origination. Cash flows related to loans that are originated with the intent to sell are included in *cash flows from operating activities* in the consolidated statements of cash flows. Cash flows related to loans that are originated with the intent to hold for investment are included in *cash flows from investing activities* in the consolidated statements of cash flows.

Our loan portfolio primarily consists of: (i) personal loans, student loans and home loans, which are measured at fair value and held for sale or held for investment, and (ii) secured loans, credit cards, and commercial and consumer banking loans, which are measured at amortized cost and held for investment. The commercial and consumer banking portfolio is primarily inclusive of commercial real estate loans, commercial and industrial loans and residential real estate and other consumer loans.

Loans Held For Sale, at Lower of Amortized Cost or Fair Value

During 2024, we began originating personal loans on behalf of third parties as part of our Loan Platform Business. These loans are generally held for a short period of time prior to sale and are held for sale and carried at the lower of amortized cost or fair value. Direct origination fees and costs for these loans are deferred and included as part of the carrying value of the loans and, upon the sale of a loan, are recognized as part of the gain or loss included within *noninterest income - loan platform fees* in the consolidated statements of operations and comprehensive income (loss).

Servicing rights recognized in connection with the sale of these loans are initially measured at fair value and recognized as a component of the gain or loss from sales of loans and the initial capitalization is reported within *noninterest income—loan platform fees* in the consolidated statements of operations and comprehensive income (loss). Subsequent measurement changes for all servicing rights, including servicing fee payments and fair value changes, are included within *noninterest income—servicing* in the consolidated statements of operations and comprehensive income (loss).

Upon sale of these loans, we establish a loan repurchase liability, which is based on historical experience and any current developments which would make it probable that we would buy back loans previously sold to third parties at the historical sales price. The loan repurchase liability is presented within *accounts payable, accruals and other liabilities* in the

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SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

consolidated balance sheets, with the corresponding charges recorded within *noninterest income—loan platform fees* in the consolidated statements of operations and comprehensive income (loss).

Interest income on loans held for sale at the lower of amortized cost or fair value is accrued and recognized based on the contractual rate of interest within *interest income—loans and securitizations* in the consolidated statements of operations and comprehensive income (loss). As of December 31, 2024, there were no material personal loans held for sale, at lower of amortized cost or fair value.

Loans Measured at Fair Value

We elected the fair value option to measure our personal loans, student loans and home loans, as we believe that fair value best reflects the expected economic performance of the loans. Therefore, these loans are carried at fair value on a recurring basis. During the year ended December 31, 2023, we transferred certain home loans out of Level 3 and into Level 2 due to an update to pricing sources utilized by third-party valuation specialists, as part of the integration of Wyndham. Other loans do not trade in an active market with readily observable prices and are classified as Level 3. We determine the fair value of our loans using a discounted cash flow methodology, while also considering market data as it becomes available.

Direct origination fees, which primarily relate to personal and home loans, are recognized in earnings as earned and are recorded within *noninterest income—loan origination, sales, and securitizations* in the consolidated statements of operations and comprehensive income (loss). Direct loan origination costs are recognized in earnings as incurred and are recorded within *noninterest expense—cost of operations* in the consolidated statements of operations and comprehensive income (loss). We record the initial fair value measurement and subsequent measurement changes in fair value in the period in which the changes occur within *noninterest income—loan origination, sales, and securitizations* in the consolidated statements of operations and comprehensive income (loss). We record cash flows related to loans originally designated as held for sale within *cash flows from operating activities* in the consolidated statements of cash flows. We record cash flows related to loans originally designated as held for investment within *cash flows from investing activities* in the consolidated statements of cash flows.

We consider a loan to be delinquent when the borrower has not made the scheduled payment amount within one day after the scheduled payment date, provided the borrower is not in school or in deferment, forbearance or within an agreed-upon grace period. Loan deferment is a provision within student loan contracts that permits the borrower to defer payments while enrolled at least half time in school. During the deferment period, interest accrues on the loan balance and is capitalized to the loan when the loan enters repayment status, which begins when the student no longer qualifies for deferment.

Forbearance applies to student loans, personal loans and home loans. A borrower in repayment may generally request forbearance for reasons including a FEMA-declared disaster, unemployment, economic hardship or general economic uncertainty. Forbearance typically cannot exceed a total of 12 months over the life of the loan. If forbearance is granted, interest continues to accrue during the forbearance period and is capitalized to the loan when the borrower resumes making payments. At the conclusion of a forbearance period, the contractual monthly payment is recalculated and is generally higher as a result.

For personal loans and student loans, delinquent loans are charged off after 120 days of delinquency or on the date of confirmed loss. For home loans, delinquent loans are charged off after 180 days of delinquency or on the date of confirmed loss. For all loans, we stop accruing interest and reverse all accrued but unpaid interest on the date of charge-off. Additional information about our loans held for sale is included in *Note 4. Loans*, *Note 7. Securitization and Variable Interest Entities* and *Note 15. Fair Value Measurements*.

Loans Measured at Amortized Cost

For our secured and commercial and consumer banking loans, direct loan origination costs are deferred and amortized using the effective interest method over the contractual term of the loans within *interest income—loans and securitizations* in the consolidated statements of operations and comprehensive income (loss). As of December 31, 2024, the remaining balance of deferred costs was immaterial

We present accrued interest for loans measured at amortized cost within *loans held for investment, at amortized cost* in the consolidated balance sheets. The amortized cost of these loans is subject to our allowance for credit losses methodology described within "*Allowance for Credit Losses*" herein. We record cash flows related to loans held for investment within *cash flows from investing activities* in the consolidated statements of cash flows.

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

Credit card receivables are reported at the amounts due from members, including accrued interest and fees, and unamortized net deferred loan origination fees and costs. Loan origination fees and direct loan origination costs are amortized on a straight-line basis over a 12-month period as adjustments to income through *interest income—loans and securitizations* in the consolidated statements of operations and comprehensive income (loss). Credit card balances are reported as delinquent when they become 30 or more days past due. Credit card balances are charged off after 180 days of delinquency or on the date of the confirmed loss, at which time we stop accruing interest and fees and reverse all accrued but unpaid interest and fees through interest income as of such date. When a credit card balance is charged off, we record a reduction to the allowance and the credit card balance. When recovery payments are received against charged off credit card balances, we record a direct reduction to the provision for credit losses. Credit card receivables associated with alleged or potential third-party fraudulent transactions are charged off through *noninterest expense—general and administrative* in the consolidated statements of operations and comprehensive income (loss).

Commercial and consumer banking loans are reported as delinquent when they become 30 or more days past due. For all commercial and consumer banking loans, we stop accruing interest and reverse all accrued but unpaid interest after 90 days of delinquency. For consumer banking loans, delinquent loans are charged off after 120 days of delinquency or on the date of confirmed loss. For commercial loans, performance is monitored on an individual loan basis and delinquent loans are charged off when collectability of interest and principal on the loan is not reasonably assured.

Secured loans are term loan arrangements secured by underlying loans owned by the debtor, which were previously originated, sold and in most cases continue to be serviced by the Company. Secured loans are reported as delinquent when they become 30 or more days past due, and are charged off after 120 days of delinquency or on the date of confirmed loss.

Allowance for Credit Losses

We primarily evaluate expected credit losses under the current expected credit loss model for the following financial assets: (i) cash equivalents and restricted cash equivalents, (ii) accounts receivable from contracts with customers, inclusive of servicing related receivables, (iii) loans measured at amortized cost, and (iv) investments in AFS debt securities. Our approaches to measuring the allowance for credit losses on the applicable financial assets are as follows:

Cash equivalents and restricted cash equivalents: Our cash equivalents and restricted cash equivalents are short-term in nature and of high credit quality; therefore, we determined that our exposure to credit losses over the life of these instruments was immaterial.

Accounts receivable from contracts with customers: Accounts receivable from contracts with customers as of the balance sheet dates, all of which are short-term in nature, are recorded at their original invoice amounts reduced by any allowance for credit losses. We assess the risk of loss for each individual customer, even when the risk is remote. Certain of our historical accounts receivable balances did not have any write-offs. We use the aging method and historical loss rates as a basis for estimating the percentage of current and delinquent accounts receivable balances that will result in credit losses. We consider whether the conditions at the measurement date and reasonable and supportable forecasts about future conditions, such as customer creditworthiness, current economic conditions, customer location, expectations of near-term economic trends and changes in customer payment terms and collection trends, warrant an adjustment to our historical loss experience. Based on this analysis, we determined that our historical loss rates remained most indicative of our lifetime expected losses. We record the provision for credit losses on accounts receivable from contracts with customers within *noninterest expense—general and administrative* in the consolidated statements of operations and comprehensive income (loss).

When we determine that a receivable is not collectible, we write off the uncollectible amount as a reduction to both the allowance and the gross asset balance. Recoveries are recorded when received and credited to the provision for credit losses. Any change in the assumptions used in analyzing a specific account receivable may result in an additional allowance for credit losses being recognized in the period in which the change occurs. See *Note 5. Allowance for Credit Losses* for a rollforward of the allowance for credit losses related to our accounts receivable.

Secured loans: We evaluate the credit quality of our secured loan portfolio based on the fair value of underlying collateral, which are subject to the requirements of our loan underwriting process and risk models upon origination. This analysis is performed on a quarterly basis utilizing a third-party valuation specialist, whereby the fair value of underlying collateral is reassessed based on relevant information such as funded loan rates and historical loss experience, among other factors. An allowance for credit losses is required when there is an expected credit loss after considering the fair value of the

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

collateral as well as any anticipated future changes in the underlying collateral. As of and for the year ended December 31, 2024, based on this evaluation we did not recognize an allowance for credit losses on our secured loan.

Credit cards: We use a combination of statistical-based loan level models that incorporate current and historical credit performance data, which includes both internal and external industry data. The process of estimating expected credit losses is based on an account-level PD model, a segment-level EAD model, and a portfolio-level recovery rate. In addition, the Company incorporates qualitative reserves to cover losses that are expected but may not be adequately represented in our quantitative methods.

The PD model estimates the likelihood of default at different points in time over the life of each loan. The PD model analyzes a wide range of borrower characteristics, including credit scores and customer behaviors such as credit limit usage, revolving vs. transactors trends, and number of credit inquires. The EAD model estimates the balance of an account at the time of default. This includes balances less expected repayments based on historical payment and revolve behavior. A recovery rate reflecting an estimate of amounts expected to be received after default occurs is estimated separately based on historical recovery performance and applied to the final CECL calculation. For delinquent accounts we use roll rates based on historical data to determine the probabilities of default which is included in the final CECL calculation.

Additionally, management evaluates whether to include qualitative reserves to cover losses that are expected but may not be adequately represented in the quantitative methods or the economic assumptions. The qualitative reserves address possible limitations within the models, such as macroeconomic conditions, regulatory requirements, emerging portfolio trends, the nature and size of the portfolio, portfolio concentrations, the volume and severity of past due accounts, changes in underwriting or lending staff, or other management risk actions. We record the provision for credit losses on credit cards within provision for credit losses in the consolidated statements of operations and comprehensive income (loss). When we determine that balances are not collectible, we charge-off the uncollectible amounts as a reduction to both the allowance for credit loss and gross asset balances. Recoveries are recorded when received as a direct reduction to provision for credit losses.

We do not measure credit losses on the undrawn credit exposure, as such undrawn credit exposure is unconditionally cancellable by us.

We elected to exclude interest on credit cards from the measurement of our allowance, as our policy allows for accrued interest to be reversed in a timely manner. Further, we elected the practical expedient to exclude the accrued interest component of our credit cards from the quantitative disclosures presented.

See *Note 5. Allowance for Credit Losses* for a rollforward of the allowance for credit losses related to our credit cards.

Commercial and consumer banking loans: We evaluate the credit quality of our commercial and consumer banking loan portfolio based on regulatory risk ratings. Loans are categorized into risk ratings based on relevant information about the ability of borrowers to service their debt, such as current financial information, historical payment experience, collateral adequacy, credit documentation, and current economic trends, among other factors. The allowance for credit losses is determined at a portfolio level and estimated based on weighted average remaining maturity and annualized loss rate according to the loan's regulatory loan type, risk rating classification and historical loss rates in the industry. This analysis is performed on an ongoing basis as new information is obtained.

See *Note 5. Allowance for Credit Losses* for a rollforward of the allowance for credit losses related to our commercial and consumer banking loans.

Investments in AFS debt securities: Credit-related impairment is recognized as an allowance for credit losses in the consolidated balance sheets with a corresponding adjustment to *provision for credit losses* in the statements of operations and comprehensive income (loss). For certain securities that are guaranteed by the U.S. Treasury or government agencies, or sovereign entities of high credit quality, we concluded that there is no risk of credit-related impairment due to the nature of the counterparties and history of no credit losses. For other investments in AFS debt securities, factors considered in evaluating credit losses include: (i) adverse conditions related to the macroeconomic environment or the industry, geographic area or financial condition of the issuer, (ii) other credit indicators of the security, such as external credit ratings, and (iii) payment structure of the security. For the year ended December 31, 2024, we did not recognize an allowance for credit losses on impaired investments in AFS debt securities.

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

Servicing Rights

We enter into servicing agreements in connection with transfers of our financial assets and referral fulfillment arrangements in which we are a sub-servicer for financial assets that we do not legally own, and on a standalone basis. Under such servicing agreements, we earn servicing fees, generally expressed as a percentage of the serviced outstanding principal balance, portions of which may be subjected to subordination provisions. At the inception of each servicing relationship, we determine whether we should record a servicing asset or servicing liability, measured at the fair value of the servicing right, which may be zero. We elected the fair value option to measure our servicing rights subsequent to initial recognition. We measure the initial and subsequent fair value of our servicing rights using a discounted cash flow methodology, while also considering market data as it becomes available. The significant assumptions used in the valuation model include our contractual servicing fee, ancillary income, prepayment rate assumptions, default rate assumptions, a discount rate commensurate with the risk of the servicing asset or liability being valued, and an assumed market cost of servicing, which is based on active quotes from third-party servicers. The value of the servicing rights are dependent on the performance of the underlying loans. For servicing rights retained in connection with loan transfers that do not meet the requirements for sale accounting treatment, there is no recognition of a servicing asset or liability.

Servicing rights in connection with transfers of financial assets are initially measured at fair value and recognized as a component of the gain or loss from sales of loans and the initial capitalization is reported within *noninterest income—loan origination, sales, and securitizations* in the consolidated statements of operations and comprehensive income (loss). For loans originated on behalf of third parties for our Loan Platform Business, servicing rights recognized as a component of the gain on sale are reported within *noninterest income—loan platform fees* in the consolidated statements of operations and comprehensive income (loss).

Servicing rights assumed from third parties as referral fees for financial assets for which we are not the loan originator are initially measured at fair value and recognized within *noninterest income—loan platform fees* in the consolidated statements of operations and comprehensive income (loss).

Servicing rights are measured at fair value at each subsequent reporting date and changes in fair value are reported in earnings in the period in which they occur. Subsequent measurement changes for all servicing rights, including servicing fee payments and fair value changes, are included within *noninterest income—servicing* in the consolidated statements of operations and comprehensive income (loss). For servicing rights with adequate compensation resulting in an initial and subsequent value of zero, we recognize servicing fees received during the period within *noninterest income—servicing*. We elected the fair value option to measure our servicing rights to better align with the valuation of our transferred loans, which also tend to share a similar risk profile to the personal loan servicing we assume from third parties when we are not the loan originator. The loans are also impacted by similar factors, such as conditional prepayment rates and default rates. We consider the risk of the assets and the observability of inputs in determining the classes of servicing rights. We have three classes of servicing assets: personal loans, student loans and home loans.

See *Note 15. Fair Value Measurements* for the key inputs used in the fair value measurements of our classes of servicing rights.

Property, Equipment and Software

All property, equipment and software are initially recorded at cost, while repairs and maintenance costs are expensed as incurred. Computer hardware, furniture and fixtures, software, buildings and finance lease ROU assets are depreciated or amortized on a straight-line basis over the estimated useful life of each class of depreciable or amortizable assets (ranging from 2.5 to 30 years). Leasehold improvements are amortized over the shorter of the respective lease term or the estimated lives of the leasehold improvements.

Software includes both purchased and internally-developed software. Internally-developed software is capitalized when preliminary project efforts are successfully completed, and it is probable that both the project will be completed and the software will be used as intended. Capitalized costs consist of salaries and compensation costs (inclusive of share-based compensation) for employees, fees paid to third-party consultants who are directly involved in development efforts and costs incurred for upgrades and functionality enhancements, and are amortized over a useful life ranging from 2.5 to 5 years. Other costs are expensed as incurred.

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
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See *Note 9. Property, Equipment, Software and Leases* for additional information on our property, equipment and software.

Goodwill and Intangible Assets

Goodwill represents the fair value of an acquired business in excess of the fair value of the identified net assets acquired. Goodwill is tested for impairment at the reporting unit level annually or whenever indicators of impairment exist. Impairment of goodwill is the condition that exists when the carrying amount of a reporting unit that includes goodwill exceeds its fair value. We may assess goodwill for impairment initially using a qualitative approach, referred to as "step zero", to determine whether conditions exist to indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If management concludes, based on its assessment of relevant events, facts and circumstances, that it is more likely than not that a reporting unit's carrying value is greater than its fair value, then a quantitative analysis will be performed to determine if there is any impairment. We may alternatively elect to initially perform a quantitative assessment and bypass the qualitative assessment.

A goodwill impairment loss is recognized for the amount that the carrying amount of a reporting unit, including goodwill, exceeds its fair value, limited to the total amount of goodwill allocated to that reporting unit. Therefore, if the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired. Our reporting units for our goodwill impairment analysis represent components of our business at one level below our operating segments. Our annual impairment testing date is October 1.

Definite-lived intangible assets are amortized on a straight-line basis over their useful lives and reviewed for impairment annually and whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. Intangible assets include capitalized costs incurred in the development and enhancement of our software products to be sold, leased or marketed. These costs, consisting primarily of salaries and compensation costs (inclusive of share-based compensation) for employees, are expensed as incurred until technological feasibility has been established, after which the costs are capitalized until the product is available for general release to customers.

See *Note 2. Business Combinations* and *Note 8. Goodwill and Intangible Assets* for further discussion of goodwill and intangible assets, including those recognized in connection with recent business combinations.

Leases

We determine if an arrangement is or contains a lease at inception of the contract. A contract is or contains a lease if the contract conveys the right to control the use of identified property or equipment for a period of time in exchange for consideration. For our current office and non-office classes of operating leases, we elected the practical expedient to not separate non-lease components from lease components and to, instead, account for each separate lease component and the non-lease components associated with that lease component as a single lease component. For our current classes of finance leases, we did not elect to apply this practical expedient and, instead, separately identify and measure the non-lease components of the contracts. As an accounting policy election, we apply the short-term lease exemption practical expedient to any lease that, at the commencement date, has a lease term of 12 months or less and does not include an option to purchase the underlying asset that we are reasonably certain to exercise.

Operating leases are presented within *operating lease right-of-use assets* and *operating lease liabilities* in the consolidated balance sheets. Finance lease ROU assets are presented within *property, equipment and software* and finance lease liabilities are presented within *accounts payable, accruals and other liabilities* in the consolidated balance sheets. Operating and finance lease ROU assets represent our right to use an underlying asset for the lease term and operating and finance lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As our leases do not provide an implicit borrowing rate, we use our incremental borrowing rate based on the information available at commencement date or modification date, as appropriate, in determining the present value of lease payments.

The operating lease ROU assets are increased by any prepaid lease payments and are reduced by any unamortized lease incentives. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Base rent is typically subject to rent escalations on each annual anniversary from the lease commencement dates. Lease expense for lease payments, including any step rent provisions specified in the lease agreements, is recognized on a

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

straight-line basis over the lease term and is allocated among the components of *noninterest expense* in the consolidated statements of operations and comprehensive income (loss). The finance lease ROU assets are depreciated on a straight-line basis over the estimated useful life of seven years. Interest expense on finance leases is recognized for the difference between the present value of the lease liabilities and the scheduled lease payments within *interest expense—other* in the consolidated statements of operations and comprehensive income (loss).

When a lease agreement is modified, we determine if the modification grants us the right to use an additional asset that is not included in the original lease contract and if the lease payments increase commensurate with the standalone price for the additional ROU asset. If both conditions are met, we account for the agreement as two separate contracts: (i) the original, unmodified contract and (ii) a separate contract for the additional ROU asset. If both conditions are not met, the modification is not evaluated as a separate contract. Instead, based on the nature of the modification, we (i) reassess the lease classification on the modification date under the modified terms, and (ii) use the modified lease payments and discount rate to remeasure the lease liability and recognize any difference between the new lease liability and the old lease liability as an adjustment to the ROU asset.

See *Note 9. Property, Equipment, Software and Leases* for additional information on our leases.

Derivative Financial Instruments

We enter into derivative contracts to manage future loan sale execution risk. We did not elect hedge accounting, as management's hedging intentions are to economically hedge the risk of unfavorable changes in the fair values of our personal loans, student loans and home loans. Our derivative instruments used to manage future loan sale execution risk include interest rate swaps, interest rate caps, credit derivatives and home loan pipeline hedges. We also have IRLCs, interest rate swaps and interest rate caps that were not related to future loan sale execution risk.

Changes in derivative instrument fair values are recognized in earnings as they occur. Depending on the measurement date position, derivative financial instruments are presented within *other assets* or *accounts payable, accruals and other liabilities* in the consolidated balance sheets. Our derivative instruments are reported within *cash flows from operating activities* in the consolidated statements of cash flows.

Certain derivative instruments are subject to enforceable master netting arrangements. Accordingly, we present our net asset or liability position by counterparty in the consolidated balance sheets. Additionally, since our cash collateral balances do not approximate the fair value of the derivative position, we do not offset our right to reclaim cash collateral or obligation to return cash collateral against recognized derivative assets or liabilities.

See *Note 14. Derivative Financial Instruments* and *Note 15. Fair Value Measurements* for additional information on our derivative assets and liabilities.

Financial Guarantees

A portion of our student loans at fair value are covered by a credit default swap which meets the definition of a financial guarantee and is excluded from derivative accounting treatment because we own the underlying portfolio at inception and throughout the term and receive reimbursements based only on unpaid principal balance and only once a loan has become past due. Because the contract transfers the risk of borrower default to the counterparty, we apply the insurance contract claim method by deferring the full estimated amount of premiums paid and payable at inception. The deferred premium is estimated using a discounted cash flow model considering the expected performance of the reference portfolio and recorded within *other assets* and *accounts payable, accruals and other liabilities* in the consolidated balance sheets. Deferred premiums are amortized based on actual premiums due and recognized in *noninterest expense—general and administrative* in the consolidated statements of operations and comprehensive income (loss). We recognize a receivable and related earnings when a loss event occurs, we have the right to submit a claim, and recovery is probable.

Loan Commitments

We offer a program whereby applicants can lock in an interest rate on an in-school loan to be funded at a later time. Applicants can exit the loan origination process up until the loan funding date. SoFi is obligated to fund the loan at the committed terms on the disbursement date if the borrower does not cancel prior to the loan funding date. The student loan commitments meet the scope exception for issuers of commitments to originate non-mortgage loans. As the writer of the

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

commitments, we elected the fair value option to measure our unfunded student loan commitments to align with the measurement methodology of our originated student loans. As such, our student loan commitments are carried at fair value on a recurring basis. Depending on the measurement date position, student loan commitments are presented within *other assets* or *accounts payable, accruals and other liabilities* in the consolidated balance sheets. We record the initial fair value measurement and subsequent measurement changes in fair value in the period in which the changes occur within *noninterest income—loan origination, sales, and securitizations* in the consolidated statements of operations and comprehensive income (loss).

Loan commitments also include IRLCs, whereby we commit to interest rate terms prior to completing the origination process for home loans. IRLCs are derivative instruments that are measured at fair value on a recurring basis. Changes in fair value are recognized within *noninterest income—loan origination, sales, and securitizations* in the consolidated statements of operations and comprehensive income (loss). See *"Derivative Financial Instruments"* in this Note for additional information on our derivative instruments.

See *Note 15. Fair Value Measurements* for the key inputs used in the fair value measurements of our loan commitments.

Borrowings and Financing Costs

We borrow from various financial institutions to finance our lending activities. Direct costs incurred in connection with financing, such as banker fees, origination fees and legal fees, are classified as deferred debt issuance costs. Generally, we capitalize these costs and report the amounts as a direct deduction from the carrying amount of the debt balance, however, beginning in the third quarter of 2024, for revolving debt, the unamortized debt issuance costs are reported in other assets in the consolidated balance sheets. For non-revolving debt, any difference between the stated principal amount of debt and the amount of cash proceeds received, net of debt issuance costs, is presented as a discount or premium. The capitalized debt issuance costs for both revolving and non-revolving debt and the original issue discount/premium on non-revolving debt are amortized into *interest expense—securitizations and warehouses* in the consolidated statements of operations and comprehensive income (loss) over the expected life of the related financing agreements using the straight-line method for revolving facilities and the effective interest method for securitization debt and our senior convertible notes, as defined and further discussed below. Remaining unamortized fees are expensed immediately upon early extinguishment of the debt. In a debt modification for revolving debt, the initial issuance costs and any additional fees incurred as a result of the modification are deferred over the term of the new agreement, if the borrowing capacity of the revolving facility is increased. In the case that a modification results in a decrease in our borrowing capacity, any fees paid to the creditor and any third-party costs incurred are considered to be associated with the new arrangement and are, therefore, deferred and amortized over the term of the new arrangement. Unamortized deferred costs relating to the old arrangement at the time of the modification are expensed immediately in proportion to the decrease in borrowing capacity of the old arrangement. Any remaining unamortized deferred costs relating to the old arrangement are deferred and amortized over the term of the new arrangement.

We elected the fair value option to measure certain securitization debt, with the intent to mitigate the accounting divergence between debt liabilities measured at historical cost and the corresponding loans securing these financings, which are risk-managed on a fair value basis. For securitization debt carried at fair value on a recurring basis, we record the initial fair value measurement and subsequent measurement changes in fair value in the period in which the changes occur within *noninterest income—loan origination, sales, and securitizations* in the consolidated statements of operations and comprehensive income (loss). We determined the fair value of the applicable securitization debt using a discounted cash flow methodology, while also considering market data as it becomes available. The key inputs to the calculation include the underlying contractual coupons, terms, discount rate and expectations for defaults and prepayments.

Convertible Senior Notes

In October 2021, we issued $1.2 billion aggregate principal amount of convertible senior notes due 2026 (the "2026 convertible notes"). The 2026 convertible notes will mature on October 15, 2026, unless earlier repurchased, redeemed or converted. We will settle conversions by paying or delivering, at our election, cash, shares of our common stock or a combination of cash and shares of our common stock, based on the applicable conversion rate(s). The 2026 convertible notes will also be redeemable, in whole or in part, at our option at any time, and from time to time, on or after October 15, 2024 through the 30th scheduled trading day immediately before the maturity date, at a cash redemption price equal to the principal amount of the convertible notes to be redeemed, plus accrued interest, if any, thereon to, but excluding, the redemption date, but only if certain liquidity conditions described in the indenture are satisfied and certain conditions are met with respect to the last

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

reported sale price per share of our common stock prior to conversion. In December 2023, March 2024, and August 2024, we entered into repurchase agreements to repurchase in aggregate principal amount of the convertible notes totaling $88.0 million, $600.0 million, and $84.0 million, respectively. See *Note 12. Debt* for more detailed disclosure of the term and features of the 2026 convertible notes.

In March 2024, we issued $862.5 million aggregate principal amount of convertible senior notes due 2029 (the "2029 convertible notes"). The 2029 convertible notes will mature on March 15, 2029, unless earlier repurchased, redeemed or converted. We will settle conversion of the notes by paying or delivering cash, and if applicable, shares of our common stock, based on the applicable conversion rate. The 2029 convertible notes will also be redeemable, in whole or in part, at our option at any time, and from time to time, on or after March 15, 2027 through the 30th scheduled trading day immediately before the maturity date, at a cash redemption price equal to the principal amount of the convertible notes to be redeemed, plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date, but only if certain liquidity conditions described in the indenture are satisfied and certain conditions are met with respect to the last reported sale price per share of our common stock prior to conversion. See *Note 12. Debt* for more detailed disclosure of the term and features of the 2029 convertible notes.

We elected to evaluate each embedded feature of the arrangement individually. We concluded that each of the conversion rights, optional redemption rights, fundamental change make-whole provision and repurchase rights did not require bifurcation as derivative instruments, which we reevaluate each reporting period. The additional interest and special interest that accrue on the notes in the event of our failure to comply with certain registration or reporting requirements are required to be bifurcated from the host contract, as the reporting requirement triggering event is not clearly and closely related to the host convertible debt contract, and therefore we measure the contingent interest feature at fair value each reporting period. The value was determined to be immaterial; therefore, we accounted for the convertible notes wholly as debt, which was recognized on the settlement date. Accordingly, we allocated all debt issuance costs to the debt instrument on the basis of materiality.

In connection with the pricing of the convertible notes, we entered into privately negotiated capped call transactions with certain financial institutions, as defined and further discussed below.

Capped Call Transactions

During 2021, we entered into privately negotiated capped call transactions (the "2026 capped call transactions") with certain financial institutions (the "capped call counterparties"). The Capped Call Transactions initially cover, subject to customary anti-dilution adjustments, the number of shares of our common stock that initially underlie the 2026 convertible notes. The Capped Call Transactions are net purchased call options on our own common stock. The Capped Call Transactions are separate transactions entered into by the Company with each of the Capped Call Counterparties, are not part of the terms of the 2026 convertible notes, and do not affect any holder's rights under the 2026 convertible notes. Holders of the 2026 convertible notes do not have any rights with respect to the 2026 capped call transactions. As the 2026 capped call transactions are legally detachable and separately exercisable from the 2026 convertible notes, they were evaluated as freestanding instruments. We concluded that the 2026 capped call transactions meet the scope exceptions for derivative instruments, and as such, the 2026 capped call transactions meet the criteria for classification in equity and are included as a reduction to *additional paid-in capital*.

In March 2024, we entered into privately negotiated capped call transactions (the "2029 capped call transactions") with certain financial institutions (the "capped call counterparties"). The 2029 capped call transactions initially cover, subject to customary anti-dilution adjustments, the number of shares of our common stock that initially underlie the 2029 convertible notes. The capped call transactions are net purchased call options on our own common stock. The 2029 capped call transactions are separate transactions entered into by the Company with each of the capped call counterparties, are not part of the terms of the 2029 convertible notes, and do not affect any holder's rights under the 2029 convertible notes. Holders of the 2029 convertible notes do not have any rights with respect to the 2029 capped call transactions. As the 2029 capped call transactions are legally detachable and separately exercisable from the 2029 convertible notes, they were evaluated as freestanding instruments. We concluded that the 2029 capped call transactions meet the scope exceptions for derivative instruments, and as such, the capped call transactions meet the criteria for classification in equity and are included as a reduction to *additional paid-in capital*.

See *Note 13. Equity* for additional information on the Capped Call Transactions.

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

Residual Interests Classified as Debt

Within consolidated securitizations, the residual interests held by third parties are presented as *residual interests classified as debt* in the consolidated balance sheets. We measure residual interests classified as debt at fair value on a recurring basis. We record subsequent measurement changes in fair value in the period in which the change occurs within *noninterest income—loan origination, sales, and securitizations* in the consolidated statements of operations and comprehensive income (loss). We determine the fair value of residual interests classified as debt using a discounted cash flow methodology, while also considering market data as it becomes available.

We recognize interest expense related to residual interests classified as debt over the expected life using the effective yield method, which reflects a portion of the overall fair value adjustment recorded each period on our residual interests classified as debt. Interest expense related to residual interests classified as debt is presented within *interest expense— securitizations and warehouses* in the consolidated statements of operations and comprehensive income (loss). On a quarterly basis, we reevaluate the cash flow estimates to determine if a change to the accretable yield is required on a prospective basis.

See *Note 15. Fair Value Measurements* for the key inputs used in the fair value measurements of residual interests classified as debt.

Foreign Currency Translation Adjustments

We revalue assets, liabilities, income and expense denominated in non-United States currencies into United States dollars using applicable exchange rates. For foreign subsidiaries in which the functional currency is the subsidiary's local currency, gains and losses relating to foreign currency translation adjustments are included in *accumulated other comprehensive income (loss)* in our consolidated balance sheets. For foreign subsidiaries in which the functional currency is the United States Dollar, gains and losses relating to foreign currency transaction adjustments are included within earnings in the consolidated *statements of operations and comprehensive income (loss)*. Due to the highly inflationary economic environment in Argentina, we use the United States Dollar as the functional currency of our Argentinian operations. Our activities in Argentina are related to our Technology Platform segment and commenced in the first quarter of 2022 with the Technisys Merger.

Safeguarding Asset and Liability

Through our SoFi Invest product (via our wholly-owned subsidiary, SoFi Digital Assets, LLC, a licensed money transmitter), our members were able to invest in digital assets. In the fourth quarter of 2023, we transferred the crypto services provided by SoFi Digital Assets, LLC, and began closing existing digital assets accounts. This process was completed in the first quarter of 2024. Certain accounts were eligible for transfer to a third party digital asset service provider who assumed responsibility for the transferred accounts on a go-forward basis, including the arrangement of custodial services for the transferred digital assets. We have no further ongoing responsibilities for the transferred digital assets subsequent to the executed transfer which took place in December 2023, and derecognized the corresponding digital assets safeguarding liability and safeguarding asset as of the date of the transfer.

For those digital assets that were not eligible to be transferred, we engaged third parties to provide custodial services for our digital assets offering, which included holding the cryptographic key information and working to protect the digital assets from loss or theft. The third-party custodians held digital assets as custodial assets in an account in SoFi's name for the benefit of our members. We maintained the internal recordkeeping of our members' digital assets, including the amount and type of digital assets owned by each of our members in the custodial accounts.

In accordance with Staff Accounting Bulletin No. 121 ("SAB 121"), which we adopted effective June 30, 2022 with retrospective application as of January 1, 2022, we recognized a digital assets safeguarding liability within *accounts payable, accruals and other liabilities* in the consolidated balance sheets reflecting our obligation to safeguard the digital assets held by third-party custodians for the benefit of our members. We also recognized a corresponding safeguarding asset within *other assets* in the consolidated balance sheets. The safeguarding liability and corresponding safeguarding asset were measured and recorded at the fair value of the digital assets held by the custodians at each reporting date. Subsequent changes to the fair value measurement were reflected as equal and offsetting adjustments to the carrying values of the safeguarding liability and corresponding safeguarding asset. We evaluated any potential loss events, such as theft, loss or destruction of the cryptographic keys, that may have affected the measurement of the safeguarding asset, which would be reflected in our results of operations in the period the loss occurs. Measurement changes do not impact the consolidated statements of operations and comprehensive

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

income (loss) unless such a loss event is identified. See "*Recent Accounting Standards Issued, But Not Yet Adopted*" for discussion of Staff Accounting Bulletin No. 122 ("SAB 122").

See *Note 15. Fair Value Measurements* for additional information on the fair value measurement of the safeguarding liability and corresponding safeguarding asset as of December 31, 2023. As of December 31, 2023, we utilized one third-party custodian, and we did not identify any loss events. We had no safeguarding liability and corresponding safeguarding asset as of December 31, 2024.

Interest Income

Interest income on loans is accrued and recognized based on the contractual rate of interest within *interest income—loans and securitizations* in the consolidated statements of operations and comprehensive income (loss). We stop accruing interest and reverse all accrued but unpaid interest at the time a loan charges off. Loans are returned to accrual status if the loans are brought to nondelinquent status or have performed in accordance with the contractual terms for a reasonable period of time and, in management's judgment, will continue to make scheduled periodic principal and interest payments.

Other interest income is primarily earned on our bank balances.

Loan Origination and Sales Activities

As part of our loan sale agreements, we may retain the rights to service sold loans. We calculate a gain or loss on the sale based on the sum of the proceeds from the sale and any servicing asset or liability recognized, less the carrying value of the loans sold. Our gain or loss calculation is also inclusive of repurchase liabilities recognized at the time of sale, and is recorded within *noninterest income—loan origination, sales, and securitizations* in the consolidated statements of operations and comprehensive income (loss) or within *noninterest income - loan platform fees* in connection with transfers of loans held for sale and carried at the lower of amortized cost or fair value as part of our Loan Platform Business.

Revenue Recognition

In each of our revenue arrangements, revenue is recognized when control of the promised goods or services is transferred to the customer in an amount that reflects our expected consideration in exchange for those goods or services. Our primary revenue streams for the periods presented include the following:

- *Technology Products and Solutions:* We earn fees for providing an integrated platform as a service for financial and non-financial institutions.

- *Referrals:* We earn specified referral fees in connection with referral activities we facilitate through our platform, inclusive of referral fees generated through our Loan Platform Business, for providing pre-qualified borrower referrals to a third-party partner that offer services to end users who do not use one of our product offerings and referrals of pre-qualified borrowers to a third-party partner who separately contracts with a loan originator.

- *Interchange:* We earn interchange fees from debit and credit cardholder transactions conducted through payment networks.

- *Brokerage*: We earn fees in connection with facilitating investment-related transactions through our platform, such as brokerage transactions, share lending and exchange conversion.

  See *Note 3. Revenue* for additional information on our revenue recognition policy within each revenue stream.

Share-Based Compensation

Share-based compensation made to employees and non-employees, including stock options, RSUs, PSUs and employee stock purchase rights granted under the Company's ESPP, is measured based on the grant date fair value of the awards.

We used the Black-Scholes Option Pricing Model (the "Black-Scholes Model") to estimate the grant-date fair value of stock options and employee stock purchase rights granted under the ESPP. RSUs are measured based on the fair value of the underlying stock on the dates of grant. We use a Monte Carlo simulation model to estimate the grant-date fair value of PSUs.

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

Compensation expense is typically recognized on a straight-line basis over the period during which the share-based award holder is required to perform services in exchange for the award (the vesting period) for stock options and RSUs, on an accelerated attribution basis for each vesting tranche over the respective derived service period for PSUs and over each offering period for our ESPP. Share-based compensation expense is allocated among the following categories of expenses within *noninterest expense*: (i) *technology and product development*, (ii) *sales and marketing*, (iii) *cost of operations*, and (iv) *general and administrative* in the consolidated statements of operations and comprehensive income (loss). We recognize forfeitures and withdrawals (relevant to the ESPP) as incurred and, therefore, reverse previously recognized share-based compensation expense at the time of forfeiture and withdrawal. See *Note 16. Share-Based Compensation* for further discussion of share-based compensation.

Advertising, Sales and Marketing

Advertising production costs and advertising communication costs, as well as amounts paid to various affiliates to market our products, are included within *noninterest expense—sales and marketing* in the consolidated statements of operations and comprehensive income (loss). Advertising costs are expensed either as incurred or when the advertising takes place, depending on the nature of the advertising activity. For the years ended December 31, 2024, 2023 and 2022, advertising totaled $321,951, $284,176 and $256,125, respectively.

Expenses incurred by us related to member acquisition, including brand development, business development and direct member marketing expenses, are also presented within *noninterest expense—sales and marketing* in the consolidated statements of operations and comprehensive income (loss).

Technology and Product Development

Expenses incurred by us related to technology, product design and implementation, which includes compensation and benefits, are classified as *noninterest expense—technology and product development* in the consolidated statements of operations and comprehensive income (loss).

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded in *accounts payable, accruals and other liabilities* in the consolidated balance sheets. Such liabilities and associated expenses are recorded when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Such estimates are based on the best information available at the time. As additional information becomes available, we reassess the potential liability and record an estimate in the period in which the adjustment is probable and an amount or range can be reasonably estimated. Due to the inherent uncertainties of loss contingencies, estimates may be different from the actual outcomes. With respect to legal proceedings, we recognize legal fees as they are incurred within *noninterest expense—general and administrative* in the consolidated statements of operations and comprehensive income (loss). See *Note 18. Commitments, Guarantees, Concentrations and Contingencies* for discussion of contingent matters.

Restructuring

During the years ended December 31, 2024 and 2023, we recognized restructuring charges of $1,530 and $12,749, respectively, within the following categories of expenses within *noninterest expense*: (i) *technology and product development*, (ii) *sales and marketing*, (iii) *cost of operations*, and (iv) *general and administrative* in the consolidated statements of operations and comprehensive income (loss). Restructuring charges in 2024 were primarily related to legal entity restructuring. Restructuring charges in 2023 were associated with a reduction in headcount in the Technology Platform segment in the first quarter of 2023, as well as expenses in the fourth quarter of 2023 related to a reduction in headcount across the Financial Services, Lending and corporate functions, which primarily included employee-related wages, benefits and severance.

Income Taxes

We recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as for net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. In assessing the realizability of deferred tax assets, management reviews all available positive and negative evidence. Generally, the weight we give to any

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

particular factor is dependent upon the degree to which it can be objectively verified. As a result, we give greater weight to the recent cumulative income of a relevant jurisdiction than other more subjective factors. Valuation allowances are recorded if, in management's judgment, it is determined that all or some portion of the deferred tax asset will not be realized.

Deferred tax assets and liabilities are offset when they related to income taxes levied by the same taxation authority and we intend to settle tax assets and liabilities on a net basis.

The tax effects from an uncertain tax position can be recognized in the financial statements only if the tax position would more likely than not be upheld on examination by the taxing authorities based on the merits of the tax position. Management is required to analyze all open tax years, as defined by the statute of limitations, for all jurisdictions. We accrue tax penalties and interest, if any, as incurred and recognize them within *income tax (expense) benefit* in the consolidated statements of operations and comprehensive income (loss).

Related Parties

We define related parties as members of our Board of Directors, entity affiliates, executive officers and principal owners of our outstanding stock and members of their immediate families. Related parties also include any other person or entity with significant influence over our management or operations.

Recently Adopted Accounting Standards

Improvements to Reportable Segment Disclosures

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280) — Improvements to Reportable Segment Disclosures*. The ASU improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. We adopted this standard effective for the reporting periods noted above, with retrospective application to all prior periods presented in the financial statements. The adoption of this standard did not have any impact on the Company's financial condition, results of operations or cash flows, but resulted in enhancements to our segment disclosures, primarily related to our significant segment expenses. See *Note 20. Business Segment and Geographic Information* for further information.

Recent Accounting Standards Issued, But Not Yet Adopted

Improvements to Income Tax Disclosures

In December 2023, the FASB issued ASU 2023-09*, Income Taxes (Topic 740) — Improvements to Income Tax Disclosures.* The ASU improves income tax disclosures primarily related to enhancements of the rate reconciliation and income taxes paid information. The standard is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The standard should be applied on a prospective basis with the option to apply the standard retrospectively. We are currently evaluating the impact of this standard on our disclosures.

Disaggregation of Income Statement Expenses

In November 2024, the FASB issued ASU 2024-03*, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40) — Disaggregation of Income Statement Expenses.* The ASU requires the disclosure of additional information about specific costs and expense categories in the notes to financial statements. The standard is effective for annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with early adoption permitted. The standard should be applied on a prospective basis with the option to apply the standard retrospectively. We are currently evaluating the impact of this standard on our disclosures.

Induced Conversions of Convertible Debt Instruments

In November 2024, the FASB issued ASU 2024-04, *Debt-Debt with Conversion and Other Options (Subtopic 470-20) —Induced Conversions of Convertible Debt Instruments.* The ASU clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. The standard is effective for annual periods beginning after December 15, 2025, and interim periods within those annual periods, with early adoption permitted for all entities that have adopted the amendments in ASU 2020-06. The standard may be applied on a prospective

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

basis with the option to apply the standard retrospectively. We are currently evaluating the impact of this standard on our consolidated financial statements.

Obligations to Safeguard Crypto-Assets

In January 2025, the SEC released Staff Accounting Bulletin No. 122 ("SAB 122"), which rescinds the interpretive guidance provided in SAB 121 for reporting entities that have an obligation to safeguard customers' crypto assets. Under SAB 121, entities were required to recognize both a liability and a corresponding asset for their safeguarding obligations. With the new guidance, an entity that has a safeguarding obligation should assess whether it has any loss contingencies under ASC 450, *Contingencies.* SAB 122 must be applied retrospectively for annual periods beginning after December 15, 2024, with early adoption permitted in any interim or annual financial statement period filed with the SEC on or after January 30, 2025. Upon adoption, we will no longer recognize a liability and a corresponding asset for our safeguarding obligations. We do not expect this guidance to have a material impact on our consolidated financial statements.

Refer to "*Safeguarding Asset and Liability*" for additional information about our historical digital assets activity.

Note 2. Business Combinations

Acquisition of Golden Pacific Bancorp, Inc.

On February 2, 2022, we acquired Golden Pacific, pursuant to an Agreement and Plan of Merger dated as of March 8, 2021 by and among the Company, a wholly-owned subsidiary of the Company, and Golden Pacific. In the business combination, we acquired all of the outstanding equity interests in Golden Pacific for total cash purchase consideration of $22.3 million (the "Bank Merger"). The acquisition was not determined to be a significant acquisition. After closing the Bank Merger, we became a bank holding company and Golden Pacific began operating as SoFi Bank. We are duly registered as a bank holding company with the Federal Reserve. SoFi Bank is a national banking association whose primary federal regulator is the OCC. Deposit accounts of SoFi Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law.

The closing of the Bank Merger was subject to regulatory approval. On January 18, 2022, we received approval from the Federal Reserve of our application to become a bank holding company under the Bank Holding Company Act, and we received conditional approval from the OCC to close the Bank Merger. The OCC also approved our application to change the composition of Golden Pacific's assets in connection with the Bank Merger. The OCC conditional approval imposed a number of conditions, including that SoFi Bank have initial paid-in capital of no less than $750 million and adhere to an operating agreement. Golden Pacific's community bank business continues to operate as a division of SoFi Bank.

 A portion of the total cash purchase consideration ($0.6 million) was held back by the Company to satisfy any indemnification or certain other obligations ("Holdback Amount"), as certain legal proceedings with which Golden Pacific is involved as a plaintiff were not resolved at the time the Bank Merger closed. During 2022, we incurred costs associated with the litigation involving Golden Pacific as a plaintiff in excess of the Holdback Amount. Therefore, none of the Holdback Amount will be released to the Golden Pacific shareholders. Additionally, we held back a $3.3 million payable to a dissenting Golden Pacific shareholder pending resolution of the shareholder's dissenter's rights appraisal claim. During the fourth quarter of 2023, the appraisal claim was settled and payment was released.

Acquisition of Technisys S.A.

On March 3, 2022, we acquired Technisys S.A., a Luxembourg *société anonyme,* ("Technisys"), pursuant to an Agreement and Plan of Merger dated as of February 19, 2022 and amended as of March 3, 2022, by and among the Company, Technisys, Atom New Delaware, Inc., a Delaware corporation and a wholly owned subsidiary of Atom, and Atom Merger Sub Corporation, a Delaware corporation and wholly owned subsidiary of SoFi Technologies (the "Technisys Merger"). In the business combination, we acquired all of the outstanding equity interests in Technisys for a preliminary purchase consideration of $915.4 million. During the third quarter of 2022, we finalized the closing net working capital calculation specified in the merger agreement, which resulted in a reduction to the equity consideration of 155,794 shares, representing an adjustment to the total purchase consideration of $1,665, and a corresponding reduction to the carrying value of recognized goodwill. The remaining 442,274 shares that were held in escrow associated with the working capital calculation were released to the former

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

Technisys shareholders. The finalized closing net working capital calculation did not impact the estimated fair values of the assets acquired and liabilities assumed in conjunction with the transaction.

The following table presents the components of the total purchase consideration to acquire Technisys as of December 31, 2022:

Fair value of common stock issued[1]	$	873,377
Amounts payable to settle vested employee performance awards		37,297
Fair value of awards assumed[2]		2,855
Settlement of pre-combination transactions between acquirer and acquiree		235
Total purchase consideration	$	913,764

_____

(1) Reflects the shares of SoFi common stock issued in the acquisition of 81,700,318, multiplied by the closing stock price of SoFi common stock on the closing date of the Technisys Merger. Additionally, these shares are inclusive of 6,305,595 shares that were held in escrow.

(2) We contemporaneously converted outstanding performance awards into RSUs to acquire common stock of SoFi ("Replacement Awards"). The fair value of awards assumed in the purchase consideration was based on the closing stock price of SoFi common stock on the closing date of the Technisys Merger.

We settled vested employee performance awards, which were a component of the purchase consideration above, with payments during the years ended December 31, 2023 and 2022 of $19,656 and $17,641, respectively. During the year ended December 31, 2023, we released 6,259,736 escrow shares during the second and fourth quarters of 2023. The remaining 45,859 shares continue to be held in escrow pending resolution of outstanding indemnification claims by SoFi.

The following unaudited supplemental pro forma financial information presents the Company's consolidated results of operations as if the business combination had occurred on January 1, 2020:

		Year Ended December 31,
		2022
Total net revenue	$	1,584,439
Net loss		(311,512)

The unaudited supplemental pro forma financial information is presented for comparative purposes only and is not necessarily indicative of the actual results of operations that would have been achieved, nor is it indicative of future results of operations. The unaudited supplemental pro forma financial information reflects pro forma adjustments that give effect to applying the Company's accounting policies and certain events the Company believes to be directly attributable to the acquisition. The pro forma adjustments primarily include:

- incremental straight-line amortization expense associated with acquired intangible assets;

- an adjustment to reflect post-combination share-based compensation expense associated with the Replacement Awards as if the conversion had occurred on January 1, 2020;

- an adjustment to reflect acquisition-related costs for both parties as if they were incurred during the earliest period presented; and

- the related income tax effects, at the statutory tax rate applicable for each period, of the pro forma adjustments noted above.

The unaudited supplemental pro forma financial information does not give effect to any anticipated cost savings, operating efficiencies or other synergies that may be associated with the acquisition, or any estimated costs that have been or will be incurred by the Company to integrate the assets and operations of Technisys.

Acquisition of Wyndham Capital Mortgage

On April 3, 2023, we acquired all of the outstanding equity interests in Wyndham for cash consideration. With the acquisition of Wyndham, a fintech mortgage lender, we broadened our suite of home loan products and now manage the technology for a digitized mortgage experience. The acquisition is being accounted for as a business combination. The purchase

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

consideration is being allocated to the tangible and intangible assets acquired and liabilities assumed based on the estimated fair values as of the acquisition date. The excess of the total purchase consideration over the fair value of the net assets acquired is allocated to goodwill, which is expected to be deductible for tax purposes. The fair value estimates are subject to change for up to one year after the acquisition date as additional information becomes available. The acquisition was not determined to be a significant acquisition.

Note 3. Revenue

In each of our revenue arrangements, revenue is recognized when control of the promised goods or services is transferred to the customer in an amount that reflects our expected consideration in exchange for those goods or services.

Technology Products and Solutions

We earn fees for providing an integrated technology platform as a service for financial and non-financial institutions. Our single performance obligation is the promise to stand ready to provide integrated technology platform services as needed throughout the contract term. The integrated technology platform service fees are determined based on the number of accounts supported on the platform and on the volume of transactions generated on the platform. We satisfy our performance obligation continuously throughout the contractual arrangements and our customers receive and consume the benefits simultaneously as we perform. Our integrated technology platform as a service is a stand-ready obligation, as we provide the service regardless of the timing and quantity of accounts on the platform and transactions generated on the platform. Under this stand-ready obligation, our performance obligation is satisfied over time throughout the contract term rather than at a point in time. The service of standing ready to fulfill our integrated platform as a service offering is substantially the same each day and has the same pattern of transfer to the customer. Therefore, we determined that our stand-ready performance obligation comprises a series of distinct days of service. We are the principal in our integrated technology platform services arrangements as we control the service of completing transaction on the platform.

We earn fees for providing software licenses and associated services, including implementation and maintenance, related to our cloud-native digital and core banking platform. We charge a recurring fee for the software license and related maintenance services. Other software-related services are billed on a periodic basis as the services are provided.

The Company's software license arrangements provide the customer with the right to use functional intellectual property for the duration of the contract term. We recognize revenue related to software licenses at a point in time upon delivery of the license and the close of the user-acceptance testing period. When implementation services are distinct, we recognize revenue over time during the implementation period. We recognize maintenance services ratably over the contractual maintenance term.

We allocate fees charged for software licenses and associated services to our performance obligations on the basis of the relative standalone selling price using observable standalone selling prices and the adjusted market assessment approach. The standalone selling prices either represent the prices at which we separately sell each license or service or are estimated using available information, such as market conditions and internal pricing policies. The standalone selling price of the software license and related maintenance are determined based on the value relationship for these products as well as the term of the software license.

Referrals

We earn specified referral fees in connection with certain referral activities we facilitate through our platform. In one type of referral arrangement, we refer end users through our platform to third-party enterprise partners. Our referral fee is calculated as either a fixed price per successful referral or a percentage of the transaction volume between the enterprise partners and referred consumers. In another type of referral arrangement, we earn referral fulfillment fees for providing pre-qualified borrower referrals to a third-party partner who separately contracts with a loan originator. Our referral fees are based on the referred loan amount, subject to a referral fulfillment fee penalty if a loan is determined to be ineligible and becomes a charged-off loan as defined in the contract. We recognize revenue for each originated loan, less the estimated referral fulfillment fee penalty. The estimated referral fulfillment fee penalty was immaterial as of December 31, 2024 and 2023.

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

Interchange

We earn interchange fees from debit and credit cardholder transactions conducted through payment networks. Interchange fees from cardholder transactions represent a percentage of the underlying transaction value and are recognized daily, concurrently with the transaction processing services provided to the cardholder. Interchange is presented net of cardholder rewards associated with card transactions.

Costs of Obtaining Contracts with Customers

We capitalize incremental costs of obtaining a contract with a customer, which are certain commissions paid to third-parties in connection with the acquisition of member accounts. Capitalized costs are amortized over the life of the account. We elected the practical expedient to expense the incremental costs of obtaining a contract when the amortization period is one year or less. The expense is reported in *noninterest expense—sales and marketing* on the consolidated statements of operations and comprehensive income (loss).

Brokerage

We earn fees in connection with facilitating investment-related transactions through our platform, which we refer to as brokerage revenue. Our brokerage revenue performance obligation is generally completely satisfied upon the completion of an investment-related transaction. In general, we act as the agent in these arrangements as we do not oversee the execution of the transactions and ultimately lack the requisite control.

Disaggregated Revenue

The table below presents revenue from contracts with customers disaggregated by type of service, which best depicts how the revenue and cash flows are affected by economic factors, and by the reportable segment to which each revenue stream relates, as well as a reconciliation of total revenue from contracts with customers to *total noninterest income*.

	Year Ended December 31,		
	2024	**2023**	**2022**
Revenue from contracts with customers			
Financial Services			
Referrals, loan platform business[1]	$ 52,129	$ 33,602	$ 31,540
Referrals, other[2]	8,197	4,841	4,512
Interchange[2]	66,829	35,247	17,391
Brokerage[2]	21,494	21,127	15,446
Other[2][3]	2,797	2,647	2,245
Total financial services	151,446	97,464	71,134
Technology Platform			
Technology services	346,185	319,845	299,379
Other[3]	5,492	4,145	6,583
Total technology platform[4]	351,677	323,990	305,962
Total revenue from contracts with customers	503,123	421,454	377,096
Other sources of revenue			
Loan origination, sales, and securitizations	255,870	371,812	565,372
Servicing	22,244	37,328	43,547
Loan platform business, other[1]	89,479	—	—
Other[5]	87,662	30,455	3,424
Total other sources of revenue	455,255	439,595	612,343
Total noninterest income	$ 958,378	$ 861,049	$ 989,439

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

(1) Presented within *noninterest income—loan platform fees* in the consolidated statements of operations and comprehensive income (loss).

(2) Presented within *noninterest income—other* in the consolidated statements of operations and comprehensive income (loss).

(3) Financial Services includes revenues from enterprise services and equity capital markets services. Technology Platform includes revenues from software licenses and associated services, and payment network fees for serving as a transaction card program manager for enterprise customers that are the program marketers for separate card programs.

(4) Revenue from contracts with customers is presented within *noninterest income—technology products and solutions* and *noninterest income—other* in the consolidated statements of operations and comprehensive income (loss). Related to these technology platform services, we had deferred revenue of $7,474 and $5,718 as of December 31, 2024 and 2023, respectively, which are presented within *accounts payable, accruals and other liabilities* in the consolidated balance sheets. During the years ended December 31, 2024, 2023 and 2022, we recognized revenue of $7,112, $8,327 and $7,773, respectively, associated with deferred revenue within *noninterest income—technology products and solutions* in the consolidated statements of operations and comprehensive income (loss).

(5) Includes gain on extinguishment of convertible debt of $62,517 and $14,574 during the years ended December 31, 2024 and 2023, respectively.

Contract Balances

As of December 31, 2024 and 2023, accounts receivable, net associated with revenue from contracts with customers was $61,569 and $60,466, respectively, reported within *other assets* in the consolidated balance sheets.

Note 4. Loans

As of December 31, 2024, our loan portfolio consisted of (i) loans held for sale, including personal loans and home loans, which are measured at fair value under the fair value option, (ii) loans held for investment, including student loans, which are measured at fair value under the fair value option, and (iii) loans held for investment, including secured loans, credit cards, and commercial and consumer banking loans, which are measured at amortized cost. Below is a disaggregated presentation of our loans, inclusive of fair market value adjustments and accrued interest income and net of the allowance for credit losses, as applicable:

	December 31,	
	2024	2023
Loans held for sale		
Personal loans[1]	$ 17,532,396	$ 15,330,573
Home loans	152,496	66,198
Total loans held for sale, at fair value	17,684,892	15,396,771
Loans held for investment		
Student loans[2]	8,597,368	6,725,484
Total loans held for investment, at fair value	8,597,368	6,725,484
Secured loans	806,441	446,463
Credit card	289,159	272,628
Commercial and consumer banking:		
Commercial real estate	136,474	106,326
Commercial and industrial	4,986	6,075
Residential real estate and other consumer	9,398	4,667
Total commercial and consumer banking	150,858	117,068
Total loans held for investment, at amortized cost[3]	1,246,458	836,159
Total loans held for investment	9,843,826	7,561,643
Total loans	$ 27,528,718	$ 22,958,414

_____

(1) Includes $171,421 and $502,757 of personal loans in consolidated VIEs as of December 31, 2024 and 2023, respectively.

(2) Includes $2,034,559 and $2,459,103 of student loans covered by financial guarantee, and $80,812 and $221,461 of student loans in consolidated VIEs as of December 31, 2024 and December 31, 2023, respectively.

(3) See *Note 1. Organization, Summary of Significant Accounting Policies and New Accounting Standards* and *Note 5. Allowance for Credit Losses* for additional information on our loans at amortized cost as it pertains to the allowance for credit losses.

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

Loans Measured at Fair Value

The following table summarizes the aggregate fair value of our loans for which we elected the fair value option. See *Note 15. Fair Value Measurements* for the assumptions used in our fair value model.

	Personal Loans	Student Loans	Home Loans	Total
December 31, 2024				
Unpaid principal	$ 16,589,623	$ 8,215,629	$ 149,862	$ 24,955,114
Accumulated interest	128,733	44,603	260	173,596
Cumulative fair value adjustments	814,040	337,136	2,374	1,153,550
Total fair value of loans[1]	$ 17,532,396	$ 8,597,368	$ 152,496	$ 26,282,260
December 31, 2023				
Unpaid principal	$ 14,498,629	$ 6,445,586	$ 67,406	$ 21,011,621
Accumulated interest	114,541	34,357	92	148,990
Cumulative fair value adjustments	717,403	245,541	(1,300)	961,644
Total fair value of loans[1]	$ 15,330,573	$ 6,725,484	$ 66,198	$ 22,122,255

_____

(1) Each component of the fair value of loans is impacted by charge-offs during the period. Our fair value assumption for annual default rate incorporates fair value markdowns on loans beginning when they are 10 days or more delinquent, with additional markdowns at 30, 60 and 90 days past due.

The following table summarizes the aggregate fair value of loans 90 days or more delinquent. As delinquent personal loans and student loans are charged off after 120 days of delinquency, amounts presented below represent the fair value of loans that are 90 to 120 days delinquent.

	Personal Loans	Student Loans	Home Loans	Total
December 31, 2024				
Unpaid principal balance	$ 91,477	$ 9,578	$ 339	$ 101,394
Accumulated interest	4,400	168	1	4,569
Cumulative fair value adjustments[1]	(75,390)	(6,760)	(22)	(82,172)
Fair value of loans 90 days or more delinquent[2]	$ 20,487	$ 2,986	$ 318	$ 23,791
December 31, 2023				
Unpaid principal balance	$ 81,591	$ 8,446	$ 495	$ 90,532
Accumulated interest	4,023	187	6	4,216
Cumulative fair value adjustments[1]	(70,191)	(5,021)	(248)	(75,460)
Fair value of loans 90 days or more delinquent[2]	$ 15,423	$ 3,612	$ 253	$ 19,288

_____

(1) Our fair value assumption for annual default rate incorporates fair value markdowns on loans beginning when they are 10 days or more delinquent, with additional markdowns at 30, 60 and 90 days past due. We record the initial fair value measurement and subsequent measurement changes in fair value in the period in which the changes occur within *noninterest income—loan origination, sales, and securitizations* in the consolidated statements of operations and comprehensive income (loss). As such, the $82 million fair value adjustment as of December 31, 2024 has been recorded in *noninterest income—loan origination, sales, and securitizations* in the respective periods in which 10, 30, 60, and 90 days of delinquency occurred. See *Note 1. Organization, Summary of Significant Accounting Policies and New Accounting Standards* for further discussion of the policies for determining the fair value of our loan portfolios.

(2) The fair value incorporates the expected price to be paid by buyers of these delinquent loans after charge-off occurs, implying that potential recoveries are expected to be in excess of these levels based on consistent demonstrated recoverability after a loan becomes delinquent and gets charged off.

Transfers of Financial Assets

We regularly transfer financial assets and account for such transfers as either sales or secured borrowings depending on the facts and circumstances of the transfer. When a transfer of financial assets qualifies as a sale, in many instances we have continuing involvement as the servicer of those financial assets. As we expect the benefits of servicing to be more than just adequate, we recognize a servicing asset. Further, in the case of securitization-related transfers that qualify as sales, we have additional continuing involvement as an investor, albeit at insignificant levels relative to the expected gains and losses of the securitization. In instances where a transfer is accounted for as a secured borrowing, we perform servicing (but we do not

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

recognize a servicing asset) and typically maintain a significant investment relative to the expected gains and losses of the securitization. In whole loan sales, we do not have a residual financial interest in the loans, nor do we have any other power over the loans that would constrain us from recognizing a sale. Additionally, we generally have no repurchase requirements related to transfers of personal loans, student loans and non-GSE home loans other than standard origination representations and warranties, for which we record a liability based on expected repurchase obligations. For GSE home loans, we have customary GSE repurchase requirements, which do not constrain sale treatment but result in a liability for the expected repurchase requirement.

The following table summarizes our personal loan securitization transfers qualifying for sale accounting treatment. There were no loan securitization transfers qualifying for sale accounting treatment during the year ended December 31, 2022.

| | Year Ended December 31, | |
	2024	2023
Personal loans		
Fair value of consideration received:		
Cash	$ 1,170,235	$ 359,927
Securitization investments	61,901	18,985
Servicing assets recognized	43,755	15,975
Repurchase liabilities recognized	(622)	(113)
Total consideration	1,275,269	394,774
Aggregate unpaid principal balance and accrued interest of loans sold	1,228,040	375,770
Gain from loan sales	$ 47,229	$ 19,004

Deconsolidation of debt reflects the impacts of previously consolidated VIEs that became deconsolidated during the period because we no longer hold a significant financial interest in the underlying securitization entity, which can fluctuate from period to period. Gains and losses on deconsolidations are presented within *noninterest income—loan origination, sales, and securitizations* in the consolidated statements of operations and comprehensive income (loss).

During the year ended December 31, 2024, we had deconsolidation of debt on student loans of $98.0 million. During the year ended December 31, 2023, we had deconsolidation of debt on student loans of $100.3 million. During the year ended December 31, 2022, we had deconsolidation of debt on personal loans of $70.6 million and on student loans of $126.0 million. For all periods, the impact on earnings from these deconsolidations was immaterial.

The following table summarizes our current whole loan sales:

| | Year Ended December 31, | | |
	2024	2023	2022
Personal loans			
Fair value of consideration received:			
Cash	$ 2,967,487	$ 567,904	$ 3,016,740
Receivable	5,288	—	—
Servicing assets recognized	178,919	30,168	21,925
Repurchase liabilities recognized	(9,907)	(2,069)	(7,351)
Total consideration	3,141,787	596,003	3,031,314
Aggregate unpaid principal balance and accrued interest of loans sold	2,973,077	567,003	2,924,567
Realized gain	$ 168,710	$ 29,000	$ 106,747

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

	Year Ended December 31,		
	2024	2023	2022
Student loans			
Fair value of consideration received:			
Cash	$ 310,331	$ 98,624	$ 883,859
Servicing assets recognized	8,249	2,792	9,275
Repurchase liabilities recognized	(46)	(16)	(134)
Total consideration	318,534	101,400	893,000
Aggregate unpaid principal balance and accrued interest of loans sold	303,578	99,916	881,922
Realized gain	$ 14,956	$ 1,484	$ 11,078
Home loans			
Fair value of consideration received:			
Cash	$ 1,750,711	$ 1,022,600	$ 1,057,596
Servicing assets recognized	14,675	10,184	13,926
Repurchase liabilities recognized	(2,958)	(1,765)	(1,158)
Total consideration	1,762,428	1,031,019	1,070,364
Aggregate unpaid principal balance and accrued interest of loans sold	1,738,036	1,029,623	1,095,882
Realized gain (loss)	$ 24,392	$ 1,396	$ (25,518)

The following table summarizes our delinquent whole loan sales during the year ended December 31, 2024. There were no delinquent whole loan sales during the years ended December 31, 2023 and 2022.

	Year Ended December 31,
	2024
Personal loans	
Fair value of consideration received:	
Cash	$ 24,228
Servicing assets recognized	20,259
Repurchase liabilities recognized	(136)
Total consideration	44,351
Aggregate unpaid principal balance and accrued interest of loans sold[1]	319,738
Realized loss	$ (275,387)

_____

(1) For the year ended December 31, 2024, includes $302.9 million of aggregate unpaid principal balance sold, related to late-stage delinquent loans for which we retained servicing and portions of recoveries. For the year ended December 31, 2024, $197.4 million of unpaid principal balance was recorded in prior periods as a reduction in fair value in *noninterest income—loan origination, sales, and securitizations* in the consolidated statements of operations and comprehensive income (loss). These loans were sold prior to charge-off during the year ended December 31, 2024 and otherwise would have been charged off as of December 31, 2024 consistent with our policy. In our other charged off whole loan sales, we typically do not retain servicing or recoveries.

The following table summarizes loans originated and subsequently sold as part of our Loan Platform Business, which are loans that we originate on behalf of a third-party for which we receive a fee. There were no sales related to our Loan Platform Business during the years ended December 31, 2023 and 2022.

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

		Year Ended December 31, 2024
Personal loans		
Fair value of consideration received:		
Cash	$	2,149,271
Servicing assets recognized		15,149
Repurchase liabilities recognized		(856)
Total consideration		2,163,564
Aggregate carrying amount and accrued interest of loans sold[1]		2,077,243
Loan fees, net[2]		71,172
Servicing assets recognized		15,149
Loan platform fees recognized[3]	$	86,321

_____

(1) Includes unpaid principal balance of $2.1 billion for the year ended December 31, 2024.
(2) Represents loan platform fees earned less the repurchase liabilities recognized at the time of sale.
(3) Recorded in *noninterest income—loan platform fees* in the consolidated statements of operations and comprehensive income (loss).

In addition to the previously disclosed personal, student and home loan sale activity, the Company also sold secured loans at par during the year ended December 31, 2024, which had an unpaid principal balance and accrued interest of $555.9 million.

For certain transferred loans that qualified for sale accounting and are, therefore, derecognized, we have continuing involvement through our servicing agreements. For such loans, our exposure to loss is generally limited to the extent we would be required to repurchase such a loan due to a breach of representations and warranties associated with the loan transfer or servicing contract.

The following table presents information about the unpaid principal balances of loans originated by us and subsequently transferred, but with which we have continuing involvement:

	Personal Loans	Student Loans	Home Loans	Total
December 31, 2024				
Loans in delinquency (30+ days past due)	$ 109,169	$ 67,234	$ 35,910	$ 212,313
Total loans in delinquency	168,403	129,317	35,910	333,630
Total transferred loans serviced[1]	6,060,329	5,230,303	6,234,859	17,525,491
December 31, 2023				
Loans in delinquency (30+ days past due)	$ 52,813	$ 60,989	$ 24,193	$ 137,995
Total loans in delinquency	90,582	137,243	24,193	252,018
Total transferred loans serviced[1]	2,223,785	6,148,800	5,592,793	13,965,378

_____

(1) Total transferred loans serviced includes loans in delinquency, as well as loans in repayment, loans in-school/grace period/deferment (related to student loans), and loans in forbearance. The vast majority of total transferred loans serviced represent loans in repayment as of the dates indicated.

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

The following table presents additional information about the servicing cash flows received and net charge-offs related to loans originated by us and subsequently transferred, but with which we have a continuing involvement:

	Year Ended December 31,		
	2024	2023	2022
Personal loans			
Servicing fees collected from transferred loans	$ 72,681	$ 20,577	$ 33,051
Charge-offs, net of recoveries, of transferred loans	387,700	167,643	93,095
Student loans			
Servicing fees collected from transferred loans	23,537	27,401	35,203
Charge-offs, net of recoveries, of transferred loans	41,639	41,642	34,136
Home loans			
Servicing fees collected from transferred loans	17,166	14,530	12,893
Total			
Servicing fees collected from transferred loans	$ 113,384	$ 62,508	$ 81,147
Charge-offs, net of recoveries, of transferred loans	429,339	209,285	127,231

Loans Measured at Amortized Cost

Loan Portfolio Composition and Aging

The following table presents the amortized cost basis of our credit card and commercial and consumer banking portfolios (excluding accrued interest and before the allowance for credit losses) by either current status or delinquency status:

		Delinquent Loans				
	Current	30–59 Days	60–89 Days	≥ 90 Days[1]	Total Delinquent Loans	Total Loans[2]
December 31, 2024						
Secured loans	$ 804,800	$ —	$ —	$ —	$ —	$ 804,800
Credit card	312,676	3,429	3,311	9,056	15,796	328,472
Commercial and consumer banking:						
Commercial real estate	138,172	—	—	—	—	138,172
Commercial and industrial	4,831	—	188	77	265	5,096
Residential real estate and other consumer[3]	9,370	—	—	—	—	9,370
Total commercial and consumer banking	152,373	—	188	77	265	152,638
Total loans	$1,269,849	$ 3,429	$ 3,499	$ 9,133	$ 16,061	$1,285,910
December 31, 2023						
Secured loans	$ 445,733	$ —	$ —	$ —	$ —	$ 445,733
Credit card	297,612	5,451	4,829	11,802	22,082	319,694
Commercial and consumer banking:						
Commercial real estate	107,757	—	—	—	—	107,757
Commercial and industrial	6,108	1	—	439	440	6,548
Residential real estate and other consumer[3]	4,658	—	—	—	—	4,658
Total commercial and consumer banking	118,523	1	—	439	440	118,963
Total loans	$ 861,868	$ 5,452	$ 4,829	$ 12,241	$ 22,522	$ 884,390

---

(1) Generally, all of the credit cards ≥ 90 days past due continued to accrue interest. As of the dates indicated, credit card, commercial and consumer banking loans on nonaccrual status were immaterial.

(2) For credit card, the balance is presented before allowance for credit losses of $44,350 and $52,385 as of December 31, 2024 and December 31, 2023, respectively, and accrued interest of $4,125 and $5,288, respectively. For secured loans, the balance is presented before accrued interest of $1,641 and

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

$730 as of December 31, 2024 and December 31, 2023, respectively. For commercial and consumer banking, the balance is presented before allowance for credit losses of $2,334 and $2,310, as of December 31, 2024 and December 31, 2023, respectively, and accrued interest of $554 and $415, respectively.

(3)   Includes residential real estate loans originated by Golden Pacific for which we did not elect the fair value option.

Credit Quality Indicators

Credit Card

The following table presents the amortized cost basis of our credit card portfolio (excluding accrued interest and before the allowance for credit losses) based on FICO scores, which are obtained at origination of the account and are refreshed monthly thereafter. The pools estimate the likelihood of borrowers with similar FICO scores to pay credit obligations based on aggregate credit performance data.

	December 31,	
FICO	**2024**	**2023**
≥ 800	$ 38,076	$ 29,269
780 – 799	24,566	19,350
760 – 779	24,533	20,740
740 – 759	26,321	23,361
720 – 739	30,215	28,621
700 – 719	36,050	35,528
680 – 699	37,994	38,289
660 – 679	30,504	35,443
640 – 659	21,206	25,836
620 – 639	14,098	15,569
600 – 619	9,393	10,063
≤ 599	35,516	37,625
Total credit card	$ 328,472	$ 319,694

Commercial and Consumer Banking

We analyze loans in our commercial and consumer banking portfolio by classification based on their associated credit risk, and perform an analysis on an ongoing basis as new information is obtained. Risk rating classifications are further described below. Loans with a lower expectation of credit losses are classified as Pass, while loans with a higher expectation of credit losses are classified as Substandard.

- *Pass* — Loans that management believes will fully repay in accordance with the contractual loan terms.

- *Watch* — Loans that management believes will fully repay in accordance with the contractual loan terms, but for which certain credit attributes have changed from origination and warrant further monitoring.

- *Special mention* — Loans with a potential weakness or weaknesses that deserves management's close attention. If left uncorrected, the potential weaknesses may result in deterioration of the repayment prospects for the loan or our credit position at some future date.

- *Substandard* — Loans that are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the full repayment. They are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected.

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

The following table presents the amortized cost basis of our commercial and consumer banking portfolio (excluding accrued interest and before the allowance for credit losses) by origination year and credit quality indicator:

December 31, 2024	Term Loans by Origination Year							Revolving Loans
	2024	2023	2022	2021	2020	Prior	Total Term Loans	
Commercial real estate								
Pass	$ 34,994	$ 20,037	$ 32,670	$ 7,125	$ 4,446	$ 23,518	$ 122,790	$ 174
Watch	—	4,190	3,337	—	—	1,214	8,741	—
Special mention	1,687	—	1,632	—	—	500	3,819	—
Substandard	—	—	—	—	—	2,648	2,648	—
Total commercial real estate	$ 36,681	$ 24,227	$ 37,639	$ 7,125	$ 4,446	$ 27,880	$ 137,998	$ 174
Commercial and industrial								
Pass	$ 146	$ 21	$ —	$ —	$ 46	$ 3,495	$ 3,708	$ 1,054
Watch	—	36	—	—	—	12	48	—
Substandard	—	—	—	—	—	286	286	—
Total commercial and industrial	$ 146	$ 57	$ —	$ —	$ 46	$ 3,793	$ 4,042	$ 1,054
Residential real estate and other consumer								
Pass	$ —	$ —	$ —	$ —	$ —	$ 3,322	$ 3,322	$ 4,402
Watch	—	—	—	—	—	38	38	1,608
Total residential real estate and other consumer	$ —	$ —	$ —	$ —	$ —	$ 3,360	$ 3,360	$ 6,010
Total commercial and consumer banking	$ 36,827	$ 24,284	$ 37,639	$ 7,125	$ 4,492	$ 35,033	$ 145,400	$ 7,238

Secured Loans

The amortized cost basis (excluding accrued interest) of our secured loans were $804.8 million and $445.7 million as of December 31, 2024 and December 31, 2023, respectively. Secured loans are term loan arrangements secured by underlying loans owned by the debtor, which were previously originated, sold and in most cases continue to be serviced by the Company. The borrowers of our secured loans are generally financial institutions, and the underlying collateral are personal loans originated by the Company. The duration of these secured loans align with the underlying collateral, the majority of which have a term of seven years or less. Our secured loans were originated in 2023 and 2024, are all current and there have been no charge-offs since origination.

Note 5. Allowance for Credit Losses

Our allowance for credit losses represents our current estimate of expected credit losses over the remaining contractual life of certain financial assets, including credit cards as well as commercial and consumer banking loans, which relate to our Financial Services segment, and accounts receivables primarily related to our Technology Platform segment. Given our methods of collecting funds on servicing receivables, our historical experience of infrequent write-offs, and that we have not observed meaningful changes in our counterparties' abilities to pay, we determined that the future exposure to credit losses on servicing related receivables was immaterial.

In estimating expected credit losses for credit cards, we segment loans based on credit quality indicators and reassess our pools periodically to confirm that all loans within each pool continue to share similar risk characteristics. We establish an allowance within each pool utilizing a proprietary risk model that relies on assumptions such as average annual percentage rate, payment rate, utilization, delinquency status and default probability. The model may then be adjusted for current conditions and reasonable and supportable forecasts of future conditions, including economic conditions. We apply the aforementioned assumptions to the drawn balance of credit cards within each pool to estimate the lifetime expected credit losses within each pool, which are then aggregated to determine the allowance for credit losses.

We evaluate whether to include qualitative reserves to cover losses that are expected but may not be adequately represented in the quantitative methods or the economic assumptions. The qualitative reserves address possible limitations

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

within the models, such as macroeconomic conditions, regulatory requirements, emerging portfolio trends, the nature and size of the portfolio, portfolio concentrations, the volume and severity of past due accounts, changes in underwriting or lending staff or other management risk actions. When a credit card balance is charged off, we record a reduction to the allowance and the credit card balance.

The following table presents changes in our allowance for credit losses:

	Credit Card[1]	Commercial and Consumer Banking[1]	Accounts Receivable[1]
Balance at January 1, 2022	$ 7,037	$ —	$ 2,292
Provision for credit losses[2]	53,030	1,302	586
Allowance for PCD loans[3]	—	382	—
Write-offs charged against the allowance	(20,957)	(6)	(93)
Balance at December 31, 2022	$ 39,110	$ 1,678	$ 2,785
Provision for credit losses[2]	54,267	678	773
Write-offs charged against the allowance	(40,992)	(46)	(1,721)
Balance at December 31, 2023	$ 52,385	$ 2,310	$ 1,837
Provision for credit losses[2]	31,599	113	3,685
Write-offs charged against the allowance	(39,634)	(89)	(3,078)
Balance at December 31, 2024	$ 44,350	$ 2,334	$ 2,444

_____

(1) Credit cards and commercial and consumer banking loans measured at amortized cost, net of allowance for credit losses, are presented within *loans held for investment at amortized cost* in the consolidated balance sheets. Accounts receivable balances, net of allowance for credit losses, are presented within *other assets* in the consolidated balance sheets.

(2) The provision for credit losses on credit cards and commercial and consumer banking loans is presented within *provision for credit losses* in the consolidated statements of operations and comprehensive income (loss). During the years ended December 31, 2024, 2023 and 2022, recoveries of amounts previously reserved related to credit cards were $4,166, $2,895 and immaterial, respectively. There were immaterial recoveries of amounts previously reserved related to commercial and consumer banking loans during the years ended December 31, 2024, 2023 and 2022. The provision for credit losses on accounts receivable is presented within *noninterest expense—general and administrative* in the consolidated statements of operations and comprehensive income (loss). During the years ended December 31, 2024, 2023 and 2022, recoveries of amounts previously reserved related to accounts receivable were $1,227, $1,252 and $2,912, respectively.

(3) In connection with the Bank Merger, we obtained PCD loans, for which we measured an allowance, with a corresponding increase to the amortized cost basis as of the acquisition date. Therefore, recognition of the initial allowance for credit losses did not impact earnings.

Credit card: Accrued interest receivables written off by reversing interest income were $9.0 million, $9.2 million and $4.7 million during the years ended December 31, 2024, 2023 and 2022, respectively.

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

Note 6. Investment Securities

Investments in AFS Debt Securities

The following table presents our investments in AFS debt securities:

	Amortized Cost	Accrued Interest	Gross Unrealized Gains	Gross Unrealized Losses[1]	Fair Value
December 31, 2024					
U.S. Treasury securities	$ 277,555	$ 2,622	$ 77	$ (6,602)	$ 273,652
Agency mortgage-backed securities	1,525,913	3,048	3,522	(6,089)	1,526,394
Corporate bonds	3,272	39	—	(94)	3,217
Other[2]	946	8	—	(174)	780
Total investments in AFS debt securities	$ 1,807,686	$ 5,717	$ 3,599	$ (12,959)	$ 1,804,043
December 31, 2023					
U.S. Treasury securities	$ 518,673	$ 206	$ 978	$ (780)	$ 519,077
Agency mortgage-backed securities	28,714	111	33	(1,016)	27,842
Corporate bonds	32,609	207	—	(1,092)	31,724
Multinational securities[3]	8,548	103	—	(17)	8,634
Other asset-backed securities	7,272	4	—	(154)	7,122
Other[2]	941	8	—	(161)	788
Total investments in AFS debt securities	$ 596,757	$ 639	$ 1,011	$ (3,220)	$ 595,187

_____

(1)   As of December 31, 2024 and December 31, 2023, we concluded that there was no credit loss attributable to securities in unrealized loss positions, as (i) approximately 100% and 92% of the amortized cost basis of our investments as of December 31, 2024 and December 31, 2023, respectively, was composed of U.S. Treasury securities, agency mortgage-backed securities and sovereign foreign bonds, which are of high credit quality and have no risk of credit-related impairment due to the nature of the counterparties and history of no credit losses, and (ii) we have not identified factors indicating credit-related impairment for the remaining investments and expect that the contractual principal and interest payments will be received. Additionally, we do not intend to sell the securities in loss positions nor is it more likely than not that we will be required to sell the securities prior to recovery of the amortized cost basis.

(2)   Includes state municipal bond securities.

(3)   Includes supranational bonds.

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

The following table presents information about our investments in AFS debt securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2024 and December 31, 2023.

	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
December 31, 2024						
U.S. Treasury securities	$ 217,683	$ (6,497)	$ 5,256	$ (105)	$ 222,939	$ (6,602)
Agency mortgage-backed securities	614,081	(5,499)	7,319	(590)	621,400	(6,089)
Corporate bonds	—	—	3,216	(94)	3,216	(94)
Other	—	—	780	(174)	780	(174)
Total investments in AFS debt securities	$ 831,764	$ (11,996)	$ 16,571	$ (963)	$ 848,335	$ (12,959)
December 31, 2023						
U.S. Treasury securities	$ 480,012	$ (58)	$ 39,065	$ (722)	$ 519,077	$ (780)
Agency mortgage-backed securities	20,930	(157)	6,912	(859)	27,842	(1,016)
Corporate bonds	—	—	31,724	(1,092)	31,724	(1,092)
Multinational securities	—	—	8,634	(17)	8,634	(17)
Other asset-backed securities	—	—	7,122	(154)	7,122	(154)
Other	—	—	788	(161)	788	(161)
Total investments in AFS debt securities	$ 500,942	$ (215)	$ 94,245	$ (3,005)	$ 595,187	$ (3,220)

The following table presents the amortized cost and fair value of our investments in AFS debt securities by contractual maturity:

	Due Within One Year	Due After One Year Through Five Years	Due After Five Years Through Ten Years	Due After Ten Years	Total
December 31, 2024					
Investments in AFS debt securities—Amortized cost:					
U.S. Treasury securities	$ 54,815	$ 148,670	$ 74,070	$ —	$ 277,555
Agency mortgage-backed securities	—	4,998	15,871	1,505,044	1,525,913
Corporate bonds	—	—	3,272	—	3,272
Other	—	—	946	—	946
Total investments in AFS debt securities	$ 54,815	$ 153,668	$ 94,159	$1,505,044	$1,807,686
Weighted average yield for investments in AFS debt securities[1]	4.96 %	3.81 %	3.86 %	5.75 %	5.58 %
Investments in AFS debt securities—Fair value[2]:					
U.S. Treasury securities	$ 54,787	$ 145,329	$ 70,914	$ —	$ 271,030
Agency mortgage-backed securities	—	5,045	15,592	1,502,709	1,523,346
Corporate bonds	—	—	3,178	—	3,178
Other	—	—	772	—	772
Total investments in AFS debt securities	$ 54,787	$ 150,374	$ 90,456	$1,502,709	$1,798,326

---

(1)   The weighted average yield represents the effective yield for the investment securities owned at the end of the period and is computed based on the amortized cost of each security.

(2)   Presentation of fair values of our investments in AFS debt securities by contractual maturity excludes total accrued interest of $5,717 and $639 as of December 31, 2024 and December 31, 2023, respectively.

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

Gross realized gains and losses on our investments in AFS debt securities were $4,247 and $679, respectively, during the year ended December 31, 2024, and were $3,356 and $509, respectively, during the year ended December 31, 2023. Gross realized gains and losses on our investments in AFS debt securities were immaterial during the year ended December 31, 2022. During the years ended December 31, 2024, 2023, and 2022 there were no transfers between classifications of our investments in AFS debt securities. See *Note 13. Equity* for unrealized gains and losses on our investments in AFS debt securities and amounts reclassified out of AOCI.

Note 7. Securitization and Variable Interest Entities

Consolidated VIEs

We consolidate certain securitization trusts in which we have a variable interest and are deemed to be the primary beneficiary. Our consolidation policy is further discussed in *Note 1. Organization, Summary of Significant Accounting Policies and New Accounting Standards*.

The VIEs are SPEs with portfolio loans securing debt obligations. The SPEs were created and designed to transfer credit and interest rate risk associated with consumer loans through the issuance of collateralized notes and trust certificates. We make standard representations and warranties to repurchase or replace qualified portfolio loans. Aside from these representations, the holders of the asset-backed debt obligations have no recourse to the Company if the cash flows from the underlying portfolio loans securing such debt obligations are not sufficient to pay all principal and interest on the asset-backed debt obligations. We hold a significant interest in these financing transactions through our ownership of a portion of the residual interest in certain VIEs. In addition, in some cases, we invest in the debt obligations issued by the VIE. Our investments in consolidated VIEs eliminate in consolidation. The residual interest is the first VIE interest to absorb losses should the loans securing the debt obligations not provide adequate cash flows to satisfy more senior claims and is the interest that we expect to absorb the expected gains and losses of the VIE. Our maximum exposure to credit risk in sponsoring SPEs is limited to our investment in the VIE. VIE creditors have no recourse against our general credit. There are no liquidity arrangements, guarantees or other commitments that may affect the fair value or risk of our variable interests in consolidated VIEs.

As of December 31, 2024 and December 31, 2023, we had four and six consolidated VIEs, respectively, on our consolidated balance sheets. During the year ended December 31, 2024, we exercised a securitization clean up call related to two consolidated VIEs. The assets of consolidated VIEs that were included in our consolidated balance sheets may only be used to settle obligations of consolidated VIEs and were in excess of those obligations as of December 31, 2024, and December 31, 2023. Intercompany balances are eliminated upon consolidation.

Nonconsolidated VIEs

We have created and designed personal loan and student loan trusts to transfer associated credit and interest rate risk associated with the loans through the issuance of collateralized notes and residual certificates. We have a variable interest in the nonconsolidated loan trusts through our ownership of collateralized notes in the form of asset-backed bonds and residual certificates in the loan trusts that absorb variability. We have also transferred secured loans and personal loans, including the associated risks, to other SPEs that are considered VIEs. In both the loan trusts and other VIEs, we have continuing, non-controlling involvement with the entity as the servicer. When our servicing rights meet the definition of a variable interest, in that role, we may have the power to perform the activities which most impact the economic performance of the VIE, but since either we hold an insignificant financial interest in the trusts or rights held by other variable interest holders convey power, we are not the primary beneficiary. In loan trusts, our collateralized notes and residual certificates represent the equity ownership interest in the loan trusts, wherein there is an obligation to absorb losses and the right to receive benefits from residual certificate ownership. The maximum exposure to loss as a result of our involvement with the nonconsolidated loan trust VIEs is limited to our investment. In other VIEs, our interest is represented by secured loans, servicing rights, or both, with our maximum exposure to loss is limited to the total amount of our secured loans and servicing rights. We did not provide financial support to any nonconsolidated VIEs beyond our initial equity investment. There are no liquidity arrangements, guarantees or other commitments by third parties that may affect the fair value or risk of our variable interests in nonconsolidated VIEs.

As of December 31, 2024, and December 31, 2023, we had investments in 23 and 22 nonconsolidated VIEs, respectively. During the year ended December 31, 2024, we established three nonconsolidated trusts and sold two risk retention interests of nonconsolidated trusts.

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

The following table presents the carrying value of Company assets associated with these nonconsolidated VIEs as of the dates presented.

	December 31,	
	2024	2023
Securitization investments	$ 91,646	$ 106,748
Secured loans	806,441	446,463
Servicing rights	100,839	28,197

Securitization Investments

The following table presents additional detail of the aggregate outstanding value of asset-backed bonds and residual interests owned by the Company in nonconsolidated VIEs, which are presented within *investment securities* in the consolidated balance sheets. These risk retention interests represent the carrying value of our holdings in nonconsolidated VIEs, and the maximum exposure to a loss as a result of our involvement as of the dates presented.

	December 31,	
	2024	2023
Personal loans	$ 56,849	$ 27,247
Student loans	34,797	79,501
Securitization investments	$ 91,646	$ 106,748

See *Note 15. Fair Value Measurements* for the key inputs used in the fair value measurements of these asset-backed bonds and residual interests.

Note 8. Goodwill and Intangible Assets

Goodwill

A rollforward of our goodwill balance is presented below:

	Year Ended December 31,	
	2024	2023
Beginning balance	$ 1,393,505	$ 1,622,991
Less: accumulated impairment	—	—
Beginning balance, net	1,393,505	1,622,991
Additional goodwill recognized[1]	—	17,688
Goodwill impairment[2]	—	(247,174)
Ending balance[3]	$ 1,393,505	$ 1,393,505

_____

(1) For the year ended December 31, 2023, related to the acquisition of Wyndham, which is attributable to our Lending reportable segment.

(2) During the year ended December 31, 2023, we recognized goodwill impairment losses related to our Technology Platform reportable segment, which were reported within *noninterest expense—goodwill impairment* in the consolidated statements of operations and comprehensive income (loss). These goodwill impairment losses represent non-cash charges and did not affect our liquidity position or regulatory capital ratios.

(3) As of December 31, 2024 and 2023, goodwill attributable to the Lending, Technology Platform and Financial services reportable segments was $17,688, $1,338,658 and $37,159, respectively.

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

Intangible Assets

The following is a summary of the carrying amount and estimated useful lives of our intangible assets by class:

	Weighted Average Useful Life (Years)	Gross Balance	Accumulated Amortization	Net Book Value
December 31, 2024				
Developed technology	8.5	$ 461,438	$ (207,516)	$ 253,922
Customer-related	3.9	167,350	(149,949)	17,401
Capitalized software development costs[1]	4.0	29,584	(10,312)	19,272
Trade names, trademarks and domain names	5.9	20,060	(13,503)	6,557
Core banking infrastructure[2]	n/a	17,100	(17,100)	—
Core deposits	7.3	1,000	(402)	598
Broker-dealer license and trading rights	5.7	250	(206)	44
Total		$ 696,782	$ (398,988)	$ 297,794
December 31, 2023				
Developed technology	8.5	$ 461,438	$ (151,823)	$ 309,615
Customer-related	3.9	167,350	(141,248)	26,102
Capitalized software development costs[1]	4.0	20,344	(4,461)	15,883
Trade names, trademarks and domain names	5.9	20,060	(8,436)	11,624
Core banking infrastructure[2]	n/a	17,100	(17,100)	—
Core deposits	7.3	1,000	(264)	736
Broker-dealer license and trading rights	5.7	250	(162)	88
Total		$ 687,542	$ (323,494)	$ 364,048

_____

(1) Includes capitalized costs related to software products to be sold, leased or marketed within our technology products and solutions arrangements. During the year ended December 31, 2024, the increase in capitalized software development costs relates to increased Technology Platform activity. During the year ended December 31, 2024, total amortization expense related to capitalized software was $9,647, and capitalized share-based compensation related to capitalized software development costs was immaterial.

(2) Although the core banking infrastructure intangible asset was fully amortized as of December 31, 2024 and December 31, 2023, it remains in use by the Company.

For the years ended December 31, 2024, 2023 and 2022, amortization expense associated with intangible assets was $75,494, $104,919 and $93,016, respectively. There were no abandonments or impairments during any of the years presented.

Estimated future amortization expense associated with intangible assets as of December 31, 2024 is as follows:

2025	$ 75,076
2026	71,559
2027	56,814
2028	51,915
2029	21,225
Thereafter	21,205
Total	$ 297,794

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

Note 9. Property, Equipment, Software and Leases

Property, Equipment and Software

The table below presents our major classes of depreciable and amortizable assets by function:

	Gross Balance		Accumulated Depreciation/ Amortization		Carrying Value	
December 31, 2024						
Software[1]	$	400,334	$	(150,178)	$	250,156
Leasehold improvements		38,625		(23,684)		14,941
Computer hardware		30,641		(21,455)		9,186
Furniture and fixtures		15,997		(12,012)		3,985
Finance lease ROU assets[2]		15,978		(9,362)		6,616
Building and land		3,199		(214)		2,985
Total	$	504,774	$	(216,905)	$	287,869
December 31, 2023						
Software[1]	$	292,445	$	(117,003)	$	175,442
Leasehold improvements		39,046		(20,467)		18,579
Computer hardware		24,899		(19,000)		5,899
Furniture and fixtures		16,825		(10,797)		6,028
Finance lease ROU assets[2]		15,100		(7,191)		7,909
Building and land		3,192		(141)		3,051
Total	$	391,507	$	(174,599)	$	216,908

_____

[1] Software primarily includes internally-developed software related to significant developments and enhancements for our products. During the years ended December 31, 2024, 2023 and 2022, we capitalized $39,907, $31,126 and $22,577, respectively, of share-based compensation related to internally-developed software, and recognized associated amortization expense of $24,673, $16,074 and $6,223 , respectively.

[2] Finance lease ROU assets include our rights to certain physical signage. See below for additional information on our leases.

For the years ended December 31, 2024, 2023 and 2022, total depreciation and amortization expense associated with property, equipment and software, inclusive of the amortization of capitalized share-based compensation, was $128,004, $96,497 and $59,081, respectively.

For the years ended December 31, 2024, 2023 and 2022, we recognized no property, equipment and software abandonment and no impairments, and had immaterial losses on disposals.

Leases and Occupancy

Leases

We primarily lease our office premises under multi-year, non-cancelable operating leases. Our operating leases have terms expiring from 2025 to 2040, exclusive of renewal option periods. Our office leases contain renewal option periods ranging from one to ten years from the expiration dates. These options were not recognized as part of our ROU assets and operating lease liabilities, as we did not conclude at the commencement date of the leases that we were reasonably certain to exercise these options. However, in our normal course of business, we expect our office leases to be renewed, amended or replaced by other leases. Our finance leases have terms expiring from 2029 to 2040.

Our operating and finance leases include leases associated with various naming and sponsorship rights agreements that commenced in September 2020 and December 2024.

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

Operating leases that commenced in September 2020 included our rights to use two multi-purpose stadium suites, for which we elected the practical expedient to not bifurcate the lease component from the non-lease components, and our rights to certain event space within the stadium and performance venue on a rent-free basis, for which we applied the short-term lease exemption practical expedient. Finance leases that commenced in September 2020 included our rights to certain physical signage within the stadium. The agreement associated with the shopping district commenced in 2023. We bifurcated lease components from non-lease components of certain of the arrangements, the latter of which represent sponsorship and advertising opportunities rather than the rights to physical assets that we control.

Operating leases that commenced in December 2024 included our rights to one multi-purpose suite and use of certain event space within the facility, for which we elected the practical expedient to not bifurcate the lease component from the non-lease components. Finance leases that commenced in December 2024 included our rights to certain physical signage within the facility. We bifurcated lease components from non-lease components of certain of the arrangements, the latter of which represent sponsorship and advertising opportunities rather than the rights to physical assets that we control.

We recognize the non-lease components within *noninterest expense—sales and marketing* in the consolidated statements of operations and comprehensive income (loss).

The components of lease expense and supplemental cash flow and non-cash information related to our leases were as follows.

	Year Ended December 31,		
	2024	2023	2022
Operating lease cost	$ 21,445	$ 21,905	$ 20,805
Finance lease cost – amortization of ROU assets	2,171	2,157	2,157
Finance lease cost – interest expense on lease liabilities	438	452	469
Short-term lease cost	1,391	1,718	2,031
Variable lease cost[1]	3,435	3,509	3,483
Sublease income	(1,381)	(1,034)	—
Total lease cost	$ 27,499	$ 28,707	$ 28,945
Cash paid for amounts included in the measurement of lease liabilities			
Operating cash outflows from operating leases	$ 24,848	$ 26,997	$ 21,682
Operating cash outflows from finance leases	438	452	469
Financing cash outflows from finance leases	530	509	488
Supplemental non-cash information			
Non-cash operating lease ROU assets obtained in exchange for lease liabilities[2]	$ 2,950	$ 8,553	$ (3,885)
Non-cash finance lease ROU assets obtained in exchange for lease liabilities	878	—	—

_____

(1) Variable lease cost includes non-lease components classified as lease costs, such as common area maintenance fees, property taxes and utilities, that vary in amount for reasons other than the passage of time. We elected the practical expedient to not bifurcate the lease component from the non-lease components.

(2) For the year ended December 31, 2024 we had no operating lease ROU assets obtained through acquisitions. For the years ended December 31, 2023 and 2022 includes $6,995 and $764, respectively, of operating lease ROU assets obtained through acquisitions. Also includes impacts from lease modifications.

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

Supplemental balance sheet information related to our leases was as follows:

	December 31,			
	2024		**2023**	
Operating Leases				
ROU assets	$	81,219	$	89,635
Operating lease liabilities		97,389		108,649
Weighted average remaining lease term (in years)		6.1		6.9
Weighted average discount rate		5.8%		5.7%
Finance Leases				
ROU assets[1]	$	6,616	$	7,909
Finance lease liabilities[2]		13,520		13,172
Weighted average remaining lease term (in years)		14.6		16.3
Weighted average discount rate		3.5%		3.4%

_____

(1)   Finance lease ROU assets are presented within *property, equipment and software* in the consolidated balance sheets.

(2)   Finance lease liabilities are presented within *accounts payable, accruals and other liabilities* in the consolidated balance sheets.

As of December 31, 2024, future maturities of lease liabilities and a reconciliation of the total undiscounted cash flows to the lease liabilities in the consolidated balance sheets were as follows:

	Operating Leases		Finance Leases	
2025	$	25,473	$	1,223
2026		24,059		1,251
2027		17,745		1,256
2028		16,271		1,269
2029		13,011		1,281
Thereafter		20,852		10,871
Total		117,411		17,151
Less: imputed interest		(20,022)		(3,631)
Lease liabilities	$	97,389	$	13,520

Occupancy

Occupancy-related costs, which primarily relate to the operations of our leased office spaces, were $32,810, $31,946, and $33,170 for the years ended December 31, 2024, 2023 and 2022, respectively. Occupancy-related expenses are presented within the following categories of expenses within *noninterest expense*: (i) *technology and product development*, (ii) *sales and marketing*, (iii) *cost of operations*, and (iv) *general and administrative* in the consolidated statements of operations and comprehensive income (loss).

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

Note 10. Other Assets and Other Liabilities

The following table presents the components of *other assets*:

	December 31,	
	2024	2023
Accounts receivable, net[1]	$ 587,496	$ 169,852
Derivative financial instruments[2]	290,714	6,916
Prepaid expenses and capitalized contract costs[3]	276,931	112,748
Deferred tax assets, net[4]	267,220	—
Restricted investments[5]	109,417	83,551
Credit default swap[6]	91,206	103,204
Investments in equity securities[7]	29,500	22,920
Digital assets safeguarding asset[8]	—	9,292
Other	62,185	45,883
Other assets	$ 1,714,669	$ 554,366

_____

(1) Includes accounts receivable, net of allowance for credit losses, associated with revenue from contracts with customers, deposit-related receivables and other receivables. See *Note 5. Allowance for Credit Losses* for information on the allowance for credit losses on accounts receivable.

(2) See *Note 14. Derivative Financial Instruments* and *Note 15. Fair Value Measurements* for additional information on derivative financial instruments.

(3) Includes capitalized incremental costs of obtaining certain contracts of $213,417 and $60,729 as of December 31, 2024 and December 31, 2023, respectively, During the year ended December 31, 2024, we recognized associated amortization expense of $23,872. See *Note 3. Revenue* for additional information.

(4) As of the December 31, 2024 the Company's net deferred tax asset position primarily reflected the release of the majority of its valuation allowance during the year. See *Note 17. Income Taxes* for additional information.

(5) Includes investments in FRB stock and FHLB stock, which are restricted investment securities that are not marketable. These investments are carried at cost and assessed for impairment.

(6) We entered into a credit default swap related to our student loans which meets the definition of a financial guarantee and is excluded from derivative accounting treatment. We apply the insurance contract claim method by deferring the full estimated amount of premiums paid and payable at inception.

(7) As of December 31, 2024 and December 31, 2023, primarily included an investment that was entered into in 2021 and recorded as an equity method investment until January 2022 in conjunction with relinquishing our seat on the investee's board of directors. Our equity method investment income for the year ended December 31, 2024 and December 31, 2023 was immaterial and we did not receive any distributions.

(8) See *Note 1. Organization, Summary of Significant Accounting Policies and New Accounting Standards* and *Note 15. Fair Value Measurements* for additional information on the digital assets safeguarding asset.

The following table presents the components of *accounts payable, accruals and other liabilities*:

	December 31,	
	2024	2023
Accrued expenses[1]	$ 265,316	$ 202,259
Accounts payable	106,343	93,301
Credit default swap[2]	91,206	103,204
Accrued interest	26,441	66,614
Finance lease liability[3]	13,520	13,172
Deferred revenue[4]	7,474	5,718
Deferred tax liabilities, net[5]	20,164	40,229
Digital assets safeguarding liability[6]	—	9,292
Derivative financial instruments[7]	—	4,604
Other	26,459	11,355
Accounts payable, accruals and other liabilities	$ 556,923	$ 549,748

_____

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

(1) Includes accrued compensation and compensation-related expenses, accrued taxes and other accrued expenses.

(2) See footnote (6) to the table above.

(3) See *Note 9. Property, Equipment, Software and Leases* for additional information on finance leases.

(4) See *Note 3. Revenue* for additional information on deferred revenue.

(5) See *Note 17. Income Taxes* for additional information on income taxes.

(6) See *Note 1. Organization, Summary of Significant Accounting Policies and New Accounting Standards* and *Note 15. Fair Value Measurements* for additional information on the digital assets safeguarding liability.

(7) See *Note 14. Derivative Financial Instruments* and *Note 15. Fair Value Measurements* for additional information on derivative financial instruments.

Note 11. Deposits

We offer deposit accounts (referred to as "checking and savings" accounts within SoFi Money) to our members through SoFi Bank, which include interest-bearing deposits and noninterest-bearing deposits.

The following table presents detail of our deposits:

	December 31,	
	2024	**2023**
Savings deposits	$ 22,838,858	$ 12,902,033
Demand deposits[1]	2,205,377	2,663,335
Time deposits[1][2]	817,165	3,003,625
Total interest-bearing deposits	25,861,400	18,568,993
Noninterest-bearing deposits	116,804	51,670
Total deposits	$ 25,978,204	$ 18,620,663

_____

(1) As of December 31, 2024, includes brokered deposits of $772,914 consisting of time deposits. As of December 31, 2023, includes brokered deposits of $3,160,414, of which $2,971,462 and $188,952 are time deposits and demand deposits, respectively.

(2) As of December 31, 2024 and December 31, 2023, the amount of time deposits that exceeded the insured limit (referred to as "uninsured deposits") totaled $20,305 and $21,268, respectively.

As of December 31, 2024, future maturities of our total time deposits were as follows:

2025	$ 814,691
2026	2,199
2027	—
2028	161
2029	114
Thereafter	—
Total	$ 817,165

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

Note 12. Debt

The following table summarizes the components of our debt:

	December 31, 2024						December 31, 2023
Borrowing Description	Total Collateral[(1)]	Stated Interest Rate[(2)]	Weighted Average Effective Interest Rate[(3)]	Termination/Maturity[(4)]	Total Capacity	Total Outstanding[(5)]	Total Outstanding
Debt Facilities							
Personal loan warehouse facilities	$ 238,263	5.09% – 6.49%	5.73%	January 2025 – November 2027	$ 2,968,750	$ 205,367	$ 1,077,444
Student loan warehouse facilities	1,269,479	4.99% – 6.24%	5.59%	May 2025 – January 2027	3,730,000	1,044,682	2,095,046
Risk retention warehouse facilities[(6)]	18,423	5.99% – 5.99%	7.20%	October 2027 – October 2027	100,000	6,834	67,038
Revolving credit facility[(7)]		5.93%	6.02%	April 2028	645,000	486,000	486,000
Other Debt							
Convertible senior notes, due 2026[(8)]		—%	0.43%	October 2026		428,022	1,111,972
Convertible senior notes, due 2029[(9)]		1.25%	1.75%	March 2029		862,500	—
Other financing[(10)]	193,835				220,391	—	—
Securitizations							
Personal loan securitizations	170,588	2.04% – 2.04%	5.71%	September 2030 – May 2031		14,377	239,340
Student loan securitizations	78,622	3.09% – 3.73%	3.64%	August 2048 – August 2048		66,501	182,744
Total, before unamortized debt issuance costs, premiums and discounts						$ 3,114,283	$ 5,259,584
Less: unamortized debt issuance costs, premiums and discounts[(11)]						(21,591)	(26,168)
Total debt						$ 3,092,692	$ 5,233,416

(1) As of December 31, 2024, represents the total of the unpaid principal balances within each debt category, with the exception of the risk retention warehouse facilities, which include securitization-related investments carried at fair value. In addition, certain securitization interests that eliminate in consolidation are pledged to risk retention warehouse facilities. Collateral balances relative to debt balances may vary period to period due to the timing of the next scheduled payment to the warehouse facility.

(2) For variable-rate debt, the ranges of stated interest rates are based on the interest rates in effect as of December 31, 2024. The interest on our variable-rate debt is typically designed as a reference rate plus a spread. Reference rates as of December 31, 2024 included overnight SOFR, one-month SOFR and commercial paper rates determined by the facility lenders. As debt arrangements are renewed, the reference rate and/or spread are subject to change. Unused commitment fees ranging from 0 to 40 bps on our various warehouse facilities are recognized within *noninterest expense—general and administrative* in our consolidated statements of operations and comprehensive income (loss).

(3) Weighted average effective interest rates are calculated based on the interest rates in effect as of December 31, 2024 and include the amortization of debt issuance costs.

(4) For securitization debt, the maturity of the notes issued by the various trusts occurs upon either the maturity of the loan collateral or full payment of the loan collateral held in the trusts. Our maturity date represents the legal maturity of the last class of maturing notes. Securitization debt matures as loan collateral payments are made.

(5) There were $17.3 million of debt discounts issued during the year ended December 31, 2024.

(6) For risk retention warehouse facilities, we only state capacity amounts for facilities wherein we can pledge additional asset-backed bonds and residual investments as of the balance sheet date.

(7) As of December 31, 2024, $12.3 million of the revolving credit facility total capacity was not available for general borrowing purposes because it was utilized to secure letters of credit. Refer to our letter of credit disclosures in *Note 18. Commitments, Guarantees, Concentrations and Contingencies* for more details. Additionally, the interest rate presented is the interest rate on standard withdrawals on our revolving credit facility, while same-day withdrawals incur interest based on the prime rate.

(8) The original issue discount and debt issuance costs related to the convertible senior notes due 2026 are amortized into *interest expense—corporate borrowings* in the consolidated statements of operations and comprehensive income (loss) using the effective interest method over the contractual term of the notes. For the years ended December 31, 2024, 2023 and 2022, total interest expense on the convertible notes was $2.7 million, $5.1 million and $5.1 million, respectively, and the effective interest rate was 0.43%, 0.43% and 0.42%, respectively, related to amortization of debt discount and issuance

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

costs. As of December 31, 2024 and December 31, 2023, unamortized debt discount and issuance costs were $3.3 million and $13.3 million, respectively, and the net carrying amount was $424.7 million and $1.1 billion, respectively.

(9)   The original issue discount and debt issuance costs related to the convertible senior notes due 2029 are amortized into *interest expense—corporate borrowings* in the consolidated statements of operations and comprehensive income (loss) using the effective interest method over the contractual term of the notes. For the year ended December 31, 2024, total interest expense on the convertible notes was $12.3 million, which was composed of $8.7 million of contractual interest expense and $3.6 million of amortization of discounts and issuance costs; and the effective interest rate was 1.75%. As of December 31, 2024, unamortized debt discount and issuance costs were $18.3 million, and the net carrying amount was $844.2 million.

(10)   Includes $51.2 million of loans and $142.6 million of investment securities pledged as collateral to secure $170.4 million of available borrowing capacity with the FHLB, of which $25.2 million was not available as it was utilized to secure letters of credit. Refer to our letter of credit disclosures in *Note 18. Commitments, Guarantees, Concentrations and Contingencies* for more details. Also includes unsecured available borrowing capacity of $50.0 million with correspondent banks.

(11)   As of December 31, 2024, $1.5 million of unamortized debt issuance costs related to revolving debt are reported in other assets in the consolidated balance sheets. As of December 31, 2023, both revolving and non-revolving unamortized debt issuance costs were presented as a reduction to debt in the consolidated balance sheets.

The total accrued interest payable on borrowings of $7.5 million and $11.2 million as of December 31, 2024 and 2023, respectively, was presented within *accounts payable, accruals and other liabilities* in the consolidated balance sheets.

Convertible Senior Notes

Convertible Senior Notes, Due 2026

In October 2021, we issued $1.2 billion aggregate principal amount of convertible notes, pursuant to an indenture, dated October 4, 2021, between the Company and U.S. Bank National Association, as trustee ("2026 convertible notes"). The 2026 convertible notes are unsecured, unsubordinated obligations. The 2026 convertible notes do not bear regular interest. The 2026 convertible notes will mature on October 15, 2026, unless earlier repurchased, redeemed or converted.

The net proceeds from the offering were $1.176 billion, after deducting the 2% initial purchasers' discount of $24 million, and before the cost of the Capped Call Transactions, as described below, and offering expenses payable by the Company. The debt issuance costs of $1.7 million included third-party legal and accounting fees. The original issue discount and debt issuance costs are amortized into *interest expense—corporate borrowings* in the consolidated statements of operations and comprehensive income (loss) using the effective interest method over the contractual term of the convertible notes.

In December 2023, the Company entered into separate, privately negotiated repurchase agreements with a limited number of holders of the 2026 convertible notes to repurchase $88.0 million aggregate principal amount of the 2026 convertible notes, which were settled through the issuance of 9,490,000 shares of common stock.

In March 2024, the Company entered into separate, privately negotiated repurchase agreements with a limited number of holders of the 2026 convertible notes to repurchase $600.0 million aggregate principal amount of the 2026 convertible notes, which were settled through the issuance of 72,621,879 shares of common stock. In August 2024, the Company entered into separate, privately negotiated repurchase agreements with a limited number of holders of the 2026 convertible notes to repurchase $84.0 million aggregate principal amount of the 2026 convertible notes, which were settled through the issuance of 10,591,795 shares of common stock. Following these repurchases, $428.0 million aggregate principal amount of the 2026 convertible notes remain outstanding. As of December 31, 2024, the 2026 convertible notes are potentially convertible into 19,096,202 shares of common stock.

These transactions were determined to be an extinguishment of debt. The difference between the consideration used to repurchase the convertible notes and the carrying value of the convertible notes, less retirement of discount and issuance costs, resulted in a gain on extinguishment of $62.5 million and $14.6 million recorded within *noninterest income—other* in the consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2024 and 2023, respectively.

We used a portion of the net proceeds from the October 2021 offering to fund the cost of entering into the 2026 capped call transactions. In connection with the March 2024 repurchase agreements, the Company entered into unwind agreements to terminate a portion of the 2026 capped call transactions. Refer to *Note 13. Equity* for additional detail.

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

Conversion

The convertible notes are convertible by the noteholders prior to the close of business on the business day immediately preceding April 15, 2026 if certain conditions related to the notes trading price or Company's share price are met, there are certain corporate events or distributions of the Company's stock, or the Company calls the notes for redemption, each as set forth in the indenture. On and after April 15, 2026 until the close of business on the second scheduled trading day immediately preceding the maturity date, the convertible notes are freely convertible by the noteholders. The conversion rate is 44.6150 shares of our common stock per $1,000 principal amount of convertible notes, which represents an initial conversion price of approximately $22.41 per share of our common stock.

Settlement

We will settle conversions by paying or delivering, at our election, cash, shares of our common stock or a combination of cash and shares of our common stock, based on the applicable conversion rate(s). If we elect to deliver cash or a combination of cash and shares of our common stock, then the consideration due upon conversion will be determined over an observation period consisting of 30 "VWAP Trading Days" (as defined in the indenture). The conversion rate and conversion price will be subject to customary adjustments upon the occurrence of certain events. In addition, if certain corporate events that constitute a "Make-Whole Fundamental Change" (as defined in the indenture) occur, then the conversion rate will, in certain circumstances, be increased for a specified period of time.

Redemption

The convertible notes will also be redeemable, in whole or in part, at our option at any time, and from time to time, on or after October 15, 2024 through the 30th scheduled trading day immediately before the maturity date, at a cash redemption price equal to the principal amount of the convertible notes to be redeemed, plus accrued interest, if any, thereon to, but excluding, the redemption date, but only if certain liquidity conditions described in the indenture are satisfied and certain conditions are met with respect to the last reported sale price per share of our common stock prior to conversion. In addition, calling any note for redemption will also constitute a Make-Whole Fundamental Change with respect to that note, in which case the conversion rate applicable to the conversion of that note will be increased in certain circumstances if it is converted after it is called for redemption.

Convertible Senior Notes, Due 2029

In March 2024, we issued $862.5 million aggregate principal amount of convertible notes, pursuant to an indenture, dated March 8, 2024, between the Company and U.S. Bank National Association, as trustee ("2029 convertible notes"). The 2029 convertible notes are unsecured, unsubordinated obligations. The 2029 convertible notes will pay interest at a rate of 1.25%, payable semi-annually beginning in September 2024. The 2029 convertible notes will mature on March 15, 2029, unless earlier repurchased, redeemed or converted.

The net proceeds from the offering were $845.3 million, after deducting the 2% initial purchasers' discount of $17.3 million, and before the cost of the 2029 capped call transactions, as described below, and offering expenses payable by the Company. The debt issuance costs of $4.6 million included third-party legal and accounting fees. The original issue discount and debt issuance costs are amortized into *interest expense—corporate borrowings* in the consolidated statements of operations and comprehensive income (loss) using the effective interest method over the contractual term of the 2029 convertible notes.

We used a portion of the net proceeds from the March 2024 offering to fund the cost of entering into 2029 capped call transactions, as described in *Note 13. Equity*. The remainder of the net proceeds from the offering, together with cash on hand, were used (i) to pay expenses relating to this offering, (ii) to redeem Series 1 Preferred Stock and (iii) for general corporate purposes.

Conversion

The 2029 convertible notes are convertible by the noteholders prior to the close of business on the business day immediately preceding September 15, 2028 if certain conditions related to the notes trading price or Company's share price are met, upon the occurrence of certain corporate events or distributions of the Company's stock, or the Company calls the notes for redemption, each as set forth in the indenture. On and after September 15, 2028 until the close of business on the second scheduled trading day immediately preceding the maturity date, the 2029 convertible notes are freely convertible by the

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

noteholders. The conversion rate is 105.8089 shares of our common stock per $1,000 principal amount of 2029 convertible notes, which represents an initial conversion price of approximately $9.45 per share of our common stock.

During the three months ended December 31, 2024, a conditional conversion feature of the 2029 convertible notes was met. Specifically, the last reported sale price of the Company's common stock was more than or equal to 130% of the conversion price for at least 20 trading days in the period of 30 consecutive trading days. As a result of this condition being met, the 2029 convertible notes are convertible, in whole or in part, at the option of the holders from January 1, 2025 to March 31, 2025. Through February 24, 2025, no holder has elected to convert their notes. Whether the 2029 convertible notes will be convertible following March 31, 2025 will depend on the continued satisfaction of this conversion condition or another conversion condition in the future.

Settlement

We will settle conversions of the 2029 convertible notes by paying or delivering, cash, and if applicable, shares of our common stock for the amount in excess of the cash redemption price, based on the applicable conversion rate. Consideration due upon conversion will be determined over an observation period consisting of 30 "VWAP Trading Days" (as defined in the indenture). The conversion rate and conversion price will be subject to customary adjustments upon the occurrence of certain events. In addition, if certain corporate events that constitute a "Make-Whole Fundamental Change" (as defined in the indenture) occur, then the conversion rate will, in certain circumstances, be increased for a specified period of time.

Redemption

The 2029 convertible notes will also be redeemable, in whole or in part, at our option at any time, and from time to time, on or after March 15, 2027 through the 30th scheduled trading day immediately before the maturity date, at a cash redemption price equal to the principal amount of the 2029 convertible notes to be redeemed, plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date, but only if certain liquidity conditions described in the indenture are satisfied and certain conditions are met with respect to the last reported sale price per share of our common stock prior to conversion. In addition, calling any note for redemption will also constitute a Make-Whole Fundamental Change with respect to that 2029 convertible note, in which case the conversion rate applicable to the conversion of that 2029 convertible note will be increased in certain circumstances if it is converted after it is called for redemption.

See *Note 1. Organization, Summary of Significant Accounting Policies and New Accounting Standards* for our accounting policy as it relates to the convertible notes.

Material Changes to Debt Arrangements

On April 28, 2023, we entered into an Amended and Restated Revolving Credit Agreement ("Amended and Restated Credit Agreement"), which amended and restated the Revolving Credit Agreement ("Original Credit Agreement"), dated as of September 27, 2018, among Social Finance, Inc., the lenders party thereto, the issuing banks party thereto and Goldman Sachs Bank USA, as administrative agent. The Amended and Restated Credit Agreement amended and restated the Original Credit Agreement to, among other things, (i) increase the initial aggregate commitment to $645 million, (ii) extend the maturity date of the revolving credit facility to the date that is five years after the closing date, (iii) change the borrower entity under the revolving credit facility to SoFi Technologies, Inc., (iv) replace LIBOR as the term benchmark rate applicable to revolving loans denominated in U.S. dollars with a benchmark rate equal to Term SOFR plus a credit spread adjustment of 0.10%, and (v) effect certain other changes. The Amended and Restated Credit Agreement also contains financial covenants that require the Company to maintain a certain amount of unrestricted cash and cash equivalents and to meet certain risk-based capital ratios and a leverage ratio.

During the year ended December 31, 2024, we closed seven warehouse facilities which had an aggregate maximum available capacity of $2.0 billion, and closed two risk retention warehouse facilities. One warehouse facility matured and one risk retention warehouse facility matured. We did not open any warehouse facilities.

Our warehouse and securitization debt is secured by a continuing lien and security interest in the loans financed by the proceeds. Within each of our debt facilities, we must comply with certain operating and financial covenants. These financial covenants include, but are not limited to, maintaining: (i) a certain minimum tangible net worth, (ii) minimum unrestricted cash and cash equivalents, (iii) a maximum leverage ratio of total debt to tangible net worth, and (iv) minimum risk-based capital and leverage ratios. Our debt covenants can lead to restricted cash classifications in our consolidated balance sheets. Our

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

subsidiaries are restricted in the amount that can be distributed to the parent company only to the extent that such distributions would cause the financial covenants to not be met. We were in compliance with all financial covenants.

We act as a guarantor for our wholly-owned subsidiaries in several arrangements in the case of default. As of December 31, 2024, we have not identified any risks of nonpayment by our wholly-owned subsidiaries.

Maturities of Borrowings

Future maturities of our outstanding debt with scheduled payments, which included our revolving credit facility and convertible notes, were as follows:

	December 31, 2024
2025	$ —
2026	428,022
2027	—
2028	486,000
2029	862,500
Thereafter	—
Total	$ 1,776,522

Note 13. Equity

Temporary Equity

Pursuant to SoFi Technologies' Certificate of Incorporation dated May 28, 2021, the Company is authorized to issue 100,000,000 shares of preferred stock having a par value of $0.0001 per share ("SoFi Technologies Preferred Stock") and 100,000,000 shares of redeemable preferred stock having a par value of $0.0000025 per share ("SoFi Technologies Redeemable Preferred Stock"). The Company's Board of Directors has the authority to issue SoFi Technologies Preferred Stock and SoFi Technologies Redeemable Preferred Stock and to determine the rights, preferences, privileges and restrictions, including voting rights, of those shares. The authorized shares of SoFi Technologies Redeemable Preferred Stock is inclusive of 4,500,000 shares of Series 1 redeemable preferred stock ("Series 1 Redeemable Preferred Stock"), which reflect the conversion on a one-for-one basis of shares of Social Finance Series 1 preferred stock in conjunction with the Business Combination. Shares of SoFi Technologies Series 1 Redeemable Preferred Stock that are redeemed, purchased or otherwise acquired by the Company will be canceled and may not be reissued by the Company. The Series 1 Redeemable Preferred Stock remained classified as temporary equity through redemption in May 2024 because the Series 1 Redeemable Preferred Stock was not fully controlled by the issuer, SoFi Technologies.

In May 2024, the Company redeemed all of the 3,234,000 shares of Series 1 Redeemable Preferred Stock outstanding for a total redemption price of $339,903 or $105.1027 per share. The total redemption price included: (i) a reduction to redeemable preferred stock of $320,374 for the carrying value of redeemable preferred stock at the time of exercise, (ii) a reduction to additional paid-in capital of $3,026 for the amount paid upon redemption over the carrying value of the redeemable preferred stock, and (iii) payment for accrued but unpaid dividends at the time of redemption of $16,503.

As of December 31, 2024, the Company has no shares of Series 1 Redeemable Preferred Stock outstanding.

During the years ended December 31, 2024, 2023 and 2022, the Series 1 preferred stockholders were entitled to dividends of $16,503, $40,425 and $40,425, respectively.

Permanent Equity

On June 1, 2021, the Company's common stock began trading on the Nasdaq Global Select Market under the ticker symbol "SOFI". Pursuant to SoFi Technologies' Certificate of Incorporation, the Company is authorized to issue 3,000,000,000 shares of common stock, with a par value of $0.0001 per share, and 100,000,000 shares of non-voting common stock, with a

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

par value of $0.0001 per share. As of December 31, 2024, the Company had 1,095,357,781 shares of common stock and no shares of non-voting common stock issued and outstanding.

The Company reserved the following common stock for future issuance:

	December 31,	
	2024	**2023**
Outstanding stock options, restricted stock units and performance stock units	89,282,474	99,016,409
Possible future issuance under stock plans	81,764,571	45,384,011
Conversion of convertible notes[(1)]	19,096,202	49,610,631
Outstanding common stock warrants[(2)]	—	12,170,990
Total common stock reserved for future issuance	190,143,247	206,182,041

---

(1) Represents the number of common stock issuable upon conversion of all convertible notes at the conversion rate in effect at the balance sheet date. As of December 31, 2024, the 2026 convertible notes are potentially convertible into 19,096,202 shares of common stock, and the 2029 convertible notes were not convertible. See *Note 12. Debt* for additional information.

(2) All remaining unexercised common stock warrants expired in May 2024. As of December 31, 2024, the Company has no outstanding common stock warrants.

Dividends

Common stockholders and non-voting common stockholders are entitled to dividends when and if declared by the Board of Directors and subject to government regulation over banks and bank holding companies, as discussed further in *Note 21. Regulatory Capital*. There were no dividends declared or paid to common stockholders during the years ended December 31, 2024, 2023 and 2022.

Voting Rights

Each holder of common stock has the right to one vote per share of common stock and is entitled to notice of any stockholder meeting. Non-voting common stock does not have any voting rights or other powers.

Capped Call Transactions

Capped Call Transactions, Due 2026

During 2021, we entered into privately negotiated capped call transactions ("2026 capped call transactions") for a total cost of $113.8 million. In connection with the March 2024 repurchase agreements of a portion of 2026 convertible notes, the Company entered into unwind agreements to terminate a portion of the 2026 capped call transactions up to the notional amount corresponding to the amount of 2026 convertible notes exchanged of $600.0 million.

The 2026 capped call transactions initially cover, subject to customary anti-dilution adjustments, the number of shares of our common stock that initially underlie the 2026 convertible notes. The 2026 capped call transactions are expected generally to reduce the potential dilutive effect on the common stock upon any conversion of 2026 convertible notes and/or offset any potential cash payments we are required to make in excess of the principal amount of converted 2026 convertible notes, as the case may be, with such reduction and/or offset subject to a cap, subject to certain adjustments under the terms of the 2026 capped call transactions. The 2026 capped call transactions allow the Company to purchase shares of our common stock at a strike price equal to the initial conversion price of approximately $22.41 per share, and are subject to a cap of $32.02 per share, subject to certain adjustments under the terms of the 2026 capped call transactions. 2026 capped call transactions are subject to automatic exercise if they are in-the-money as of certain expiration dates during September and October 2026. Settlement is subject to acceleration pursuant to the occurrence of certain corporate events, as well as postponement no later than January 12, 2027.

Capped Call Transactions, Due 2029

During 2024, we entered into privately negotiated capped call transactions ("2029 capped call transactions") for a total cost of $90.6 million. The 2029 capped call transactions initially cover, subject to customary anti-dilution adjustments, the number of shares of our common stock that initially underlie the 2029 convertible notes. The 2029 capped call transactions are

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

expected generally to reduce the potential dilutive effect on the common stock upon any conversion of 2029 convertible notes and/or offset any potential cash payments we are required to make in excess of the principal amount of converted 2029 convertible notes, as the case may be, with such reduction and/or offset subject to a cap, subject to certain adjustments under the terms of the 2029 capped call transactions. The 2029 capped call transactions allow the Company to purchase shares of our common stock at a strike price equal to the initial conversion price of approximately $9.45 per share, and are subject to a cap of $14.54 per share, subject to certain adjustments under the terms of the 2029 capped call transactions. 2029 capped call transactions are subject to automatic exercise if they are in-the-money as of certain expiration dates during 2029. Settlement is subject to acceleration pursuant to the occurrence of certain corporate events, as well as postponement no later than June 6, 2029.

See *Note 1. Organization, Summary of Significant Accounting Policies and New Accounting Standards* for our accounting policy as it relates to our capped call transactions.

Accumulated Other Comprehensive Income (Loss)

AOCI primarily consists of accumulated net unrealized gains or losses associated with our investments in AFS debt securities and foreign currency translation adjustments. The following table presents the rollforward of AOCI, inclusive of the changes in the components of other comprehensive income (loss):

	AFS Debt Securities	Foreign Currency Translation Adjustments	Total
Balance at January 1, 2022	$ (1,351)	$ (120)	$ (1,471)
Other comprehensive income (loss) before reclassifications[1]	(7,545)	435	(7,110)
Amounts reclassified from AOCI into earnings	285	—	285
Net current-period other comprehensive income (loss)[2]	(7,260)	435	(6,825)
Balance at December 31, 2022	$ (8,611)	$ 315	$ (8,296)
Other comprehensive income before reclassifications[1]	6,238	677	6,915
Amounts reclassified from AOCI into earnings	172	—	172
Net current-period other comprehensive income[2]	6,410	677	7,087
Balance at December 31, 2023	$ (2,201)	$ 992	$ (1,209)
Other comprehensive income (loss) before reclassifications[1]	(7,324)	2	(7,322)
Amounts reclassified from AOCI into earnings	166	—	166
Net current-period other comprehensive income (loss)[2]	(7,158)	2	(7,156)
Balance at December 31, 2024	$ (9,359)	$ 994	$ (8,365)

(1)   Gross realized gains and losses from sales of our investments in AFS debt securities that were reclassified from AOCI to earnings are recorded within *noninterest income—other* in the consolidated statements of operations and comprehensive income (loss). There were no reclassifications related to foreign currency translation adjustments during the years ended December 31, 2024, 2023 and 2022.

(2)   There were no material tax impacts during any of the years presented.

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

Note 14. Derivative Financial Instruments

The following table presents the gains (losses) recognized on our derivative instruments:

	Year Ended December 31,		
	2024	**2023**	**2022**
Interest rate swaps[1]	$ 324,980	$ (8,782)	$ 302,002
Interest rate caps[1]	(3,263)	(5,910)	8,680
Home loan pipeline hedges[1]	4,715	2,558	44,152
Derivative contracts to manage future loan sale execution risk	326,432	(12,134)	354,834
Interest rate swaps[2]	5,045	876	15,064
IRLCs[1]	(928)	1,576	(3,543)
Interest rate caps[1]	3,276	5,975	(8,583)
Credit derivatives[3]	(18,078)	—	—
Purchase price earn-out[1][4]	—	9	1,094
Third party warrants[5]	90	78	(21)
Total	$ 315,837	$ (3,620)	$ 358,845

(1) Recorded within *noninterest income—loan origination, sales, and securitizations* in the consolidated statements of operations and comprehensive income (loss).

(2) Represents gains (losses) on derivative contracts to manage securitization investment interest rate risk, which are recorded within *noninterest income—loan origination, sales, and securitizations* in the consolidated statements of operations and comprehensive income (loss).

(3) Represents gains (losses) on derivative contracts to manage credit risk associated with consumer loans, which are recorded within *noninterest income—loan origination, sales, and securitizations* in the consolidated statements of operations and comprehensive income (loss).

(4) In conjunction with a loan sale agreement, we are entitled to receive payments from the buyer of the loans underlying the agreement if the internal rate of return (as defined in the loan sale agreement) on such loans exceeds a specified hurdle, subject to a dollar cap.

(5) Includes amounts recorded within *noninterest income—other, noninterest expense—cost of operations* and *noninterest expense—general and administrative* in the consolidated statements of operations and comprehensive income (loss), the latter of which represents the amortization of a deferred liability recognized at the initial fair value of the third party warrants acquired, as we are also a customer of the third party.

The following table presents information about derivative instruments subject to enforceable master netting arrangements:

	December 31, 2024		December 31, 2023	
	Gross Derivative Assets	**Gross Derivative Liabilities**	**Gross Derivative Assets**	**Gross Derivative Liabilities**
Interest rate swaps	$ 288,062	$ —	$ 2,208	$ (1,347)
Interest rate caps	—	—	—	(3,276)
Home loan pipeline hedges	928	(43)	1	(1,328)
Total, gross	$ 288,990	$ (43)	$ 2,209	$ (5,951)
Derivative netting	(43)	43	(1,347)	1,347
Total, net[1]	$ 288,947	$ —	$ 862	$ (4,604)

(1) We did not have a cash collateral requirement related to these instruments as of December 31, 2024 and December 31, 2023.

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

The following table presents the notional amount of derivative contracts outstanding:

	December 31,	
	2024	**2023**
Derivative contracts to manage future loan sale execution risk:		
Interest rate swaps	$ 14,829,500	$ 12,491,000
Interest rate caps	—	405,000
Home loan pipeline hedges	228,000	226,000
Interest rate caps[1]	—	405,000
Interest rate swaps[2]	55,500	84,000
IRLCs[3]	216,707	126,388
Total	$ 15,329,707	$ 13,737,388

_____

(1) We sold an interest rate cap that was subject to master netting to offset an interest rate cap purchase made in conjunction with a contract to manage future loan sale execution risk.

(2) Represents interest rate swaps utilized to manage interest rate risk associated with certain of our securitization investments.

(3) Amounts correspond with home loan funding commitments subject to IRLC agreements.

While the notional amounts of derivative instruments give an indication of the volume of our derivative activity, they do not necessarily represent amounts exchanged by parties and are not a direct measure of our financial exposure. See *Note 1. Organization, Summary of Significant Accounting Policies and New Accounting Standards* and *Note 15. Fair Value Measurements* for additional information on our derivative assets and liabilities.

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

Note 15. Fair Value Measurements

Recurring Fair Value Measurements

The following table summarizes, by level within the fair value hierarchy, the estimated fair values of our assets and liabilities measured at fair value on a recurring basis in the consolidated balance sheets:

| | December 31, 2024 | | | | December 31, 2023 | | | |
| | Fair Value | | | | Fair Value | | | |
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets								
Investments in AFS debt securities[1][2]	$ 273,652	$ 1,530,391	$ —	$ 1,804,043	$ 527,711	$ 67,476	$ —	$ 595,187
Asset-backed bonds[2][3]	—	66,252	—	66,252	—	70,828	—	70,828
Residual investments[2][3]	—	—	25,394	25,394	—	—	35,920	35,920
Loans at fair value[4]	—	66,928	26,215,332	26,282,260	—	66,198	22,056,057	22,122,255
Servicing rights	—	—	342,128	342,128	—	—	180,469	180,469
Third party warrants[5][6]	—	—	540	540	—	—	630	630
Derivative assets[5][7][8]	—	288,990	—	288,990	—	2,209	—	2,209
IRLCs[5][9]	—	—	1,227	1,227	—	—	2,155	2,155
Student loan commitments[5][9]	—	—	6,042	6,042	—	—	5,465	5,465
Interest rate caps[5][8]	—	—	—	—	—	3,269	—	3,269
Digital assets safeguarding asset[5][10]	—	—	—	—	—	9,292	—	9,292
Total assets	$ 273,652	$ 1,952,561	$26,590,663	$28,816,876	$ 527,711	$ 219,272	$22,280,696	$23,027,679
Liabilities								
Debt[11]	$ —	$ 80,878	$ —	$ 80,878	$ —	$ 119,641	$ —	$ 119,641
Residual interests classified as debt	—	—	609	609	—	—	7,396	7,396
Derivative liabilities[5][7][8]	—	43	—	43	—	5,951	—	5,951
Digital assets safeguarding liability[5][10]	—	—	—	—	—	9,292	—	9,292
Total liabilities	$ —	$ 80,921	$ 609	$ 81,530	$ —	$ 134,884	$ 7,396	$ 142,280

_____

(1)   The investments in AFS debt securities that were classified as Level 2 rely upon observable inputs other than quoted prices, dealer quotes in markets that are not active and implied pricing derived from new issuances of similar securities. See *Note 6. Investment Securities* for additional information.

(2)   These assets are presented within *investment securities* in the consolidated balance sheets.

(3)   These assets represent the carrying value of our holdings in VIEs wherein we were not deemed the primary beneficiary. See *Note 7. Securitization and Variable Interest Entities* for additional information. We classify asset-backed bonds as Level 2 due to the use of quoted prices for similar assets in markets that are not active, as well as certain factors specific to us. The key inputs used to value the asset-backed bonds include the discount rate and conditional prepayment rate. The fair value of our asset-backed bonds was not materially impacted by default assumptions on the underlying securitization loans, as the subordinate residual interests are expected to absorb all estimated losses based on our default assumptions for the period. We classify the residual investments as Level 3 due to the reliance on significant unobservable valuation inputs.

(4)   Home loans classified as Level 2 have observable pricing sources utilized by management. Personal loans, student loans and home loans classified as Level 3 do not trade in an active market with readily observable prices. Personal loans and home loans are presented within *loans held for sale, at fair value,* and student loans are presented within *loans held for investment, at fair value*. During the year ended December 31, 2023, we transferred $66,198 out of Level 3 into Level 2 relating to home loans due to an update to pricing sources utilized by third-party valuation specialists, as part of the integration of Wyndham.

(5)   These assets and liabilities are presented within *other assets* and *accounts payable, accruals and other liabilities*, respectively, in the consolidated balance sheets.

(6)   The key unobservable assumption used in the fair value measurement of the third party warrants was the price of the stock underlying the warrants. The fair value was measured as the difference between the stock price and the strike price of the warrants. As the strike price was insignificant, we concluded that the impact of time value on the fair value measure was immaterial.

(7)   For certain derivative instruments for which an enforceable master netting agreement exists, we elected to net derivative assets and derivative liabilities by counterparty. These instruments are presented on a gross basis herein. See *Note 1. Organization, Summary of Significant Accounting Policies and New Accounting Standards* and *Note 14. Derivative Financial Instruments* for additional information.

(8)   Home loan pipeline hedges represent TBAs used as economic hedges of loan fair values and are classified as Level 2, as we rely on quoted market prices from similar loan pools that transact in the marketplace. Interest rate swaps and interest rate caps are classified as Level 2, because these financial instruments do not trade in active markets with observable prices, but rely on observable inputs other than quoted prices. As of December 31, 2024 and December 31, 2023, interest rate swaps and interest rate caps were valued using the overnight SOFR curve and the implied volatilities suggested by the

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

SOFR rate curve. These were determined to be observable inputs from active markets. Credit derivatives classified as Level 2 are valued using tradable credit default swap indices, which were determined to be observable inputs from active markets.

(9)   IRLCs and student loan commitments are classified as Level 3 because of our reliance on assumed loan funding probabilities. The assumed probabilities are based on our internal historical experience with home loans and student loans similar to those in the funding pipelines on the measurement date.

(10)   The digital assets safeguarding liability and corresponding safeguarding asset are classified as Level 2, because they do not trade in active markets, and are valued using quoted prices on an active exchange that has been identified as the principal market for the underlying digital assets that are being held by our third-party custodians for the benefit of our members. In the fourth quarter of 2023, we transferred the crypto services provided by SoFi Digital Assets, LLC, and began closing existing digital assets accounts. This process was completed in the first quarter of 2024, subsequent to which we have no digital assets safeguarding liability and safeguarding asset. Refer to *Note 1. Organization, Summary of Significant Accounting Policies and New Accounting Standards* for additional information about our digital assets activities.

(11)   The fair value of our securitization debt was classified as Level 2 and valued using a discounted cash flow model, with key inputs relating to the underlying contractual coupons, terms, discount rate and expectations for defaults and prepayments. As of December 31, 2024 and December 31, 2023, the unpaid principal related to debt measured at fair value was $85,160 and $128,619, respectively. For the years ended December 31, 2024, 2023 and 2022, losses from changes in fair value were $4,696, $2,969 and $586, respectively. The estimated amounts of gains (losses) included in earnings attributable to changes in instrument-specific credit risk, which were derived principally from observable changes in credit spread as observed in the bond market and default assumptions, were immaterial for the years ended December 31, 2024 and 2023.

Level 3 Recurring Fair Value Rollforward

The following tables present the changes in our assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3). During the year ended December 31, 2024, we had no transfers out of Level 3 and no transfers into Level 3. During the year ended December 31, 2023, we had transfers out of Level 3 of $66,198 and no transfers into Level 3.

	Fair Value at January 1, 2024	Impact on Earnings	Purchases	Sales	Issuances	Settlements	Other Changes	Transfers Out of Level 3	Fair Value at December 31, 2024
Assets									
Personal loans	$ 15,330,573	$ (554,796)	$ 168,114	$(4,483,253)	$15,499,773	$(8,415,255)	$ (12,760)	$ —	$ 17,532,396
Student loans	6,725,484	48,209	2,053	(294,187)	3,780,752	(1,672,333)	7,390	—	8,597,368
Home loans	—	2,090	—	—	83,610	(210)	78	—	85,568
Loans at fair value[1]	22,056,057	(504,497)	170,167	(4,777,440)	19,364,135	(10,087,798)	(5,292)	—	26,215,332
Servicing rights[2]	180,469	6,280	6,316	(867)	281,006	(131,076)	—	—	342,128
Residual investments[3]	35,920	1,390	2,668	—	—	(14,584)	—	—	25,394
IRLCs[4]	2,155	8,766	—	—	—	(9,694)	—	—	1,227
Student loan commitments[4]	5,465	16,459	—	—	—	(15,882)	—	—	6,042
Third party warrants[5]	630	(90)	—	—	—	—	—	—	540
Liabilities									
Residual interests classified as debt[3]	(7,396)	(108)	—	—	—	6,895	—	—	(609)
Net impact on earnings		$ (471,800)							

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

	Fair Value at January 1, 2023	Impact on Earnings	Purchases	Sales	Issuances	Settlements	Other Changes	Transfers Out of Level 3	Fair Value at December 31, 2023
Assets									
Personal loans	$ 8,610,434	$ (5,045)	$ 61,951	$ (938,403)	$13,801,065	$(6,197,997)	$ (1,432)	$ —	$ 15,330,573
Student loans	4,877,177	174,005	111,923	(96,678)	2,630,040	(970,690)	(293)	—	6,725,484
Home loans	69,463	6,694	24,783	(1,029,214)	997,492	(3,359)	339	(66,198)	—
Loans at fair value[(1)]	13,557,074	175,654	198,657	(2,064,295)	17,428,597	(7,172,046)	(1,386)	(66,198)	22,056,057
Servicing rights[(2)]	149,854	34,700	2,464	(1,259)	59,119	(64,409)	—	—	180,469
Residual investments[(3)]	46,238	1,375	3,235	(807)	—	(14,121)	—	—	35,920
IRLCs[(4)]	216	5,323	363	—	—	(3,747)	—	—	2,155
Student loan commitments[(4)]	(236)	7,480	—	—	—	(1,779)	—	—	5,465
Third party warrants[(5)]	630	—	—	—	—	—	—	—	630
Purchase price earn out[(6)]	54	9	—	—	—	(63)	—	—	—
Liabilities									
Residual interests classified as debt[(3)]	(17,048)	(425)	(1,203)	—	—	11,280	—	—	(7,396)
Net impact on earnings		$ 224,116							

---

(1) For loans at fair value, purchases reflect unpaid principal balance and relate to previously transferred loans. Purchase activity included elective repurchases of $165.3 million during the year ended December 31, 2024. There were no elective repurchases during the year ended December 31, 2023. Purchase activity included securitization clean-up calls of $39,936 during the year ended December 31, 2023. There were no securitization clean-up calls during the year ended December 31, 2024. The remaining purchases during the periods presented related to standard representations and warranties pursuant to our various loan sale agreements. Issuances represent the principal balance of loans originated during the period. Settlements represent principal payments made on loans during the period. Other changes represent fair value adjustments that impact the balance sheet primarily associated with whole loan strategic repurchases, clean up calls and consolidated securitizations. During the year ended December 31, 2023, we had $66,198 of transfers out of Level 3 related to our home loans related to an update to pricing sources utilized by third-party valuation specialists. Impacts on earnings for loans at fair value are recorded within *interest income—loans and securitizations*, within *noninterest income—loan origination, sales, and securitizations*, and within *noninterest expense—general and administrative* in the consolidated statements of operations and comprehensive income (loss).

(2) For servicing rights, impacts on earnings are recorded within *noninterest income—loan origination, sales, and securitizations* in the consolidated statements of operations and comprehensive income (loss).

(3) For residual investments, sales include the derecognition of investments associated with securitization clean up calls. The estimated amounts of gains and losses for residual investments included in earnings attributable to changes in instrument-specific credit risk were immaterial during the periods presented. For residual investments and residual interests classified as debt, impacts on earnings are recorded within *noninterest income—loan origination, sales, and securitizations* in the consolidated statements of operations and comprehensive income (loss), a portion of which is subsequently reclassified to *interest expense—securitizations and warehouses* for residual interests classified as debt and to *interest income—loans and securitizations* for residual investments, but does not impact the liability or asset balance, respectively.

(4) For IRLCs and student loan commitments, settlements reflect funded and unfunded adjustments representing the unpaid principal balance of funded and unfunded loans during the quarter multiplied by the IRLC or student loan commitment price in effect at the beginning of the quarter. Purchases of IRLCs during the year ended December 31, 2023 were associated with our acquisition of Wyndham. For year-to-date periods, amounts represent the summation of the per-quarter effects. For IRLCs and student loan commitments, impacts on earnings are recorded within *noninterest income—loan origination, sales, and securitizations* in the consolidated statements of operations and comprehensive income (loss).

(5) For third party warrants, impacts on earnings are recorded within *noninterest income—other* in the consolidated statements of operations and comprehensive income (loss).

(6) For purchase price earn out, impacts on earnings are recorded within *noninterest income—loan origination, sales, and securitizations* in the consolidated statements of operations and comprehensive income (loss).

Loans at Fair Value

Gains and losses recognized in earnings include changes in accumulated interest and fair value adjustments on loans originated during the period and on loans held at the balance sheet date, as well as loan charge-offs. Changes in fair value are primarily impacted by valuation assumption changes as well as sales price execution. The estimated amount of gains (losses) included in earnings attributable to changes in instrument-specific credit risk was $73.3 million, $(26.6) million and $(49.5) million during the years ended December 31, 2024, 2023 and 2022, respectively. The gains (losses) attributable to instrument-specific credit risk were estimated by incorporating our current default and loss severity assumptions for the loans. These

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

assumptions are based on historical performance, market trends and performance expectations over the term of the underlying instrument.

Level 3 Significant Inputs

Fair value is defined as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Level 3 fair value measurements include unobservable inputs for assets or liabilities for which there is little or no market data, which requires us to develop our own assumptions. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models, or similar techniques, which incorporate management's own estimates of assumptions that market participants would use in pricing the asset or liability.

Loans

The following key unobservable assumptions were used in the fair value measurement of our loans:

	December 31, 2024		December 31, 2023	
	Range	Weighted Average	Range	Weighted Average
Personal loans				
Conditional prepayment rate	20.9% – 32.2%	26.0%	17.5% – 29.5%	23.2%
Annual default rate	4.4% – 51.2%	4.5%	4.5% – 50.4%	4.8%
Discount rate	5.3% – 7.4%	5.3%	5.5% – 8.1%	5.5%
Student loans				
Conditional prepayment rate	8.6% – 11.9%	11.0%	8.4% – 12.6%	10.5%
Annual default rate	0.4% – 7.1%	0.7%	0.4% – 6.4%	0.6%
Discount rate	4.2% – 8.2%	4.4%	4.1% – 8.1%	4.3%
Home loans[1]				
Conditional prepayment rate	6.7% – 23.6%	14.8%	n/m	n/m
Annual default rate	0.1% – 3.5%	0.6%	n/m	n/m
Discount rate	5.0% – 9.2%	7.5%	n/m	n/m

_____
(1)   As of December 31, 2023, we had no Level 3 home loans.

The key assumptions are defined as follows:

- *Conditional prepayment rate* — The monthly annualized proportion of the principal of a pool of loans that is assumed to be paid off prematurely in each period. An increase in the conditional prepayment rate, in isolation, would result in a decrease in a fair value measurement. The weighted average assumption was weighted based on relative fair value.

- *Annual default rate* — The annualized rate of borrowers who do not make loan payments on time. An increase in the annual default rate, in isolation, would result in a decrease in a fair value measurement. The weighted average assumption was weighted based on relative fair value.

- *Discount rate* — The weighted average rate at which the expected cash flows are discounted to arrive at the net present value of the loans. The discount rate is primarily determined based on an underlying benchmark rate, curve and spread(s), the latter of which is determined based on factors including, but not limited to, weighted average coupon rate, prepayment rate, default rate and resulting expected duration of the assets. An increase in the discount rate, in isolation, would result in a decrease in a fair value measurement. The weighted average assumption was weighted based on relative fair value.

See *Note 4. Loans* for additional loan fair value disclosures.

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

Servicing Rights

Servicing rights for personal loans and student loans do not trade in an active market with readily observable prices. Similarly, home loan servicing rights infrequently trade in an active market. At the time of the underlying loan sale or the assumption of servicing rights, the fair value of servicing rights is determined using a discounted cash flow methodology based on observable and unobservable inputs. Management classifies servicing rights as Level 3 due to the use of significant unobservable inputs in the fair value measurement.

The following key unobservable inputs were used in the fair value measurement of our classes of servicing rights:

	December 31, 2024		December 31, 2023	
	Range	Weighted Average	Range	Weighted Average
Personal loans				
Market servicing costs	0.1% – 1.6%	0.2%	0.1% – 1.8%	0.2%
Conditional prepayment rate	7.5% – 36.7%	25.4%	17.9% – 35.5%	22.4%
Annual default rate	3.0% – 18.0%	4.5%	3.3% – 22.5%	4.7%
Discount rate	8.5% – 18.5%	9.4%	8.8% – 8.8%	8.8%
Student loans				
Market servicing costs	0.1% – 0.3%	0.1%	0.1% – 0.2%	0.1%
Conditional prepayment rate	7.6% – 18.1%	11.9%	10.9% – 15.3%	12.2%
Annual default rate	0.3% – 3.7%	0.8%	0.3% – 3.7%	0.6%
Discount rate	8.5% – 8.5%	8.5%	8.8% – 8.8%	8.8%
Home loans				
Market servicing costs	0.1% – 0.2%	0.1%	0.1% – 0.2%	0.2%
Conditional prepayment rate	5.0% – 25.0%	6.9%	5.6% – 24.0%	8.1%
Annual default rate	0.0% – 0.1%	0.1%	0.1% – 0.1%	0.1%
Discount rate	9.3% – 10.0%	9.3%	9.2% – 10.0%	9.3%

The key assumptions are defined as follows:

- *Market servicing costs* — The fee a willing market participant, which we validate through actual third-party bids for our servicing, would require for the servicing of personal loans, student loans and home loans with similar characteristics as those in our serviced portfolio. An increase in the market servicing cost, in isolation, would result in a decrease in a fair value measurement. The weighted average assumption was weighted based on relative fair value.

- *Conditional prepayment rate* — The monthly annualized proportion of the principal of a pool of loans that is assumed to be paid off prematurely in each period. An increase in the conditional prepayment rate, in isolation, would result in a decrease in a fair value measurement. The weighted average assumption was weighted based on relative fair value.

- *Annual default rate* — The annualized rate of default within the total serviced loan balance. An increase in the annual default rate, in isolation, would result in a decrease in a fair value measurement. The weighted average assumption was weighted based on relative fair value.

- *Discount rate* — The weighted average rate at which the expected cash flows are discounted to arrive at the net present value of the servicing rights. An increase in the discount rate, in isolation, would result in a decrease in a fair value measurement. The weighted average assumption was weighted based on relative fair value.

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

The following table presents the estimated decrease to the fair value of our servicing rights if the key assumptions had each of the below adverse changes:

	December 31,	
	2024	**2023**
Market servicing costs		
2.5 basis points increase	$ (6,485)	$ (6,176)
5.0 basis points increase	(13,014)	(12,351)
Conditional prepayment rate		
10% increase	$ (8,344)	$ (5,189)
20% increase	(16,255)	(10,098)
Annual default rate		
10% increase	$ (662)	$ (480)
20% increase	(1,319)	(921)
Discount rate		
100 basis points increase	$ (6,370)	$ (4,674)
200 basis points increase	(12,344)	(9,054)

The sensitivity calculations above are hypothetical and should not be considered to be predictive of future performance. The effect on fair value of a variation in assumptions generally cannot be determined because the relationship of the change in assumptions to the fair value may not be linear. Additionally, the effect of an adverse variation in a particular assumption on the fair value of our servicing rights is calculated while holding the other assumptions constant. In reality, changes in one factor may lead to changes in other factors, which could impact the above hypothetical effects.

Residual Investments and Residual Interests Classified as Debt

Residual investments and residual interests classified as debt do not trade in active markets with readily observable prices, and there is limited observable market data for reference. The fair values of residual investments and residual interests classified as debt are determined using a discounted cash flow methodology. Management classifies residual investments and residual interests classified as debt as Level 3 due to the use of significant unobservable inputs in the fair value measurements.

The following key unobservable inputs were used in the fair value measurements of our residual investments and residual interests classified as debt:

	December 31, 2024		December 31, 2023	
	Range	**Weighted Average**	**Range**	**Weighted Average**
Residual investments				
Conditional prepayment rate	11.0% – 32.7%	16.0%	12.2% – 28.3%	14.8%
Annual default rate	0.5% – 7.8%	1.8%	0.5% – 6.9%	1.4%
Discount rate	5.5% – 30.0%	8.6%	5.8% – 15.5%	8.7%
Residual interests classified as debt				
Conditional prepayment rate	11.9% – 11.9%	11.9%	12.3% – 12.6%	12.4%
Annual default rate	1.0% – 1.0%	1.0%	0.7% – 0.7%	0.7%
Discount rate	10.3% – 10.3%	10.3%	10.0% – 10.3%	10.0%

The key assumptions are defined as follows:

- *Conditional prepayment rate* — The monthly annualized proportion of the principal of a pool of loans that is assumed to be paid off prematurely in each period for the pool of loans in the securitization. An increase in the conditional prepayment rate, in isolation, would result in a decrease in a fair value measurement. The weighted average assumption was weighted based on relative fair value.

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

- *Annual default rate* — The annualized rate of borrowers who fail to remain current on their loans for the pool of loans in the securitization. An increase in the annual default rate, in isolation, would result in a decrease in a fair value measurement. The weighted average assumption was weighted based on relative fair value.

- *Discount rate* — The weighted average rate at which the expected cash flows are discounted to arrive at the net present value of the residual investments and residual interests classified as debt. An increase in the discount rate, in isolation, would result in a decrease in a fair value measurement. The weighted average assumption was weighted based on relative fair value.

Loan Commitments

We classify student loan commitments as Level 3 because the assets do not trade in an active market with readily observable prices and, as such, our valuations utilize significant unobservable inputs. Additionally, we classify IRLCs as Level 3, as our IRLCs are inherently uncertain and unobservable given that a home loan origination is contingent on a plethora of factors. The following key unobservable inputs were used in the fair value measurements of our IRLCs and student loan commitments:

	December 31, 2024		December 31, 2023	
	Range	**Weighted Average**	**Range**	**Weighted Average**
IRLCs				
Loan funding probability[1]	58.1% – 79.7%	71.8%	71.9% – 77.2%	76.3%
Student loan commitments				
Loan funding probability[1]	95.0% – 95.0%	95.0%	95.0% - 95.0%	95.0%

_____

(1) The aggregate amount of student loans we committed to fund was $149,402 and $89,369 as of December 31, 2024 and December 31, 2023, respectively. See *Note 14. Derivative Financial Instruments* for the aggregate notional amount associated with IRLCs.

The key assumption is defined as follows:

- *Loan funding probability* — Our expectation of the percentage of IRLCs or student loan commitments which will become funded loans. A significant difference between the actual funded rate and the assumed funded rate at the measurement date could result in a significantly higher or lower fair value measurement of our IRLCs and student loan commitments. An increase in the loan funding probabilities, in isolation, would result in an increase in a fair value measurement. The weighted average assumptions were weighted based on relative fair values.

Safeguarding Assets and Liabilities

The following table presents the significant digital assets held by our third-party custodians on behalf of our members as of December 31, 2023. We had no digital assets safeguarding liability or corresponding safeguarding asset as of December 31, 2024.

	December 31, 2023
Bitcoin (BTC)	$ 5,425
Ethereum (ETH)	3,304
Ethereum Classic (ETC)	294
Litecoin (LTC)	198
Dogecoin (DOGE)	8
All other[1]	63
Digital assets safeguarding liability and corresponding safeguarding asset[2]	$ 9,292

_____

(1) Includes 17 digital assets as of December 31, 2023, none of which were determined to be individually significant.

(2) Refer to *Note 1. Organization, Summary of Significant Accounting Policies and New Accounting Standards* for additional information about our digital assets activities.

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

Financial Instruments Not Measured at Fair Value

The following table summarizes the carrying values and estimated fair values, by level within the fair value hierarchy, of our assets and liabilities that are not measured at fair value on a recurring basis in the consolidated balance sheets:

	Carrying Value	Fair Value			
		Level 1	Level 2	Level 3	Total
December 31, 2024					
Assets					
Cash and cash equivalents[1]	$ 2,538,293	$ 2,538,293	$ —	$ —	$ 2,538,293
Restricted cash and restricted cash equivalents[1]	171,067	171,067	—	—	171,067
Loans at amortized cost[2]	1,246,458	—	—	1,274,080	1,274,080
Other investments[3]	109,417	—	109,417	—	109,417
Total assets	$ 4,065,235	$ 2,709,360	$ 109,417	$ 1,274,080	$ 4,092,857
Liabilities					
Deposits[4]	$ 25,978,204	$ —	$ 25,979,896	$ —	$ 25,979,896
Debt[5]	3,011,814	1,994,381	1,742,884	—	3,737,265
Total liabilities	$ 28,990,018	$ 1,994,381	$ 27,722,780	$ —	$ 29,717,161
December 31, 2023					
Assets					
Cash and cash equivalents[1]	$ 3,085,020	$ 3,085,020	$ —	$ —	$ 3,085,020
Restricted cash and restricted cash equivalents[1]	530,558	530,558	—	—	530,558
Loans at amortized cost[2]	836,159	—	—	864,312	864,312
Other investments[3]	83,551	—	83,551	—	83,551
Total assets	$ 4,535,288	$ 3,615,578	$ 83,551	$ 864,312	$ 4,563,441
Liabilities					
Deposits[4]	$ 18,620,663	$ —	$ 18,612,822	$ —	$ 18,612,822
Debt[5]	5,113,775	955,306	4,024,516	—	4,979,822
Total liabilities	$ 23,734,438	$ 955,306	$ 22,637,338	$ —	$ 23,592,644

---

(1) The carrying amounts of our cash and cash equivalents and restricted cash and restricted cash equivalents approximate their fair values due to the short-term maturities and highly liquid nature of these accounts.

(2) The fair value of our credit cards was determined using a discounted cash flow model with key inputs relating to weighted average lives, expected lifetime loss rates and discount rate. The fair value of our commercial and consumer banking and secured loans was determined using a discounted cash flow model with key inputs relating to the underlying contractual coupons, terms, discount rate and expectations for defaults.

(3) Other investments include FRB stock and FHLB stock, which are presented within *other assets* in the consolidated balance sheets.

(4) The fair values of our deposits without contractually defined maturities (such as demand and savings deposits) and our noninterest-bearing deposits approximate their carrying values. The fair value of our time-based deposits was determined using a discounted cash flow model based on interest rates currently offered for deposits of similar remaining maturities.

(5) The carrying value of our debt is net of unamortized discounts and debt issuance costs. The fair value of our convertible notes was classified as Level 1, as it was based on an observable market quote. The estimated fair value of our 2026 convertible notes was $453.5 million and $955.3 million as of December 31, 2024 and 2023, respectively. The estimated fair value of our 2029 convertible note was $1.5 billion as of December 31, 2024. The fair values of our warehouse facility debt and revolving credit facility debt were classified as Level 2 based on market factors and credit factors specific to these financial instruments. The fair value of our securitization debt was classified as Level 2 and valued using a discounted cash flow model, with key inputs relating to the underlying contractual coupons, terms, discount rate and expectations for defaults and prepayments.

Nonrecurring Fair Value Measurements

Investments in equity securities of $29,500 and $22,920 as of December 31, 2024 and 2023, respectively, which are presented within *other assets* in the consolidated balance sheets, include investments for which fair values are not readily determinable, which we elect to measure using the measurement alternative method of accounting. The fair value measurements are classified within Level 3 of the fair value hierarchy due to the use of unobservable inputs in the fair value measurements. The balances were primarily composed of a $27,500 and $19,739 investment, as of December 31, 2024 and 2023, respectively, valued under the measurement alternative method.

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

Note 16. Share-Based Compensation

2011 Stock Option Plan

Prior to the Business Combination, the Company's Amended and Restated 2011 Stock Option Plan (the "2011 Plan") allowed the Company to grant shares of common stock to employees, non-employee directors and non-employee third parties. As of December 31, 2024, outstanding awards to non-employee third parties under the 2011 Plan were not material. The Company also had shares authorized under a stock plan assumed in a 2020 business combination, which were assumed by the 2011 Plan. Upon the closing of the Business Combination, the remaining unallocated share reserve under the 2011 Plan was cancelled and no new awards may be granted under such plan. Awards outstanding under the 2011 Plan were assumed by SoFi Technologies upon the closing of the Business Combination and continue to be governed by the terms of the 2011 Plan.

2021 Stock Option and Incentive Plan

In connection with the closing of the Business Combination, the Company adopted the 2021 Stock Option and Incentive Plan (the "2021 Plan"), which authorized for issuance 63,575,425 shares of common stock in connection with the Business Combination. Under the 2021 Plan, effective January 1, 2022, our Board of Directors authorized the issuance of an additional 8,937,242 shares. In the third quarter of 2022, the Company's stockholders approved the amendment and restatement of the 2021 Stock Option and Incentive Plan (the "Amended and Restated 2021 Plan"), including a modification to the evergreen provision and an increase in the number of shares of common stock available for issuance under the plan. As of December 31, 2024, the Amended and Restated 2021 Plan includes an aggregate of 200,471,044 shares of common stock authorized for issuance of awards. The Amended and Restated 2021 Plan allows for the number of authorized shares to increase on the first day of each fiscal year beginning on January 1, 2023 and ending on and including January 1, 2030 equal to the lesser of (a) five percent of the aggregate number of shares of common stock outstanding on the final day of the immediately preceding calendar year, and (b) such smaller number of shares of common stock as determined by the Board of Directors. The Amended and Restated 2021 Plan allows for the issuance of stock options, stock appreciation rights, restricted stock, RSUs (including PSUs), dividend equivalents and other stock or cash based awards for issuance to its employees, non-employee directors and non-employee third parties. Shares associated with option exercises and RSU vesting are issued from the authorized pool.

Effective January 1, 2023, we approved a plan to allow our non-employee directors to elect, on an annual basis, to defer their cash retainers into equity awards, and/or to defer their RSU grants, which vest in accordance with the grant terms (collectively referred to as DSUs). DSUs are equity awards that entitle the holder to shares of our common stock when the awards vest. Directors may choose to receive their deferred stock distributions in a lump sum or in installments over different time periods. DSUs are measured based on the fair value of our common stock on the date of grant. DSU activity is presented with RSUs in the disclosures below.

2024 Employee Stock Purchase Plan

In 2024, the Company adopted the 2024 Employee Stock Purchase Plan (the "2024 ESPP"), which authorized for issuance an aggregate of 16,589,650 shares of common stock. The 2024 ESPP provides that the number of shares reserved and available for issuance will automatically increase each January 1, beginning on January 1, 2025, by the lesser of 16,589,650 shares of Common Stock, 1% of the outstanding number of shares of Common Stock on the immediately preceding December 31, or such lesser amount as determined by the 2024 ESPP administrator.

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

Share-based compensation expense related to stock options, RSUs, PSUs and ESPP is presented within the following line items in the consolidated statements of operations and comprehensive income (loss):

	Year Ended December 31,					
	2024		2023		2022	
Technology and product development	$	86,170	$	91,400	$	77,674
Sales and marketing		21,743		26,783		24,176
Cost of operations		13,462		10,662		17,837
General and administrative		124,777		142,371		186,307
Total	$	246,152	$	271,216	$	305,994

Compensation and Benefits

Total compensation and benefits, inclusive of share-based compensation expense, was $927,258, $894,720 and $830,298 for the years ended December 31, 2024, 2023 and 2022, respectively. Compensation and benefits expenses are presented within the following categories of expenses within *noninterest expense*: (i) *technology and product development*, (ii) *sales and marketing*, (iii) *cost of operations*, and (iv) *general and administrative* in the consolidated statements of operations and comprehensive income (loss).

Stock Options

The terms of the stock option grants, including the exercise price per share and vesting periods, are determined by our Board of Directors. At the discretion and determination of our Board of Directors, the 2021 Amended and Restated Plan allows for stock options to be granted that may be exercised before the stock options have vested. The 2011 Plan, which continues to govern awards outstanding under that plan that were assumed by SoFi Technologies upon the closing of the Business Combination, had a similar provision.

Stock options were typically granted at exercise prices equal to the fair value of our common stock at the date of grant. Our stock options typically vest at a rate of 25% after one year from the vesting commencement date and then monthly over an additional three-year period. While the vesting schedule noted is typical, stock options have been issued under other vesting schedules. Our stock options typically expire ten years from the grant date or within 90 days of employee termination.

The following is a summary of stock option activity:

	Number of Stock Options		Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)
Outstanding as of January 1, 2024	17,896,732	$	7.70	3.8
Exercised	(3,070,270)		6.97	
Expired	(15,860)		6.09	
Outstanding as of December 31, 2024	14,810,602	$	7.85	3.1
Exercisable as of December 31, 2024	14,810,602	$	7.85	3.1

The aggregate intrinsic value of stock options exercised during the years ended December 31, 2024, 2023 and 2022 was $16.9 million, $5.6 million and $15.0 million, respectively. As of December 31, 2024, the aggregate intrinsic value of stock options outstanding and stock options exercisable was $111.8 million and $111.8 million, respectively.

As of December 31, 2024, there was no unrecognized compensation cost related to unvested stock options.

Restricted Stock Units

RSUs, inclusive of DSUs, are equity awards granted to employees that entitle the holder to shares of our common stock when the awards vest. For employees hired during 2024, new hire RSU grants typically vest between 12.5% to 16.7% on

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

the first vesting date, which occurs approximately six months after the date of grant, and ratably each quarter of the ensuing 10- to 14-quarter period. For employees hired during 2023, new hire RSU grants typically vest between 12.5% to 25% on the first vesting date, which occurs approximately six months after the date of grant, and ratably each quarter of the ensuing 6- to 14-quarter period. For employees hired during 2022, new hire RSU grants typically vest 12.5% on the first vesting date, which occurs approximately six months after the date of grant, and ratably each quarter of the ensuing 14-quarter period. For employees hired before January 1, 2022, new hire RSU grants typically vest 25% on the first vesting date, which occurs approximately one year after the date of grant, and ratably each quarter of the ensuing 12-quarter period. RSUs have been issued under other vesting schedules, including grants to existing employees. RSUs are measured based on the fair value of our common stock on the date of grant.

The following table summarizes RSU activity:

	Number of RSUs	Weighted Average Grant Date Fair Value
Outstanding as of January 1, 2024	64,879,496	$ 7.95
Granted	43,920,758	7.94
Vested[1]	(35,609,258)	8.14
Forfeited	(12,767,627)	8.22
Outstanding as of December 31, 2024	60,423,369	$ 7.77

_____

(1) The total fair value, based on grant date fair value, of RSUs that vested during the years ended December 31, 2024, 2023 and 2022 was $290.0 million, $282.6 million, and $249.9 million, respectively.

The weighted average grant date fair value of RSUs issued during the years ended December 31, 2023 and 2022 was $6.51 and $7.32, respectively. As of December 31, 2024, there was $430.5 million of unrecognized compensation cost related to unvested RSUs, inclusive of DSUs, which will be recognized over a weighted average period of approximately 2.2 years.

Performance Stock Units

PSUs are equity awards granted to employees that, upon vesting, entitle the holder to shares of our common stock. During 2021 and 2023, we granted PSUs that will vest, if at all, on a graded basis during the four-year period commencing on May 28, 2022, subject to the achievement of specified performance goals, such as the volume-weighted average closing price of our stock over a 90-trading day period ("Target Hurdles") and, now that we are a bank holding company, maintaining certain minimum standards applicable to bank holding companies. In the event of a Sale Event (as defined in the 2021 Amended and Restated Plan), the awards may automatically vest subject to the satisfaction of the Target Hurdles by reference to the sale price, without regard to any other vesting conditions. During 2024, we granted PSUs, that will vest, if at all, at the conclusion of a three-year measurement period, subject to the achievement of specific performance goals, such as absolute growth in tangible book value, total risk weighted capital ratio, and relative total shareholder return.

The following table summarizes PSU activity:

	Number of PSUs	Weighted Average Grant Date Fair Value
Outstanding as of January 1, 2024	16,240,181	$ 10.29
Granted	726,217	9.17
Forfeited	(2,917,895)	7.51
Outstanding as of December 31, 2024	14,048,503	$ 10.81

Compensation cost associated with PSUs is recognized using the accelerated attribution method for each of the three vesting tranches over the respective derived service period.

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

We determined the grant-date fair value of PSUs utilizing a Monte Carlo simulation model. The following table summarizes the inputs used for estimating the fair value of PSUs granted:

Input	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Risk-free interest rate	4.5%	1.6%	1.6%
Expected volatility	73.0%	37.7%	37.7%
Fair value of common stock	$8.02	$12.06	$12.06
Dividend yield	—%	—%	—%

Our use of a Monte Carlo simulation model requires the use of subjective assumptions:

- *Risk-free interest rate* — Based on the U.S. Treasury rate at the time of grant commensurate with the remaining term of the PSUs.

- *Expected volatility* — Based on the implied volatility of our common stock from a set of comparable publicly-traded companies.

- *Fair value of common stock* — Based on the closing stock price on the date of grant.

- *Dividend yield* — We assumed no dividend yield because we have historically not paid out dividends to common stockholders.

The weighted average grant date fair value of PSUs issued during the years ended December 31, 2023 and 2022 was $3.36 and $3.71, respectively.

As of December 31, 2024, there was $7.1 million of unrecognized compensation cost related to unvested PSUs, which will be recognized over a weighted average period of approximately 2.0 years.

Employee Stock Purchase Plan

Our ESPP provides permitted eligible employees the right to purchase shares of the Company's common stock through payroll deductions of up to 15% of their eligible compensation, subject to certain limitations. The purchase price of the shares under the ESPP equals 85% of the lower of the fair market value of the Company's common stock on either the first or last day of each six-month offering period (i.e. a 15% discount). The ESPP does not include post-purchase holding requirements and does not include certain features that could trigger modification, such as increases to contribution rates, resets, and rollovers. Employees are allowed to terminate their participation in the ESPP at any time during the purchase period prior to the purchase of shares.

Compensation expense for the ESPP relates to the 15% discount and is calculated as of the beginning of the offering period as the fair value of the employees' purchase rights utilizing the Black-Scholes Model and compensation expense is recognized over the offering period. The first offering period was initiated in December 2024.

The table below presents the fair value assumptions used for the period indicated:

Input	Year Ended December 31, 2024
Risk-free interest rate	4.3%
Expected term (in years)	0.5
Expected volatility	49.6%
Fair value of common stock	$15.57
Dividend yield	—%

Our use of a Black-Scholes Model requires the use of subjective assumptions:

- *Risk-free interest rate* — Based on the U.S. Treasury rate at the time of grant commensurate with the offering period.

- *Expected term* — Based on the 6-month offering period and corresponding purchase period.

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

- *Expected volatility* — Based on the historical volatility at the offering date, over a historical period equal to the expected term.

- *Fair value of common stock* — Based on the closing stock price on the date of grant (first day of offering period).

- *Dividend yield* — We assumed no dividend yield because we have historically not paid out dividends to common stockholders.

As of December 31, 2024, there was $3.8 million of unrecognized compensation cost related to the ESPP over the remaining six-month offering period, ending in June 2025.

Note 17. Income Taxes

Income (loss) before income taxes consisted of the following:

	Year Ended December 31,		
	2024	**2023**	**2022**
Domestic	$ 292,326	$ (131,899)	$ (299,751)
Foreign[1]	(58,981)	(169,259)	(18,970)
Income (loss) before income taxes	$ 233,345	$ (301,158)	$ (318,721)

_____

(1)   Foreign loss before income taxes for the year ended December 31, 2023 reflects the impact of goodwill impairment losses related to the Technisys reporting unit.

Income tax expense (benefit) consisted of the following:

	Year Ended December 31,		
	2024	**2023**	**2022**
Current tax expense:			
U.S. federal	$ 6,894	$ 5,842	$ —
U.S. state and local	12,552	8,640	4,275
Foreign	2,151	930	909
Total current tax expense	21,597	15,412	5,184
Deferred tax expense (benefit):			
U.S. federal	(127,239)	—	—
U.S. state and local	(98,556)	(115)	543
Foreign	(61,122)	(15,713)	(4,041)
Total deferred tax benefit	(286,917)	(15,828)	(3,498)
Income tax expense (benefit)	$ (265,320)	$ (416)	$ 1,686

The income tax benefit for the year ended December 31, 2024 was $265.3 million, primarily due to the release in the fourth quarter of a $258.4 million valuation allowance against certain deferred tax assets based on our reassessment of their realizability. The timing of this valuation allowance release was primarily due to our cumulative income combined with projections of continued profitability. Management defines cumulative income as the most recent three years of pre-tax income when adjusted for certain non-recurring, non-taxable, or non-deductible transactions.

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

The table below presents a reconciliation of the expected income tax benefit at the statutory federal income tax rate to the income tax expense (benefit) at the effective income tax rate:

	Year Ended December 31,		
	2024	2023	2022
Expected income tax expense (benefit) at federal statutory rate	$ 49,002	$ (63,243)	$ (66,944)
Non-deductible compensation expense[1]	10,786	15,579	23,100
Share-based compensation	6,071	554	19,811
Tax credits[2]	(20,363)	(22,249)	(12,496)
State and local income taxes, net of federal benefit	(66,027)	6,725	4,591
Valuation allowance for deferred tax assets	(239,787)	14,461	27,101
Goodwill impairment	—	51,907	—
Other	(5,002)	(4,150)	6,523
Income tax expense (benefit)	$ (265,320)	$ (416)	$ 1,686
Effective tax rate	(113.70)%	0.14 %	(0.53)%

_____
(1) Reflects the impact of applying Section 162(m), which prohibits deduction of certain excess employee compensation to certain "covered employees".
(2) Primarily relates to research and development tax credits.

The table below presents a reconciliation of unrecognized tax benefits:

	Year Ended December 31,		
	2024	2023	2022
Unrecognized tax benefits at beginning of year	$ 29,687	$ 23,730	$ 6,972
Gross increases – tax positions in prior period	2,957	493	10,944
Gross decreases – tax positions in prior period	(1,257)	(27)	(98)
Gross increases – tax positions in current period	5,086	5,491	6,236
Lapse of statute of limitations	(238)	—	(324)
Unrecognized tax benefits at end of year	$ 36,235	$ 29,687	$ 23,730

As of December 31, 2024, 2023, and 2022 unrecognized tax benefits of $32.4 million, $7.5 million and $6.8 million, respectively, if recognized, would affect our effective tax rate in a future period. We expect to continue to accrue unrecognized tax benefits for certain recurring tax positions; however, we do not expect any other significant increases or decreases to unrecognized tax benefits within the next twelve months.

Interest and penalties recorded during the years ended December 31, 2024, 2023 and 2022 were immaterial.

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

The table below presents the significant components of the Company's net deferred taxes:

	December 31,	
	2024	**2023**
Deferred tax assets:		
Net operating loss carryforwards	$ 192,819	$ 236,492
Tax credits	91,913	77,395
Capitalized research and software expenditures	60,496	38,451
Operating lease liabilities	18,032	21,554
Share-based compensation	14,242	24,730
Accruals and other	63,480	20,913
Gross deferred tax assets	440,982	419,535
Valuation allowance	(30,653)	(345,611)
Total deferred tax assets	$ 410,329	$ 73,924
Deferred tax liabilities:		
Servicing rights	$ (87,946)	$ (49,202)
Intangible assets	(51,878)	(42,261)
Operating lease ROU assets	(15,509)	(18,790)
Other	(7,940)	(3,900)
Total deferred tax liabilities	(163,273)	(114,153)
Deferred tax assets (liabilities), net	$ 247,056	$ (40,229)

The table below details the activity of the deferred tax asset valuation allowance:

	Balance at Beginning of Period	Additions		Deductions	Balance at End of Period
		Charged to Costs and Expenses	Charged to Other Accounts		
Year Ended December 31, 2022					
Deferred tax asset valuation allowance	$ 266,448	$ 37,536	$ 14,426	$ —	$ 318,410
Year Ended December 31, 2023					
Deferred tax asset valuation allowance	318,410	27,201	—	—	345,611
Year Ended December 31, 2024					
Deferred tax asset valuation allowance	345,611	4,800	—	(319,758)	30,653

In connection with recording deferred taxes, management assesses the likelihood that deferred tax assets are more likely than not to be realized. We evaluate our deferred tax assets quarterly to determine whether adjustments to our valuation allowance are appropriate in light of changes in facts and circumstances. Management reviews all evidence, both positive and negative, to determine whether it is more likely than not that our deferred tax assets are realizable. Examples of positive or negative evidence include cumulative income, projections of future profitability, future reversal of deferred tax liabilities, history of U.S. federal and material state tax attributes expiring unused, as well as tax planning strategies. Management defines cumulative income as the most recent three years of pre-tax income when adjusted for certain non-recurring, non-taxable, or non-deductible transactions. Generally, the weight we give to any particular factor is dependent upon the degree to which it can be objectively verified. As a result, we give greater weight to the recent cumulative income of a relevant jurisdiction than other more subjective factors.

During 2024, the valuation allowance decreased by $315.0 million, of which $258.4 million related to our fourth quarter assessment in which management concluded that cumulative income combined with projections of future profitability provided substantial positive evidence that outweighs the negative evidence to support the realization of certain of the Company's deferred tax assets, primarily related to U.S. and certain state jurisdictions. As a result, during the fourth quarter of

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

2024, the Company released $258.4 million of its valuation allowance. We continue to maintain a valuation allowance of $30.7 million, in certain state and foreign jurisdictions where sufficient positive evidence does not exist to support the realizability of deferred tax assets. Management will continue to assess the need for a valuation allowance in future periods.

During 2023, and 2022, we maintained a full valuation allowance against our net deferred tax assets, in applicable jurisdictions, increasing our valuation allowance by $27.2 million and $37.5 million, respectively.

Net operating loss carryforwards by jurisdiction:

As of December 31, 2024, the Company had federal, state, and foreign net operating loss carryforwards (prior to the application of statutory tax rates) of approximately $505.1 million, $1.2 billion and $126.1 million, respectively. Federal and foreign net operating loss carryforwards of approximately $485.2 million and $74.8 million, respectively, carry forward indefinitely, while the remaining federal and foreign net operating loss carryforwards primarily start expiring in 2043. Most state net operating loss carryforwards are limited and primarily begin expiring in 2042. The carryforwards, net of the valuation allowance for certain states, are expected to be fully utilized prior to expiration. Additionally, as of December 31, 2024, the Company had federal and state research and development credit carryforwards of $86.0 million and $32.5 million, respectively. The federal research credit carryforwards will expire beginning in 2036 and the state research credits will expire beginning in 2031.

The Company files a federal income tax return in the United States and also files in various state and foreign jurisdictions. The following are the major tax jurisdictions in which the Company operates and the earliest tax year subject to examination:

Jurisdiction	Tax year
United States	2011
California	2012

A portion of our foreign operations benefit from tax holidays. However, due to loss carryforwards, tax holidays do not result in any material cash tax benefits for any period presented. We qualify for a tax holiday in Argentina by fulfilling certain requirements of the "Regime for the Promotion of the Knowledge Economy (Law 27,506)". The regime is in effect from January 1, 2020, through December 31, 2029. An annual application process is required for approval and to continue to qualify for the holiday. The regime reduces the statutory federal income tax rate from 35% to 28%.

Note 18. Commitments, Guarantees, Concentrations and Contingencies

Commitments

As of December 31, 2024, we had $685.6 million in financial commitments outstanding related to sponsorship, advertising, and cloud computing agreements under which we are required to make payments over the life of the agreements ranging from one to 15 years.

We made payments related to these commitments totaling $80.8 million, $67.3 million and $50.8 million during the years ended December 31, 2024, 2023 and 2022, respectively. Amounts payable in future periods are as follows:

	December 31, 2024
2025	$ 99,419
2026	76,738
2027	56,464
2028	53,260
2029	41,271
Thereafter	358,478
Total	$ 685,630

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

We also have commitments to fund home loans and student loans that are only cancellable at the option of the borrower. The commitments are measured at fair value on a recurring basis. See *Note 15. Fair Value Measurements* for additional information.

As part of our community reinvestment initiatives, we have a commitment to fund a line of credit to be used to finance housing and stimulate economic development in low- to moderate-income communities. As of December 31, 2024, we funded $6.0 million of loans, which are presented within *loans held for investment, at amortized cost* in the consolidated balance sheets, and had $19.0 million of the total $25.0 million commitment outstanding.

For information on our leases, see *Note 9. Property, Equipment, Software and Leases*.

Concentrations

Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash and cash equivalents, restricted cash and restricted cash equivalents, residual investments and loans. We hold cash and cash equivalents and restricted cash and restricted cash equivalents in accounts at regulated domestic financial institutions in amounts that may exceed FDIC insured amounts. We believe these institutions are of high credit quality.

We are dependent on third-party funding sources and deposit balances to originate loans. Additionally, we sell loans to various third parties. We have historically sold loans to a limited pool of third-party buyers. No individual third-party buyer accounted for 10% or more of consolidated total net revenues for the periods presented.

Within our Technology Platform segment, we have a relatively smaller number of clients compared to our lending and financial services businesses. As such, the loss of one or a few of our top clients could be significant to that portion of our business. No individual client accounted for 10% or more of consolidated total net revenues for the periods presented.

The Company is exposed to default risk on borrower loans originated and financed by us. There is no single borrower or group of borrowers that comprise a significant concentration of the Company's loan portfolio. Likewise, the Company is not overly concentrated within a group of channel partners or other customers, with the exception of our distribution of personal loan residual interests in our sponsored personal loan securitizations, which we market to third parties, and the aforementioned whole loan buyers. Given we have a limited number of prospective buyers for our personal loan securitization residual interests, this might result in our utilization of a significant amount of deposits or our own capital to fund future residual interests in personal loan securitizations, or impact the execution of future securitizations if we are limited in our own ability to invest in the residual interest portion of future securitizations, or find willing buyers for securitization residual interests.

Contingencies

Legal Proceedings

In the ordinary course of business, the Company may be subject to a variety of pending legal proceedings. While we are unable to predict the ultimate outcome of these actions, we believe that any ultimate liability arising from any of these actions will not have a material adverse effect on our consolidated financial position, results of operations or cash flows. However, many of these matters are in various stages of proceedings and further developments could cause management to revise its assessment of these matters. Our assessments are based on our knowledge and historical experience, as well as the specific facts and circumstances asserted, but the ultimate outcome of any matter could require payment substantially in excess of the amount that we have accrued and/or disclosed. Regardless of the final outcome, defending lawsuits, claims, government and self-regulatory organization investigations, and proceedings in which we are involved is costly and can impose a significant burden on management and employees, and there can be no assurances that we will receive favorable final outcomes.

Guarantees

We have three types of repurchase obligations that we account for as financial guarantees. First, we issue financial guarantees to GSEs on loans that we sell to GSEs, which manifest as repurchase requirements if it is later discovered that loans sold to a GSE do not meet their guidelines. We have a three-year repurchase obligation from the time of origination to buy back originated loans that do not meet GSE guidelines, and we are required to pay the full initial purchase price back to the GSE. We recognize a liability for the full amount of expected loan repurchases, which we estimate based on historical repurchase activity for similar types of loans and assess whether adjustments to our historical loss experience are required based on current

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

conditions and forecasts of future conditions, as appropriate, as our exposure under the guarantee is typically short-term in nature. The liability we record is equal to what we expect to buy back. Second, we make standard representations and warranties related to other loan transfers, breaches of which would require us to repurchase the transferred loans. Finally, we have limited repurchase obligations for certain loan transfers associated with credit-related events, such as early prepayment or events of default within 90 days after origination. In the event of a repurchase, we are typically required to pay the purchase price of the loans transferred.

As of December 31, 2024, and 2023, we accrued liabilities within *accounts payable, accruals and other liabilities* in the consolidated balance sheets of $11.9 million and $5.9 million, respectively, related to our estimated repurchase obligation. The corresponding charges for changes in the estimated obligation are recorded within *noninterest income—loan origination, sales, and securitizations* in the consolidated statements of operations and comprehensive income (loss) or within *noninterest income - loan platform fees* in the consolidated statements of operations and comprehensive income (loss) in connection with transfers of loans held for sale and carried at the lower of amortized cost or fair value as part of our Loan Platform Business. As of December 31, 2024 and 2023, the amounts associated with loans sold that were subject to the terms and conditions of our repurchase obligations totaled $12.5 billion and $6.7 billion, respectively.

As of December 31, 2024 and 2023, we had a total of $5.6 million and $6.4 million, respectively, in letters of credit outstanding with financial institutions, which were issued for the purpose of securing certain of our operating lease obligations. A portion of the letters of credit was collateralized by $1.3 million and $1.3 million of our cash as of December 31, 2024 and 2023, respectively, which is included within *restricted cash and restricted cash equivalents* in the consolidated balance sheets.

As of December 31, 2024 and 2023, we had a total of $25.2 million and $27.2 million, respectively, in letters of credit outstanding with the FHLB, which serve as collateral for public deposits and were collateralized by loans.

Mortgage Banking Regulatory Mandates

We are subject to certain state-imposed minimum net worth requirements for the states in which we are engaged in the business of a residential mortgage lender. Noncompliance with these requirements on an annual basis could result in potential fines or penalties imposed by the applicable state. Future events or changes in mandates may affect our ability to meet mortgage banking regulatory requirements. As of December 31, 2024 and 2023, we were in compliance with all minimum net worth requirements; therefore, we have not accrued any liabilities related to fines or penalties.

Retirement Plans

We have a 401(k) plan that covers all U.S. employees meeting certain eligibility requirements. The 401(k) plan is designed to provide tax-deferred retirement benefits in accordance with the provisions of Section 401(k) of the Internal Revenue Code. Eligible employees may defer up to 100% of eligible compensation up to the annual maximum as determined by the IRS. Our contributions to the plan are discretionary. We have not made any contributions to the plan to date.

Note 19. Earnings (Loss) Per Share

Series 1 Redeemable Preferred Stock has preferential cumulative dividend rights. To calculate net income (loss) attributable to common stockholders for each period presented, we adjust the numerator for basic and diluted EPS for the impact of the contractual amount of dividends payable to holders of Series 1 Redeemable Preferred Stock and the impact of redemption activity, if applicable. In May 2024, the Company redeemed all Series 1 Redeemable Preferred Stock outstanding. See *Note 13. Equity* for additional information.

Basic EPS is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period.

Diluted EPS is computed by dividing net income (loss) attributable to common stockholders, as adjusted for activity related to convertible notes, net of tax, if dilutive and applicable, by the weighted average number of shares of common stock outstanding during the period plus the effect of dilutive potential common shares. These potential common shares relate to (i) contingently issuable shares including PSU awards which require future service as a condition of delivery of the underlying common stock as determined using contingently issuable share guidance, (ii) outstanding RSUs, options, warrants and shares issuable under the ESPP as determined using the treasury stock method, and (iii) shares issuable upon conversion of convertible

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

notes as determined using the if-converted method. The adjustment for convertible notes reflects the conversion price at the end of the reporting period. We excluded the effect of all potentially dilutive common stock elements from the denominator in the computation of diluted EPS in the periods where their inclusion would have been anti-dilutive.

The calculations of basic and diluted earnings (loss) per share were as follows:

		Year Ended December 31,	
($ and shares in thousands, except per share amounts)	**2024**	**2023**	**2022**
Numerator:			
Net income (loss)	$ 498,665	$ (300,742)	$ (320,407)
Less: Redeemable preferred stock dividends	(16,503)	(40,425)	(40,425)
Less: Redeemable preferred stock redemptions, net[1]	(3,026)	—	—
Net income (loss) attributable to common stockholders – basic	$ 479,136	$ (341,167)	$ (360,832)
Plus: Dilutive effect of convertible notes, net[2]	(44,360)	—	—
Net income (loss) attributable to common stockholders – diluted[2]	$ 434,776	$ (341,167)	$ (360,832)
Denominator:			
Weighted average common stock outstanding – basic	1,050,219	945,024	900,886
Convertible notes[3]	33,973	—	—
Unvested RSUs	14,405	—	—
Common stock options	2,793	—	—
Weighted average common stock outstanding – diluted	1,101,390	945,024	900,886
Earnings (loss) per share – basic	$ 0.46	$ (0.36)	$ (0.40)
Earnings (loss) per share – diluted[2]	$ 0.39	$ (0.36)	$ (0.40)

_____

(1)   In May 2024, we redeemed all outstanding Series 1 Redeemable Preferred Stock. The premium of $3,026 for the excess of the amount paid upon redemption over the carrying value of redeemable preferred stock at the time of exercise is considered to be akin to a dividend, and as such is deducted from net income (loss) to determine the net income (loss) attributable to common stockholders. See *Note 13. Equity* for additional information.

(2)   For the year ended December 31, 2024, diluted earnings per share of $0.39 and diluted net income attributable to common stockholders of $434,776 exclude gain on extinguishment of debt, net of tax, as well as interest expense incurred, net of tax, associated with convertible note activity during the period as evaluated under the if-converted method.

(3)   For the year ended December 31, 2024, includes incremental dilutive shares from 2026 convertible notes and 2029 convertible notes.

The following table presents the securities that were not included in the computation of diluted EPS as the effect would have been anti-dilutive. For the year ended December 31, 2023 and December 31, 2022, all elements were excluded from our calculation of diluted EPS as there were no earnings attributable to common stockholders, and amounts reflect the number of instruments outstanding at the end of the period.

	Year Ended December 31,		
(Shares in thousands)	**2024**	**2023**	**2022**
Unvested RSUs[1]	14,985	64,879	69,538
Common stock options[1]	6,658	17,897	18,750
Unvested PSUs	14,049	16,240	19,564
ESPP	59	—	—
Contingent common stock[2]	46	46	6,306
Convertible notes	—	49,611	53,538
Common stock warrants[3]	—	12,171	12,171

_____

(1)   Amounts reflect weighted average instruments outstanding for the year ended December 31, 2024.

(2)   Represents contingently returnable common stock in connection with the Technisys Merger, which consists of shares that continue to be held in escrow pending resolution of outstanding indemnification claims by SoFi. These shares were issued in 2022 and partially released in 2023. See *Note 2. Business Combinations* for additional information.

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

(3) All remaining unexercised common stock warrants expired in May 2024. As of December 31, 2024, the Company has no outstanding common stock warrants.

Note 20. Business Segment and Geographic Information

Segment Organization and Reporting Framework

We have three reportable segments: Lending, Technology Platform and Financial Services. Each of our reportable segments is a strategic business unit that serves specific needs of our members based on the products and services provided. The segments are based on the manner in which management views the financial performance of the business. The reportable segments also reflect our organizational structure. Each segment has a segment manager who reports directly to the CODM. Our CODM is the company's chief executive officer. The CODM has ultimate authority and responsibility over resource allocation decisions and performance assessment.

The operations of acquired businesses have been integrated into, or managed as part of, our existing reportable segments. Activities that are not part of a reportable segment, such as management of our corporate investment portfolio and asset/liability management by our centralized treasury function (as further discussed below), are included in our Corporate/Other segment.

Contribution profit (loss) is the measure of segment profit and loss reviewed by the CODM. Contribution profit (loss) is used by the CODM to evaluate segment performance and make decisions about funding our operations and allocating resources, primarily through periodic segment performance reviews. Contribution profit (loss) is defined as total net revenue for each reportable segment less:

- fair value changes in servicing rights and residual interests classified as debt that are attributable to assumption changes, which impact the contribution profit within the Lending segment. These fair value changes are non-cash in nature and are not realized in the period; therefore, they do not impact the amounts available to fund our operations; and

- expenses directly attributable to the corresponding reportable segment. Directly attributable expenses are the significant expenses of each of our respective segments, and primarily include compensation and benefits, direct advertising and lead generation, and vary based on the amount of activity within each segment. Directly attributable expenses also include loan origination and servicing expenses, professional services, product fulfillment, and occupancy-related costs. Expenses are attributed to the reportable segments using either direct costs of the segment or labor costs that can be attributed based upon the allocation of employee time for individual products.

- the provision for credit losses which primarily relates to the financial services segment.

We apply an FTP framework to attribute net interest income to our business segments based on their usage and/or provision of funding, implemented beginning in the first quarter of 2022. The primary objective of the FTP framework is to transfer interest rate risk from the business segments by providing matched duration of funding of assets and liabilities to allocate interest income and interest expense to each segment. Therefore, the financial impact, management and reporting of interest rate risk is centralized in Corporate/Other, where it is monitored and managed. Under the FTP framework, treasury provides a funds credit for sources of funds, such as deposits, and a funds charge for the use of funds, such as loans and credit cards. The process for determining FTP credits and charges is based on a number of factors and assumptions, including prevailing market interest rates, the expected duration of interest-earning and interest-bearing assets and liabilities, contingent risks and behaviors, and our broader funding profile. As the durations of assets and liabilities are typically not perfectly matched, the residual impact of the FTP framework is reflected within Corporate/Other. We regularly assess the assumptions, methodologies and reporting classifications used for segment reporting, which may result in further refinements or changes to the framework in future periods. The application of the FTP framework impacts the measure of net interest income and, thereby, total net revenue and contribution profit (loss) for our reportable segments, as well as the total net revenue of Corporate/Other, but has no impact on our consolidated results of operations.

The accounting policies of our reportable segments are consistent with those described in *Note 1. Organization, Summary of Significant Accounting Policies and New Accounting Standards*, except for the application of the FTP framework and the allocations of consolidated income and consolidated expenses. Assets are not allocated to reportable segments, as our CODM does not evaluate reportable segments using discrete asset information.

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

Segment Information

Lending. The Lending segment includes our personal loan, student loan and home loan products and the related servicing activities. We also provide servicing in support of our Loan Platform Business on loans originated on behalf of third-party partners and servicing rights assumed from third parties. Revenues in the Lending segment are driven by changes in the fair value of our whole loans and securitization interests (inclusive of our economic hedging activities), gains or losses recognized on transfers that meet the true sale requirements, and our servicing-related activities, which mainly consist of servicing fees and the changes in our servicing assets over time. In our Lending segment, we also earn the difference between interest income earned on our loans and interest expense as determined using the FTP framework.

Technology Platform. The Technology Platform segment includes: (i) technology products and solutions revenue, which is primarily related to our integrated technology platform as a service through Galileo, which provides the infrastructure to facilitate core client-facing and back-end capabilities, such as account setup, account funding, direct deposit, authorizations and processing, payments functionality and check account balance features, (ii) beginning in March 2022, revenue earned by Technisys, which expanded our segment to include a cloud-native digital and core banking platform offering and which results in the sale of software licenses and associated services, including implementation and maintenance, and (iii) beginning in the third quarter of 2023, interest income earned on segment cash balances, for which prior period amounts were determined to be immaterial. Our CODM considers contribution profit in evaluating the performance of our Technology Platform segment and making resource allocation decisions. See *Note 2. Business Combinations* for additional information on the Technisys Merger.

Financial Services. The Financial Services segment includes: (i) our SoFi Money product, primarily inclusive of checking and savings accounts which provide members with a digital banking experiences, as well as cash management accounts, (ii) SoFi Invest product which provides investment features and financial planning services, (iii) SoFi Credit Card products, (iv) our Loan Platform Business, through which we provide lending related services and includes activity through which third-party partners leverage our end-to-end origination and servicing platform to acquire loans within their credit specifications on a fee per loan basis, referred loans originated by a third-party partner to which we provide pre-qualified borrower referrals, and certain loans associated with our Lantern financial services marketplace platform, developed to help applicants that do not qualify for SoFi products and small business owners to seek alternative products from other providers, (v) SoFi Relay personal finance management product and (vi) other financial services, such as a product comparison experience through Lantern and content for other financial services institutions, employers and our members.

Revenues in the Financial Services segment include interest income earned and interest expense incurred under the FTP framework, interchange fees on our member debit and credit transactions, and brokerage fees related to pay for order flow and share lending arrangements in SoFi Invest. We earn revenue on loans originated on behalf of third-party partners through our Loan Platform Business, for which we receive a specified fee upon sale which includes a fixed price per loan sold. We also earn referral fees in connection with referral activity we facilitate through our platform, inclusive of referral fees generated through our Loan Platform Business for providing pre-qualified borrower referrals to a third-party partner who separately contracts with a loan originator. Certain products, such as our complementary product SoFi Relay, do not provide direct sources of revenue. Under the FTP framework, the Financial Services segment earns interest income that is reflective of an FTP credit for deposits provided to the overall business, as well as incurs interest expense that is reflective of an FTP charge related to the use of funding for SoFi Credit Card.

Corporate/Other. Corporate/Other includes net revenues associated with corporate functions that are not directly related to a reportable segment. Beginning in the first quarter of 2022, net interest income (expense) within Corporate/Other reflects the residual impact from FTP charges and FTP credits allocated to our reportable segments under our FTP framework. These non-segment net revenue (loss) also include interest income earned on corporate cash balances, nonrecurring income on certain investments from available cash on hand, such as our investments in AFS debt securities (which investments are not interconnected with our core business lines and, thereby, reportable segments), noninterest income related to gains and losses on extinguishment of corporate borrowings including our convertible notes, and interest expense on other corporate borrowings, such as our revolving credit facility and the amortization of debt issuance costs and original issue discount on our convertible notes.

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

Segment Results

The following tables present financial information, including the measure of contribution profit (loss), for each reportable segment. The following tables also reconcile reportable segments total contribution profit (loss) to consolidated income (loss) before income taxes. Directly attributable expenses are the significant expenses of each of our respective segments relative to those regularly provided to our CODM. Expenses not allocated to reportable segments represent items that are not considered by our CODM in evaluating segment performance or allocating resources.

Year Ended December 31, 2024	Lending	Technology Platform	Financial Services	Reportable Segments Total[1]	Corporate/ Other[1]	Total
Net revenue						
Net interest income (expense)	$ 1,207,226	$ 2,158	$ 573,422	$ 1,782,806	$ (66,325)	$ 1,716,481
Noninterest income[2]	277,996	393,020	248,089	919,105	39,273	958,378
Total net revenue (loss)	$ 1,485,222	$ 395,178	$ 821,511	$ 2,701,911	$ (27,052)	$ 2,674,859
Provision for credit losses[3]	—	—	(31,659)	(31,659)		
Servicing rights – change in valuation inputs or assumptions[4]	(6,280)	—	—	(6,280)		
Residual interests classified as debt – change in valuation inputs or assumptions[5]	108	—	—	108		
Directly attributable expenses[6]:						
Compensation and benefits	(126,394)	(152,158)	(137,097)			
Direct advertising	(218,566)	—	(36,729)			
Lead generation	(149,481)	—	(50,325)			
Loan origination and servicing costs	(51,415)	—	—			
Product fulfillment	—	(58,247)	(73,194)			
Tools and subscriptions	—	(28,081)	—			
Member incentives	—	—	(80,837)			
Professional services	(11,957)	(12,088)	(22,972)			
Intercompany technology platform expenses	(2,706)	—	(23,924)			
Other	(27,988)	(17,649)	(57,767)			
Directly attributable expenses	(588,507)	(268,223)	(482,845)	(1,339,575)		
Contribution profit	$ 890,543	$ 126,955	$ 307,007	$ 1,324,505		

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

Year Ended December 31, 2023	Lending	Technology Platform	Financial Services	Reportable Segments Total[1]	Corporate/ Other[1]	Total
Net revenue						
Net interest income (expense)	$ 960,773	$ 1,514	$ 334,847	$ 1,297,134	$ (35,394)	$ 1,261,740
Noninterest income (expense)[2]	409,848	350,826	101,668	862,342	(1,293)	861,049
Total net revenue (loss)	$ 1,370,621	$ 352,340	$ 436,515	$ 2,159,476	$ (36,687)	$ 2,122,789
Provision for credit losses[3]	—	—	(54,945)	(54,945)		
Servicing rights – change in valuation inputs or assumptions[4]	(34,700)	—	—	(34,700)		
Residual interests classified as debt – change in valuation inputs or assumptions[5]	425	—	—	425		
Directly attributable expenses[6]:						
Compensation and benefits	(119,266)	(151,041)	(125,143)			
Direct advertising	(183,885)	—	(44,347)			
Lead generation	(115,388)	—	(36,447)			
Loan origination and servicing costs	(46,241)	—	—			
Product fulfillment	—	(47,731)	(49,829)			
Tools and subscriptions	—	(26,384)	—			
Member incentives	—	—	(54,616)			
Professional services	(9,592)	(13,230)	(12,719)			
Intercompany technology platform expenses	(948)	—	(12,961)			
Other	(37,753)	(19,168)	(45,770)			
Directly attributable expenses	(513,073)	(257,554)	(381,832)	(1,152,459)		
Contribution profit (loss)	$ 823,273	$ 94,786	$ (262)	$ 917,797		

Year Ended December 31, 2022	Lending	Technology Platform	Financial Services	Reportable Segments Total[1]	Corporate/ Other[1]	Total
Net revenue						
Net interest income (expense)	$ 531,480	$ —	$ 92,574	$ 624,054	$ (39,958)	$ 584,096
Noninterest income (expense)[2]	608,511	315,133	75,102	998,746	(9,307)	989,439
Total net revenue (loss)	$ 1,139,991	$ 315,133	$ 167,676	$ 1,622,800	$ (49,265)	$ 1,573,535
Provision for credit losses[3]	—	—	(54,332)	(54,332)		
Servicing rights – change in valuation inputs or assumptions[4]	(39,651)	—	—	(39,651)		
Residual interests classified as debt – change in valuation inputs or assumptions[5]	6,608	—	—	6,608		
Directly attributable expenses[6]:						
Compensation and benefits	(103,996)	(143,843)	(110,288)			
Direct advertising	(178,263)	—	(36,660)			
Lead generation	(87,716)	—	(30,418)			
Loan origination and servicing costs	(41,535)	—	—			
Product fulfillment	—	(39,237)	(33,713)			
Tools and subscriptions	—	(21,745)	—			
Member incentives	—	—	(45,923)			
Professional services	(6,649)	(11,460)	(4,590)			
Intercompany technology platform expenses	—	—	(4,600)			
Other	(24,786)	(22,335)	(46,578)			
Directly attributable expenses	(442,945)	(238,620)	(312,770)	(994,335)		
Contribution profit (loss)	$ 664,003	$ 76,513	$ (199,426)	$ 541,090		

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

---

(1) Within the Technology Platform segment, intercompany fees were $36,765, $22,199 and $7,604 for the years ended December 31, 2024, 2023 and 2022, respectively. The equal and offsetting intercompany expenses are reflected within all three segments' directly attributable expenses, as well as within expenses not allocated to segments. The intercompany revenues and expenses are eliminated in consolidation. The revenues are eliminated within Corporate/Other and the expenses are adjusted in our reconciliation of directly attributable expenses below.

(2) Refer to *Note 3. Revenue* for a reconciliation of revenue from contracts with customers to total noninterest income (expense).

(3) In the fourth quarter of 2024, we made a presentation change to present the *provision for credit losses* below *total net revenue* and above *total noninterest expense*, from its previous presentation within *total noninterest expense*. Respective prior period amounts were recast to conform to the current period presentation.

(4) Reflects changes in fair value inputs and assumptions on servicing rights, including conditional prepayment, default rates and discount rates. These assumptions are highly sensitive to market interest rate changes and are not indicative of our performance or results of operations. These non-cash charges, which are recorded within *noninterest income* in the consolidated statements of operations and comprehensive income (loss), are unrealized during the period and, therefore, have no impact on our cash flows from operations.

(5) Reflects changes in fair value inputs and assumptions on residual interests classified as debt, including conditional prepayment, default rates and discount rates. When third parties finance our consolidated securitization VIEs by purchasing residual interests, we receive proceeds at the time of the closing of the securitization and, thereafter, pass along contractual cash flows to the residual interest owner. These obligations are measured at fair value on a recurring basis, with fair value changes recorded within *noninterest income* in the consolidated statements of operations and comprehensive income (loss). These residual debt obligations are measured at fair value on a recurring basis, but they have no impact on our initial financing proceeds, our future obligations to the residual interest owner (because future residual interest claims are limited to contractual securitization collateral cash flows), or the general operations of our business.

(6) The significant expense categories and amounts presented align with the segment-level information that is regularly provided to the CODM. Other expenses for our Lending segment primarily include loan marketing expenses, member promotional expenses, tools and subscriptions, travel and occupancy-related costs, and third-party loan fraud (net of related insurance recoveries). Other expenses for our Technology platform are primarily related to travel and occupancy-related costs, advertising and marketing, and accounts receivable write-offs. Other expenses for our Financial Services segment primarily include operational product losses, third party fraud expense, network servicing fees, travel and occupancy-related costs, tools and subscriptions, and marketing expenses.

The following table reconciles reportable segments total contribution profit to consolidated income (loss) before income taxes. Expenses not allocated to reportable segments represent items that are not considered by our CODM in evaluating segment performance or allocating resources.

	Year Ended December 31,		
	2024	2023	2022
Reportable segments total contribution profit	$ 1,324,505	$ 917,797	$ 541,090
Corporate/Other total net revenue (loss)	(27,052)	(36,687)	(49,265)
Intercompany expenses	36,765	22,199	7,604
Servicing rights – change in valuation inputs or assumptions	6,280	34,700	39,651
Residual interests classified as debt – change in valuation inputs or assumptions	(108)	(425)	(6,608)
Not allocated to segments:			
Share-based compensation expense	(246,152)	(271,216)	(305,994)
Employee-related costs[(1)]	(288,767)	(250,326)	(184,764)
Depreciation and amortization expense	(203,498)	(201,416)	(151,360)
Goodwill impairment expense	—	(247,174)	—
Other corporate and unallocated[(2)]	(368,628)	(268,610)	(209,075)
Income (loss) before income taxes	$ 233,345	$ (301,158)	$ (318,721)

---

(1) Includes expenses related to compensation, benefits, restructuring charges, recruiting, certain occupancy-related costs and various travel costs of executive management, certain technology groups and general and administrative functions that are not directly attributable to the reportable segments.

(2) Represents corporate overhead costs that are not allocated to reportable segments, which primarily includes corporate marketing and advertising costs, tools and subscription costs, professional services costs, amortization of premiums on a credit default swap, corporate and FDIC insurance costs, foreign currency translation adjustments and transaction-related expenses.

Geographic Information

The following tables present total net revenue from external customers and total assets attributed to the United States and to all foreign countries in total in which we operate. We attribute total net revenue and total assets based on the country of

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

domicile of the legal entity. No individual foreign country had material total net revenue during any of the years presented. Our long-lived assets as of the dates indicated were not considered by management to be significant relative to total assets. The majority of our long-lived assets were located in the United States as of the dates indicated.

	Year Ended December 31,		
	2024	2023	2022
United States	$ 2,576,456	$ 2,028,112	$ 1,504,680
All foreign countries	98,403	94,677	68,855
Total net revenue	$ 2,674,859	$ 2,122,789	$ 1,573,535

	December 31,	
	2024	2023
United States	$ 35,299,444	$ 29,133,417
All foreign countries	951,507	941,441
Total assets	$ 36,250,951	$ 30,074,858

Note 21. Regulatory Capital

SoFi Technologies, a bank holding company, and SoFi Bank, a nationally chartered association, are required to comply with regulatory capital rules issued by the Federal Reserve and other U.S. banking regulators, including the OCC and FDIC. From time to time, we may contribute capital to SoFi Bank. We are required to manage our capital position to maintain sufficient capital to satisfy these regulatory rules and support our business activities, including the requirement to maintain minimum regulatory capital ratios in accordance with the Basel Committee on Banking Supervision standardized approach for U.S. banking organizations (U.S. Basel III). If the Federal Reserve finds that we are not "well-capitalized" or "well-managed", we would be required to take remedial action, which may contain additional limitations or conditions relating to our activities.

The Federal Reserve and the OCC have authority to prohibit bank holding companies and banks, respectively, from paying dividends if, in their opinion, the payment of dividends would constitute an unsafe or unsound practice. Under the National Bank Act, SoFi Bank generally may, without prior approval of the OCC, declare a dividend so long as the total amount of all dividends (common and preferred), including the proposed dividend, in the current year do not exceed net income for the current year to date plus retained net income for the prior two years. However, taking into account a wide range of factors, the OCC may object and therefore prevent SoFi Bank from paying dividends to the Company. As such, as of December 31, 2024, the Bank would not have any funds free of restrictions that are available for dividend payments. Restrictions on the ability of SoFi Bank to pay dividends to the parent company could also impact the Company's ability to pay dividends to common stockholders.

Additionally, under the Federal Reserve's capital rules, our bank holding company's ability to pay dividends is restricted if we do not maintain capital above the capital conservation buffer, as discussed below. Further, a policy statement of the Federal Reserve provides that, among other things, a bank holding company generally should not pay dividends on regulatory capital instruments if its net income for the past year is not sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the company's capital needs, asset quality, and overall financial condition. Based on this Federal Reserve policy, as of December 31, 2024, the Company generally would not have any funds free of restrictions available for dividend payments on regulatory capital instruments.

These requirements establish required minimum ratios for CET1 risk-based capital, Tier 1 risk-based capital, total risk-based capital and a Tier 1 leverage ratio; set risk-weighting for assets and certain other items for purposes of the risk-based capital ratios; and define what qualifies as capital for purposes of meeting the capital requirements. Additionally, regulatory capital rules include a capital conservation buffer of 2.5% that is added on top of each of the minimum risk-based capital ratios in order to avoid restrictions on capital distributions and discretionary bonuses. In addition, the Federal Reserve and the OCC have authority to require banking organizations subject to their supervision to hold additional amounts of capital in excess of the minimum risk-based capital ratios.

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

The risk- and leverage-based capital ratios and amounts are presented below:

($ in thousands)	December 31, 2024		December 31, 2023		Required Minimum[1]	Well-Capitalized Minimum[2]
	Amount	Ratio	Amount	Ratio		
SoFi Bank						
CET1 risk-based capital	$ 4,352,537	17.3 %	$ 3,331,616	17.3 %	7.0 %	6.5 %
Tier 1 risk-based capital	4,352,537	17.3 %	3,331,616	17.3 %	8.5 %	8.0 %
Total risk-based capital	4,398,944	17.5 %	3,386,105	17.6 %	10.5 %	10.0 %
Tier 1 leverage	4,352,537	14.4 %	3,331,616	15.0 %	4.0 %	5.0 %
Risk-weighted assets	25,207,621		19,244,841			
Quarterly adjusted average assets	30,159,786		22,273,285			
SoFi Technologies						
CET1 risk-based capital	$ 4,457,212	16.0 %	$ 3,439,969	15.0 %	7.0 %	n/a
Tier 1 risk-based capital	4,457,212	16.0 %	3,439,969	15.0 %	8.5 %	n/a
Total risk-based capital	4,503,618	16.2 %	3,494,458	15.3 %	10.5 %	n/a
Tier 1 leverage	4,457,212	13.4 %	3,439,969	12.8 %	4.0 %	n/a
Risk-weighted assets	27,859,577		22,883,185			
Quarterly adjusted average assets	33,234,724		26,782,318			

_____

(1)   Required minimums presented for risk-based capital ratios include the required capital conservation buffer.

(2)   The well-capitalized minimum measure is applicable at the bank level only.

As of December 31, 2024 and December 31, 2023, our regulatory capital ratios exceeded the thresholds required to be regarded as a well-capitalized institution, and meet all capital adequacy requirements to which we are subject. There have been no events or conditions since December 31, 2024 that management believes would change the categorization.

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

Note 22. Parent Company Condensed Financial Information

The following parent company condensed financial statements are prepared in accordance with Regulation S-X of the SEC, which require such disclosures when the restricted net assets of consolidated subsidiaries exceed 25% of consolidated net assets.

SoFi Technologies, Inc.
Condensed Balance Sheets
(Parent Company Only)

	December 31,	
	2024	2023
Assets		
Cash and cash equivalents	$ 30,760	$ 201
Intercompany receivables	616,686	9,245
Investments in subsidiaries	6,520,671	6,407,596
Goodwill	590,539	590,539
Intangible assets	146,454	180,240
Other assets	401,015	250
Total assets	$ 8,306,125	$ 7,188,071
Liabilities, temporary equity and permanent equity		
Liabilities:		
Accounts payable, accruals and other liabilities	$ 26,061	$ 50,296
Debt	1,754,930	1,582,789
Total liabilities	1,780,991	1,633,085
Temporary equity[1]:		
Redeemable preferred stock, $0.00 par value: 100,000,000 and 100,000,000 shares authorized; — and 3,234,000 shares outstanding as of December 31, 2024 and 2023, respectively	—	320,374
Permanent equity:		
Common stock, $0.00 par value: 3,100,000,000 and 3,100,000,000 shares authorized; 1,095,357,781 and 975,861,793 shares issued and outstanding as of December 31, 2024 and 2023, respectively[2]	109	97
Additional paid-in capital	7,838,988	7,039,987
Accumulated other comprehensive loss	(8,365)	(1,209)
Accumulated deficit	(1,305,598)	(1,804,263)
Total permanent equity	6,525,134	5,234,612
Total liabilities, temporary equity and permanent equity	$ 8,306,125	$ 7,188,071

_____

(1)   Redemption amount was $323,400 as of December 31, 2023.

(2)   Includes 100,000,000 non-voting common shares authorized and no non-voting common shares issued and outstanding as of December 31, 2024 and 2023.

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

SoFi Technologies, Inc.
Condensed Statements of Operations and Comprehensive Income (Loss)
(Parent Company Only)

	Year Ended December 31,		
	2024	2023	2022
Interest income	$ 10,058	$ —	$ —
Interest expense	48,788	28,258	5,075
Net interest expense	(38,730)	(28,258)	(5,075)
Noninterest income	62,279	14,832	—
Total net revenue (loss)	23,549	(13,426)	(5,075)
Noninterest expense	50,487	169,971	42,114
Loss before income taxes	(26,938)	(183,397)	(47,189)
Income tax benefit	399,862	10,696	—
Income (loss) before equity in loss of subsidiaries	372,924	(172,701)	(47,189)
Equity in loss of subsidiaries	125,741	(128,041)	(273,218)
Net income (loss)	$ 498,665	$ (300,742)	$ (320,407)
Other comprehensive income (loss)			
Unrealized gains (losses) on available-for-sale debt securities, net	(7,158)	6,410	(7,260)
Foreign currency translation adjustments, net	2	677	435
Total other comprehensive income (loss)	(7,156)	7,087	(6,825)
Comprehensive income (loss)	$ 491,509	$ (293,655)	$ (327,232)

SoFi Technologies, Inc.
Condensed Statements of Cash Flows
(Parent Company Only)

	Year Ended December 31,		
	2024	2023	2022
Operating activities			
Net cash (used in) provided by operating activities	$ (53,292)	$ (42,618)	$ 290,298
Investing activities			
Changes in investments in subsidiaries	$ (336,819)	$ 79,185	$ (284,295)
Net cash (used in) provided by investing activities	$ (336,819)	$ 79,185	$ (284,295)
Financing activities			
Proceeds from other debt issuances	$ 845,250	$ —	$ —
Taxes paid related to net share settlement of share-based awards	(22,601)	(15,300)	(8,983)
Payment of redeemable preferred stock dividends	(16,503)	(20,213)	—
Redemption of Series 1 preferred stock	(323,400)	—	—
Purchase of capped calls	(90,649)	—	—
Unwind of capped calls	10,180	—	—
Other financing activities	18,393	(1,054)	2,610
Net cash provided by (used in) financing activities	$ 420,670	$ (36,567)	$ (6,373)
Effect of exchange rates on cash and cash equivalents	—	—	571
Net increase in cash, cash equivalents, restricted cash and restricted cash equivalents	$ 30,559	$ —	$ 201
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of period	201	201	—
Cash, cash equivalents, restricted cash and restricted cash equivalents at end of period	$ 30,760	$ 201	$ 201

223

SoFi Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(In Thousands, Unless Otherwise Stated and Except for Share and Per Share Data)

Notes to Parent Company Condensed Financial Information

Note 1. Debt

Convertible Senior Notes, Due 2026

In October 2021, SoFi Technologies, Inc. issued $1.2 billion aggregate principal amount of convertible notes due 2026 ("2026 convertible notes"). In December 2023, SoFi Technologies, Inc. repurchased $88.0 million aggregate principal amount of the 2026 convertible notes, which were settled through the issuance of 9,490,000 shares of common stock. In March 2024, SoFi Technologies, Inc. repurchased $600.0 million aggregate principal amount of the 2026 convertible notes, which were settled through the issuance of 72,621,879 shares of common stock. In August 2024, SoFi Technologies, Inc. repurchased $84.0 million aggregate principal amount of the 2026 convertible notes, which were settled through the issuance of 10,591,795 shares of common stock. Following these repurchases, $428.0 million aggregate principal amount of the 2026 convertible notes remain outstanding.

Convertible Senior Notes, Due 2029

In March 2024, SoFi Technologies, Inc. issued $862.5 million aggregate principal amount of convertible notes due 2029 ("2029 convertible notes").

Other

In April 2023, SoFi Technologies, Inc. entered into the Amended and Restated Credit Agreement, which amended and restated the Original Credit Agreement entered into by Social Finance, Inc. in September 2018 to, among other things, change the borrower entity under the revolving credit facility to SoFi Technologies, Inc.

See *Note 12. Debt* for additional information on these debt arrangements.

Note 2. Temporary Equity

See *Note 13. Equity* for information on the redeemable preferred stock held at SoFi Technologies, Inc.

Note 23. Subsequent Events

Management of the Company performed an evaluation of subsequent events that occurred after the balance sheet date through the date of this Annual Report on Form 10-K, and determined that there were no subsequent events to report.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this Annual Report on Form 10-K. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of the end of the period covered by this Annual Report on Form 10-K and designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the requisite time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Management's Annual Report on Internal Control over Financial Reporting

The management of SoFi Technologies, Inc. (the "Company" or "SoFi") is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. SoFi's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

The internal control over financial reporting includes those policies and procedures that:

• Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

• Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP and that receipts and expenditures are being made only in accordance with authorizations of the Company's management and directors; and

• Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company's financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2024, based on the framework in "*Internal Control—Integrated Framework (2013)*" issued by the Committee of Sponsoring Organizations of the Treadway Commission, commonly referred to as the "2013 Framework". Based on this assessment, as noted below, management, with the participation of our Chief Executive Officer and Chief Financial Officer, concluded that the Company's internal control over financial reporting was effective as of December 31, 2024.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2024, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which appears in this Form 10-K.

Attestation

Our independent registered public accounting firm has issued an attestation report on the effectiveness of the Company's internal control over financial reporting included herein.

Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of SoFi Technologies, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of SoFi Technologies, Inc. and subsidiaries (the "Company") as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated February 24, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Annual Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/   Deloitte & Touche LLP

San Francisco, California
February 24, 2025

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by Item 10 is incorporated herein by reference from the Company's definitive proxy statement for our 2025 Annual Meeting of Stockholders (the "Proxy Statement"), which will be filed with the SEC pursuant to Regulation 14A within 120 days of the end of our 2024 fiscal year.

The Registrant has a code of business conduct and ethics that applies to all of its employees, officers and directors. The code of business conduct and ethics is available on the Registrant's website at www.sofi.com and the Registrant will post any amendments to, or waivers from, the code of business conduct and ethics on that website.

Item 11. Executive Compensation

The information required by Item 11 is incorporated herein by reference from the Company's Proxy Statement, which will be filed with the SEC pursuant to Regulation 14A within 120 days of the end of our 2024 fiscal year.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 12 is incorporated herein by reference from the Company's Proxy Statement, which will be filed with the SEC pursuant to Regulation 14A within 120 days of the end of our 2024 fiscal year.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by Item 13 is incorporated herein by reference from the Company's Proxy Statement, which will be filed with the SEC pursuant to Regulation 14A within 120 days of the end of our 2024 fiscal year.

Item 14. Principal Accounting Fees and Services

The information required by Item 14 is incorporated herein by reference from the Company's Proxy Statement, which will be filed with the SEC pursuant to Regulation 14A within 120 days of the end of our 2024 fiscal year.

Part IV

Item 15. Exhibits, Financial Statement Schedules

The following documents are filed as part of this report:

(1) Financial Statements:

See "Index to Financial Statements" in Part II, Item 8.

(2) Financial Statement Schedules:

Separate financial statement schedules have been omitted either because they are not applicable or because the required information is included in the consolidated financial statements.

(3) Index to Exhibits:

The following exhibits are filed herewith, or were previously filed and are hereby incorporated by reference.

Exhibit No.	Description	Form	File Number	Date of Filing	Exhibit/ Annex Number Reference
2.1+	Agreement and Plan of Merger, dated as of January 7, 2021, by and among Social Capital Hedosophia Holdings Corp. V, Plutus Merger Sub Inc. and Social Finance, Inc.	S-4	333-252009	January 11, 2021	Annex A
2.2	First Amendment to Agreement and Plan of Merger, dated as of March 16, 2021, by and among Social Capital Hedosophia Holdings Corp. V, Plutus Merger Sub Inc. and Social Finance, Inc.	8-K	001-39606	March 16, 2021	2.1
2.3	Agreement and Plan of Merger and Reorganization, dated as of April 6, 2020, by and among Social Finance, Inc., SFI Acquisition Co., Inc., SFI Financial Technologies LLC, and Shareholder Representative Services LLC	S-1	333-257092	June 14, 2021	2.3
2.4+	Agreement and Plan of Merger and Reorganization, dated as of February 19, 2022, by and among SoFi Technologies, Inc., Technisys S.A., Atom New Delaware, Inc., Atom Merger Sub Corporation and Fortis Advisors LLC, as representative	8-K	001-39606	February 24, 2022	2.1
3.1	Certificate of Incorporation of SoFi Technologies, Inc.	8-K	001-39606	June 4, 2021	3.1
3.2	By-Laws of SoFi Technologies, Inc.	8-K	001-39606	June 4, 2021	3.2
4.1	Specimen Common Stock Certificate of SoFi Technologies, Inc.	S-4/A	333-252009	February 10, 2021	4.6
4.2	Form of Amended and Restated Warrant to Purchase Stock, by and among SoFi Technologies, Inc., Social Finance, Inc. and the Investor named therein	S-4	333-252009	January 11, 2021	Annex M
4.3	Indenture, dated as of October 4, 2021, between SoFi Technologies, Inc. and U.S. Bank National Association, as Trustee	8-K	001-39606	October 4, 2021	4.1
4.4	Form of Note representing the 0.00% Convertible Senior Notes due 2026 (included as Exhibit A)	8-K	001-39606	October 4, 2021	4.2
4.5	Description of Registered Securities	10-K	001-39606	March 1, 2022	4.5
4.6	Indenture, dated as of March 8, 2024, between SoFi Technologies, Inc. and U.S. Bank National Association, as Trustee	8-K	001-39606	March 8, 2024	4.1
4.7	Form of Certificate representing the 1.25% Convertible Senior Notes due 2029 (included as Exhibit A)	8-K	001-39606	March 8, 2024	4.2
10.1	Form of Confirmation for Capped Call Transactions	8-K	001-39606	October 4, 2021	10.1
10.2‡	Amended and Restated 2021 Stock Option and Incentive Plan and forms of agreement thereunder	10-Q	001-39606	November 9, 2022	10.1
10.3	Form of Subscription Agreement, by and between the Registrant and the undersigned subscriber party thereto	S-4	333-252009	January 11, 2021	Annex D
10.4	Shareholders' Agreement, dated as of May 28, 2021, by and among the Registrant, SCH Sponsor V LLC, and the parties identified on the signature pages thereto	8-K	001-39606	June 4, 2021	10.4
10.5	Amended and Restated Series 1 Preferred Stock Investors' Agreement, dated as of January 7, 2021, by and among the Registrant and the investors listed on Schedule 1 thereto	S-4	333-252009	January 11, 2021	Annex H
10.6	Amended and Restated Registration Rights Agreement, dated as of May 28, 2021, by and among the Registrant, SCH Sponsor V LLC, certain former stockholders of Social Finance, Inc., as set forth on Schedule 1 thereto, Jay Parikh, Jennifer Dulski and the parties set forth on Schedule 2 thereto	8-K	001-39606	June 4, 2021	10.5
10.7	Series 1 Registration Rights Agreement, dated as of May 28, 2021, by and among the Registrant and certain former stockholders of Social Finance, Inc., as set forth on Schedule 1 thereto	8-K	001-39606	June 4, 2021	10.6
10.8‡	Social Finance, Inc. 2011 Stock Plan and forms of agreements thereunder	S-4	333-252009	January 11, 2021	10.17
10.9‡	Director Deferred Compensation Plan of SoFi Technologies, Inc., effective as of January 1, 2023	10-Q	001-39606	May 10, 2023	10.1

Exhibit No.	Description	Form	File Number	Date of Filing	Exhibit/ Annex Number Reference
10.10†	Stadium Complex Cornerstone Naming Rights and Sponsorship Agreement, dated as of September 14, 2019, by and between Stadco LA, LLC and Social Finance, Inc.	S-1	333-257092	June 14, 2021	10.12
10.11	First Amendment to Stadium Complex Cornerstone Naming Rights and Sponsorship Agreement	10-Q	001-39606	November 9, 2022	10.2
10.12	Amended and Restated Revolving Credit Agreement, dated April 28, 2023, among SoFi Technologies, Inc., the lenders party thereto, the issuing banks party thereto and Goldman Sachs Bank USA, as administrative agent	10-Q	001-39606	May 10, 2023	10.2
10.13	Office Lease One Tehama, dated as of August 6, 2018, by and between 246 First Street (SF) Owner LLC and Social Finance, Inc.	S-1	333-257092	June 14, 2021	10.14
10.14	First Amendment to Office Lease One Tehama, dated as of March 28, 2019, by and between 246 First Street (SF) Owner LLC and Social Finance, Inc.	S-1	333-257092	June 14, 2021	10.15
10.15‡	Amended and Restated Offer of Employment Letter dated as of February 26, 2018 by and between Social Finance, Inc. and Anthony Noto	S-1	333-257092	June 14, 2021	10.16
10.16‡	Offer Letter dated as of May 29, 2018 by and between Social Finance, Inc. and Christopher Lapointe	S-1	333-257092	June 14, 2021	10.17
10.17‡	CFO Promotion Letter dated as of September 14, 2020 by and between Social Finance, Inc. and Christopher Lapointe	S-1	333-257092	June 14, 2021	10.18
10.18‡	Form of Indemnification Agreement	8-K	001-39606	June 4, 2021	10.1
10.19	Form of Confirmation for Capped Call Transactions	8-K	001-39606	March 8, 2024	10.1
10.20	Form of Unwind Agreement	8-K	001-39606	March 8, 2024	10.2
10.21‡	SoFi Technologies, Inc. 2024 Employee Stock Purchase Plan	DEF 14A	001-39606	April 8, 2024	Appendix A
10.22‡	Form of Performance Stock Unit Award Agreement Under the Amended and Restated 2021 Stock Option and Incentive Plan for SoFi Technologies, Inc.	10-Q	001-39606	May 7, 2024	10.3
10.23‡	SoFi Technologies, Inc. Executive Severance Plan	10-Q	001-39606	August 6, 2024	10.1
10.24‡	Form of Offer Letter Amendment for Executive Officers	10-Q	001-39606	November 7, 2024	10.1
10.25‡*	Offer Letter, dated as of May 17, 2021, by and between Galileo Financial Technologies, LLC and Derek White				
19.1*	SoFi Technologies, Inc. Securities Trading and Section 16 Compliance Policy				
21*	List of Subsidiaries of the Registrant				
23*	Consent of Independent Registered Public Accounting Firm				
31.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
31.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
32.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				
32.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				
97.1	Compensation Recovery Policy effective as of October 2, 2023	10-K	001-39606	February 27, 2024	97.1
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the interactive data file because its XBRL tags are embedded within the Inline XBRL document				
101.SCH*	Inline XBRL Taxonomy Extension Schema Document				
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document				
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document				

Exhibit No.	Description	Form	File Number	Date of Filing	Exhibit/ Annex Number Reference
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document				
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document				
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)				

_____

*   Filed herewith.

+   Schedules and exhibits have been omitted pursuant to Item 601(a)(5) or 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

†   Certain confidential portions (indicated by brackets and asterisks) have been omitted from this exhibit.

‡   Indicates a management contract or compensatory plan.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SoFi Technologies, Inc.

Date: February 24, 2025

/s/ Anthony Noto

Anthony Noto
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated as of February 24, 2025.

Signatures	Title
/s/ Anthony Noto	Chief Executive Officer
Anthony Noto	Principal Executive Officer and Director
/s/ Christopher Lapointe	Chief Financial Officer
Christopher Lapointe	Principal Financial Officer and Principal Accounting Officer
/s/ Tom Hutton	Chairman of the Board of Directors
Tom Hutton	
/s/ Steven Freiberg	Vice Chairman of the Board of Directors
Steven Freiberg	
/s/ Ruzwana Bashir	Director
Ruzwana Bashir	
/s/ William Borden	Director
William Borden	
/s/ Dana Green	Director
Dana Green	
/s/ John Hele	Director
John Hele	
/s/ Clara Liang	Director
Clara Liang	
/s/ Gary Meltzer	Director
Gary Meltzer	
/s/ Magdalena Yeşil	Director
Magdalena Yeşil	

Board of Directors

Anthony Noto
Chief Executive Officer,
SoFi Technologies, Inc.

G. Thompson Hutton
Chairman, Managing Partner,
Thompson Hutton, LLC

Steven Freiberg
Vice Chairman, Former CEO,
E*TRADE Financial Corporation

Ruzwana Bashir
Co-Founder and Chief Executive
Officer, Peek.com

William (Bill) Borden
Corporate Vice President,
Worldwide Financial Services,
Microsoft

Dana Green
Former SVP of Bank Supervision,
Federal Reserve Bank of New York

John Hele
Chair, Resolution Re Limited

Clara Liang
Head of Strategy and
Operations, Stripe

Gary Meltzer
Executive Advisor and Consultant,
Former Managing Partner, PwC LLP

Magdalena Yeşil
Entrepreneur, Venture
Capitalist, Author

Executive Team

Anthony Noto
Chief Executive Officer,
Director

Christopher Lapointe
Chief Financial Officer

Kelli Keough
EVP, Group Business Unit Leader,
Spend, Invest, Protect and Save

Arun Pinto
Chief Risk Officer

Jeremy Rishel
Chief Technology Officer

Eric Schuppenhauer
EVP, Group Business Unit Leader,
Borrow

Stephen Simcock
General Counsel

Derek White
CEO, Galileo Financial Technologies,
LLC and Head of SoFi International

Stock Exchange

SoFi Technologies, Inc.'s common
stock is traded on The Nasdaq
Global Select Market under the
symbol "SOFI"

Other Information

The Company's press releases,
annual reports and other
information can be accessed
through the Company's Investor
Relations website at
investors.SoFi.com

Stock Transfer Agent

Continental Stock Transfer
& Trust Company
1 State Street, 30th Floor
New York, NY 10004-1561
212-509-4000
continentalstock.com

Investor Relations

234 1st Street
San Francisco, CA 94105
IR@SoFi.com

Investor Relations Website:
investors.SoFi.com

Follow @SoFiIR: X

Independent Registered Public Accounting Firm

Deloitte & Touche LLP



Corporate Headquarters
234 1st Street
San Francisco, CA 94105